Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189618

CINEMARK USA, INC.

Offer to Exchange

all outstanding 4.875% Senior Notes due 2023

($530,000,000 aggregate principal amount)

for

4.875% Senior Notes due 2023

which have been registered under the Securities Act of 1933, as amended

The exchange offer will expire at midnight, New York City time, on August 7, 2013, unless we extend the exchange offer. We do not currently intend to extend the exchange offer.

•

We are offering to exchange up to $530,000,000 aggregate principal amount of new 4.875% Senior Notes due 2023, or Exchange Notes, which have been registered under the Securities Act of 1933, as amended, or the Securities Act, for an equal principal amount of our outstanding 4.875% Senior Notes due 2023, or Initial Notes, issued in a private offering on May 24, 2013. We refer to the Exchange Notes and the Initial Notes collectively as the Notes.

•

We will exchange all Initial Notes that are validly tendered and not validly withdrawn prior to the closing of the exchange offer for an equal principal amount of Exchange Notes that have been registered.

•	You may withdraw tenders of Initial Notes at any time prior to the expiration of the exchange offer.

•

The terms of the Exchange Notes to be issued are identical in all material respects to the Initial Notes, except for transfer restrictions and registration rights that do not apply to the Exchange Notes, and different administrative terms.

•	The Exchange Notes, together with any Initial Notes not exchanged in the exchange offer, will constitute a single class of debt securities under the indenture governing the Notes.

•	The exchange of Initial Notes will not be a taxable exchange for United States federal income tax purposes. We will not receive any proceeds from the exchange offer.

•	No public market exists for the Initial Notes. We do not intend to list the Exchange Notes on any securities exchange and, therefore, no active public market is anticipated.

See “Risk Factors” beginning on page 15 for a discussion of factors that you should consider before tendering your Initial Notes.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The related letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 12 months after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 9, 2013.

In this prospectus, references to “we,” “us,” “our,” the “issuer,” the “Company” or “Cinemark” are to the combined business of Cinemark USA, Inc. and all of its consolidated subsidiaries unless otherwise indicated or the context requires otherwise.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to security holders upon written or oral request to Cinemark USA, Inc., 3900 Dallas Parkway, Suite 500, Plano, TX 75093, Attn: Michael D. Cavalier, Corporate Secretary, telephone number (972) 665-1000. IN ORDER TO OBTAIN TIMELY DELIVERY, YOU MUST REQUEST THE INFORMATION NO LATER THAN JULY 30, 2013, WHICH IS FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE OF THE EXCHANGE OFFER UNLESS WE DECIDE TO EXTEND THE EXPIRATION DATE.

WHERE YOU CAN FIND MORE INFORMATION

You should rely only upon the information contained and incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to exchange these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We and our parent company, Cinemark Holdings, Inc., or Cinemark Holdings, currently file periodic reports and other information under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the terms of the indenture governing the Notes, we have agreed that, whether or not we are required to do so by the rules and regulations of the Securities and Exchange Commission, or the Commission, after the exchange offer is completed and for so long as any of the Exchange Notes remain outstanding, we will furnish to the trustee and the holders of the Exchange Notes and, upon written request, to prospective investors, and file with the Commission (unless the Commission will not accept such a filing) (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if we were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by our independent registered public accountant and (ii) all reports that would be required to be filed with the Commission on Form 8-K if we were required to file such reports, in each case within the time period specified in the rules and regulations of the Commission. The Commission maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically at http://www.sec.gov. Our filings with the Commission are available to the public from the Commission’s website. The public may read and copy and materials we file with the Commission at the Commission’s Public Reference Room at 100 F. Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, for so long as any of the Exchange Notes remain outstanding, we have agreed to make available to any holder of the Exchange Notes or prospective purchaser of the Exchange Notes, at their request, the information required by Rule 144A(d)(4) under the Securities Act.

This prospectus contains or incorporates by reference summaries of certain agreements that we have entered into, such as the indenture governing the Notes, the exchange and registration rights agreement, or the registration rights agreement, and the agreements described under “Description of Certain Debt Instruments,” “Description of Exchange Notes” and “Certain Relationships and Related Party Transactions.” The descriptions contained in this prospectus of these agreements do not purport to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements. Copies of the definitive agreements will be made available without charge to you by making a written or oral request to us.

MARKET AND INDUSTRY DATA

Information regarding market share, market position and industry data pertaining to our business contained in this prospectus consists of estimates based on data and reports compiled by industry professional organizations, including the Motion Picture Association of America, or MPAA, industry analysts and our knowledge of our revenues and markets.

We take responsibility for compiling and extracting, but have not independently verified, market and industry data provided by third parties, or by industry or general publications. Similarly, while we believe our internal estimates are reliable, our estimates have not been verified by any independent sources. Although we do not make any representation as to the accuracy of information described in these paragraphs, we believe and act as if the information is accurate.

Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this prospectus include the Cinemark, Century and Rave marks, which may be registered in the United States and other jurisdictions. We do not own any trademark, trade name or service mark of any other company appearing in this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on our current expectations, assumptions, estimates and projections about our business and our industry. They include statements relating to:

•	future revenues, expenses and profitability;

•	the future development and expected growth of our business;

•	projected capital expenditures;

•	attendance at movies generally, or in any of the markets in which we operate;

•	the number or diversity of popular movies released and our ability to successfully license and exhibit popular films;

•	national and international growth in our industry;

•	competition from other exhibitors and alternative forms of entertainment; and

•	determinations in lawsuits in which we are defendants.

You can identify forward-looking statements by the use of words such as “may,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “anticipates,” “believes,” “plans,” “expects,” “future” and “intends” and similar expressions which are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. In evaluating these forward-looking statements, you should carefully consider the risks and uncertainties described in “Risk Factors” and elsewhere included or incorporated by reference in this prospectus. These forward-looking statements reflect our view only as of the date of this prospectus. We do not undertake any obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements and risk factors contained throughout or incorporated by reference in this prospectus.

PROSPECTUS SUMMARY

This summary contains basic information about us and the exchange offer. This summary may not contain all of the information that is important to you. You should read this summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes and schedules included elsewhere in this prospectus. Except as otherwise indicated by the context, references in this prospectus to “we,” “us,” “our, “ the “issuer” the “Company” or “Cinemark” are to the combined business of Cinemark USA, Inc. and all of its consolidated subsidiaries. Unless otherwise specified, all operating and other statistical data for the United States, or the U.S., include one theatre in Canada (that was sold during November 2010). All references to Latin America are to Brazil, Mexico, Argentina, Chile, Colombia, Peru, Ecuador, Honduras, El Salvador, Nicaragua, Costa Rica, Panama and Guatemala. Unless otherwise specified, all operating data is as of March 31, 2013.

Our Company

We are a leader in the motion picture exhibition industry in terms of both attendance and the number of screens in operation. As of March 31, 2013, we operated 467 theatres and 5,259 screens in the U.S. and Latin America, and approximately 263.7 million patrons attended our theatres worldwide during the year ended December 31, 2012. Our circuit is the third largest in the U.S. with 298 theatres and 3,916 screens in 39 states as of March 31, 2013. We are the most geographically diverse circuit in Latin America with 169 theatres and 1,343 screens in 13 countries as of March 31, 2013.

We selectively build or acquire new theatres in markets where we can establish and maintain a strong market position. We believe our portfolio of modern theatres provides a preferred destination for moviegoers and contributes to our solid cash flows from operating activities. Our significant presence in the United States and Latin America has made us an important distribution channel for movie studios, particularly as they look to capitalize on the expanding worldwide box office. Our market leadership is attributable in large part to our senior executives, whose years of industry experience range from 16 to 54 years and who have successfully navigated us through many industry and economic cycles.

Revenues, operating income and net income attributable to Cinemark USA, Inc. for the year ended December 31, 2012 were $2,473.5 million, $385.9 million and $170.3 million, respectively, and were $547.8 million, $66.2 million and $32.9 million, respectively, for the three months ended March 31, 2013. At March 31, 2013, we had cash and cash equivalents of $723.8 million and long-term debt of $1,761.8 million. Approximately $248.3 million, or approximately 14%, of our total long-term debt accrues interest at variable rates and approximately $8.8 million of our long-term debt matures in the next 12 months.

Currently, 100% of our first-run domestic theatres are fully digital and we continue to convert our international theatres, which were approximately 43% digital as of March 31, 2013. Digital projection technology gives us greater flexibility in programming and facilitates the exhibition of live and pre-recorded alternative entertainment. We also continue to roll out our Cinemark XD Extreme Digital Cinema, or XD, which offers a premium experience auditorium concept utilizing large screens and the latest in digital projection and enhanced custom sound technologies. The XD experience includes wall-to-wall and ceiling-to-floor screens, wrap-around sound, plush seating and a maximum comfort entertainment environment for an intense sensory experience. We charge a premium price for the XD experience. The XD technology does not require special format movie prints, which allows us the flexibility to play any available digital print we choose, including 3-D content, in the XD auditorium. As of March 31, 2013, we had 120 XD auditoriums in our circuit and have plans to install 30 to 40 more XD auditoriums during the remainder of 2013.

During 2010, we introduced our NextGen concept, which features wall-to-wall and ceiling-to-floor screens and the latest digital projection and sound technologies in all of the auditoriums of a complex. These theatres generally also have an XD auditorium, which offers the wall-to-wall and ceiling-to-floor screen in a larger auditorium with enhanced sound and seating. Most of our future domestic theatres will incorporate this NextGen concept. As of March 31, 2013, 109 screens within nine theatres have the NextGen concept. Eight of these nine theatres also have an XD screen.

Competitive Strengths

We believe the following strengths allow us to compete effectively:

Disciplined Operating Philosophy. We generated operating income and net income attributable to Cinemark USA, Inc. of $385.9 million and $170.3 million, respectively, for the year ended December 31, 2012 and $66.2 million and $32.9 million, respectively, for the three months ended March 31, 2013. Our solid operating performance is a result of our disciplined operating philosophy that centers on building high quality assets, while negotiating favorable theatre level economics, controlling operating costs and effectively reacting to economic and market changes.

Leading Position in Our U.S. Markets. We have a leading market share in the U.S. metropolitan and suburban markets we serve. For the year ended December 31, 2012, we ranked either first or second based on box office revenues in 24 out of our top 30 U.S. markets, including the San Francisco Bay Area, Dallas, Houston, Salt Lake City and Sacramento.

Strategically Located in Heavily Populated Latin American Markets. Since 1993, we have invested throughout Latin America in response to the continued growth of the region. As of March 31, 2013, we operated 169 theatres and 1,343 screens in 13 countries. Our international screens generated revenues of $777.7 million, or 31.4% of our total revenues, for the year ended December 31, 2012. We have successfully established a significant presence in major cities in the region, with theatres in 14 of the 15 largest metropolitan areas. We are the largest exhibitor in Brazil and Argentina. Our geographic diversity makes us an important distribution channel to the movie studios. As of March 31, 2013, approximately 88% of our international first-run screens offered stadium seating. We are well-positioned with our modern, large-format theatres to take advantage of these factors for further growth and diversification of our revenues.

State-of-the-Art Theatre Circuit. We offer state-of-the-art theatres, which we believe makes our theatres a preferred destination for moviegoers in our markets. During 2012, we increased the size of our circuit by adding 129 new state-of-the-art screens worldwide, while closing 41 screens. During the three months ended March 31, 2013, we added two theatres and 19 screens. As of March 31, 2013, we had commitments to open 292 additional new screens over the next three years. We have installed digital projection technology in 100% of our U.S. first-run auditoriums and approximately 43% of our international auditoriums, with plans to install digital projection technology in 100% of our international auditoriums. As of March 31, 2013, approximately 51% of our U.S. screens and 40% of our international screens were 3-D compatible. We also have eight digital IMAX screens. As of March 31, 2013, we had 120 XD auditoriums in our theatres and have plans to install 30 to 40 additional XD auditoriums during the remainder of 2013. Our new NextGen theatre concept provides further credence to our commitment to provide a continuing state-of-the-art movie-viewing experience to our patrons.

Solid Balance Sheet with Significant Cash Flow from Operating Activities. We generate significant cash flow from operating activities as a result of several factors, including a geographically diverse and modern theatre circuit and management’s ability to control costs and effectively react to economic and market changes. Additionally, owning land and buildings for 41 of our theatres is a strategic advantage that enhances our cash flows. We believe our expected level of cash flow generation will provide us with the financial flexibility to continue to pursue growth opportunities, support our debt payments and continue to make dividend payments to our stockholders. In addition, as of March 31, 2013, we owned approximately 18.7 million units of National CineMedia, LLC, or NCM, which are convertible into shares of National CineMedia, Inc.’s common stock and owned approximately 1.2 million shares of RealD Inc., or RealD, both of which offer us an additional source of cash flows. As of March 31, 2013, we had cash and cash equivalents of $723.8 million.

Experienced Management. Led by Chairman and founder Lee Roy Mitchell, Chief Executive Officer, President and Chief Operating Officer Timothy Warner, Chief Financial Officer Robert Copple and President- International Valmir Fernandes, our management team has many years of theatre operating experience, ranging from 16 to 54 years, executing a focused strategy that has led to consistent operating results. This management team has successfully navigated us through many industry and economic cycles.

Our Strategy

We believe our disciplined operating philosophy and experienced management team will enable us to continue to enhance our leading position in the motion picture exhibition industry. Key components of our strategy include:

Establish and Maintain Leading Market Positions. We will continue to seek growth opportunities by building or acquiring modern theatres that meet our strategic, financial and demographic criteria. We focus on establishing and maintaining a leading position in the markets we currently serve. We also monitor economic and market trends to ensure we offer a broad range of products and prices that satisfy our patrons.

Continue to Focus on Operational Excellence. We will continue to focus on achieving operational excellence by controlling theatre operating costs and adequately training our staff while continuing to provide leading customer service. Our margins reflect our track record of operating efficiency.

Selectively Build in Profitable, Strategic Latin American Markets. Our continued international expansion will remain focused primarily on Latin America through construction of modern, state-of-the-art theatres in growing urban markets. As of March 31, 2013, we had commitments to build 12 new theatres with 76 screens during the remainder of 2013 and three new theatres with 23 screens subsequent to 2013, investing an additional $88 million in our Latin American markets. We also plan to install digital projection technology in all of our international auditoriums, which allows us to present 3-D and alternative content in these markets. As of March 31, 2013, approximately 40% of our international auditoriums were 3-D compatible. As of March 31, 2013, we had 45 of our proprietary XD auditoriums installed in our international theatres and have plans to install approximately 15 to 20 additional XD auditoriums internationally during the remainder of 2013.

Commitment to Digital Innovation. Our commitment to technological innovation has resulted in us being 100% digital in our U.S. first-run auditoriums as of March 31, 2013, approximately 51% of which are 3-D compatible. We also had 576 digital auditoriums in our international markets as of March 31, 2013, 539 of which are 3-D compatible. We are planning to convert 100% of our worldwide circuit to digital projection technology, approximately 40-50% of which will be 3-D compatible. We also plan to expand our XD auditorium footprint in various markets throughout the U.S. and in select international markets, which offers our patrons a premium movie-viewing experience.

Our Industry

Domestic Markets

The U.S. motion picture exhibition industry has a track record of long-term growth, with box office revenues growing at an estimated compound annual growth rate, or CAGR, of 1.7% from 2002 to 2012. Against this background of steady long-term growth, the exhibition industry has experienced periodic short-term increases and decreases in attendance, and consequently box office revenues. According to data published by MPAA, 2012 U.S. box office revenues were approximately $10.8 billion, an approximate 6% increase over 2011, and an all-time industry record.

The following table represents the results of a survey by MPAA published during March 2013, outlining the historical trends in U.S. box office performance for the ten year period from 2003 to 2012:

Year	U.S. Box Office Revenues ($ in billions)	Attendance (in billions)	Average Ticket Price
2003	$9.2	1.52	$6.03
2004	$9.3	1.50	$6.21
2005	$8.8	1.38	$6.41
2006	$9.2	1.40	$6.55
2007	$9.6	1.40	$6.88
2008	$9.6	1.34	$7.18
2009	$10.6	1.42	$7.50
2010	$10.6	1.34	$7.89
2011	$10.2	1.28	$7.93
2012	$10.8	1.36	$7.96

Films leading the box office during the year ended December 31, 2012 included The Avengers, The Dark Knight Rises, The Hunger Games, Skyfall, The Twilight Saga: Breaking Dawn Part 2, The Hobbit: An Unexpected Journey, Dr. Suess’ The Lorax, Madagascar 3: Europe’s Most Wanted, Men in Black 3, Taken 2, Snow White and the Huntsman, Safe House, The Vow, Brave, Prometheus, The Amazing Spider-Man, Ice Age: Continental Drift and The Bourne Legacy, among other films.

Films leading the box office during the three months ended March 31, 2013 included Oz: The Great and Powerful, Identify Thief, Silver Linings Playbook, Zero Dark Thirty, G.I. Joe: Retaliation, The Croods and Django Unchained. The film slate for the remainder of 2013 currently includes sequels such as The Hunger Games: Catching Fire, The Hobbit: The Desolation of Smaug, Iron Man 3, The Hangover 3, Monsters University, Despicable Me 2, Star Trek Into Darkness and Fast & Furious 6 and highly anticipated original titles such as Man of Steel, Oblivion, Pacific Rim, Lone Ranger and World War Z, among other films.

International Markets

International box office revenues continue to grow. According to MPAA, international box office revenues were $23.9 billion for the year ended December 31, 2012, which is a result of strong economies, ticket price increases and new theatre construction. According to MPAA, Latin American box office revenues were $2.8 billion for the year ended December 31, 2012, representing a 6% increase from 2011.

Growth in Latin America is expected to continue to be fueled by a combination of robust economies, growing populations, an emerging middle class, attractive demographics (i.e., a significant teenage population), substantial retail development, and quality product from Hollywood, including an increasing number of 3-D films. In many Latin American countries including, Brazil, Argentina, Mexico, Colombia and Chile, successful local film product can also provide incremental box office growth opportunities.

We believe many international markets for theatrical exhibition have historically been underserved and that certain of these markets, especially those in Latin America, will continue to experience growth as additional modern stadium-styled theatres are introduced, film product offerings continue to expand and the local economies continue to grow.

Drivers of Continued Industry Success

We believe the following market trends will drive the continued growth and strength of our industry:

Importance of Theatrical Success in Establishing Movie Brands and Subsequent Markets. Theatrical exhibition is the primary distribution channel for new motion picture releases. A successful theatrical release which “brands” a film is one of the major factors in determining its success in “downstream” markets, such as digital downloads, DVDs, network and syndicated television, video on-demand, pay-per-view television and the Internet.

Increased Importance of International Markets for Box Office Success. International markets continue to be an increasingly important component of the overall box office revenues generated by Hollywood films, accounting for $23.9 billion, or approximately 69% of 2012 total worldwide box office revenues according to MPAA. With the continued growth of the international motion picture exhibition industry, we believe the relative contribution of markets outside North America will become even more significant. Many of the top U.S. films released recently also performed exceptionally well in international markets. Such films included The Avengers, which grossed approximately $892.3 million in international markets, or 59% of its worldwide box office, Ice Age: Continental Drift, which grossed approximately $716.1 million in international markets, or 82% of its worldwide box office, and Skyfall, which grossed approximately $726.4 million in international markets, or 71% of its worldwide box office.

Stable Long-Term Attendance Trends. We believe that long-term trends in motion picture attendance in the U.S. will continue to benefit the industry. Even during the recent recessionary period, attendance levels remained stable as consumers selected the theatre as a preferred value for their discretionary income. With the motion picture exhibition industry’s transition to digital projection technology, the products offered by motion picture exhibitors continue to expand, attracting a broader base of patrons.

Convenient and Affordable Form of Out-Of-Home Entertainment. Movie-going continues to be one of the most convenient and affordable forms of out-of-home entertainment, with an estimated average ticket price in the U.S. of $7.96 in 2012. Average prices in 2012 for other forms of out-of-home entertainment in the U.S., including sporting events and theme parks, range from approximately $27.00 to $78.00 per ticket according to MPAA.

Innovation with Digital Technology. Our industry began its conversion to digital projection technology during 2009, which has allowed exhibitors to expand their product offerings. Digital projection allows the presentation of 3-D content and alternative entertainment such as live and pre-recorded sports programs, concert events, the opera and other special presentations. These additional programming alternatives may expand the industry’s customer base and increase patronage for exhibitors.

Redemption of 8.625% Senior Notes due 2019

We used the proceeds from the issuance of the Initial Notes, after paying the initial purchasers’ discounts and commissions and the estimated fees and expenses related to the offering, together with cash on hand, to redeem all of our outstanding 8.625% Senior Notes due 2019, or the 8.625% Senior Notes. The redemption of the 8.625% Senior Notes was completed on June 24, 2013.

Additional Information

We were incorporated under the laws of the State of Texas in 1987. We are a direct, wholly-owned subsidiary of Cinemark Holdings, a public company traded on the New York Stock Exchange, or the NYSE, under the symbol “CNK.” Our corporate headquarters is located at 3900 Dallas Parkway, Suite 500, Plano, Texas 75093. Our telephone number is (972) 665-1000. Our website address is www.cinemark.com. The information on our web site does not constitute part of this prospectus.

Corporate Structure

The chart below shows our corporate structure and our principal indebtedness on an as adjusted basis, after giving effect to the issuance of the Initial Notes and the redemption of the 8.625% Senior Notes, as of March 31, 2013.

(1)	Cinemark Holdings is a Delaware corporation and a public company listed on The New York Stock Exchange.
(2)

Our amended and restated senior secured credit facility, or the Amended Senior Secured Credit Facility, currently includes a seven year $700.0 million term loan and a five year $100.0 million revolving credit line. At March 31, 2013, there was $698.3 million outstanding under the term loan and no borrowings outstanding under the revolving credit line.

(3)	As of March 31, 2013, approximately $400.0 million aggregate principal amount of the 5.125% Senior Notes due 2022, or the 5.125% Senior Notes, was outstanding.
(4)	As of March 31, 2013, approximately $200.0 million aggregate principal amount of the 7.375% Senior Subordinated Notes due 2021, or the Senior Subordinated Notes, was outstanding.
(5)	Certain of our domestic subsidiaries guarantee the Amended Senior Secured Credit Facility, the 5.125% Senior Notes, the Notes and the Senior Subordinated Notes.
(6)

As of March 31, 2013, one of our Argentina subsidiaries had approximately $1.8 million outstanding under a bank loan. Our foreign subsidiaries do not guarantee the Amended Senior Secured Credit Facility, the Notes, the 5.125% Senior Notes or the Senior Subordinated Notes.

Summary of the Terms of the Exchange Offer

The Exchange Offer	We are offering to exchange up to $530,000,000 aggregate principal amount of our 4.875% Senior Notes due 2023 that have been registered under the Securities Act for up to $530,000,000 aggregate principal amount of our 4.875% Senior Notes due 2023 issued on May 24, 2013, which we refer to herein as the exchange offer. You may exchange your Initial Notes only by following the procedures described elsewhere in this prospectus under “The Exchange Offer—Procedures for Tendering Initial Notes.”

Registration Rights Agreement	We issued the Initial Notes on May 24, 2013. In connection with the issuance of the Initial Notes, we entered into the registration rights agreement with the initial purchasers of the notes, or the initial purchasers, which provides, among other things, for the exchange offer.

Resale of Exchange Notes

Based upon interpretive letters written by the Commission, we believe that the Exchange Notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

• You are acquiring the Exchange Notes in the ordinary course of your business;

• You are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes; and

• You are not our “affiliate”, as that term is defined for the purposes of Rule 144A under the Securities Act.

If any of the foregoing are not true and you transfer any Exchange Note without registering the Exchange Note and delivering a prospectus meeting the requirements of the Securities Act, or without an exemption from registration of your Exchange Notes from such requirements, you may incur liability under the Securities Act. We do not assume any responsibility for, and will not indemnify you for, any such liability.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes that were acquired by such broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes. A broker-dealer may use this prospectus for an offer to resell, a resale or any other retransfer of the Exchange Notes. See “Plan of Distribution.”

Consequences of Failure to Exchange Initial Notes	Initial Notes that are not tendered or that are tendered but not accepted will, following the completion of the exchange offer, continue to be subject to existing restrictions upon transfer. The trading market for Initial Notes not exchanged in the exchange offer may be significantly more limited than at present. Therefore, if your Initial Notes are not tendered and accepted in the exchange offer, it may become more difficult for you to sell or transfer your Initial Notes. Furthermore, you will no longer be able to compel us to register the Initial Notes under the Securities Act and we will not be required to pay additional interest as described in the registration rights agreement. In addition, you will not be able to offer or sell the Initial Notes unless they are registered under the Securities Act (and we will have no obligation to register them, except for some limited exceptions), or unless you offer or sell them under an exemption from the requirements of, or a transaction not subject to, the Securities Act.

Expiration of the Exchange Offer	The exchange offer will expire at midnight, New York City time, on August 7, 2013, unless we decide to extend the expiration date.

Conditions to the Exchange Offer	The exchange offer is not subject to any condition other than certain customary conditions, which we may, but are not required to, waive. We currently anticipate that each of the conditions will be satisfied and that we will not need to waive any conditions. We reserve the right to terminate or amend the exchange offer at any time before the expiration date if any such condition occurs. In the event of a material change in the exchange offer, including the waiver of a material condition, we will extend, if necessary, the expiration date of the exchange offer such that at least five business days remain in the exchange offer following notice of the material change. For additional information regarding the conditions to the exchange offer, see “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Initial Notes	If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, and transmit it together with all other documents required by the letter of transmittal (including the Initial Notes to be exchanged) to Wells Fargo Bank, N.A., as exchange agent, at the address set forth on the cover page of the letter of transmittal. In the alternative, you can tender your Initial Notes by following the procedures for book-entry transfer, as described in this prospectus. There is no procedure for guaranteed late delivery of Initial Notes. For more information on accepting the exchange offer and tendering your Initial Notes, see “The Exchange Offer—Procedures for Tendering Initial Notes” and “—Book-Entry Transfer.”

Special Procedure for Beneficial Holders	If you are a beneficial holder whose Initial Notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your Initial Notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender your Initial Notes on your behalf. If you are a beneficial holder and you wish to tender your Initial Notes on your own behalf, you must, prior to delivering the letter of transmittal and your Initial Notes to the exchange agent, either make appropriate arrangements to register ownership of your Initial Notes in your own name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Withdrawal Rights	You may withdraw the tender of your Initial Notes at any time prior to midnight, New York City time, on the expiration date. To withdraw, you must send a written or facsimile transmission of your notice of withdrawal to the exchange agent at its address set forth in this prospectus under “The Exchange Offer—Withdrawal of Tenders” by midnight, New York City time, on the expiration date.

Acceptance of Initial Notes and Delivery of Exchange Notes	Subject to certain conditions, we will accept all Initial Notes that are properly tendered in the exchange offer and not withdrawn prior to midnight, New York City time, on the expiration date. We will deliver the Exchange Notes promptly after the expiration date. Initial Notes will be validly tendered and not validly withdrawn if they are tendered in accordance with the terms of the exchange offer as detailed under “The Exchange Offer—Procedures for Tendering Initial Notes” and not withdrawn in accordance with the terms of the exchange offer as detailed under “The Exchange Offer—Withdrawal of Tenders.”

United States Federal Tax Consequences	We believe that the exchange of Initial Notes for Exchange Notes generally will not be a taxable exchange for federal tax purposes, but you should consult your tax adviser about the tax consequences of this exchange. See “Certain United States Federal Tax Consequences.”

Exchange Agent	Wells Fargo Bank, N.A., the trustee under the indenture governing the Notes, is serving as exchange agent in connection with the exchange offer. The mailing address of the exchange agent is set forth on the cover page of the letter of transmittal.

Fees and Expense	We will bear all expenses related to consummating the exchange offer and complying with the registration rights agreement.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the Exchange Notes. We received net proceeds of approximately $522 million from the issuance of the Initial Notes. We used the net proceeds, together with cash on hand, for the redemption of the 8.625% Senior Notes, which was completed on June 24, 2013.

Regulatory Approvals	Other than the federal securities laws, there are no federal or state regulatory requirements that we must comply with and there are no approvals that we must obtain in connection with the exchange offer.

Summary Description of the Exchange Notes

The terms of the Exchange Notes are identical in all material respects to those of the Initial Notes except for transfer restrictions and registration rights that do not apply to the Exchange Notes. The Exchange Notes will evidence the same debt as the Initial Notes, and the same indenture will govern the Exchange Notes as the Initial Notes. The summary below describes the principal terms of the Exchange Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Exchange Notes” section of this prospectus contains a more detailed description of the terms and conditions of the Exchange Notes.

Issuer:	Cinemark USA, Inc.

Exchange Notes Offered	$530,000,000 aggregate principal amount of 4.875% of Senior Notes due 2023, registered under the Securities Act.

Maturity Date	June 1, 2023.

Interest Rate and Payment Dates	The Exchange Notes will bear interest at the rate of 4.875% per annum, payable on June 1 and December 1 of each year, beginning on December 1, 2013.

Guarantees	The Exchange Notes will be fully and unconditionally guaranteed on a joint and several senior unsecured basis by our subsidiaries that guarantee, assume or become liable with respect to any of our or a guarantor’s debt. If we cannot make payments on the Exchange Notes when they are due, the guarantors must make them instead. Under certain circumstances, the guarantees may be released without action by, or the consent of, the holders of the Notes. See “Description of Exchange Notes—Subsidiary Guarantees.”

Ranking

The Exchange Notes and the guarantees will be our and our guarantors’ senior unsecured obligations and they will:

• rank equally in right of payment to our and our guarantors’ existing and future senior debt, including borrowings under the Amended Senior Secured Credit Facility, and the 5.125% Senior Notes;

• rank senior in right of payment to our and our guarantors’ existing and future subordinated debt, including the Senior Subordinated Notes;

• be effectively subordinated to all of our and our guarantors’ existing and future secured debt, to the extent of the value of the collateral securing such debt, including our obligations under the Amended Senior Secured Credit Facility; and

• be structurally subordinated to all existing and future debt and other liabilities of our non-guarantor subsidiaries (other than indebtedness and other liabilities owed to us).

As of March 31, 2013, on an as adjusted basis, after giving effect to the issuance of the Initial Notes and the use of proceeds therefrom as described under “Use of Proceeds,” the Exchange Notes would be:

•      effectively subordinated to $825.9 million of our senior secured debt; and

•      structurally subordinated to $280.1 million of debt and other liabilities of our non-guarantor subsidiaries (excluding indebtedness and liabilities owed to us).

For the three months ended March 31, 2013, our non-guarantor subsidiaries generated in the aggregate $189.6 million, or 35%, of our consolidated revenues. As of March 31, 2013, our non-guarantor subsidiaries accounted for $1,094.3 million, or 28%, of our consolidated total assets.

Optional Redemption	Prior to June 1, 2018, we may redeem all or any part of the Exchange Notes at our option at 100% of the principal amount plus a make-whole premium plus accrued and unpaid interest, if any. We may redeem the Exchange Notes in whole or in part at any time on or after June 1, 2018 at the redemption prices described in this prospectus. In addition, prior to June 1, 2016, we may redeem up to 35% of the aggregate principal amount of Exchange Notes from the net proceeds of certain equity offerings at the redemption price set forth in this prospectus. See “Description of Exchange Notes—Optional Redemption.”

Change of Control	If we or Cinemark Holdings experience specific kinds of changes in control, we must offer to repurchase all of the Exchange Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants	The indenture governing the Notes contains restrictive covenants that restrict our and our restricted subsidiaries ability to take certain actions. For a more detailed description, please see “Description of Exchange Notes—Certain Covenants.”

For a discussion of certain risks that should be considered in connection with an investment in the Exchange Notes, see “Risk Factors” beginning on page 15.

Summary Historical Condensed Consolidated Financial and Operating Data

The following tables set forth our summary historical condensed consolidated financial and operating data as of and for the periods indicated. Our summary historical condensed consolidated financial data for the years ended December 31, 2010, 2011 and 2012 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our summary historical condensed consolidated financial data as of and for the three months ended March 31, 2012 and 2013 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus, which, in the opinion of management, reflect all adjustments of a recurring nature necessary for a fair presentation of this information. The historical financial information for the three months ended March 31, 2013 is not necessarily indicative of the results expected for the full year.

You should read the summary historical condensed consolidated financial and operating data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
Statement of Operations Data (in thousands):
Revenues:
Admissions	$1,405,389	$1,471,627	$1,580,401	$373,793	$349,414
Concession	642,326	696,754	771,405	179,820	172,396
Other	93,429	111,232	121,725	25,205	25,963

Total revenues	2,141,144	2,279,613	2,473,531	578,818	547,773
Theatre operating costs	1,327,898	1,396,906	1,496,716	348,867	335,213
Facility lease expense	255,717	276,278	281,615	68,562	69,618
General and administrative expenses	107,015	125,428	146,442	33,561	37,212
Depreciation and amortization	143,508	154,449	147,675	36,816	39,032
Impairment of long-lived assets	12,538	7,033	3,031	185	844
(Gain) loss on sale of assets and other	(431)	8,792	12,168	836	(342)

Total cost of operations	1,846,245	1,968,886	2,087,647	488,827	481,577

Operating income	$294,899	$310,727	$385,884	$89,991	$66,196

Interest expense	$112,444	$123,102	$123,665	$32,133	$32,606

Net income	$150,930	$133,953	$172,784	$43,190	$33,416

Net income attributable to Cinemark USA, Inc.	$147,387	$131,928	$170,313	$42,418	$32,948

	Year Ended December 31			Three Months Ended March 31,
	2010	2011	2012	2012	2013
Other Financial Data (in thousands, except ratios):
Ratio of earnings to fixed charges(1)	2.11x	2.02x	2.45x	2.36x	1.84x
Cash flow provided by (used for):
Operating activities	$266,230	$390,884	$394,633	$97,333	$42,542
Investing activities	(136,067)	(247,067)	(234,311)	(61,334)	(31,195)
Financing activities	(108,162)	(78,020)	63,582	(31,988)	(28,939)
Capital expenditures	(156,102)	(184,819)	(220,727)	(46,984)	(36,889)

	As of and for the Year Ended December 31,			As of and for the Three Months Ended March 31,
	2010	2011	2012	2012	2013
Balance Sheet Data (in thousands):
Cash and cash equivalents	$464,765	$521,253	$742,095	$528,234	$723,831
Theatre properties and equipment, net	1,215,446	1,238,850	1,304,958	1,256,970	1,304,639
Total assets	3,427,974	3,522,253	3,862,412	3,578,002	3,860,819
Total long-term debt and capital lease obligations, including current portion	1,672,601	1,713,393	1,914,181	1,712,045	1,916,526
Equity	1,040,705	1,025,293	1,096,212	1,070,870	1,115,936
Operating Data (attendance in thousands):
North America(2)
Theatres operated (at period end)	293	297	298	298	298
Screens operated (at period end)	3,832	3,878	3,916	3,895	3,916
Total attendance	161,174	158,486	163,639	39,830	34,668
International(3)
Theatres operated (at period end)	137	159	167	161	169
Screens operated (at period end)	1,113	1,274	1,324	1,286	1,343
Total attendance	80,026	88,889	100,084	21,718	22,751
Worldwide(2)(3)
Theatres operated (at period end)	430	456	465	459	467
Screens operated (at period end)	4,945	5,152	5,240	5,181	5,259
Total attendance	241,200	247,375	263,723	61,548	57,419

(1)

For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes plus fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issue costs and that portion of rental expense which we believe to be representative of the interest factor.

(2)	The data excludes certain theatres operated by us in the U.S. pursuant to management agreements that are not part of our consolidated operations.
(3)	The data excludes certain theatres operated by us internationally that are not part of our consolidated operations.

Ratio of Earnings to Fixed Charges

Our ratio of earnings to fixed charges for the three months ended March 31, 2013 and the years ended December 31, 2008, 2009, 2010, 2011 and 2012 was 1.84, 1.11, 2.28, 2.11, 2.02, and 2.45, respectively. For purposes of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustments for income or loss from equity investees, fixed charges, amortization of capitalized interest, and distributed income of equity investees. Fixed charges consist of interest expense, capitalized interest, amortization of debt issue costs and that portion of rental expense which we believe to be representative of the interest factor.

RISK FACTORS

You should consider carefully the following risks and other information included in this prospectus, including our financial statements and related notes and schedules, before you decide to participate in this exchange offer. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of the Exchange Notes could decline, perhaps significantly, and our ability to pay principal and interest on the Exchange Notes could be adversely affected.

Risks Related to the Exchange Notes and this Exchange Offer

Your failure to participate in the exchange offer may have adverse consequences.

If you do not exchange your Initial Notes for Exchange Notes pursuant to the exchange offer, you will continue to be subject to the restrictions on transfer of your Initial Notes, as set forth in the legend on your Initial Notes. The restrictions on transfer of your Initial Notes arise because we sold the Initial Notes in private offerings. In general, the Initial Notes may not be offered or sold, unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such requirements.

After completion of the exchange offer, holders of Initial Notes who do not tender their Initial Notes in the exchange offer will no longer be entitled to any exchange or registration rights under the registration rights agreement, except under limited circumstances. The tender of Initial Notes under the exchange offer will reduce the principal amount of the currently outstanding Initial Notes. Due to the corresponding reduction in liquidity, this may have an adverse effect upon, and increase the volatility of, the market price of any currently outstanding Initial Notes that you continue to hold following completion of the exchange offer. See “The Exchange Offer.”

You must comply with the exchange offer procedures in order to receive new, freely tradable Exchange Notes.

Delivery of Exchange Notes in exchange for Initial Notes tendered and accepted for exchange pursuant to the exchange offer will be made provided the procedures for tendering the Initial Notes are followed. We are not required to notify you of defects or irregularities in tenders of Initial Notes for exchange. See “The Exchange Offer.”

Some holders who exchange their Initial Notes may be deemed to have received restricted securities, and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

If you exchange your Initial Notes in the exchange offer for the purpose of participating in a distribution of the Exchange Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

An active trading market for the Exchange Notes may not develop.

There is no existing market for the Exchange Notes. The Exchange Notes will not be listed on any securities exchange. There can be no assurance that a trading market for the Exchange Notes will ever develop or will be maintained. Further, there can be no assurance as to the liquidity of any market that may develop for the Exchange Notes, your ability to sell your Exchange Notes or the price at which you will be able to sell your Exchange Notes. Future trading prices of the Exchange Notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the Exchange Notes, the market for similar securities and the results of our competitors. In addition, if a large amount of Initial Notes are not tendered or are tendered improperly, the limited amount of Exchange Notes that would be issued and outstanding after we consummate this exchange offer would reduce liquidity and could lower the market price of those Exchange Notes.

Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

•	our operating performance and financial condition;

•	time remaining to the maturity of the Notes;

•	outstanding amount of the Notes;

•	the terms related to optional redemption of the Notes; and

•	level, direction and volatility of market interest rates generally.

We have substantial long-term lease and debt obligations, which may restrict our ability to fund current and future operations and that restrict our ability to enter into certain transactions.

We have, and will continue to have, significant long-term debt service obligations and long-term lease obligations. As of March 31, 2013, we had $1,770.1 million in long-term debt obligations, $154.7 million in capital lease obligations and $1,847.0 million in long-term operating lease obligations. As of March 31, 2013, on an as adjusted basis, after giving effect to the issuance of the Initial Notes and the use of proceeds therefrom, we would have had $1,830.1 million in long-term debt obligations. We incurred interest expense of $123.7 million and $32.6 million for the year ended December 31, 2012 and for the three months ended March 31, 2013, respectively. We also incurred $281.6 million and $69.6 million of facility lease expense under operating leases for the year ended December 31, 2012 and for the three months ended March 31, 2013, respectively (the terms under these operating leases, excluding optional renewal periods, range from one to 25 years). Our substantial lease and debt obligations pose risk to you by:

•	making it more difficult for us to satisfy our obligations with respect to the Exchange Notes;

•

requiring us to dedicate a substantial portion of our cash flow to payments on our lease and debt obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other corporate requirements and to pay dividends;

•	impeding our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes;

•	subjecting us to the risk of increased sensitivity to interest rate increases on our variable rate debt, including our borrowings under the Amended Senior Secured Credit Facility; and

•	making us more vulnerable to a downturn in our business and competitive pressures and limiting our flexibility to plan for, or react to, changes in our industry or the economy.

We may incur substantial additional indebtedness, including additional secured debt.

Subject to the restrictions in the indenture governing the Notes and in other instruments governing our other outstanding debt, we and our subsidiaries may incur substantial additional debt in the future, including substantial secured debt. Although the indenture governing the Notes and the instruments governing certain of our other outstanding debt (including the Amended Senior Secured Credit Facility and the indentures governing the 5.125% Senior Notes and the Senior Subordinated Notes) contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions, and debt (including secured debt) incurred in compliance with these restrictions could be substantial. To the extent new debt is added to our current debt levels, the substantial leverage-related risks described above would increase. As of March 31, 2013, there were no borrowings outstanding under the revolving credit line of the Amended Senior Secured Credit Facility. If we or any of our subsidiaries that is a guarantor of the Exchange Notes incur any additional debt that ranks equally with the Exchange Notes (or with the guarantee thereof), including trade payables, the holders of that debt will be entitled to share ratably with holders of Exchange Notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us or such guarantor. If we or any of our subsidiaries that is a guarantor of the Exchange Notes incur any additional secured debt, the holders of that debt will have recourse to the assets securing that debt prior to any distribution to unsecured creditors, including the holders of the Exchange Notes. Accordingly, additional debt, and in particular, additional secured debt, may reduce the amount of proceeds paid to holders of the Exchange Notes in connection with such a distribution.

To service our indebtedness, we will require a significant amount of cash, and our ability to generate cash flow depends on many factors beyond our control.

Our ability to make scheduled payments of principal and interest with respect to our indebtedness, including the Exchange Notes, will depend on our ability to generate cash flow and on our future financial results. Similarly, the ability of our guarantors to make payments on and refinance their indebtedness will depend on their ability to generate cash in the future. Our ability to generate cash flow is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control. We and our guarantors cannot assure you that we will continue to generate cash flow at current levels, or that future borrowings will be available under the Amended Senior Secured Credit Facility in an amount sufficient to enable any of us to pay our indebtedness, including the Exchange Notes. If our cash flows and capital resources are insufficient to fund our lease and debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness, including the Exchange Notes. We may not be able to take any of these actions, and these actions may not be successful or permit us to meet our scheduled debt service obligations and these actions may not be permitted under the terms of our existing or future debt agreements, including the Amended Senior Secured Credit Facility, the indentures governing the 5.125% Senior Notes and the Senior Subordinated Notes and the indenture governing the Notes. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The Amended Senior Secured Credit Facility and the indenture governing the 5.125% Senior Notes restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

If we fail to make any required payment under the agreements governing our leases and indebtedness or fail to comply with the financial and operating covenants contained in them, we would be in default and, as a result, our debt holders would have the ability to require that we immediately repay our outstanding indebtedness and the lenders under the Amended Senior Secured Credit Facility could terminate their commitments to lend us money and foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation, which could result in the loss of your investment in the Exchange Notes. The acceleration of our indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross-default and cross- acceleration provisions. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. If our debt holders require immediate payment, we may not have sufficient assets to satisfy our obligations under the Exchange Notes, the Amended Senior Secured Credit Facility, the 5.125% Senior Notes, the Senior Subordinated Notes and our other indebtedness.

Your right to receive payments on the Exchange Notes is effectively junior to the right of lenders who have a security interest in our assets to the extent of the value of those assets.

Our obligations under the Exchange Notes and our guarantors’ obligations under their guarantees of the Exchange Notes will be unsecured, but our obligations under the Amended Senior Secured Credit Facility and each guarantor’s obligations under its guarantee of our indebtedness under the Amended Senior Secured Credit

Facility are secured by a security interest in substantially all of our domestic tangible and intangible assets, including the stock of substantially all of our wholly-owned domestic subsidiaries. If we are declared bankrupt or insolvent, or if we are in default under our secured debt, the amounts owed thereunder, together with any accrued interest, could become immediately due and payable. If we were unable to repay such indebtedness, the holders of our secured debt could foreclose on the pledged assets to the exclusion of holders of the Exchange Notes, even if an event of default exists under the indenture governing the Notes at such time, and the assets that secure the secured debt will not be available to pay our obligations under the Exchange Notes unless and until payment in full of our secured debt. In any such event, because the Exchange Notes are not secured, it is possible that there would be no assets from which your claims could be satisfied or, if any assets existed, they might be insufficient to satisfy your claims in full.

The guarantees of the Exchange Notes will have a similar ranking with respect to secured and unsecured debt of our guarantors as the Exchange Notes do with respect to our secured and unsecured debt.

As of March 31, 2013, we had $698.3 million outstanding under the Amended Senior Secured Credit Facility. Subject to the limits set forth in the Amended Senior Secured Credit Facility and the indentures governing the Notes, the 5.125% Senior Notes, and the Senior Subordinated Notes, we may also incur additional secured debt.

Our ability to repay our debt, including the Exchange Notes, is affected by the cash flow generated by our subsidiaries.

Our subsidiaries own some of our assets and conduct some of our operations. Accordingly, repayment of our indebtedness, including the Exchange Notes, will be dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors, our subsidiaries will not have any obligation to pay amounts due on the Exchange Notes or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the Exchange Notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture governing the Notes limits the ability of our non-guarantor subsidiaries to incur consensual encumbrances and restrictions on their ability to pay dividends and make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the Exchange Notes.

We have capacity to make substantial restricted payments.

We have capacity to make substantial restricted payments, which include dividends, stock and subordinated debt repurchases and minority investments. Our direct parent, Cinemark Holdings, relies on distributions from us to make dividend payments to its stockholders and for other ongoing operating expenses. As of March 31, 2013, we would have been able to make approximately $1,146.8 million of restricted payments under the formula set forth in the covenant described under the caption “Description of Exchange Notes—Certain Covenants— Restricted Payments,” subject to other limitations set forth in that covenant and in the covenants governing our other indebtedness, and limitations imposed by applicable law. In addition, the indenture governing the Notes will permit us to make substantial other restricted payments and substantial permitted investments.

Claims of noteholders will be structurally subordinated to claims of creditors of our non-guarantor subsidiaries.

We conduct some of our operations through our subsidiaries, and certain of our subsidiaries will not guarantee the Exchange Notes. You will not have a claim as a creditor against any of our subsidiaries that are not guarantors of the Exchange Notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those non-guarantor subsidiaries (other than indebtedness and liabilities owed to us) will be structurally senior to your claims as a noteholder. Subject to certain limitations, the indenture governing the Notes permits us to form or acquire additional subsidiaries that are not guarantors of the Exchange Notes and to permit such non-guarantor subsidiaries to acquire and incur additional indebtedness. Noteholders would not have any claim as a creditor against any of our non-guarantor subsidiaries to the assets and earnings of those non-guarantor subsidiaries. The claims of the creditors of those non-guarantor subsidiaries, including their trade creditors, banks and other lenders, would have priority over any of our claims or those of our other subsidiaries as equity holders of our non-guarantor subsidiaries. Consequently, in any insolvency, liquidation, reorganization, dissolution or other winding-up of any of our non-guarantor subsidiaries, creditors of those subsidiaries would be paid before any amounts would be distributed to us or to any of our guarantors as equity, and thus be available to satisfy our obligations under the Exchange Notes and other claims against us or our guarantors.

For the three months ended March 31, 2013, our non-guarantor subsidiaries generated in the aggregate $189.6 million, or 35%, of our consolidated revenues. As of March 31, 2013, our non-guarantor subsidiaries accounted for $1,094.3 million, or 28%, of our consolidated total assets and their indebtedness and other liabilities (excluding indebtedness and other liabilities owed to us) were $280.1million in the aggregate. The indenture governing the Notes will permit these subsidiaries to incur significant additional debt.

The guarantees of the Exchange Notes may be released in a variety of circumstances.

Any guarantee of the Exchange Notes may be released without action by, or consent of, any holder of the Exchange Notes or the trustee under the indenture governing the Notes if a guarantor is no longer a guarantor or otherwise liable with respect to any of our and our guarantors’ other indebtedness, including the indebtedness under the Amended Senior Secured Credit Facility. A guarantee of the Exchange Notes may be released if the board of directors declares a subsidiary guarantor unrestricted as defined in the indenture governing the Notes. In addition, a guarantee of the Exchange Notes will be released upon the sale of capital stock of a guarantor or the sale or other disposition of all or substantially all of the assets of a guarantor in transactions that comply with the terms of the indenture governing the Notes and in certain other circumstances. See “Description of Exchange Notes—Subsidiary Guarantees.” You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the Exchange Notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those non-guarantor subsidiaries (other than indebtedness and liabilities owed to us) will be structurally senior to your claims.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the Exchange Notes.

If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants under the agreements governing our indebtedness, including any financial and operating covenants, we could be in default under the terms of such agreements and as a result, we may not be able to make payments on the Exchange Notes. In the event of any such default:

•	the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, if any;

•	the lenders under the Amended Senior Secured Credit Facility could elect to terminate their commitments, cease making further loans and commence foreclosure proceedings against our assets; and

•	we could be forced into bankruptcy or liquidation.

If we breach our covenants under the Amended Senior Secured Credit Facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under the Amended Senior Secured Credit Facility, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Restrictive covenants in our debt agreements may adversely affect us.

The Amended Senior Secured Credit Facility and other instruments governing our other outstanding debt, including the indentures governing the Notes, the 5.125% Senior Notes and the Senior Subordinated Notes, contain certain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. For example, these covenants significantly restrict our and certain of our subsidiaries’ ability to:

•	borrow money;

•	pay dividends or make other distributions;

•	repurchase or redeem capital stock or subordinated indebtedness and make investments;

•	create liens;

•	incur dividend or other payment restrictions affecting non-guarantor subsidiaries;

•	transfer or sell assets, including capital stock of subsidiaries, in the case of the Amended Senior Secured Credit Facility;

•	merge or consolidate with other entities or transfer all or substantially all of our assets;

•	engage in certain business activities; and

•	enter into transactions with affiliates.

These covenants are subject to a number of important exceptions and qualifications. These restrictions could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities. Events beyond our control can affect our ability to comply with these covenants. Failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt. If an event of default occurs, we cannot assure you that we would have sufficient assets to repay all of our obligations. In addition, under the Amended Senior Secured Credit Facility, when the revolver is drawn or letters of credit are outstanding, we are required to satisfy a consolidated net senior secured leverage ratio covenant as determined in accordance with the Amended Senior Secured Credit Facility . You should read the discussions under the heading “Description of Certain Debt Instruments” in this prospectus for further information about the covenants contained in the Amended Senior Secured Credit Facility and the indentures governing the 5.125% Senior Notes and the Senior Subordinated Notes.

Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Certain of our borrowings, primarily borrowings under the Amended Senior Secured Credit Facility, are at variable interest rates and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease. Although we have entered into, and may continue to enter into, interest rate swaps, involving the exchange of floating for fixed rate interest payments, to reduce interest volatility, we cannot assure you we will or will be able to continue to do so nor can we assure you that any interest rate swaps would be beneficial to us.

Under insolvency and fraudulent conveyance laws, a court could void obligations under the Exchange Notes and the guarantees.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the Exchange Notes and the incurrence of the guarantees. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer and conveyance laws, a court could void obligations under the Exchange Notes or the guarantees, subordinate those obligations to more junior obligations or require holders of the Exchange Notes to repay any payments made under the Exchange Notes or pursuant to the guarantees if an unpaid creditor or representative of creditors, such as a trustee in bankruptcy or the Company as a debtor-in-possession, claims that the Exchange Notes or guarantees constituted a fraudulent conveyance. For this claim to succeed, the claimant must generally show that (1) we paid the consideration, or any guarantor issued its guarantee, with the intent of hindering, delaying or defrauding creditors or (2) we, or any of our guarantors, received less than reasonably equivalent value or fair consideration in return for paying the consideration or issuing their respective guarantees, and, in the case of (2) above only, one of the following is also true:

•	we or any of our guarantors were insolvent or rendered insolvent by reason of the incurrence of the indebtedness;

•	payment of the consideration left us or any of our guarantors with an unreasonably small amount of capital to carry on the business; or

•	we or any of our guarantors intended to, or believed that we or it would, incur debts beyond our or its ability to pay as they mature.

We cannot be certain as to the standards a court would use to determine whether or not we or our guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the Exchange Notes or the guarantees would not be subordinated to our or any of our guarantors’ other debt. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the Exchange Notes.

Generally, an obligor will be considered insolvent for these purposes if:

•	the sum of its debts, including contingent liabilities, was greater than the salable value of all of its assets at a fair valuation;

•

the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We may not be permitted or have the ability to purchase the Exchange Notes upon a change of control as required by the indenture.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all the Exchange Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. We may not be able to repurchase the Exchange Notes upon a change of control because we or our subsidiaries may not have sufficient funds, and we may be required to secure third party financing to do so. In addition, we may not be able to obtain this financing on commercially reasonable terms, or on terms acceptable to us, or at all. A change of control would also result in a default under the Amended Senior Secured Credit Facility and permit lenders to accelerate the maturity of borrowings under the Amended Senior Secured Credit Facility and, if such debt is not paid, to enforce security interests in the collateral securing such debt, thereby limiting our ability to raise cash to purchase the Exchange Notes, and reducing the practical benefit of the offer-to-purchase provisions to the holders of the Exchange Notes. Accordingly, we may not be able to satisfy our obligations to purchase your Exchange Notes unless we are able to refinance or obtain waivers under the Amended Senior Secured Credit Facility, the indenture governing the 5.125% Senior Notes or the Senior Subordinated Notes or other agreements. We may enter into debt agreements containing similar provisions in the future.

The change of control provisions in the indenture governing the Exchange Notes may not protect you in the event we consummate a highly leveraged transaction, reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a change of control under the indenture. If an event occurs that does not constitute a change of control under the indenture governing the Notes, we will not be required to make an offer to repurchase the Exchange Notes and you may be required to continue to hold your Exchange Notes despite the event.

Holders of the Exchange Notes may not be able to determine when a change of control giving rise to their right to have the Exchange Notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of “change of control” in the indenture governing the Notes includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of Exchange Notes to require us to repurchase its Exchange Notes as a result of a sale of less than all our assets to another person may be uncertain.

Risks Related to Our Business and Industry

Our business depends on film production and performance.

Our business depends on both the availability of suitable films for exhibition in our theatres and the success of those films in our markets. Poor performance of films, the disruption in the production of films due to events such as a strike by directors, writers or actors, a reduction in financing options for the film distributors, or a reduction in the marketing efforts of the film distributors to promote their films could have an adverse effect on our business by resulting in fewer patrons and reduced revenues.

A deterioration in relationships with film distributors could adversely affect our ability to obtain commercially successful films.

We rely on the film distributors to supply the films shown in our theatres. The film distribution business is highly concentrated, with seven major film distributors accounting for approximately 85% of U.S. box office revenues and 47 of the top 50 grossing films during 2012. Numerous antitrust cases and consent decrees resulting from these antitrust cases impact the distribution of films. The consent decrees bind certain major film distributors to license films to exhibitors on a theatre-by-theatre and film-by-film basis. Consequently, we cannot guarantee a supply of films by entering into long-term arrangements with major distributors. We are therefore required to negotiate licenses for each film and for each theatre. A deterioration in our relationship with any of the seven major film distributors could adversely affect our ability to obtain commercially successful films and to negotiate favorable licensing terms for such films, both of which could adversely affect our business and operating results.

Our results of operations vary from period to period based upon the quantity and quality of the motion pictures that we show in our theatres.

Our results of operations vary from period to period based upon the quantity and quality of the motion pictures that we show in our theatres. The major film distributors generally release the films they anticipate will be most successful during the summer and holiday seasons. Consequently, we typically generate higher revenues during these periods. Due to the dependency on the success of films released from one period to the next, results of operations for one period may not be indicative of the results for the following period or the same period in the following year.

We face intense competition for patrons and films, which may adversely affect our business.

The motion picture industry is highly competitive. We compete against local, regional, national and international exhibitors. We compete for both patrons and licensing of films. The competition for patrons is dependent upon such factors as location, theatre capacity, quality of projection and sound equipment, film showtime availability, customer service quality, and ticket prices. The principal competitive factors with respect to film licensing include the theatre’s location and its demographics, the condition, capacity and revenue potential of each theatre and licensing terms. If we are unable to attract patrons or to license successful films, our business may be adversely affected.

An increase in the use of alternative or “downstream” film distribution channels and other competing forms of entertainment may reduce movie theatre attendance and limit revenue growth.

We face competition for patrons from a number of alternative film distribution channels, such as DVDs, network and syndicated television, video on-demand, pay-per-view television and the Internet. We also compete with other forms of entertainment, such as concerts, theme parks and sporting events, for our patrons’ leisure time and disposable income. A significant increase in popularity of these alternative film distribution channels or competing forms of entertainment could have an adverse effect on our business and results of operations.

Our results of operations may be impacted by shrinking video release windows.

Over the last decade, the average video release window, which represents the time that elapses from the date of a film’s theatrical release to the date a film is available on DVD, an important downstream market, has decreased from approximately six months to approximately three to four months. If patrons choose to wait for a DVD release rather than attend a theatre for viewing the film, it may adversely impact our business and results of operations, financial condition and cash flows. Film studios have started to offer consumers a premium video on demand option for certain films 60 days following the theatrical release, which has caused the release window to shrink further for certain films. We cannot assure you that these release windows, which are determined by the film studios, will not shrink further or be eliminated altogether, which could have an adverse impact on our business and results of operations.

General political, social and economic conditions can adversely affect our attendance.

Our results of operations are dependent on general political, social and economic conditions, and the impact of such conditions on our theatre operating costs and on the willingness of consumers to spend money at movie theatres. If consumers’ discretionary income declines as a result of an economic downturn, our operations could be adversely affected. If theatre operating costs, such as utility costs, increase due to political or economic changes, our results of operations could be adversely affected. Political events, such as terrorist attacks, and health-related epidemics, such as flu outbreaks, could cause people to avoid our theatres or other public places where large crowds are in attendance. In addition, a natural disaster, such as a hurricane or an earthquake, could impact our ability to operate certain of our theatres, which could adversely affect our results of operations.

Our foreign operations are subject to adverse regulations, economic instability and currency exchange risk.

As of March 31, 2013, we had 169 theatres with 1,343 screens in 13 countries in Latin America. Brazil represented approximately 13.3% of our consolidated revenues for the year ended December 31, 2012. Governmental regulation of the motion picture industry in foreign markets differs from that in the United States. Changes in regulations affecting prices, quota systems requiring the exhibition of locally-produced films and restrictions on ownership of property may adversely affect our international operations. Our international operations are subject to certain political, economic and other uncertainties not encountered by our domestic operations, including risks of severe economic downturns and high inflation. We also face risks of currency fluctuations, hard currency shortages and controls of foreign currency exchange and transfers abroad, all of which could have an adverse effect on the results of our international operations.

We may not be able to generate additional revenues or continue to realize value from our investment in NCM.

In 2005, we joined Regal Entertainment Group, or Regal, and AMC Entertainment, Inc., or AMC, as founding members of NCM, a provider of digital advertising content and digital non-film event content. As of March 31, 2013, we had an ownership interest in NCM of approximately 16%. We receive a monthly theatre access fee under our Exhibitor Services Agreement with NCM and we are entitled to receive mandatory quarterly distributions of excess cash from NCM. During the years ended December 31, 2011 and 2012 and the three months ended March 31, 2013, we received approximately $5.9 million, $7.1 and $1.8 million in other revenues from NCM, respectively, and $24.2 million, $20.8 million and $6.1 million in cash distributions in excess of our investment in NCM, respectively. Cinema advertising is a small component of the U.S. advertising market and therefore, NCM competes with larger, established and well known media platforms such as broadcast radio and television, cable and satellite television, outdoor advertising and Internet portals. NCM also competes with other cinema advertising companies and with hotels, conference centers, arenas, restaurants and convention facilities for its non-film related events to be shown or held in our auditoriums. In-theatre advertising may not continue to attract advertisers or NCM’s in-theatre advertising format may not continue to be received favorably by theatre patrons. If NCM is unable to continue to generate consistent advertising revenues, its results of operations may be adversely affected and our investment in and distributions and revenues from NCM may be adversely impacted.

We are subject to uncertainties related to digital cinema, including insufficient financing to obtain digital projectors and insufficient supply of digital projectors for our international locations.

We began a roll-out of digital projection equipment in our international theatres during 2009, which has been funded by operating cash flows. There is no local financing available to finance the deployment of digital projectors for our international theatres. Accordingly, the cost of digital projection systems and manufacturer limitations may delay our international deployment.

A failure to adapt to future technological innovations could impact our ability to compete effectively and could adversely affect our results of operations.

While we continue to convert our theatres to digital projection technology, new technological innovations continue to impact our industry. If we are unable to respond to or invest in changes in technology and the technological preferences of our customers, we may not be able to compete with other exhibitors or other entertainment venues, which could adversely affect our results of operations.

We are subject to uncertainties relating to future expansion plans, including our ability to identify suitable acquisition candidates or site locations, and to obtain financing for such activities on favorable terms or at all.

We have greatly expanded our operations over the last decade through targeted worldwide theatre development and acquisitions. We will continue to pursue a strategy of expansion that will involve the development of new theatres and may involve acquisitions of existing theatres and theatre circuits both in the United States and internationally. There is significant competition for new site locations and for existing theatre and theatre circuit acquisition opportunities. As a result of such competition, we may not be able to acquire attractive site locations, existing theatres or theatre circuits on terms we consider acceptable. Acquisitions and expansion opportunities may divert a significant amount of management’s time away from the operation of our business. Growth by acquisition also involves risks relating to difficulties in integrating the operations and personnel of acquired companies and the potential loss of key employees of acquired companies. We cannot assure you that our expansion strategy will result in improvements to our business, financial condition, profitability or cash flows. Further, our expansion programs may require financing above our existing borrowing capacity and operating cash flows. We cannot assure you that we will be able to obtain such financing or that such financing will be available to us on acceptable terms or at all.

If we do not comply with the Americans with Disabilities Act of 1990, or the ADA, and the safe harbor framework included in the consent order we entered into with the Department of Justice, or the DOJ, we could be subject to further litigation.

Our theatres must comply with Title III of the ADA and analogous state and local laws. Compliance with the ADA requires among other things that public facilities “reasonably accommodate” individuals with disabilities and that new construction or alterations made to “commercial facilities” conform to accessibility guidelines unless “structurally impracticable” for new construction or technically infeasible for alterations. On November 15, 2004, we and the DOJ entered into a consent order, which was filed with the U.S. District Court for the Northern District of Ohio, Eastern Division. Under the consent order, the DOJ approved a safe harbor framework for us to construct all of our future stadium-style movie theatres. The DOJ has stipulated that all theatres built in compliance with the consent order will comply with the wheelchair seating requirements of the ADA. If we fail to comply with the ADA, remedies could include imposition of injunctive relief, fines, awards for damages to private litigants and additional capital expenditures to remedy non-compliance. Imposition of significant fines, damage awards or capital expenditures to cure non-compliance could adversely affect our business and operating results.

We depend on key personnel for our current and future performance.

Our current and future performance depends to a significant degree upon the continued contributions of our senior management team and other key personnel. The loss or unavailability to us of any member of our senior management team or a key employee could significantly harm us. We cannot assure you that we would be able to locate or employ qualified replacements for senior management or key employees on acceptable terms.

We are subject to impairment losses due to potential declines in the fair value of our assets.

We review long-lived assets for impairment indicators on a quarterly basis or whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. We assess many factors when determining whether to impair individual theatre assets, including actual theatre level cash flows, future years budgeted theatre level cash flows, theatre property and equipment carrying values, amortizing intangible asset carrying values, the age of a recently built theatre, competitive theatres in the marketplace, the impact of recent ticket price changes, available lease renewal options and other factors considered relevant in our assessment of impairment of individual theatre assets. Long-lived assets are evaluated for impairment on an individual theatre basis, which we believe is the lowest applicable level for which there are identifiable cash flows. When estimated fair value is determined to be lower than the carrying value of the theatre assets, the theatre assets are written down to their estimated fair value. Fair value is determined based on a multiple of cash flows, which was six and a half times for the evaluations performed during the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2013. Significant judgment is involved in estimating cash flows and fair value. Management’s estimates, which fall under Level 3 of the fair value hierarchy, as defined by accounting principles generally accepted in the United States, or U.S. GAAP, within Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 820-10-35, are based on historical and projected operating performance, recent market transactions and current industry trading multiples. Since we evaluate long-lived assets for impairment at the theatre level, if a theatre is directly and individually impacted by increased competition, adverse changes in market demographics or adverse changes in the development or condition of the areas surrounding the theatre, we may record impairment charges to reflect the decline in estimated fair value of that theatre.

We have a significant amount of goodwill. We evaluate goodwill for impairment at the reporting unit level at least annually during the fourth quarter or whenever events or changes in circumstances indicate the carrying value of goodwill may not be fully recoverable. Goodwill is evaluated for impairment using a two-step approach under which we compute the fair value of a reporting unit and compare it with its carrying value. If the carrying value of the reporting unit exceeds its fair value, a second step would be performed to measure the potential goodwill impairment. Fair values are determined based on a multiple of cash flows, which was six and a half times for the evaluation performed during 2010 and seven and a half times for the evaluations performed during 2011 and 2012. Significant judgment is involved in estimating cash flows and fair value. Management’s estimates, which fall under Level 3 of the U.S. GAAP fair value hierarchy as defined by FASB ASC Topic 820-10-35, are based on historical and projected operating performance, recent market transactions and current industry trading multiples. Declines in Cinemark Holdings’ stock price or its market capitalization, declines in our attendance due to increased competition in certain regions and/or countries or economic factors that lead to a decline in attendance in any given region or country could negatively affect our estimated fair values and could result in further impairments of goodwill. As of December 31, 2012, the estimated fair value of goodwill for all of our reporting units exceeded their carrying values by at least 10%.

We also have a significant amount of tradename intangible assets. Tradename intangible assets are tested for impairment at least annually during the fourth quarter or whenever events or changes in circumstances indicate the carrying value may not be fully recoverable. We estimate the fair value of our tradenames by applying an estimated market royalty rate that could be charged for the use of our tradename to forecasted future revenues, with an adjustment for the present value of such royalties. If the estimated fair value is less than the carrying value, the tradename intangible asset is written down to its estimated fair value. Significant judgment is involved in estimating market royalty rates and long-term revenue forecasts. Management’s estimates, which fall under Level 3 of the U.S. GAAP fair value hierarchy as defined by FASB ASC Topic 820-10-35, are based on historical and projected revenue performance and industry trends. As of December 31, 2012, the estimated fair value of our tradename intangible assets exceeded their carrying values by at least 10%.

We recorded asset impairment charges of $12.5 million, $7.0 million, $3.0 million and $0.8 million for the years ended December 31, 2010, 2011 and 2012, and the three months ended March 31, 2013, respectively. We cannot assure you that additional impairment charges will not be required in the future, and such charges may have an adverse effect on our financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Notes 8 and 9 to the consolidated financial statements included elsewhere in this prospectus.

The impairment or insolvency of other financial institutions could adversely affect us.

We have exposure to different counterparties with regard to our interest rate swap agreements. These transactions expose us to credit risk in the event of a default by one or more of our counterparties to such agreements. We also have exposure to financial institutions used as depositories of our corporate cash balances. If our counterparties or financial institutions become impaired or insolvent, this could have an adverse impact on our results of operations or impair our ability to access our cash.

A credit market crisis may adversely affect our ability to raise capital and may materially impact our operations.

Severe dislocations and liquidity disruptions in the credit markets could materially impact our ability to obtain debt financing on reasonable terms or at all. The inability to access debt financing on reasonable terms could materially impact our ability to make acquisitions or significantly expand our business in the future.

We may be subject to liability under environmental laws and regulations.

We own and operate a large number of theatres and other properties within the United States and internationally, which may be subject to various foreign, federal, state and local laws and regulations relating to the protection of the environment or human health. Such environmental laws and regulations include those that impose liability for the investigation and remediation of spills or releases of hazardous materials. We may incur such liability, including for any currently or formerly owned, leased or operated property, or for any site, to which we may have disposed, or arranged for the disposal of, hazardous materials or wastes. Certain of these laws and regulations may impose liability, including on a joint and several liability basis, which can result in a liable party being obliged to pay for greater than its share, regardless of fault or the legality of the original disposal. Environmental conditions relating to our properties or operations could have an adverse effect on our business and results of operations and cash flows. Also, compliance of our theatres and accompanying real estate with new and revised environmental, zoning, land-use or building codes, laws, rules or regulations, could have a material and adverse effect on our business.

Legislative or regulatory initiatives related to global warming/climate change concerns may negatively impact our business.

There has been an increasing focus and continuous debate on global climate change including increased attention from regulatory agencies and legislative bodies. This increased focus may lead to new initiatives directed at regulating an as yet unspecified array of environmental matters, such as the emission of carbon dioxide and other greenhouse gases. Legislative, regulatory or other efforts in the United States to combat climate change could result in future increases in the cost of raw materials, taxes, transportation and utilities for our vendors and for us which would result in higher operating costs for us. However, we are unable to predict at this time, the potential effects, if any, that any future environmental initiatives may have on our business.

USE OF PROCEEDS

This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement between us and the initial purchasers of the Initial Notes. We will not receive any cash proceeds from the issuance of the Exchange Notes. In consideration for issuing the Exchange Notes as contemplated in this prospectus, we will receive in exchange, Initial Notes in like principal amount, the terms of which are the same in all material respects as the form and terms of the Exchange Notes except that the Exchange Notes have been registered under the Securities Act and will not contain terms restricting the transfer thereof or providing for registration rights. The Initial Notes surrendered in exchange for the Exchange Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not increase our indebtedness.

THE EXCHANGE OFFER

Purpose and Effect of this Exchange Offer

In connection with the issuance of the Initial Notes, we entered into the registration rights agreement that provides for the exchange offer. The registration statement of which this prospectus forms a part was filed in compliance with the obligations under the registration rights agreement. A copy of the registration rights agreement relating to the Initial Notes is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. Under the registration rights agreement we agreed that we would, subject to certain exceptions:

•

use our commercially reasonable best efforts to file, within 120 days after the issue date of the Initial Notes, a registration statement with the Commission, with respect to a registered offer to exchange such Initial Notes for the Exchange Notes having terms substantially identical in all material respects to the Initial Notes (except that the Exchange Notes will not contain transfer restrictions);

•	use our commercially reasonable best efforts to cause the registration statement to be declared effective under the Securities Act no later than 210 days after the issue date of the Initial Notes;

•

use our commercially reasonable best efforts to issue the Exchange Notes in exchange for surrender of the Initial Notes no later than 30 days following the declaration of the effectiveness of the registration statement; and

•

if obligated to file a shelf registration statement, use our commercially reasonable best efforts to file the shelf registration statement with the Commission on or prior to 30 days after such filing obligation arises (and in any event within 240 days after the issue date of the Initial Notes) and to cause the shelf registration statement to be declared effective by the Commission within 210 days after such obligation arises.

For each Initial Note tendered to us pursuant to the exchange offer, we will issue to the holder of such Initial Note an Exchange Note having a principal amount equal to that of the surrendered Initial Note.

Under existing Commission interpretations, the Exchange Notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the Exchange Notes represents to us in the exchange offer that it is acquiring the Exchange Notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes and that it is not an affiliate of ours, as such terms are interpreted by the Commission; provided, however, that broker-dealers receiving the Exchange Notes in the exchange offer will have a prospectus delivery requirement with respect to resales of such Exchange Notes. The Commission has taken the position that such participating broker-dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the Initial Notes) with this prospectus contained in the registration statement. Each broker-dealer that receives the Exchange Notes for its own account in exchange for the Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See “Plan of Distribution.”

A holder of Initial Notes (other than certain specified holders) who wishes to exchange the Initial Notes for the Exchange Notes in the exchange offer will be required to represent that any Exchange Notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes and that it is not an “affiliate” of ours, as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. In the event that:

(1)	we are not required to file an exchange offer registration statement or consummate the exchange offer because the exchange offer is not permitted by applicable law or Commission policy; or

(2)	any holder of the Initial Notes or Exchange Notes notifies us on or prior to the 20th business day following the consummation of the exchange offer that;

(a)	such holder is prohibited by a change in applicable law or Commission policy from participating in the exchange offer,

(b)	such holder may not resell the Exchange Notes to be acquired by it in the exchange offer to the public without delivering a prospectus and that the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by such holder, or

(c)	such holder is a broker-dealer and owns Initial Notes directly from us, then, we will, subject to certain exceptions,

(1)	use our reasonable best efforts to file a shelf registration statement with the Commission covering resales of the Initial Notes or Exchange Notes, as the case may be, on or prior to the date (which we call the shelf filing date) which is the 30th day after the date on which the obligation to file the shelf registration statement arises (and in any event on or prior to the date which is the 240th day after the date we issued the Initial Notes);

(2)	use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 210th day after the obligation to file the shelf registration statement arises; and

(3)	use our best efforts to keep the shelf registration statement continuously effective, supplemented and amended until one year from the date we issued the Initial Notes registered thereunder.

We will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom such shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the Initial Notes or the Exchange Notes, as the case may be. A holder selling such Initial Notes or Exchange Notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification obligations).

We will pay additional cash interest on the applicable Initial Notes and Exchange Notes, subject to certain exceptions:

(1)	if we fail to file the registration statement of which this prospectus forms a part with the Commission on or prior to the 90th day after the issue date of the Initial Notes;

(2)	if the registration statement of which this prospectus forms a part is not declared effective by the Commission on or prior to the 210th day after the issue date of the Initial Notes;

(3)	if the exchange offer is not consummated on or before the 30th business day after the registration statement of which this prospectus forms a part is declared effective;

(4)	if obligated to file the shelf registration statement, we fail to file the shelf registration statement with the Commission on or prior to the shelf filing date;

(5)	if obligated to file a shelf registration statement, the shelf registration statement is not declared effective on or prior to the 210th day after the shelf filing date; or

(6)

after the registration statement of which this prospectus forms a part or the shelf registration statement, as the case may be, is declared effective, such registration statement thereafter ceases to be effective or usable for its intended purpose without being succeeded within two business days by a post-effective amendment to such registration statement that cures such failure and that is immediately declared effective.

The rate of any such additional interest will be 0.50% per annum. The amount of additional interest will increase by an additional 0.50% per annum with respect to each subsequent 90-day period relating to such registration default until cured up to a maximum of 1.0% per annum. We will pay any such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the Initial Notes and the Exchange Notes. The accrual of additional interest will cease, upon the earlier of, the third anniversary of the date we issued the Initial Notes or the cure of all registration defaults.

All references in the indenture governing the Notes, in any context, to any interest or other amount payable on or with respect to the Initial Notes or the Exchange Notes shall be deemed to include any additional interest pursuant to the registration rights agreement relating to the Initial Notes.

If we effect the exchange offer, we will be entitled to close the exchange offer 30 days after the commencement thereof provided that we have accepted all Initial Notes theretofore validly tendered in accordance with the terms of the exchange offer. Initial Notes will be validly tendered if tendered in accordance with the terms of the exchange offer as detailed under “—Procedures for Tendering Initial Notes.”

Background of the Exchange Offer

We issued $530,000,000 aggregate principal amount of the Initial Notes on May 24, 2013. The Initial Notes were offered and sold in the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and to certain non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act based on the representations and agreements of the qualified institutional buyers and certain non-U.S. persons made in connection with their purchase of the Initial Notes. The terms of the Exchange Notes and the Initial Notes will be identical in all material respects, except for transfer restrictions and registration rights that will not apply to the Exchange Notes. Cash interest will be payable on the Exchange Notes on June 1 and December 1 of each year, beginning on December 1, 2013. The Exchange Notes will mature on June 1, 2023.

In order to exchange your Initial Notes for the Exchange Notes containing no transfer restrictions in the exchange offer, you will be required to make the following representations:

•	the Exchange Notes will be acquired in the ordinary course of your business;

•	you have no arrangements with any person to participate in the distribution of the Exchange Notes; and

•

you are not our “affiliate” as defined in Rule 405 of the Securities Act, or if you are an affiliate of ours, you will comply with the applicable registration and prospectus delivery requirements of the Securities Act.

Upon the terms and subject to the conditions set forth in this prospectus and in the related letter of transmittal, we will accept for exchange any Initial Notes validly tendered and not validly withdrawn in the exchange offer, and the exchange agent will deliver the Exchange Notes promptly after the expiration date of the exchange offer. Initial Notes will be validly tendered and not validly withdrawn if they are tendered in accordance with the terms of the exchange offer as detailed under “—Procedures for Tendering Initial Notes” and not withdrawn in accordance with the terms of the exchange offer as detailed under “—Withdrawal of Tenders.” We expressly reserve the right to delay acceptance, subject to Rule 14e-l(c) under the Exchange Act, of any of the tendered Initial Notes or terminate the exchange offer and not accept for exchange any tendered Initial Notes not already accepted if any condition set forth under “—Conditions to the Exchange Offer” have not been satisfied or waived by us or do not comply, in whole or in part, with the securities laws or changes in any applicable law. We reserve the right to delay acceptance of the tendered Initial Notes if any condition set forth under “—Conditions to the Exchange Offer” is not satisfied or if the exchange offer is extended.

If you tender your Initial Notes, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the Initial Notes.

Expiration Date; Extensions; Termination; Amendments

The exchange offer will expire at midnight, New York City time, on August 7, 2013, unless we extend it. We expressly reserve the right to extend the exchange offer on a daily basis or for such period or periods as we may determine in our sole discretion from time to time by giving oral, confirmed in writing, or written notice to the exchange agent and by making a public announcement by press release to Businesswire prior to 9:00 a.m., New York City time, on the first business day following the scheduled expiration date. During any extension of the exchange offer, all Initial Notes previously tendered, not validly withdrawn and not accepted for exchange will remain subject to the exchange offer and may be accepted for exchange by us.

To the extent we are legally permitted to do so, we expressly reserve the absolute right, in our sole discretion, but are not required, to:

•	waive any condition of the exchange offer; and

•	amend any terms of the exchange offer.

Any waiver of any condition of or amendment to the exchange offer will apply to all Initial Notes tendered, regardless of when or in what order the Initial Notes were tendered. If we make a material change in the terms of the exchange offer or if we waive a material condition of the exchange offer, we will disseminate additional exchange offer materials, and we will extend, if necessary, the expiration date of the exchange offer such that at least five business days remain in the exchange offer following notice of the material change.

We expressly reserve the right, in our sole discretion, to terminate the exchange offer if any of the conditions set forth under “—Conditions of the Exchange Offer” exist. Any such termination will be followed promptly by a public announcement. In the event we terminate the exchange offer, we will give immediate notice to the exchange agent, and all Initial Notes previously tendered and not accepted for exchange will be returned promptly to the tendering holders.

In the event that the exchange offer is withdrawn or otherwise not completed, the Exchange Notes will not be given to holders of Initial Notes who have validly tendered their Initial Notes. We will return any Initial Notes that have been tendered for exchange but that are not exchanged to their holder without cost to the holder, or, in the case of the Initial Notes tendered by book-entry transfer into the exchange agent’s account at a book-entry transfer facility under the procedure set forth under “—Procedures for Tendering Initial Notes—Book-Entry Transfer,” such Initial Notes will be credited to the account maintained at such book-entry transfer facility from which such Initial Notes were delivered, unless otherwise requested by such holder under “—Special Delivery Instructions” in the letter of transmittal, promptly following the exchange date or the termination of the exchange offer.

Resale of the Exchange Notes

Based on interpretations of the Commission set forth in no-action letters issued to third parties, we believe that the Exchange Notes issued under the exchange offer in exchange for the Initial Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	you are acquiring the Exchange Notes in the ordinary course of business; and

•	you do not intend to participate in the distribution of the Exchange Notes.

If you tender Initial Notes in the exchange offer with the intention of participating in any manner in a distribution of the Exchange Notes:

•	you cannot rely on those interpretations of the Commission; and

•

you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and the secondary resale transaction must be covered.

Unless an exemption from registration is otherwise available, any security holder intending to distribute the Exchange Notes should be covered by an effective registration statement under the Securities Act containing the selling security holder’s information required by Item 507 of Regulation S-K. This prospectus may be used for an offer to resell, a resale or other re-transfer of the Exchange Notes only as specifically set forth in the section captioned “Plan of Distribution.” Only broker-dealers that acquired the Exchange Notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives the Exchange Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of the Exchange Notes.

Acceptance of Initial Notes for Exchange

We will accept for exchange Initial Notes validly tendered pursuant to the exchange offer, or defectively tendered, if such defect has been waived by us, after the later of:

•	the expiration date of the exchange offer; and

•	the satisfaction or waiver of the conditions specified below under “—Conditions of the Exchange Offer.”

Except as specified above, we will not accept Initial Notes for exchange subsequent to the expiration date of the exchange offer. Tenders of Initial Notes will be accepted only in aggregate principal amounts equal to $1,000 or integral multiples thereof.

We expressly reserve the right, in our sole discretion, to:

•

delay acceptance for exchange of Initial Notes tendered under the exchange offer, subject to Rule 14e-l under the Exchange Act, which requires that an offer or pay the consideration offered or return the securities deposited by or on behalf of the holders promptly after the termination or withdrawal of a tender offer; or

•

terminate the exchange offer and not accept for exchange any Initial Notes, if any of the conditions set forth below under “—Conditions of the Exchange Offer” have not been satisfied or waived by us or in order to comply in whole or in part with the securities laws or changes in any applicable law.

In all cases, the Exchange Notes will be issued only after receipt by the exchange agent prior to the expiration of the exchange offer of certificates representing Initial Notes, or confirmation of book-entry transfer, a letter of transmittal, properly completed and duly executed or a manually signed facsimile thereof, and any other required documents in accordance with instructions set forth under “—Procedures for Tendering Initial Notes” and the letter of transmittal provided with this prospectus. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered Initial Notes, or defectively tendered Initial Notes with respect to which we have waived such defect, if, as and when we give oral, confirmed in writing, or written notice to the exchange agent. Promptly after the expiration date, we will deposit the Exchange Notes with the exchange agent, who will act as agent for the tendering holders for the purpose of receiving the Exchange Notes and transmitting them to the holders. The exchange agent will deliver the Exchange Notes to holders of Initial Notes accepted for exchange after the exchange agent receives the Exchange Notes.

If we delay acceptance for exchange of validly tendered Initial Notes or we are unable to accept for exchange validly tendered Initial Notes, then the exchange agent may, nevertheless, on its behalf, retain tendered Initial Notes, without prejudice to our rights described in this prospectus under the captions “—Expiration Date; Extensions; Termination; Amendments,” “—Conditions of the Exchange Offer” and “—Withdrawal of Tenders,” subject to Rule 14e-l under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer.

If any tendered Initial Notes are not accepted for exchange, or if certificates are submitted evidencing more Initial Notes than those that are tendered, certificates evidencing Initial Notes that are not exchanged will be returned, without expense, to the tendering holder, or, in the case of the Initial Notes tendered by book-entry transfer into the exchange agent’s account at a book-entry transfer facility under the procedure set forth under “—Procedures for Tendering Initial Notes—Book-Entry Transfer,” such Initial Notes will be credited to the account maintained at such book-entry transfer facility from which such Initial Notes were delivered, unless otherwise requested by such holder under “—Special Delivery Instructions” in the letter of transmittal, promptly following the exchange date or the termination of the exchange offer.

Tendering holders of Initial Notes exchanged in the exchange offer will not be obligated to pay brokerage commissions or transfer taxes with respect to the exchange of their Initial Notes other than as described under the caption “—Transfer Taxes” or as set forth in the letter of transmittal. We will pay all other charges and expenses in connection with the exchange offer.

Procedures for Tendering Initial Notes

Any beneficial owner whose Initial Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or held through a book-entry transfer facility and who wishes to tender Initial Notes should contact such registered holder promptly and instruct such registered holder to tender Initial Notes on such beneficial owner’s behalf.

Tender of Initial Notes Held Through The Depository Trust Company

The exchange agent and The Depository Trust Company, or DTC, have confirmed that the exchange offer is eligible for the DTC automated tender offer program. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer Initial Notes to the exchange agent in accordance with DTC’s automated tender offer program procedures for transfer. DTC will then send an agent’s message to the exchange agent.

The term “agent’s message” means a message transmitted by DTC and received by the exchange agent that forms part of the book-entry confirmation. The agent’s message states that DTC has received an express acknowledgment from the participant in DTC tendering Initial Notes that are the subject of that book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant.

Tender of Initial Notes Held in Physical Form

For a holder to validly tender Initial Notes held in physical form:

•

the exchange agent must receive at its address set forth in this prospectus a properly completed and validly executed letter of transmittal, or a manually signed facsimile thereof, together with any signature guarantees and any other documents required by the instructions to the letter of transmittal; and

•	the exchange agent must receive certificates for tendered Initial Notes at such address, or such Initial Notes must be transferred pursuant to the procedures for book-entry transfer described above. A confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date of the exchange offer. There is no procedure for guaranteed late delivery of Initial Notes.

Letters of transmittal and Initial Notes should be sent only to the exchange agent, and not to us or to any book-entry transfer facility.

The method of delivery of Initial Notes, letters of transmittal and all other required documents to the exchange agent is at the election and risk of the holder tendering Initial Notes. Delivery of such documents will be deemed made only when actually received by the exchange agent. If such delivery is by mail, we suggest that the holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the expiration date of the exchange offer to permit delivery to the exchange agent prior to such date. No alternative, conditional or contingent tenders of Initial Notes will be accepted.

Signature Guarantees

A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution. Eligible institutions include banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible institution if the Initial Notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any Initial Notes, the Initial Notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the Initial Notes and an eligible institution must guarantee the signature on the bond power.

If the letter of transmittal or any Initial Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

Book-Entry Transfer

The exchange agent will seek to establish a new account or utilize an existing account with respect to the Initial Notes at DTC promptly after the date of this prospectus. Any financial institution that is a participant in the book-entry transfer facility system and whose name appears on a security position listing it as the owner of the Initial Notes may make book-entry delivery of Initial Notes by causing the book-entry transfer facility to transfer such Initial Notes into the exchange agent’s account. However, although delivery of Initial Notes may be effected through book-entry transfer into the exchange agent’s account at a book-entry transfer facility, a letter of transmittal, properly completed and duly executed or a manually signed facsimile thereof, in accordance with instructions set forth under “—Procedures for Tendering Initial Notes” and the letter of transmittal provided with this prospectus, must be received by the exchange agent at its address set forth in this prospectus on or prior to the expiration date of the exchange offer. The confirmation of a book-entry transfer of Initial Notes into the exchange agent’s account at a book-entry transfer facility is referred to in this prospectus as a “book-entry confirmation.” Delivery of documents to the book-entry transfer facility in accordance with that book-entry transfer facility’s procedures does not constitute delivery to the exchange agent.

Other Matters

Exchange Notes will be issued in exchange for Initial Notes accepted for exchange only after receipt by the exchange agent prior to expiration of the exchange offer of:

•	certificates for, or a timely book-entry confirmation with respect to, your Initial Notes;

•	a letter of transmittal properly completed and duly executed or facsimile thereof with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message; and

•

any other documents required by the letter of transmittal; all the above in accordance with instructions set forth under “—Procedures for Tendering Initial Notes,” and the letter of transmittal provided with this prospectus.

We will decide all questions as to the form of all documents and the validity, including time of receipt, and acceptance of all tenders of Initial Notes, the determination of which shall be final and binding. Alternative, conditional or contingent tenders of Initial Notes will not be considered valid. We reserve the absolute right to reject any or all tenders of Initial Notes that are not in proper form or the acceptance of which, in our opinion, would be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular Initial Notes.

Unless waived by us, any defect or irregularity in connection with tenders of Initial Notes must be cured within the time that we determine. Tenders of Initial Notes will not be deemed to have been made until all defects and irregularities have been waived by us or cured. Neither us, the exchange agent, nor any other person will be under any duty to give notice of any defects or irregularities in tenders of Initial Notes, or will incur any liability to holders for failure to give any such notice.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any Exchange Notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the Exchange Notes;

•	if you are not a broker-dealer, that you are not engaged in and do not intend to engage in the distribution of the Exchange Notes;

•

if you are a broker-dealer that will receive the Exchange Notes for your own account in exchange for Initial Notes that were acquired as a result of market-making activities or other trading activities, that you will deliver a prospectus, as required by law, in connection with any resale of the Exchange Notes; and

•

you are not an “affiliate” of ours, as defined in Rule 405 of the Securities Act, or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender of Initial Notes at any time prior to the expiration date of the exchange offer.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal at the address set forth below under “—Exchange Agent”; or

•	you must comply with the appropriate procedures of DTC’s automated tender offer program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the Initial Notes to be withdrawn; and

•	identify the Initial Notes to be withdrawn, including the principal amount of the Initial Notes to be withdrawn.

If certificates for the Initial Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the withdrawing holder is an eligible institution.

If the Initial Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Initial Notes and otherwise comply with the procedures of DTC.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any Initial Notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

We will return any Initial Notes that have been tendered for exchange but that are not exchanged to their holder without cost to the holder. In the case of Initial Notes tendered by book-entry transfer into the exchange agent’s account at DTC, according to the procedures described above, those Initial Notes will be credited to an account maintained with DTC for the Initial Notes. This return or crediting will take place promptly after withdrawal, rejection of tender or termination of the exchange offer. You may re-tender properly withdrawn Initial Notes by following one of the procedures described under “—Procedures for Tendering Initial Notes” at any time on or prior to the expiration date of the exchange offer.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange any Initial Notes and we may terminate or amend the exchange offer as provided in this prospectus before the expiration of the exchange offer if in our reasonable judgment:

•

the Exchange Notes to be received will not be tradable by the holder without restriction under the Securities Act and the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the exchange offer, or the making of any exchange by a holder of Initial Notes, would violate applicable law or any applicable interpretation of the staff of the Commission;

•

any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that would reasonably be expected to impair our ability to proceed with the exchange offer; or

•

all governmental approvals necessary for the consummation of the exchange offer have not been obtained. Other than the federal securities laws, there are no federal or state regulatory requirements that we must comply with and there are no approvals that we must obtain in connection with the exchange offer.

We will not be obligated to accept for exchange the Initial Notes of any holder that has not made to us:

•	the representations described under the captions “—Procedures for Tendering Initial Notes” and “Plan of Distribution;” and

•

any other representations that may be reasonably necessary under applicable Commission rules, regulations or interpretations to make available to us an appropriate form for registration of the Exchange Notes under the Securities Act.

We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any Initial Notes, subject to Rule 14e-l(c) under the Exchange Act, by giving oral or written notice of an extension to their holders. During an extension, all Initial Notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any Initial Notes that we do not accept for exchange without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any Initial Notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. By public announcement we will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the Initial Notes in accordance with the requirements of Rule 14e-l(d) of the Exchange Act. If we amend the exchange offer in a manner that we consider material, we will disclose the amendment in the manner required by applicable law. In the event of a material change in the exchange offer, including the waiver of a material condition, we will extend, if necessary, the expiration date of the exchange offer such that at least five business days remain in the exchange offer following notice of the material change.

We may assert these conditions regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of that right. Each of these rights will be deemed an ongoing right that we may assert at any time or at various times.

We will not accept for exchange any Initial Notes tendered, and will not issue the Exchange Notes in exchange for any Initial Notes, if at any time a stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the transfer and exchange of Initial Notes pursuant to the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the record holder or any other person, if:

•	delivery of the Exchange Notes, or certificates for Initial Notes for principal amounts not exchanged, are to be made to any person other than the record holder of the Initial Notes tendered;

•	tendered certificates for Initial Notes are recorded in the name of any person other than the person signing any letter of transmittal; or

•	a transfer tax is imposed for any reason other than the transfer and exchange of Initial Notes under the exchange offer.

Consequences of Failure to Exchange

If you do not exchange your Initial Notes for the Exchange Notes in the exchange offer, you will remain subject to restrictions on transfer of the Initial Notes:

•

as set forth in the legend printed on the Initial Notes as a consequence of the issuance of the Initial Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	as otherwise set forth in the prospectus distributed in connection with the private offering of each of the Initial Notes.

In general, you may not offer or sell the Initial Notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement relating to the Initial Notes, we do not intend to register resales of the Initial Notes under the Securities Act. Based on interpretations of the Commission, you may offer for resale, resell or otherwise transfer the Exchange Notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are not an “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you acquired the Exchange Notes in the ordinary course of your business; and

•	you have no arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in the exchange offer.

If you tender Initial Notes in the exchange offer for the purpose of participating in a distribution of the Exchange Notes:

•	you cannot rely on the applicable interpretations of the Commission; and

•

you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and that such a secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act.

Exchange Agent

Wells Fargo Bank, N.A. has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus, the letter of transmittal or any other documents to the exchange agent. You should send certificates for Initial Notes, letters of transmittal and any other required documents to the exchange agent addressed as follows:

By Registered or Certified Mail	By Overnight Delivery	By Hand Delivery	Facsimile Transmission
Wells Fargo Bank, N.A. MAC N9303-121 P.O. Box 1517 Minneapolis, Minnesota 55480 Attn: Corporate Trust Operations	Wells Fargo Bank, N.A. MAC N9303-121 6th & Marquette Avenue Minneapolis, Minnesota 55479 Attn: Corporate Trust Operations	Wells Fargo Bank, N.A. 608 2-d Avenue South Northstar East Building - 12th Floor Minneapolis, Minnesota	(612) 667-6282 Attn: Corporate Trust Operations Confirm by Telephone: (800) 344-5128

Delivery of a letter of transmittal to an address other than as shown above or transmission via facsimile other than as set forth above does not constitute valid delivery of such letter of transmittal.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to exchange the Initial Notes for the Exchange Notes. We urge you to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered Initial Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise, on terms that may differ from the terms of this exchange offer. We have no present plans to acquire any Initial Notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered Initial Notes.

CAPITALIZATION

The following table presents our cash and cash equivalents and capitalization as of March 31, 2013. We will not receive any cash proceeds from the issuance of the Exchange Notes. Our capitalization is presented: (1) on an actual basis and (2) on an as adjusted basis to give effect to the receipt of the gross proceeds from issuance of the Initial Notes and the application of the gross proceeds therefrom.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto that are included elsewhere in this prospectus.

	Actual	As adjusted
	(In thousands) (Unaudited)
Cash and cash equivalents(1)	$723,831	$715,831

Long-term debt, including current maturities:
Amended Senior Secured Credit Facility(2)	698,250	698,250
8.625% Senior Notes(3)	470,000	—
5.125% Senior Notes(4)	400,000	400,000
Initial Notes	—	530,000
Senior Subordinated Notes(5)	200,000	200,000
Other(6)	1,824	1,824

Total long-term debt	1,770,074	1,830,074
Capital lease obligations, including current portion	154,742	154,742

Total long-term debt and capital lease obligations	$1,924,816	$1,984,816
Equity:
Cinemark USA, Inc.’s stockholder’s equity:
Class A common stock, $0.01 par value: 10,000,000 shares authorized and 1,500 shares issued and outstanding	—	—
Class B common stock, no par value: 1,000,000 shares authorized, 239,893 shares issued and 182,648 shares outstanding	49,543	49,543
Additional paid-in-capital	1,198,806	1,198,806
Accumulated deficit (7)	(85,477)	(159,508)
Treasury stock, 57,245 Class B shares at cost	(24,233)	(24,233)
Accumulated other comprehensive loss	(34,024)	(34,024)

Total Cinemark USA, Inc.’s stockholder’s equity	1,104,615	1,030,584
Noncontrolling interests	11,321	11,321

Total equity	1,115,936	1,041,905

Total capitalization	$3,040,752	$3,026,721

(1)

Cash and cash equivalents, as adjusted, reflects the use of the net proceeds from the issuance of the Initial Notes for the redemption of the 8.625% Senior Notes; however, the information in this prospectus, including “As adjusted cash and cash equivalents,” does not reflect the acquisition of certain theatres from Rave Cinemas, LLC and certain of its affiliates and subsidiaries for approximately $235.0 million or the contemplated pending sale of our Mexico assets for approximately $130.0 million before taxes.

(2)

As of March 31, 2013, the Amended Senior Secured Credit Facility includes a $700 million term loan, of which $698.3 million was outstanding, and a $100.0 million revolving credit line, under which there were no outstanding borrowings.

(3)

As of March 31, 2013, approximately $470.0 million aggregate principal amount of the 8.625% Senior Notes (excluding any unamortized discount at which the 8.625% Senior Notes were issued, which was $8.3 million as of March 31, 2013) was outstanding.

(4)	As of March 31, 2013, approximately $400.0 million aggregate principal amount of the 5.125% Senior Notes was outstanding.
(5)	As of March 31, 2013, approximately $200.0 million aggregate principal amount of the Senior Subordinated Notes was outstanding.
(6)	As of March 31, 2013, one of our Argentina subsidiaries had approximately $1.8 million outstanding under a bank loan.
(7)

Accumulated deficit, as adjusted for the Initial Notes, reflects a loss on early retirement of debt of approximately $74.0 million, which represents the applicable make-whole premium and fees related to the redemption of the 8.625% Senior Notes, the remaining unamortized debt discount on the 8.625% Senior Notes and the write-off of the unamortized debt issue costs associated with the 8.625% Senior Notes.

SELECTED HISTORICAL CONDENSED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table provides our selected historical condensed consolidated financial and operating data as of and for the periods indicated. You should read the selected consolidated financial and operating data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
	(In thousands)
Statement of Operations Data:
Revenues:
Admissions	$1,126,977	$1,293,378	$1,405,389	$1,471,627	$1,580,401	$373,793	$349,414
Concession	534,836	602,880	642,326	696,754	771,405	179,820	172,396
Other	80,474	80,242	93,429	111,232	121,725	25,205	25,963

Total revenues	$1,742,287	$1,976,500	$2,141,144	$2,279,613	$2,473,531	$578,818	$547,773
Film rentals and advertising	612,248	708,160	769,698	798,606	845,107	195,415	179,992
Concession supplies	86,618	91,918	97,484	112,122	123,471	28,451	28,000
Salaries and wages	180,950	203,437	221,246	226,475	247,468	58,492	58,469
Facility lease expense	225,595	238,779	255,717	276,278	281,615	68,562	69,618
Utilities and other	205,814	222,660	239,470	259,703	280,670	66,509	68,752
General and administrative expenses	89,583	94,818	107,015	125,428	146,442	33,561	37,212
Total depreciation and amortization	158,034	149,515	143,508	154,449	147,675	36,816	39,032
Impairment of long-lived assets	113,532	11,858	12,538	7,033	3,031	185	844
(Gain) loss on sale of assets and other	8,488	3,202	(431)	8,792	12,168	836	(342)

Total cost of operations	1,680,862	1,724,347	1,846,245	1,968,886	2,087,647	488,827	481,577

Operating income	$61,425	$252,153	$294,899	$310,727	$385,884	$89,991	$66,196

Interest expense	$74,406	$81,609	$112,444	$123,102	$123,665	$32,133	$32,606

Net income (loss)	$(19,954)	$133,087	$150,930	$133,953	$172,784	$43,190	$33,416

Net income (loss) attributable to Cinemark USA, Inc.	$(23,849)	$129,439	$147,387	$131,928	$170,313	$42,418	$32,948

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
	(In thousands, except for ratios)
Other Financial Data:
Ratio of earnings to fixed charges	1.11x	2.28x	2.11x	2.02x	2.45x	2.36x	1.84x
Cash flow provided by (used for):
Operating activities	$219,788	$366,706	$266,230	$390,884	$394,633	$97,333	$42,542
Investing activities	(94,942)	(183,130)	(136,067)	(247,067)	(234,311)	(61,334)	(31,195)
Financing activities	(29,290)	(75,478)	(108,162)	(78,020)	63,582	(31,988)	(28,939)
Capital expenditures	(106,109)	(124,797)	(156,102)	(184,819)	(220,727)	(46,984)	(36,889)

						As of and for the
						Three Months
	As of December 31,					Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$313,238	$437,737	$464,765	$521,253	$742,095	$528,234	$723,831
Theatre properties and equipment, net	1,208,283	1,219,588	1,215,446	1,238,850	1,304,958	1,256,970	1,304,639
Total assets	3,018,838	3,283,588	3,427,974	3,522,253	3,862,412	3,578,002	3,860,819
Total long-term debt and capital lease obligations, including current portion	1,097,144	1,684,073	1,672,601	1,713,393	1,914,181	1,712,045	1,916,521
Equity	1,155,891	922,141	1,040,705	1,025,293	1,096,212	1,070,870	1,115,936

						As of and for the
						Three Months
	As of and For Year Ended December 31,					Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
Operating Data (attendance in thousands):
United States(1)
Theatres operated (at period end)	293	294	293	297	298	298	298
Screens operated (at period end)	3,742	3,830	3,832	3,878	3,916	3,895	3,916
Total attendance	147,897	165,112	161,174	158,486	163,639	39,830	34,668
International(2)
Theatres operated (at period end)	127	130	137	159	167	161	169
Screens operated (at period end)	1,041	1,066	1,113	1,274	1,324	1,286	1,343
Total attendance	63,413	71,622	80,026	88,889	100,084	21,718	22,751
Worldwide(1)(2)
Theatres operated (at period end)	420	424	430	456	465	459	467
Screens operated (at period end)	4,783	4,896	4,945	5,152	5,240	5,181	5,259
Total attendance	211,310	236,734	241,200	247,375	263,723	61,548	57,419

(1)	The data excludes certain theatres operated by us in the U.S. pursuant to management agreements that are not part of our consolidated operations.
(2)	The data excludes certain theatres operated internationally through our affiliates that are not part of our consolidated operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Historical Consolidated Financial and Operating Data “ and the financial statements and accompanying notes included elsewhere in this prospectus. This discussion contains forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of the uncertainties and risk associated with these statements.

Overview

We are a leader in the motion picture exhibition industry, with theatres in the U.S., Brazil, Mexico, Argentina, Chile, Colombia, Ecuador, Peru, Honduras, El Salvador, Nicaragua, Costa Rica, Panama and Guatemala. As of March 31, 2013, we managed our business under two reportable operating segments—U.S. markets and international markets. See Note 21 to the consolidated financial statements included elsewhere in this prospectus.

Revenues and Expenses

We generate revenues primarily from box office receipts and concession sales with additional revenues from screen advertising sales and other revenue streams, such as vendor marketing promotions, meeting rentals and electronic video games located in some of our theatres. Our contracts with NCM have assisted us in expanding our offerings to domestic advertisers and broadening ancillary revenue sources such as digital video monitor advertising, third party branding, and the use of our domestic theatres for alternative entertainment, such as live and pre-recorded sports programs, concert events, the opera and other special presentations. Our revenues are affected by changes in attendance and concession revenues per patron. Attendance is primarily affected by the quality and quantity of films released by motion picture studios. Films leading the box office during the year ended December 31, 2012 included The Avengers, The Dark Knight Rises, The Hunger Games, Skyfall, The Twilight Saga: Breaking Dawn Part 2, The Hobbit: An Unexpected Journey, Dr. Suess’ The Lorax, Madagascar 3: Europe’s Most Wanted, Men in Black 3, Taken 2, Snow White and the Huntsman, Safe House, The Vow, Brave, Prometheus, The Amazing Spider-Man, Ice Age: Continental Drift and The Bourne Legacy, among other films. Films leading the box office during the three months ended March 31, 2013 included Oz: The Great and Powerful, Identity Thief, Silver Linings Playbook, Zero Dark Thirty, G.I. Joe: Retaliation, The Croods and Django Unchained, among other films. Films currently scheduled for release during the remainder of 2013 include sequels such as The Hunger Games: Catching Fire, The Hobbit: The Desolation of Smaug, Iron Man 3, The Hangover 3, Monsters University, Despicable Me 2, Star Trek Into Darkness and Fast & Furious 6 and highly anticipated original titles such as Man of Steel, Oblivion, Pacific Rim, Frozen, Lone Ranger and World War Z, among other films.

Film rental costs are variable in nature and fluctuate with our admissions revenues. Film rental costs as a percentage of revenues are generally higher for periods in which more blockbuster films are released. Film rental costs can also vary based on the length of a film’s run. Film rental rates are generally negotiated on a film-by-film and theatre-by-theatre basis. Advertising costs, which are expensed as incurred, are primarily fixed at the theatre level as daily movie directories placed in newspapers represent the largest component of advertising costs. The monthly cost of these advertisements is based on, among other things, the size of the directory and the frequency and size of the newspaper’s circulation.

Concession supplies expense is variable in nature and fluctuates with our concession revenues. We purchase concession supplies to replace units sold. We negotiate prices for concession supplies directly with concession vendors and manufacturers to obtain volume rates.

Although salaries and wages include a fixed cost component (i.e. the minimum staffing costs to operate a theatre facility during non-peak periods), salaries and wages move in relation to revenues as theatre staffing is adjusted to respond to changes in attendance.

Facility lease expense is primarily a fixed cost at the theatre level as most of our facility leases require a fixed monthly minimum rent payment. Certain of our leases are subject to percentage rent only, while others are subject to percentage rent in addition to their fixed monthly rent if a target annual revenue level is achieved. Facility lease expense as a percentage of revenues is also affected by the number of theatres under operating leases, the number of theatres under capital leases and the number of fee-owned theatres.

Utilities and other costs include certain costs that have both fixed and variable components such as utilities, property taxes, janitorial costs, repairs and maintenance and security services.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP. As such, we are required to make certain estimates and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies, which we believe are the most critical to aid in fully understanding and evaluating our reported consolidated financial results, include the following:

Revenue and Expense Recognition

Revenues are recognized when admissions and concession sales are received at the box office. Other revenues primarily consist of screen advertising. Screen advertising revenues are recognized over the period that the related advertising is delivered on-screen or in-theatre. We record proceeds from the sale of gift cards and other advanced sale-type certificates in current liabilities and recognize admissions or concession revenue when a holder redeems the card or certificate. We recognize unredeemed gift cards and other advanced sale-type certificates as revenue only after such a period of time indicates, based on historical experience, the likelihood of redemption is remote, and based on applicable laws and regulations. In evaluating the likelihood of redemption, we consider the period outstanding, the level and frequency of activity, and the period of inactivity.

Film rental costs are accrued based on the applicable box office receipts and either mutually agreed upon firm terms or a sliding scale formula, which are generally established prior to the opening of the film, or estimates of the final mutually agreed upon settlement, which occurs at the conclusion of the film run, subject to the film licensing arrangement. Under a firm terms formula, we pay the distributor a mutually agreed upon specified percentage of box office receipts, which reflects either a mutually agreed upon aggregate rate for the life of the film or rates that decline over the term of the run. Under a sliding scale formula, we pay a percentage of box office revenues using a pre-determined matrix that is based upon box office performance of the film. The settlement process allows for negotiation of film rental fees upon the conclusion of the film run based upon how the film performs. Estimates are based on the expected success of a film. The success of a film can typically be determined a few weeks after a film is released when initial box office performance of the film is known. Accordingly, final settlements typically approximate estimates since box office receipts are known at the time the estimate is made and the expected success of a film can typically be estimated early in the film’s run. If actual settlements are different than those estimates, film rental costs are adjusted at that time. Our advertising costs are expensed as incurred.

Facility lease expense is primarily a fixed cost at the theatre level as most of our facility leases require a fixed monthly minimum rent payment. Certain of our leases are subject to monthly percentage rent only, which is accrued each month based on actual revenues. Certain of our other theatres require payment of percentage rent in addition to fixed monthly rent if an annual target revenue level is achieved. Percentage rent expense is estimated and recorded for these theatres on a monthly basis if the theatre’s historical performance or forecasted performance indicates that the annual target revenue level will be reached. Once annual revenues are known, which is generally at the end of the year, the percentage rent expense is adjusted at that time. We record the fixed minimum rent payments on a straight-line basis over the lease term.

Theatre properties and equipment are depreciated using the straight-line method over their estimated useful lives. In estimating the useful lives of our theatre properties and equipment, we have relied upon our experience with such assets and our historical replacement period. We periodically evaluate these estimates and assumptions and adjust them as necessary. Adjustments to the expected lives of assets are accounted for on a prospective basis through depreciation expense. Leasehold improvements for which we pay and to which we have title are amortized over the lesser of useful life or the lease term.

Impairment of Long-Lived Assets

We review long-lived assets for impairment indicators on a quarterly basis or whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. We assess many factors including the following to determine whether to impair individual theatre assets:

•	actual theatre level cash flows;

•	future years budgeted theatre level cash flows;

•	theatre property and equipment carrying values;

•	amortizing intangible asset carrying values;

•	the age of a recently built theatre;

•	competitive theatres in the marketplace;

•	the impact of recent ticket price changes;

•	available lease renewal options; and

•	other factors considered relevant in our assessment of impairment of individual theatre assets.

Long-lived assets are evaluated for impairment on an individual theatre basis, which we believe is the lowest applicable level for which there are identifiable cash flows. The impairment evaluation is based on the estimated undiscounted cash flows from continuing use through the remainder of the theatre’s useful life. The remainder of the theatre’s useful life correlates with the available remaining lease period, which includes the probability of renewal periods for leased properties and a period of approximately twenty years for fee owned properties. If the estimated undiscounted cash flows are not sufficient to recover a long-lived asset’s carrying value, we then compare the carrying value of the asset group (theatre) with its estimated fair value. When estimated fair value is determined to be lower than the carrying value of the asset group (theatre), the asset group (theatre) is written down to its estimated fair value. Significant judgment is involved in estimating cash flows and fair value. Management’s estimates, which fall under Level 3 of the U.S. GAAP fair value hierarchy as defined by FASB ASC Topic 820-10-35, are based on historical and projected operating performance, recent market transactions and current industry trading multiples. Fair value is determined based on a multiple of cash flows, which was six and a half times for the evaluations performed during the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2013. The long-lived asset impairment charges related to theatre properties recorded during each of the periods presented are specific to theatres that were directly and individually impacted by increased competition, adverse changes in market demographics, or adverse changes in the development or the conditions of the areas surrounding the theatre.

Impairment of Goodwill and Intangible Assets

We evaluate goodwill for impairment annually during the fourth quarter or whenever events or changes in circumstances indicate the carrying value of the goodwill may not be fully recoverable. We evaluate goodwill for impairment at the reporting unit level and have allocated goodwill to the reporting unit based on an estimate of its relative fair value. Management considers the reporting unit to be each of our sixteen regions in the U.S. and each of our eight international countries (Honduras, El Salvador, Nicaragua, Costa Rica, Panama and Guatemala

are considered one reporting unit). The evaluation is a two-step approach requiring us to compute the fair value of a reporting unit and compare it with its carrying value. If the carrying value of the reporting unit exceeds its estimated fair value, a second step is performed to measure the potential goodwill impairment. Significant judgment is involved in estimating cash flows and fair value. Management’s estimates, which fall under Level 3 of the U.S. GAAP fair value hierarchy as defined by FASB ASC Topic 820-10-35, are based on historical and projected operating performance, recent market transactions and current industry trading multiples. Fair value is determined based on a multiple of cash flows, which was six and a half times for the evaluation performed during the year ended December 31, 2010 and seven and a half times for the evaluations performed during the years ended December 31, 2011 and 2012. As of December 31, 2012, the estimated fair value of goodwill for all of our reporting units exceeded their carrying value by at least 10%.

Tradename intangible assets are tested for impairment at least annually during the fourth quarter or whenever events or changes in circumstances indicate the carrying value may not be fully recoverable. We estimate the fair value of our tradenames by applying an estimated market royalty rate that could be charged for the use of our tradename to forecasted future revenues, with an adjustment for the present value of such royalties. If the estimated fair value is less than the carrying value, the tradename intangible asset is written down to its estimated fair value. Significant judgment is involved in estimating market royalty rates and long-term revenue forecasts. Management’s estimates, which fall under Level 3 of the U.S. GAAP fair value hierarchy as defined by FASB ASC Topic 820-10-35, are based on historical and projected revenue performance and industry trends. As of December 31, 2012, the estimated fair value of our tradename intangible assets exceeded their carrying values by at least 10%.

Income Taxes

We participate in the consolidated tax return of Cinemark Holdings. However, our provision for income taxes is computed on a stand-alone basis. We use an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes are provided when tax laws and financial accounting standards differ with respect to the amount of income for a year and the basis of assets and liabilities. A valuation allowance is recorded to reduce the carrying amount of deferred tax assets unless it is more likely than not that such assets will be realized. Income taxes are provided on unremitted earnings from foreign subsidiaries unless such earnings are expected to be indefinitely reinvested. Income taxes have also been provided for potential tax assessments. The evaluation of an uncertain tax position is a two-step process. The first step is recognition: We determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position would be examined by the appropriate taxing authority that would have full knowledge of all relevant information. The second step is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements result in (1) a change in a liability for income taxes payable or (2) a change in an income tax refund receivable, a deferred tax asset or a deferred tax liability or both (1) and (2). We accrue interest and penalties on uncertain tax positions.

Accounting for Investment in National CineMedia, LLC and Related Agreements

We have an investment in NCM. NCM operates a digital in-theatre network in the U.S. for providing cinema advertising and non-film events. Upon joining NCM, the Company and NCM entered into an Exhibitor Services Agreement, pursuant to which NCM provides advertising, promotion and event services to our theatres. On February 13, 2007, National CineMedia, Inc., or “NCM Inc.”, a newly formed entity that serves as a member and the sole manager of NCM, completed an initial public offering of its common stock. In connection with the NCM Inc. initial public offering, we amended our operating agreement and the Exhibitor Services Agreement, or

ESA, with NCM and received proceeds related to the modification of the ESA and our sale of certain of our shares in NCM. The ESA modification reflected a shift from circuit share expense under the prior ESA, which obligated NCM to pay us a percentage of revenue, to a monthly theatre access fee, which significantly reduced the contractual amounts paid to us by NCM. We recorded the proceeds related to the ESA modification as deferred revenue, which is being amortized into other revenues over the life of the agreement using the units of revenue method. As a result of the proceeds received as part of the NCM, Inc. initial public offering, we had a negative basis in our original membership units in NCM (referred to herein as our Tranche 1 Investment). We do not recognize undistributed equity in the earnings on our Tranche 1 Investment until NCM’s future net earnings, less distributions received, surpass the amount of the excess distribution. We recognize equity in earnings on our Tranche 1 Investment only to the extent we receive cash distributions from NCM. We believe that the accounting model provided by ASC 323-10-35-22 for recognition of equity investee losses in excess of an investor’s basis is analogous to the accounting for equity income subsequent to recognizing an excess distribution.

Pursuant to a Common Unit Adjustment Agreement dated as of February 13, 2007 between NCM, Inc., AMC, Regal and us, collectively referred to as the Founding Members, annual adjustments to the common membership units are made primarily based on increases or decreases in the number of theatre screens operated and theatre attendance generated by each Founding Member. To account for the receipt of additional common units under the Common Unit Adjustment Agreement, we follow the guidance in ASC 323-10-35-29 (formerly EITF 02-18, Accounting for Subsequent Investments in an Investee after Suspension of Equity Loss Recognition) by analogy, which also refers to AICPA Technical Practice Aid 2220.14, which indicates that if a subsequent investment is made in an equity method investee that has experienced significant losses, the investor must determine if the subsequent investment constitutes funding of prior losses. We concluded that the construction or acquisition of new theatres that has led to the common unit adjustments equates to making additional investments in NCM. We evaluated the receipt of the additional common units in NCM and the assets exchanged for these additional units and has determined that the right to use our incremental new screens would not be considered funding of prior losses. We account for these additional common units (referred to herein as our Tranche 2 Investment) as a separate investment than our Tranche 1 Investment. The common units received are recorded at fair value as an increase in our investment in NCM with an offset to deferred revenue. The deferred revenue is amortized over the remaining term of the ESA. Our Tranche 2 Investment is accounted for following the equity method, with undistributed equity earnings related to our Tranche 2 Investment included as a component of equity in income (loss) of affiliates and distributions received related to our Tranche 2 Investment are recorded as a reduction of its investment basis.

Results of Operations

On May 28, 2013, we completed our acquisition of certain Rave theatres consisting of 32 theatres with 483 screens located in 12 states, pursuant to an asset purchase agreement dated November 16, 2012 among Cinemark USA, Inc., Rave Cinemas, LLC, Rave Real Property Holdco, LLC and certain of its subsidiaries, Rave Cinemas, LLC and RC Processing, LLC, or the Rave Purchase Agreement. The purchase price consisted of approximately $236 million in cash and the assumption of certain liabilities. The results of operations for these 32 theatres are reflected as of May 28, 2013 and thus not reflected in our results of operations for the three months ended March 31, 2013.

The following table sets forth, for the periods indicated, the amounts for certain items reflected in our consolidated statements of income along with each of those items as a percentage of revenues:

	Year Ended December 31,			Three Months Ended
	2010	2011	2012	2012	2013
Operating data (in millions):
Revenues
Admissions	$1,405.4	$1,471.6	$1,580.4	$373.8	$349.4
Concession	642.3	696.8	771.4	179.8	172.4
Other	93.4	111.2	121.7	25.2	26.0

Total revenues	2,141.1	2,279.6	2,473.5	578.8	547.8
Cost of operations
Film rentals and advertising	769.7	798.6	845.1	195.4	180.0
Concession supplies	97.5	112.1	123.5	28.5	28.0
Salaries and wages	221.2	226.5	247.4	58.5	58.5
Facility lease expense	255.7	276.3	281.6	68.5	69.6
Utilities and other	239.5	259.7	280.7	66.5	68.8
General and administrative expenses	107.0	125.4	146.4	33.6	37.2
Depreciation and amortization	143.5	154.4	147.7	36.8	39.0
Impairment of long-lived assets	12.5	7.0	3.0	0.2	0.8
(Gain) loss on sale of assets and other	(0.4)	8.8	12.2	0.8	(0.3)

Total cost of operations	1,846.2	1,968.8	2,087.6	488.8	481.6

Operating income	$294.9	$310.8	$385.9	$90.0	$66.2

Operating data as a percentage of total revenues:
Revenues
Admissions	65.6%	64.6%	63.9%	64.6%	63.8%
Concession	30.0%	30.6%	31.2%	31.1%	31.5%
Other	4.4%	4.8%	4.9%	4.3%	4.7%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of operations(1)
Film rentals and advertising	54.8%	54.3%	53.5%	52.3%	51.5%
Concession supplies	15.2%	16.1%	16.0%	15.9%	16.2%
Salaries and wages	10.3%	9.9%	10.0%	10.1%	10.7%
Facility lease expense	11.9%	12.1%	11.4%	11.8%	12.7%
Utilities and other	11.2%	11.4%	11.3%	11.5%	12.6%
General and administrative expenses	5.0%	5.5%	5.9%	5.8%	6.8%
Depreciation and amortization	6.7%	6.8%	6.0%	6.4%	7.1%
Impairment of long-lived assets	0.6%	0.3%	0.1%	0.0%	0.1%
(Gain) loss on sale of assets and other	(0.0%)	0.4%	0.5%	0.1%	(0.1)%
Total cost of operations	86.2%	86.4%	84.4%	84.5%	87.9%
Operating income	13.8%	13.6%	15.6%	15.5%	12.1%

Average screen count (month end average)	4,909	5,021	5,198	5,169	5,249

Revenues per average screen (dollars)	$436,181	$454,051	$475,897	$112,011	$104,368

(1)

All costs are expressed as a percentage of total revenues, except film rentals and advertising, which are expressed as a percentage of admissions revenues and concession supplies, which are expressed as a percentage of concession revenues.

Comparison of Three Months Ended March 31, 2013 and March 31, 2012

Revenues. Total revenues decreased $31.0 million to $547.8 million for the three months ended March 31, 2013 (“first quarter of 2013”) from $578.8 million for the three months ended March 31, 2012 (“first quarter of 2012”), representing a 5.4% decrease. The table below, presented by reportable operating segment, summarizes our year-over-year revenue performance and certain key performance indicators that impact our revenues.

	U.S. Operating Segment			International Operating Segment			Consolidated
	Three Months Ended			Three Months Ended			Three Months Ended
	March 31,			March 31,			March 31,
			%			%			%
	2013	2012	Change	2013	2012	Change	2013	2012	Change
Admissions revenues(1)	$234.6	$266.6	(12.0)%	$114.8	$107.2	7.1%	$349.4	$373.8	(6.5)%
Concession revenues(1)	$118.0	$131.3	(10.1)%	$54.4	$48.5	12.2%	$172.4	$179.8	(4.1)%
Other revenues(1)(2)	$11.0	$11.1	(0.9)%	$15.0	$14.1	6.4%	$26.0	$25.2	3.2%
Total revenues (1)(2)	$363.6	$409.0	(11.1)%	$184.2	$169.8	8.5%	$547.8	$578.8	(5.4)%
Attendance(1)	34.7	39.8	(12.8)%	22.7	21.7	4.6%	57.4	61.5	(6.7)%

(1)	Amounts in millions.
(2)	U.S. operating segment revenues include eliminations of intercompany transactions with the international operating segment. See Note 17 of our condensed consolidated financial statements.

•

U.S. The decrease in admissions revenues of $32.0 million was attributable to a 12.8% decrease in attendance partially offset by a 0.9% increase in average ticket price from $6.70 for the first quarter of 2012 to $6.76 for the first quarter of 2013. The decrease in concession revenues of $13.3 million was attributable to the 12.8% decrease in attendance partially offset by a 3.0% increase in concession revenues per patron from $3.30 for the first quarter of 2012 to $3.40 for the first quarter of 2013. The decrease in attendance was primarily due to fewer blockbuster films released during the first quarter of 2013 compared to the films released during the first quarter of 2012, which included The Hunger Games and Dr. Seuss’ The Lorax. The increase in concession revenues per patron was primarily due to incremental sales and price increases.

•

International. The increase in admissions revenues of $7.6 million was attributable to a 4.6% increase in attendance and a 2.4% increase in average ticket price from $4.94 for the first quarter of 2012 to $5.06 for the first quarter of 2013. The increase in concession revenues of $5.9 million was attributable to the 4.6% increase in attendance and a 7.1% increase in concession revenues per patron from $2.24 for the first quarter of 2012 to $2.40 for the first quarter of 2013. The increase in attendance was primarily due to new theatres. The increase in average ticket price was primarily due to price increases. The increase in concession revenues per patron was primarily due to incremental sales and price increases.

Cost of Operations. The table below summarizes certain of our year-over-year theatre operating costs by reportable operating segment (in millions).

	U.S. Operating Segment		International Operating Segment		Consolidated
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
	2013	2012	2013	2012	2013	2012
Film rentals and advertising	$124.6	$144.1	$55.4	$51.3	$180.0	$195.4
Concession supplies	15.8	16.9	12.2	11.6	28.0	28.5
Salaries and wages	39.7	41.6	18.8	16.9	58.5	58.5
Facility lease expense	46.9	47.7	22.7	20.8	69.6	68.5
Utilities and other	42.8	44.3	26.0	22.2	68.8	66.5

•

U.S. Film rentals and advertising costs were $124.6 million, or 53.1% of admissions revenues, for the first quarter of 2013 compared to $144.1 million, or 54.1% of admissions revenues, for the first quarter of 2012. The decrease in film rentals and advertising costs of $19.5 million was due to the $32.0 million decrease in admissions revenues and a decrease in the film rentals and advertising rate. The decrease in the film rentals and advertising rate was primarily due to fewer blockbuster films released during the first quarter of 2013 compared to the first quarter of 2012. Concession supplies expense was $15.8 million, or 13.4% of concession revenues, for the first quarter of 2013 compared to $16.9 million, or 12.9% of concession revenues, for the first quarter of 2012. The increase in the concession supplies rate was primarily due to increases in inventory procurement costs.

Salaries and wages decreased to $39.7 million for the first quarter of 2013 from $41.6 million for the first quarter of 2012 primarily due to decreased staffing levels related to the 12.8% decrease in attendance. Facility lease expense decreased to $46.9 million for the first quarter of 2013 from $47.7 million for the first quarter of 2012 primarily due to a decrease in percentage rent expense. Utilities and other costs decreased to $42.8 million for the first quarter of 2013 from $44.3 million for the first quarter of 2012 primarily due to decreases in utility costs, property taxes and 3D equipment rental fees, partially offset by increased security expenses.

•

International. Film rentals and advertising costs were $55.4 million, or 48.3% of admissions revenues, for the first quarter of 2013 compared to $51.3 million, or 47.9% of admissions revenues, for the first quarter of 2012. Concession supplies expense was $12.2 million, or 22.4% of concession revenues, for the first quarter of 2013 compared to $11.6 million, or 23.9% of concession revenues, for the first quarter of 2012. The decrease in the concession supplies rate is due to the mix of products sold during the first quarter of 2013 compared to the first quarter of 2012 and the impact of concession price increases.

Salaries and wages increased to $18.8 million for the first quarter of 2013 from $16.9 million for the first quarter of 2012 primarily due to increased wage rates and new theatres. Facility lease expense increased to $22.7 million for the first quarter of 2013 from $20.8 million for the first quarter of 2012 primarily due to increased percentage rent expense. Utilities and other costs increased to $26.0 million for the first quarter of 2013 from $22.2 million for the first quarter of 2012 primarily due to increased property taxes and travel expenses.

General and Administrative Expenses. General and administrative expenses increased to $37.2 million for the first quarter of 2013 from $33.6 million for the first quarter of 2012. The increase was primarily due to increased salaries and incentive compensation expense of approximately $1.8 million and increased professional fees of approximately $1.5 million, which was primarily related to the Rave Acquisition (see Note 5 to the condensed consolidated financial statements.)

Depreciation and Amortization. Depreciation and amortization expense was $39.0 million during the first quarter of 2013 compared to $36.8 million during the first quarter of 2012. The increase was primarily due to new theatres.

Impairment of Long-Lived Assets. We recorded asset impairment charges on assets held and used of $0.8 million during the first quarter of 2013 compared to $0.2 million during the first quarter of 2012. Impairment charges for the first quarter of 2013 consisted of U.S. and international theatre properties, impacting three of our twenty-four reporting units. Impairment charges for the first quarter of 2012 consisted of U.S. and international theatre properties, impacting four of our twenty-four reporting units. The long-lived asset impairment charges recorded during each of the periods presented were specific to theatres that were directly and individually impacted by increased competition, adverse changes in market demographics or adverse changes in the development or the conditions of the areas surrounding the theatre. See Note 13 to our condensed consolidated financial statements included elsewhere in this prospectus.

(Gain) Loss on Sale of Assets and Other. We recorded a gain on sale of assets and other of $0.3 million during the first quarter of 2013 compared to a loss of $0.8 million during the first quarter of 2012.

Interest Expense. Interest costs incurred, including amortization of debt issue costs, were $32.6 million during the first quarter of 2013 compared to $32.1 million during the first quarter of 2012. The increase was primarily due to the issuance of senior notes in December of 2012 partially offset by the lower senior secured credit facility level and the expiration of two interest rate swap agreements. See Note 4 to our condensed consolidated financial statements included elsewhere in this prospectus for further discussion of our recent long-term debt activity.

Distributions from NCM. We recorded distributions from NCM of $6.1 million during the first quarter of 2013 compared to $8.0 million during the first quarter of 2012, which were in excess of the carrying value of our Tranche 1 investment. See Note 7 to our condensed consolidated financial statements included elsewhere in this prospectus.

Equity in Income of Affiliates. We recorded equity in income of affiliates of $2.4 million during the first quarter of 2013 compared to $1.8 million during the first quarter of 2012. The equity in income of affiliates recorded during the first quarter of 2013 primarily consisted of income of approximately $1.5 million related to our equity investment in Digital Cinema Implementation Partners LLC, or DCIP, (see Note 8 to our condensed consolidated financial statements included elsewhere in this prospectus) and income of approximately $0.9 million related to our equity investment in NCM (see Note 7 to our condensed consolidated financial statements included elsewhere in this prospectus). The equity in income of affiliates recorded during the first quarter of 2012 primarily consisted of income of approximately $1.1 million related to our equity investment in DCIP and income of approximately $0.7 million related to our equity investment in NCM.

Income Taxes. Income tax expense of $10.8 million was recorded for the first quarter of 2013 compared to $28.1 million for the first quarter of 2012. The effective tax rate was approximately 24.5% for the first quarter of 2013 compared to 39.4% for the first quarter of 2012. Income tax provisions for interim (quarterly) periods are based on estimated annual income tax rates and are adjusted for the effects of significant, infrequent or unusual items (i.e. discrete items) occurring during the interim period. As a result, the interim rate may vary significantly from the normalized annual rate. The effective tax rate for the three months ended March 31, 2013 reflects the impact of items related to our Mexico subsidiaries.

Comparison of Years Ended December 31, 2012 and December 31, 2011

Revenues. Total revenues increased $193.9 million to $2,473.5 million for 2012 from $2,279.6 million for 2011, representing an 8.5% increase. The table below, presented by reportable operating segment, summarizes our year-over-year revenue performance and certain key performance indicators that impact our revenues.

				International Operating
	U.S. Operating Segment			Segment			Consolidated
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
			%			%			%
	2012	2011	Change	2012	2011	Change	2012	2011	Change
Admissions revenues(1)	$1,099.6	$1,033.6	6.4%	$480.8	$438.0	9.8%	$1,580.4	$1,471.6	7.4%
Concession revenues(1)	$546.2	$503.4	8.5%	$225.2	$193.4	16.4%	$771.4	$696.8	10.7%
Other revenues(1)(2)	$50.1	$46.5	7.7%	$71.6	$64.7	10.7%	$121.7	$111.2	9.4%
Total revenues(1)(2)	$1,695.9	$1,583.5	7.1%	$777.6	$696.1	11.7%	$2,473.5	$2,279.6	8.5%
Attendance(1)	163.6	158.5	3.2%	100.1	88.9	12.6%	263.7	247.4	6.6%

(1)	Amounts in millions.
(2)

U.S. operating segment revenues include eliminations of intercompany transactions with the international operating segment. See Note 21 of our consolidated financial statements included elsewhere in this prospectus.

•

U.S. The increase in admissions revenues of $66.0 million was primarily attributable to a 3.2% increase in attendance and a 3.1% increase in average ticket price from $6.52 for 2011 to $6.72 for 2012. The increase in concession revenues of $42.8 million was primarily attributable to the 3.2% increase in attendance and a 5.0% increase in concession revenues per patron from $3.18 for 2011 to $3.34 for 2012. The increase in attendance was primarily due to new theatres. The increase in average ticket price was primarily due to price increases and an increase in 3-D and XD ticket sales. The increase in concession revenues per patron was primarily due to incremental sales and price increases.

•

International. The increase in admissions revenues of $42.8 million was primarily attributable to a 12.6% increase in attendance, partially offset by a 2.6% decrease in average ticket price from $4.93 for 2011 to $4.80 for 2012. The increase in concession revenues of $31.8 million was primarily attributable to the 12.6% increase in attendance and a 3.2% increase in concession revenues per patron from $2.18 for 2011 to $2.25 for 2012. The increase in attendance was primarily due to new theatres, including the ten theatres in Argentina acquired during August 2011. The decrease in average ticket price was primarily due to the unfavorable impact of exchange rates in certain countries in which we operate, partially offset by price increases. The increase in concession revenues per patron was primarily due to price increases, partially offset by the unfavorable impact of exchange rates in certain countries in which we operate. The 10.7% increase in other revenues was primarily due to increased screen advertising revenues in Brazil, Argentina and Mexico, partially offset by the unfavorable impact of exchange rates in certain countries in which we operate.

Cost of Operations. The table below summarizes certain of our theatre operating costs by reportable operating segment (in millions).

	U.S. Operating Segment		International Operating Segment		Consolidated
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2012	2011	2012	2011	2012	2011
Film rentals and advertising	$610.5	$574.2	$234.6	$224.4	$845.1	$798.6
Concession supplies	71.1	64.0	52.4	48.1	123.5	112.1
Salaries and wages	174.2	167.5	73.2	59.0	247.4	226.5
Facility lease expense	191.1	185.8	90.5	90.5	281.6	276.3
Utilities and other	182.9	174.5	97.8	85.2	280.7	259.7

•

U.S. Film rentals and advertising costs were $610.5 million, or 55.5% of admissions revenues, for 2012 compared to $574.2 million, or 55.6% of admissions revenues, for 2011. The increase in film rentals and advertising costs of $36.3 million was primarily due to the $66.0 million increase in admissions revenues. Concession supplies expense was $71.1 million, or 13.0% of concession revenues, for 2012 compared to $64.0 million, or 12.7% of concession revenues, for 2011. The increase in the concession supplies rate was primarily due to increases in inventory procurement costs.

Salaries and wages increased to $174.2 million for 2012 from $167.5 million for 2011 primarily due to new theatres. Facility lease expense increased to $191.1 million for 2012 from $185.8 million for 2011 primarily due to new theatres. Utilities and other costs increased to $182.9 million for 2012 from $174.5 million for 2011 primarily due to new theatres, increased equipment lease and personal property tax expenses related to digital and 3-D equipment, increased security expense and increased repairs and maintenance expense.

•

International. Film rentals and advertising costs were $234.6 million, or 48.8% of admissions revenues, for 2012 compared to $224.4 million, or 51.2% of admissions revenues, for 2011. The decrease in the film rentals and advertising rate is primarily due to the impact of the increased virtual print fees that we earn from studios on certain films played in our international locations. Concession supplies expense was $52.4 million, or 23.3% of concession revenues, for 2012 compared to $48.1 million, or 24.9% of concession revenues, for 2011. The decrease in the concessions supplies rate is due to the mix of products sold during 2012 compared to 2011 and the impact of concession price increases. Each of the expenses previously discussed were also impacted by the change in exchange rates in certain countries in which we operate.

Salaries and wages increased to $73.2 million for 2012 from $59.0 million for 2011 primarily due to new theatres, including the ten theatres in Argentina acquired during August 2011 and increased wage rates. Facility lease expense was $90.5 million for 2012 and 2011. Utilities and other costs increased to

$97.8 million for 2012 from $85.2 million for 2011 primarily due to new theatres, including the ten theatres in Argentina acquired during August 2011, increased janitorial costs and increased screen advertising commissions and related expenses. Each of the expenses previously discussed were also impacted by the change in exchange rates in certain countries in which we operate.

General and Administrative Expenses. General and administrative expenses increased to $146.4 million for 2012 from $125.4 million for 2011. The increase was primarily due to increased salaries and incentive compensation expense of approximately $7.7 million, increased share based awards compensation expense of $5.3 million, increased professional fees of $1.8 million and additional overhead expenses associated with the ten theatres in Argentina acquired in August 2011.

Depreciation and Amortization. Depreciation and amortization expense, including amortization of favorable/ unfavorable leases, was $147.7 million for 2012 compared to $154.4 million for 2011. The decrease was primarily due to the impact of accelerated depreciation taken on our domestic 35 millimeter projection systems that were replaced with digital projection systems during 2011. We recorded approximately $10.6 million of depreciation expense related to our domestic 35 millimeter projection systems during 2011. Our domestic 35 millimeter projection systems were fully depreciated as of December 31, 2011.

Impairment of Long-Lived Assets. We recorded asset impairment charges on assets held and used of $3.0 million for 2012 compared to $7.0 million for 2011. Impairment charges for 2012 were related to theatre properties, impacting 14 of our 24 reporting units. Impairment charges for 2011 were related to theatre properties, impacting 14 of our 24 reporting units. The long-lived asset impairment charges recorded during each of the periods presented were specific to theatres that were directly and individually impacted by increased competition, adverse changes in market demographics, or adverse changes in the development or the conditions of the areas surrounding the theatre. See Notes 8 and 9 to our consolidated financial statements included elsewhere in this prospectus.

Loss on Sale of Assets and Other. We recorded a loss on sale of assets and other of $12.2 million during 2012 compared to $8.8 million during 2011. The loss recorded during 2012 included a $6.7 million lease termination reserve for a closed theatre and the retirement of certain theatre equipment that was replaced during the year. The loss recorded during 2011 included a loss of $2.3 million related to a settlement for a previously terminated interest rate swap agreement, a loss of $1.0 million related to the sale of digital projection systems to DCIP and the write-off of theatre properties and equipment primarily as a result of theatre remodels.

Interest Expense. Interest costs incurred, including amortization of debt issue costs, were $123.7 million for 2012 compared to $123.1 million for 2011. See Note 11 to our consolidated financial statements included elsewhere in this prospectus for further discussion of our long-term debt.

Loss on Early Retirement of Debt. We recorded a loss on early retirement of debt of $5.6 million during 2012 related to the amendment and restatement of our former senior secured credit facility. We recorded a loss on early retirement of debt of $4.9 million during 2011 related to the prepayment of approximately $157.2 million of the unextended portion of our term loan debt. The loss for the 2011 period included the write-off of $2.2 million of unamortized debt issue costs related to the portion of the term loan debt that was prepaid and the reclassification of $2.7 million from accumulated other comprehensive loss to earnings as a result of our determination that quarterly interest payments hedged by certain of our interest rate swap agreements are no longer probable to occur. See Note 11 to our consolidated financial statements included elsewhere in this prospectus for further discussion of our long-term debt.

Distributions from NCM. We recorded distributions received from NCM of $20.8 million during 2012 and $24.2 million during 2011, which were in excess of the carrying value of our Tranche 1 Investment. See Note 4 to our consolidated financial statements included elsewhere in this prospectus.

Loss on Marketable Securities—RealD. We recorded a loss on our investment in RealD of $12.6 million during 2011 due to an other-than-temporary impairment of our investment. The loss recorded represented the cumulative net unrealized holding losses we had previously recorded in accumulated other comprehensive loss. These cumulative net unrealized holding losses were recognized as a loss during 2011 due to the length of time and extent to which RealD’s stock price had been below our basis in the stock. See Note 6 to our consolidated financial statements included elsewhere in this prospectus.

Equity in Income of Affiliates. We recorded equity in income of affiliates of $13.1 million during 2012 and $5.7 million during 2011. The equity in income of affiliates recorded during 2012 primarily included approximately $4.4 million of income related to our equity investment in NCM (see Note 4 to our consolidated financial statements included elsewhere in this prospectus) and approximately $8.9 million of income related to our equity investment in DCIP (see Note 5 to our consolidated financial statements included elsewhere in this prospectus). The equity in income of affiliates recorded during 2011 primarily included approximately $5.4 million of income related to our equity investment in NCM and approximately $0.5 million of income related to our equity investment in DCIP.

Income Taxes. Income tax expense of $126.2 million was recorded for 2012 compared to $73.9 million recorded for 2011. The effective tax rate for 2012 was 42.2%. The effective tax rate for 2011 was 35.5%. See Note 19 to our consolidated financial statements included elsewhere in this prospectus.

Comparison of Years Ended December 31, 2011 and December 31, 2010

Revenues. Total revenues increased $138.5 million to $2,279.6 million for 2011 from $2,141.1 million for 2010, representing a 6.5% increase. The table below, presented by reportable operating segment, summarizes our year-over-year revenue performance and certain key performance indicators that impact our revenues.

				International Operating
	U.S. Operating Segment			Segment			Consolidated
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
			%			%			%
	2011	2010	Change	2011	2010	Change	2011	2010	Change
Admissions revenues (1)	$1,033.6	$1,044.7	(1.1)%	$438.0	$360.7	21.4%	$1,471.6	$1,405.4	4.7%
Concession revenues (1)	$503.4	$487.9	3.2%	$193.4	$154.4	25.3%	$696.8	$642.3	8.5%
Other revenues (1)(2)	$46.5	$44.3	5.0%	$64.7	$49.1	31.8%	$111.2	$93.4	19.1%
Total revenues (1)(2)	$1,583.5	$1,576.9	0.4%	$696.1	$564.2	23.4%	$2,279.6	$2,141.1	6.5%
Attendance (1)	158.5	161.2	(1.7)%	88.9	80.0	11.1%	247.4	241.2	2.6%

(1)	Amounts in millions.
(2)

U.S. operating segment revenues include eliminations of intercompany transactions with the international operating segment. See Note 21 of our consolidated financial statements included elsewhere in this prospectus.

•

U.S. The decrease in admissions revenues of $11.1 million was primarily attributable to a 1.7% decrease in attendance, partially offset by a 0.6% increase in average ticket price from $6.48 for 2010 to $6.52 for 2011. The increase in concession revenues of $15.5 million was primarily attributable to a 5.0% increase in concession revenues per patron from $3.03 for 2010 to $3.18 for 2011, partially offset by the 1.7% decrease in attendance. The increase in average ticket price was primarily due to incremental 3-D and premium pricing and other price increases, and the increase in concession revenues per patron was primarily due to incremental sales and price increases.

•

International. The increase in admissions revenues of $77.3 million was primarily attributable to an 11.1% increase in attendance and a 9.3% increase in average ticket price from $4.51 for 2010 to $4.93 for 2011. The increase in concession revenues of $39.0 million was primarily attributable to the 11.1% increase in attendance and a 13.0% increase in concession revenues per patron from $1.93 for 2010 to $2.18 for 2011.

The increase in average ticket price was primarily due to incremental 3-D and premium pricing and other price increases and the favorable impact of exchange rates in certain countries in which we operate. The increase in concession revenues per patron was primarily due to price increases and the favorable impact of exchange rates in certain countries in which we operate. The 31.8% increase in other revenues was primarily due to increases in ancillary revenue.

Cost of Operations. The table below summarizes certain of our theatre operating costs by reportable operating segment (in millions).

			International Operating
	U.S. Operating Segment		Segment		Consolidated
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2011	2010	2011	2010	2011	2010
Film rentals and advertising	$574.2	$586.6	$224.4	$183.1	$798.6	$769.7
Concession supplies	64.0	59.1	48.1	38.4	112.1	97.5
Salaries and wages	167.5	174.1	59.0	47.1	226.5	221.2
Facility lease expense	185.8	181.9	90.5	73.8	276.3	255.7
Utilities and other	174.5	161.5	85.2	78.0	259.7	239.5

•

U.S. Film rentals and advertising costs were $574.2 million, or 55.6% of admissions revenues, for 2011 compared to $586.6 million, or 56.2% of admissions revenues, for 2010. The decrease in film rentals and advertising costs of $12.4 million was primarily due to the $11.1 million decrease in admissions revenues and a decrease in the film rentals and advertising rate primarily due to fewer blockbuster films released in 2011. Concession supplies expense was $64.0 million, or 12.7% of concession revenues, for 2011 compared to $59.1 million, or 12.1% of concession revenues, for 2010. The increase in the concession supplies rate was primarily due to increases in inventory procurement costs.

Salaries and wages decreased to $167.5 million for 2011 from $174.1 million for 2010 primarily due to the 1.7% decline in attendance and operating efficiencies achieved with reduced staffing levels. Facility lease expense increased to $185.8 million for 2011 from $181.9 million for 2010 primarily due to new theatres. Utilities and other costs increased to $174.5 million for 2011 from $161.5 million for 2010 primarily due to new theatres and increased expenses related to digital and 3-D equipment.

•

International. Film rentals and advertising costs were $224.4 million, or 51.2% of admissions revenues, for 2011 compared to $183.1 million, or 50.8% of admissions revenues, for 2010. The increase in film rentals and advertising costs of $41.3 million was primarily due to the $77.3 million increase in admissions revenues and an increase in our film rentals and advertising rate. Concession supplies expense was $48.1 million for 2011 compared to $38.4 million for 2010, both of which represented 24.9% of concession revenues.

Salaries and wages increased to $59.0 million for 2011 from $47.1 million for 2010 primarily due to new theatres, increased wage rates, increased staffing levels to support the 11.1% increase in attendance and the impact of exchange rates in certain countries in which we operate. Facility lease expense increased to $90.5 million for 2011 from $73.8 million for 2010 primarily due to new theatres, increased percentage rent due to the 23.4% increase in revenues and the impact of exchange rates in certain countries in which we operate. Utilities and other costs increased to $85.2 million for 2011 from $78.0 million for 2010 primarily due to new theatres, increased expenses related to 3-D equipment and the impact of exchange rates in certain countries in which we operate.

General and Administrative Expenses. General and administrative expenses increased to $125.4 million for 2011 from $107.0 million for 2010. The increase was primarily due to increased salaries and incentive compensation expense of $5.0 million, increased share based awards compensation expense of $1.3 million, increased professional fees of $2.1 million, increased service charges of $1.0 million related to increased credit card activity and the impact of exchange rates in certain countries in which we operate.

Depreciation and Amortization. Depreciation and amortization expense, including amortization of favorable/ unfavorable leases, was $154.4 million for 2011 compared to $143.5 million for 2010. The increase was primarily due to new theatres, the impact of accelerated depreciation taken on our domestic 35 millimeter projection systems that were replaced with digital projection systems and the impact of exchange rates in certain countries in which we operate. We recorded approximately $10.6 million of depreciation expense related to our domestic 35 millimeter projection systems during 2011. Our domestic 35 millimeter projection systems were fully depreciated as of December 31, 2011.

Impairment of Long-Lived Assets. We recorded asset impairment charges on assets held and used of $7.0 million for 2011 compared to $12.5 million for 2010. Impairment charges for 2011 were related to theatre properties, impacting 14 of our 24 reporting units. Impairment charges for 2010 consisted of $10.8 million of theatre properties and $1.5 million of intangible assets, impacting 18 of our 24 reporting units, and $0.2 million related to an equity investment that was written down to its estimated fair value. The long-lived asset impairment charges recorded during each of the periods presented were specific to theatres that were directly and individually impacted by increased competition, adverse changes in market demographics, or adverse changes in the development or the conditions of the areas surrounding the theatre. See Notes 8 and 9 to our consolidated financial statements included elsewhere in this prospectus.

(Gain) Loss on Sale of Assets and Other. We recorded a loss on sale of assets and other of $8.8 million during 2011 compared to a gain on sale of assets and other of $0.4 million during 2010. The loss recorded during 2011 included a loss of $2.3 million related to a settlement for a previously terminated interest rate swap agreement, a loss of $1.0 million related to the sale of digital projection systems to DCIP and the write-off of theatre properties and equipment primarily as a result of theatre remodels. The gain recorded during 2010 included a gain of $7.0 million related to the sale of a theatre in Canada and a gain of $8.5 million related to the sale of our interest in a profit sharing agreement related to another previously sold property in Canada, which were partially offset by a loss of $5.8 million for the write-off of an intangible asset associated with a vendor contract in Mexico that was terminated, a loss of $2.3 million for the write-off of intangible assets associated with our original IMAX license agreement that was terminated, a loss of $2.0 million that was recorded upon the contribution and sale of digital projection systems to DCIP and a loss of $0.9 million related to storm damage to a U.S. theatre. See Note 5 to our consolidated financial statements included elsewhere in this prospectus for discussion of DCIP.

Interest Expense. Interest costs incurred, including amortization of debt issue costs, were $ 123.1 million for 2011 compared to $112.4 million for 2010. The increase was primarily due to increases in interest rates on our variable rate debt related to the amendment and extension of our former senior secured credit facility in March 2010 and the refinancing in June 2011 of the unextended portion of our term loan debt outstanding with 7.375% senior subordinated notes due 2021. See Note 11 to our consolidated financial statements included elsewhere in this prospectus for further discussion of our long-term debt.

Loss on Early Retirement of Debt. We recorded a loss on early retirement of debt of $4.9 million during 2011 related to the prepayment of approximately $157.2 million of the unextended portion of our term loan debt. The loss included the write-off of $2.2 million of unamortized debt issue costs related to the portion of the term loan debt that was prepaid and the reclassification of $2.7 million from accumulated other comprehensive loss to earnings as a result of our determination that quarterly interest payments hedged by certain of our interest rate swap agreements are no longer probable to occur. See Note 11 to our consolidated financial statements included elsewhere in this prospectus.

Distributions from NCM. We recorded distributions received from NCM of $24.2 million during 2011 and $23.4 million during 2010, which were in excess of the carrying value of our Tranche 1 Investment. See Note 4 to our consolidated financial statements included elsewhere in this prospectus.

Loss on Marketable Securities—RealD. We recorded a loss on our investment in RealD of $12.6 million due to an other-than-temporary impairment of our investment. The loss recorded represented the cumulative net unrealized holding losses we had previously recorded in accumulated other comprehensive loss. These cumulative net unrealized holding losses were recognized as a loss during 2011 due to the length of time and extent to which RealD’s stock price had been below our basis in the stock. See Note 6 to our consolidated financial statements included elsewhere in this prospectus.

Equity in Income (Loss) of Affiliates. We recorded equity in income of affiliates of $5.7 million during 2011 compared to a loss of $3.4 million during 2010. The equity in income of affiliates recorded during 2011 primarily included approximately $5.4 million of income related to our equity investment in NCM (see Note 4 to our consolidated financial statements included elsewhere in this prospectus) and approximately $0.5 million of income related to our equity investment in DCIP (see Note 5 to our consolidated financial statements included elsewhere in this prospectus). The equity in loss of affiliates recorded during 2010 primarily included a loss of approximately $7.9 million related to our equity investment in DCIP (see Note 5 to our consolidated financial statements included elsewhere in this prospectus), offset by income of approximately $4.5 million related to our equity investment in NCM (see Note 4 to our consolidated financial statements included elsewhere in this prospectus).

Income Taxes. Income tax expense of $73.9 million was recorded for 2011 compared to $58.6 million recorded for 2010. The effective tax rate for 2011 was 35.5%. The effective tax rate for 2010 was 28.0%. See Note 19 to our consolidated financial statements included elsewhere in this prospectus.

Liquidity and Capital Resources

Operating Activities

We primarily collect our revenues in cash, mainly through box office receipts and the sale of concessions. In addition, a majority of our theatres provide the patron a choice of using a credit card or debit card in place of cash. Because our revenues are received in cash prior to the payment of related expenses, we have an operating “float” and historically have not required traditional working capital financing.

Cash provided by operating activities amounted to $266.2 million, $390.9 million and $394.6 million for the years ended December 31, 2010, 2011 and 2012, respectively. Cash provided by operating activities for the year ended December 31, 2010 is lower primarily due to a higher film rental liability at December 31, 2009 attributable to the significant domestic box office performance during the latter part of December 2009, when Avatar was released.

Cash provided by operating activities was $42.5 million for the three months ended March 31, 2013 compared to $97.3 million for the three months ended March 31, 2012. The decrease in cash provided by operating activities was primarily due to a higher level of accounts payable and accrued expense payments made during the three months ended March 31, 2013 compared to the three months ended March 31, 2012. Revenues generated during the latter part of 2012 were significantly higher than the latter part of 2011, resulting in higher levels of accounts payable and accrued expenses at December 31, 2012 compared to December 31, 2011.

Investing Activities

Our investing activities have been principally related to the development and acquisition of theatres. New theatre openings and acquisitions historically have been financed with internally generated cash and by debt financing, including borrowings under the Amended Senior Secured Credit Facility.

Cash used for investing activities amounted to $136.1 million, $247.1 million and $234.3 million for the years ended December 31, 2010, 2011 and 2012, respectively. Cash used for investing activities for the year ended December 31, 2011 included the acquisition of ten theatres in Argentina for approximately $67.0 million (see Note 3 to the consolidated financial statements included elsewhere in this prospectus). Cash used for investing activities for the year ended December 31, 2012 included the acquisition of one theatre in the U.S. for $14.1 million and an increased level of capital expenditures.

Cash used for investing activities was $31.2 million for the three months ended March 31, 2013 compared to $61.3 million for the three months ended March 31, 2012. The decrease in cash used for investing activities was primarily due to the acquisition of a theatre in the U.S. in the first quarter of 2012 for approximately $14.1 million and decreased capital expenditures.

Capital expenditures for the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2013 and 2012 were as follows (in millions):

	New	Existing
Period	Theatres	Theatres	Total
Year Ended December 31, 2010	$54.5	$101.6	$156.1
Year Ended December 31, 2011	$73.5	$111.3	$184.8
Year Ended December 31, 2012	$104.9	$115.8	$220.7
Three Months Ended March 31, 2013	$15.9	$21.0	$36.9
Three Months Ended March 31, 2012	$18.4	$28.6	$47.0

On May 28, 2013, we completed our acquisition of certain Rave theatres consisting of 32 theatres with 483 screens located in 12 states, pursuant to the Rave Purchase Agreement. The purchase price consisted of approximately $236 million in cash and the assumption of certain liabilities. The results of operations for these 32 theatres are reflected as of May 28, 2013 and thus not reflected in our results of operations for the three months ended March 31, 2013.

We continue to invest in our U.S. theatre circuit, which consisted of 3,916 screens at March 31, 2013. At March 31, 2013, we had signed commitments to open ten new theatres with 119 screens in domestic markets during the remainder of 2013 and open six new theatres with 74 screens subsequent to 2013. We estimate the remaining capital expenditures for the development of these 193 domestic screens will be approximately $119 million. Actual expenditures for continued theatre development and acquisitions are subject to change based upon the availability of attractive opportunities.

We also continue to invest in our international theatre circuit. We built two new theatres and 19 screens during the three months ended March 31, 2013, bringing our total international screen count to 1,343 as of March 31, 2013. At March 31, 2013, we had signed commitments to open 12 new theatres with 76 screens in international markets during the remainder of 2013 and open three new theatres with 23 screens subsequent to 2013. We estimate the remaining capital expenditures for the development of these 99 international screens will be approximately $88 million. Actual expenditures for continued theatre development and acquisitions are subject to change based upon the availability of attractive opportunities.

We plan to fund capital expenditures for our continued development with cash flow from operations, borrowings under the Amended Senior Secured Credit Facility, and proceeds from debt issuances, sale leaseback transactions and/or sales of excess real estate.

Financing Activities

Cash provided by (used for) financing activities was $(108.2) million, $(78.0) million and $63.6 million during the years ended December 31, 2010, 2011 and 2012, respectively. Cash provided by financing activities for the year ended December 31, 2012 includes proceeds of $700.0 million from the Amended Senior Secured Credit Facility and proceeds of $400.0 million from the issuance of the 5.125% Senior Notes, partially offset by the use of a portion of these proceeds to pay off the remaining $899.0 million term loan outstanding under our former senior secured credit facility. See below for further information regarding these transactions. Cash used for financing activities was $28.9 million for the three months ended March 31, 2013 compared to $32.0 million for the three months ended March 31, 2012.

We may from time to time, subject to compliance with our debt instruments, purchase our debt securities on the open market depending upon the availability and prices of such securities. Long-term debt consisted of the following as of March 31, 2013 (in millions):

Cinemark, USA, Inc. term loan	$698.3
Cinemark USA, Inc. 8.625% senior notes due 2019 (1)	461.7
Cinemark USA, Inc. 5.125% senior subordinated notes due 2022	400.0
Cinemark USA, Inc. 7.375% senior subordinated notes due 2021	200.0
Hoyts General Cinema (Argentina) bank loan due 2013	1.8

Total long-term debt	$1,761.8
Less current portion	8.8

Long-term debt, less current portion	$1,753.0

(1)	Includes the $470.0 million aggregate principal amount of the 8.625% Senior Notes before the original issue discount, which was $8.3 million as of March 31, 2013.

As of March 31, 2013, we had $100.0 million in available borrowing capacity on our revolving credit line.

As of March 31, 2013, our long-term debt obligations, scheduled interest payments on long-term debt, future minimum lease obligations under non-cancelable operating and capital leases, scheduled interest payments under capital leases and other obligations for each period indicated are summarized as follows:

	Payments Due by Period
	(in millions)
		Less Than			After
Contractual Obligations	Total	One Year	1 - 3 Years	3 - 5 Years	5 Years
Long-term debt (1)	$1,770.1	$8.8	$14.0	$14.0	$1,733.3
Scheduled interest payments on long-term debt(2)	754.0	103.8	206.6	205.5	238.1
Operating lease obligations	1,847.0	226.7	447.9	394.4	778.0
Capital lease obligations	154.7	11.6	27.0	30.2	85.9
Scheduled interest payments on capital leases	88.4	14.5	25.5	19.8	28.6
Employment agreements	13.5	4.5	9.0	—	—
Purchase commitments(3)	226.9	155.5	70.5	0.2	0.7
Current liability for uncertain tax positions(4)	5.7	5.7	—	—	—

Total obligations	$4,860.3	$531.1	$800.5	$664.1	$2,864.6

(1)

Includes the 8.625% Senior Notes in the aggregate principal amount of $470.0 million excluding the discount of $8.3 million. The amounts presented do not reflect the redemption of the 8.625% Senior Notes or the issuance of the Initial Notes.

(2)

Amounts include scheduled interest payments on fixed rate and variable rate debt agreements. Estimates for the variable rate interest payments were based on interest rates in effect on March 31, 2013. The average interest rates in effect on our fixed rate and variable rate debt are 6.3% and 3.2%, respectively, as of March 31, 2013.

(3)	Includes estimated capital expenditures associated with the construction of new theatres to which we were committed as of March 31, 2013.
(4)

The contractual obligations table excludes the long-term portion of our liability for uncertain tax positions of $20.9 million because we cannot make a reliable estimate of the timing of the related cash payments.

Off-Balance Sheet Arrangements

Other than the operating leases and purchase commitments detailed in the table “Contractual Obligations” we do not utilize any other off-balance sheet arrangements.

Amended Senior Secured Credit Facility

On December 18, 2012, we amended and restated our former senior secured credit facility to include a seven year $700.0 million term loan and a five year $100.0 million revolving credit line. The proceeds from the Amended Senior Secured Credit Facility, combined with a portion of the proceeds from the 5.125% Senior Notes discussed below, were used to refinance our former senior secured credit facility. We incurred debt issue costs of approximately $12.0 million during the year ended December 31, 2012 related to the amendment and restatement. The term loan under the Amended Senior Secured Credit Facility matures in December 2019. The revolving credit line, which was undrawn at closing and remained undrawn as of December 31, 2012, matures in December 2017. Quarterly principal payments in the amount of $1.75 million are due on the term loan beginning March 2013 through September 2019 with the remaining principal of $652.8 million due on December 18, 2019.

Interest on the term loan accrues at our option at: (A) the base rate equal to the higher of (1) the prime lending rate as set forth on the British Banking Association Telerate page 5, or (2) the federal funds effective rate from time to time plus 0.50%, plus a margin of 2.0% per annum, or (B) a “eurodollar rate” plus a margin of 3.0% per annum. Interest on the revolving credit line accrues, at our option, at: (A) a base rate equal to the higher of (1) the prime lending rate as set forth on the British Banking Association Telerate page 5 and (2) the federal funds effective rate from time to time plus 0.50%, plus a margin that ranges from 1.00% to 1.75% per annum, or (B) a “eurodollar rate” plus a margin that ranges from 2.00% to 2.75% per annum. The margin of the revolving credit line is determined by the consolidated net senior secured leverage ratio, as defined in the Amended Senior Secured Credit Facility.

Our obligations under the Amended Senior Secured Credit Facility are guaranteed by Cinemark Holdings and certain of our domestic subsidiaries and are secured by mortgages on certain fee and leasehold properties and security interests in substantially all of our and the guarantors’ personal property, including, without limitation, pledges of all of our capital stock, all of the capital stock of certain of our domestic subsidiaries and 65% of the voting stock of certain of our foreign subsidiaries.

The Amended Senior Secured Credit Facility contains usual and customary negative covenants for agreements of this type, including, but not limited to, restrictions on our ability, and in certain instances, our subsidiaries’ and Cinemark Holdings’ ability, to consolidate or merge or liquidate, wind up or dissolve; substantially change the nature of our business; sell, transfer or dispose of assets; create or incur indebtedness; create liens; pay dividends, and repurchase stock; and make capital expenditures and investments. If we have borrowings outstanding on the revolving credit line, we are required to satisfy a consolidated net senior secured leverage ratio covenant as determined in accordance with the Amended Senior Secured Credit Facility.

The dividend restriction contained in the Amended Senior Secured Credit Facility prevents us and any of our subsidiaries from paying a dividend or otherwise distributing cash to our stockholders unless (1) we are not in default, and the distribution would not cause us to be in default, under the Amended Senior Secured Credit Facility; and (2) the aggregate amount of certain dividends, distributions, investments, redemptions and capital expenditures made since December 18, 2012, including dividends declared by the board of directors, is less than the sum of (a) the aggregate amount of cash and cash equivalents received by Cinemark Holdings, Inc. or us as common equity since December 18, 2012, (b) our consolidated earnings before interest, tax, depreciation and amortization, or EBITDA, minus 1.75 times consolidated interest expense, each as defined in the Amended Senior Secured Credit Facility, and (c) certain other defined amounts. As of March 31, 2013, we could have distributed up to approximately $1,413.5 million to our parent company and sole stockholder, Cinemark Holdings, under the terms of the Amended Senior Secured Credit Facility, subject to available cash and other borrowing restrictions outlined in the credit agreement.

At March 31, 2013, there was $698.3 million outstanding under the term loan and no borrowings outstanding under the revolving credit line. We had $100.0 million in available borrowing capacity on the revolving credit line. The average interest rate on outstanding term loan borrowings under the Amended Senior Secured Credit Facility at March 31, 2013 was approximately 4.0% per annum.

5.125% Senior Notes

On December 18, 2012, we issued $400.0 million aggregate principal amount of the 5.125% Senior Notes at par value. A portion of the proceeds were used to refinance a portion of the former senior secured credit facility and the remainder was used to fund the purchase price for the acquisition of certain Rave theatres pursuant to an asset purchase agreement dated November 16, 2012 among Cinemark USA, Inc., Rave Cinemas, LLC, Rave Real Property Holdco, LLC and certain of its subsidiaries and RC Processing, LLC, and for general corporate purposes. Interest on the 5.125% Senior Notes is payable on June 15 and December 15 of each year, beginning June 15, 2013. The 5.125% Senior Notes mature on December 15, 2022.

The 5.125% Senior Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by our guarantors. The 5.125% Senior Notes and the guarantees are senior unsecured obligations and rank equally in right of payment with all of our and our guarantors’ existing and future senior unsecured debt, including the Exchange Notes, and senior in right of payment to all of our and our guarantors’ existing and future subordinated debt, including the senior subordinated notes. The 5.125% Senior Notes and the guarantees are effectively subordinated to all of our and our guarantors’ existing and future secured debt to the extent of the value of the assets securing such debt, including all borrowings under the Amended Senior Secured Credit Facility. The 5.125% Senior Notes and the guarantees are structurally subordinated to all existing and future debt and other liabilities of our subsidiaries (other than debt and other liabilities owed to us) that do not guarantee the 5.125% Senior Notes.

The indenture governing the 5.125% Senior Notes contains covenants that limit, among other things, our and certain of our subsidiaries’ ability to (1) make investments or other restricted payments, including paying dividends, making other distributions or repurchasing subordinated debt or equity, (2) incur additional indebtedness and issue preferred stock, (3) enter into transactions with affiliates, (4) enter new lines of business, (5) merge or consolidate with, or sell all or substantially all of its assets to, another person and (6) create liens. As of March 31, 2013, we could have distributed up to approximately $1,146.8 million to Cinemark Holdings under the terms of the indenture governing the 5.125% Senior Notes, subject to our available cash and other borrowing restrictions outlined in the indenture. Upon a change of control, as defined in the indenture, we would be required to make an offer to repurchase the 5.125% Senior Notes at a price equal to 101% of the aggregate principal amount outstanding plus accrued and unpaid interest, if any, through the date of repurchase.

The indenture governing the 5.125% Senior Notes allows us to incur additional indebtedness if we satisfy the coverage ratio specified in the indenture, after giving effect to the incurrence of the additional indebtedness, and in certain other circumstances. The required minimum coverage ratio is 2 to 1 and our actual ratio as of March 31, 2013 was approximately 5.3 to 1. Prior to December 15, 2017, we may redeem all or any part of the 5.125% Senior Notes at our option at 100% of the principal amount plus a make-whole premium. After December 15, 2017, we may redeem the 5.125% Senior Notes in whole or in part at redemption prices specified in the indenture governing the 5.125% Senior Notes. In addition, we may redeem up to 35% of the aggregate principal amount of the 5.125% Senior Notes with funds in an amount equal to the net proceeds of certain equity offerings at the redemption price specified in the indenture governing the 5.125% Senior Notes.

The indenture governing the 5.125% Senior Notes also provides for customary events of default that, if any of them occurs, would permit or require the principal of, and accrued interest on, the 5.125% Senior Notes to become or to be declared due and payable.

We and our guarantors filed a registration statement with the Commission on April 16, 2013, pursuant to which we offered to exchange the 5.125% Senior Notes for substantially similar 5.125% Senior Notes registered under the Securities Act. The registration statement was declared effective on April 24, 2013 and all of the notes were exchanged on May 24, 2013. The registered 5.125% Senior Notes issued in the exchange do not have transfer restrictions.

7.375% Senior Subordinated Notes

On June 3, 2011, we issued $200.0 million aggregate principal amount of the Senior Subordinated Notes at par value. The proceeds, after payment of fees, were primarily used to fund the prepayment of the remaining $157.2 million of our unextended portion of term loan debt under our former senior secured credit facility. Interest on the Senior Subordinated Notes is payable on June 15 and December 15 of each year. The Senior Subordinated Notes mature on June 15, 2021.

The Senior Subordinated Notes are fully and unconditionally guaranteed on a joint and several senior subordinated unsecured basis by our guarantors. The Senior Subordinated Notes and the guarantees are senior subordinated unsecured obligations and rank equally in right of payment with all of our and a guarantor’s future senior subordinated indebtedness; are subordinate in right of payment to all of our and a guarantor’s existing and future senior indebtedness, whether secured or unsecured, including our obligations under the Amended Senior Secured Credit Facility, the 5.125% Senior Notes and the Exchange Notes; and structurally subordinate to all existing and future indebtedness and other liabilities of our non-guarantor subsidiaries.

The indenture governing the Senior Subordinated Notes contains covenants that limit, among other things, our and certain of our subsidiaries’ ability to (1) make investments or other restricted payments, including paying dividends, making other distributions or repurchasing subordinated debt or equity, (2) incur additional indebtedness and issue preferred stock, (3) enter into transactions with affiliates, (4) enter new lines of business, (5) merge or consolidate with, or sell all or substantially all of our assets to, another person and (6) create liens. As of March 31, 2013, we could have distributed up to approximately $1,135.3 million to Cinemark Holdings under the terms of the indenture governing the Senior Subordinated Notes, subject to available cash and other borrowing restrictions outlined in the indenture. Upon a change of control, as defined in the indenture, we would be required to make an offer to repurchase the Senior Subordinated Notes at a price equal to 101% of the aggregate principal amount outstanding plus accrued and unpaid interest, if any, through the date of repurchase.

Prior to June 15, 2016, we may redeem all or any part of the Senior Subordinated Notes at our option at 100% of the principal amount plus a make-whole premium plus accrued and unpaid interest on the Senior Subordinated Notes to the date of redemption. After June 15, 2016, we may redeem the Senior Subordinated Notes in whole or in part at redemption prices specified in the indenture. In addition, prior to June 15, 2014, we may redeem up to 35% of the aggregate principal amount of the Senior Subordinated Notes from the net proceeds of certain equity offerings at the redemption price set forth in the indenture.

We and our guarantors filed a registration statement with the Commission on July 27, 2011, pursuant to which we offered to exchange the Senior Subordinated Notes for substantially similar Senior Subordinated Notes registered under the Securities Act. The registration statement was declared effective on August 4, 2011, and approximately $199.5 million of the notes were exchanged on September 7, 2011. The registered Senior Subordinated Notes issued in the exchange do not have transfer restrictions. Approximately $0.5 million of the notes were not exchanged as of March 31, 2013.

8.625% Senior Notes

On June 29, 2009, we issued $470.0 million aggregate principal amount of the 8.625% Senior Notes, with an original issue discount of $11.5 million, resulting in proceeds of approximately $458.5 million. The proceeds were primarily used to fund the repurchase of the then remaining outstanding $419.4 million aggregate principal amount at maturity of our former parent company’s, Cinemark, Inc.’s, 9.75% senior discount notes due 2014. Interest on the 8.625% Senior Notes was payable on June 15 and December 15 of each year. As of March 31, 2013, the carrying value of the 8.625% Senior Notes was $461.7 million.

On June 24, 2013, we completed a redemption of our 8.625% Senior Notes for approximately $528 million, which included the aggregate principal amount of the notes plus a make whole premium of approximately $56.6 million and accrued and unpaid interest up to the redemption date. The repurchase was funded with the net proceeds from the issuance of our Initial Notes.

4.875% Senior Notes

On May 24, 2013, we issued $530.0 million aggregate principal amount of the Initial Notes. The proceeds, together with cash on hand, were used to fund the redemption of the 8.625% Senior Notes. Interest is payable on June 1 and December 1 of each year, beginning December 1, 2013. The notes mature on June 1, 2023. See “Description of Exchange Notes.”

Covenant Compliance

As of March 31, 2013, we believe we were in full compliance with all agreements, including all related covenants, governing our outstanding debt.

Ratings

We are rated by nationally recognized rating agencies. The rating scales and methodologies used to derive individual ratings may vary from agency to agency. Credit ratings are issued by credit rating agencies based on evaluations of our ability to pay back our outstanding debt and the likelihood that we would default on that debt prior to its maturity. The credit ratings issued by the credit rating agencies represent the credit rating agency’s evaluation of both qualitative and quantitative information for our company. The credit ratings that are issued are based on the credit rating agency’s judgment and experience in determining what information should be considered in giving a rating to a particular company. Ratings are always subject to change and there can be no assurance that our current ratings will continue for any given period of time. A downgrade of our debt ratings, depending on the extent, could increase the cost to borrow funds. Below are our latest credit ratings, which were published by the respective agency as indicated below.

Category	Date Published	Moody’s	Standard and Poor’s
Cinemark USA, Inc. Amended Senior Secured Credit Facility	December 2012	Bal	BB+
Cinemark USA, Inc. 8.625% Senior Notes	December 2012	B2	BB-
Cinemark USA, Inc. 5.125% Senior Notes	December 2012	B2	BB-
Cinemark USA, Inc. 4.875% Senior Notes	May 2013	B2	BB-
Cinemark USA, Inc. 7.375% Senior Subordinated Notes	December 2012	B3	B

With respect to the ratings issued by Moody’s as noted above, Moody’s defines these ratings as follows:

•	‘Bal’—Obligations rated Ba are judged to be speculative and are subject to substantial credit risk. The Prime-1 rating indicates the issuer has a superior ability to repay short-term debt.

•	‘B2’—Obligations rated B are considered speculative and are subject to high credit risk. The Prime-2 portion of the rating indicates issuer has a strong ability to repay short-term debt.

•	‘B3’—Obligations rated B are considered speculative and are subject to high credit risk. The Prime-3 portion of the rating indicates issuer has an acceptable ability to repay short-term debt.

With respect to the ratings issued by Standard and Poor’s as noted above, Standard and Poor’s defines these ratings as follows:

•	‘B’—More vulnerable to adverse business, financial and economic conditions but currently has the capacity to meet financial commitments.

•	‘BB+’—Considered highest speculative grade by market participants.

•	‘BB-’—Less vulnerable in the near-term but faces major ongoing uncertainties to adverse business, financial and economic conditions.

Seasonality

Our revenues have historically been seasonal, coinciding with the timing of releases of motion pictures by the major distributors. Generally, the most successful motion pictures have been released during the summer, extending from May to mid-August, and during the holiday season, extending from early November through year-end. The unexpected emergence of a hit film during other periods can alter this seasonality trend. The timing of such film releases can have a significant effect on our results of operations, and the results of one quarter are not necessarily indicative of results for the next quarter or for the same period in the following year.

Quantitative and Qualitative Disclosures About Market Risk

We have exposure to financial market risks, including changes in interest rates and foreign currency exchange rates.

Interest Rate Risk

We are currently party to variable rate debt facilities. An increase or decrease in interest rates would affect our interest expense relating to our variable rate debt facilities. At March 31, 2013, there was an aggregate of approximately $248.3 million of variable rate debt outstanding under these facilities, which excludes $450.0 million of our term loan debt that is hedged with our interest rate swap agreements, as discussed below.

Based on the interest rates in effect on the variable rate debt outstanding at March 31, 2013, a 100 basis point increase in market interest rates would increase our annual interest expense by approximately $2.5 million.

All of our current interest rate swap agreements qualify for cash flow hedge accounting. The fair values of the interest rate swaps are recorded on our consolidated balance sheet as an asset or liability with the effective portion of the interest rate swaps’ gains or losses reported as a component of accumulated other comprehensive loss and the ineffective portion reported in earnings.

Below is a summary of our interest rate swap agreements as of March 31, 2013:

Nominal Amount (in millions)	Effective Date	Pay Rate	Receive Rate	Expiration Date
$175.0	December 2010	1.3975%	1-month LIBOR	September 2015
$175.0	December 2010	1.4000%	1-month LIBOR	September 2015
$100.0	November 2011	1.7150%	1-month LIBOR	April 2016

$450.0

The table below provides information about our fixed rate and variable rate long-term debt agreements as of March 31, 2013:

	Expected Maturity for the Twelve-Month Periods Ending March 31,								Average
	(in millions)								Interest
	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value	Rate
Fixed rate (1)(2)	$1.8	$—	$—	$—	$—	$1,520.0	$1,521.8	$1,599.0	6.3%
Variable rate	7.0	7.0	7.0	7.0	7.0	213.3	248.3	250.4	3.2%

Total debt	$8.8	$7.0	$7.0	$7.0	$7.0	$1,733.3	$1,770.1	$1,849.4

(1)	Includes $450.0 million of our term loan, which represents the debt hedged with the Company’s interest rate swap agreements in effect as of March 31, 2013 discussed above.
(5)

Includes the 8.625% Senior Notes in the aggregate principal amount of $470.0 million, excluding the discount of $8.3 million. The amounts presented do not reflect the redemption of the 8.625% Senior Notes or the issuance of the Initial Notes.

Foreign Currency Exchange Rate Risk

We are also exposed to market risk arising from changes in foreign currency exchange rates as a result of our international operations. Generally, we export from the U.S. certain of the equipment and construction interior finish items and other operating supplies used by our international subsidiaries. A majority of the revenues and operating expenses of our international subsidiaries are transacted in the country’s local currency. U.S. GAAP requires that our subsidiaries use the currency of the primary economic environment in which they operate as their functional currency. If our subsidiaries operate in a highly inflationary economy, U.S. GAAP requires that the U.S. dollar be used as the functional currency for the subsidiary. Currency fluctuations in the countries in which we operate result in us reporting exchange gains (losses) or foreign currency translation adjustments. Based upon our equity ownership in our international subsidiaries as of March 31, 2013, holding everything else constant, a 10% immediate, simultaneous, unfavorable change in all of the foreign currency exchange rates to which we are exposed, would decrease the aggregate net book value of our investments in our international subsidiaries by approximately $51.4 million and would decrease the aggregate net income of our international subsidiaries for the three months ended March 31, 2013 by approximately $1.3 million.

BUSINESS

Our Company

We, along with our subsidiaries, are a leader in the motion picture exhibition industry, with theatres in the United States, or U.S., Brazil, Mexico, Argentina, Chile, Colombia, Peru, Ecuador, Honduras, El Salvador, Nicaragua, Costa Rica, Panama and Guatemala. We also managed additional theatres in the U.S., Brazil and Colombia during the year ended December 31, 2012 and the three months ended March 31, 2013.

As of March 31, 2013, we managed our business under two reportable operating segments: U.S. markets and international markets. See Note 21 to the consolidated financial statements included elsewhere in this prospectus.

Our principal executive offices are at 3900 Dallas Parkway, Suite 500, Plano, Texas 75093. Our telephone number is (972) 665-1000. We maintain a corporate website at www.cinemark.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available on our website free of charge under the heading “About—Investor Relations—SEC Filings” as soon as practicable after such reports are filed or furnished electronically to the Commission.

Description of Business

We are a leader in the motion picture exhibition industry in terms of both attendance and the number of screens in operation. As of March 31, 2013, we operated 467 theatres and 5,259 screens in the U.S. and Latin America, and approximately 263.7 million patrons attended our theatres worldwide during the year ended December 31, 2012. Our circuit is the third largest in the U.S. with 298 theatres and 3,916 screens in 39 states as of March 31, 2013. We are the most geographically diverse circuit in Latin America with 169 theatres and 1,343 screens in 13 countries as of March 31, 2013.

We selectively build or acquire new theatres in markets where we can establish and maintain a strong market position. We believe our portfolio of modern theatres provides a preferred destination for moviegoers and contributes to our solid cash flows from operating activities. Our significant presence in the United States and Latin America has made us an important distribution channel for movie studios, particularly as they look to capitalize on the expanding worldwide box office. Our market leadership is attributable in large part to our senior executives, whose years of industry experience range from 16 to 54 years and who have successfully navigated us through many industry and economic cycles.

Revenues, operating income and net income attributable to Cinemark USA, Inc. for the year ended December 31, 2012 were $2,473.5 million, $385.9 million and $170.3 million, respectively, and were $547.8 million, $66.2 million and $32.9 million, respectively, for the three months ended March 31, 2013. At March 31, 2013, we had cash and cash equivalents of $723.8 million and long-term debt of $1,761.8 million. Approximately $248.3 million, or approximately 14%, of our total long-term debt accrues interest at variable rates and approximately $8.8 million of our long-term debt matures in the next 12 months.

Currently, 100% of our first-run domestic theatres are fully digital and we continue to convert our international theatres, which were approximately 43% digital as of March 31, 2013. Digital projection technology gives us greater flexibility in programming and facilitates the exhibition of live and pre-recorded alternative entertainment. We also continue to roll out our Cinemark XD Extreme Digital Cinema, or XD, which offers a premium experience auditorium concept utilizing large screens and the latest in digital projection and enhanced custom sound technologies. The XD experience includes wall-to-wall and ceiling-to-floor screens, wrap-around sound, plush seating and a maximum comfort entertainment environment for an intense sensory experience. We charge a premium price for the XD experience. The XD technology does not require special format movie prints, which allows us the flexibility to play any available digital print we choose, including 3-D content, in the XD auditorium. As of March 31, 2013, we had 120 XD auditoriums in our circuit and have plans to install 30 to 40 more XD auditoriums during the remainder of 2013.

During 2010, we introduced our NextGen concept, which features wall-to-wall and ceiling-to-floor screens and the latest digital projection and sound technologies in all of the auditoriums of a complex. These theatres generally also have an XD auditorium, which offers the wall-to-wall and ceiling-to-floor screen in a larger auditorium with enhanced sound and seating. Most of our future domestic theatres will incorporate this NextGen concept. As of March 31, 2013, 109 screens within nine theatres have the NextGen concept. Eight of these nine theatres also have an XD screen.

Motion Picture Exhibition Industry Overview

The motion picture exhibition industry began its conversion to digital projection technology during 2009. Digital projection technology allows filmmakers the ability to showcase imaginative works of art exactly as they were intended, with incredible realism and detail and in a range of up to 35 trillion colors. Digital features are not susceptible to scratching and fading; therefore digital presentations remain clear and sharp for every screening. A digitally produced or digitally converted movie can be distributed to theatres via satellite, physical media, or fiber optic networks. The digitized movie is stored on a computer/server which “serves” it to a digital projector for each screening of the movie and due to the format, enables us to more efficiently move titles between auditoriums within a theatre as demand increases or decreases for each title. In addition, the conversion to digital technology may reduce production and distribution costs as it will eliminate the need to produce and transport multiple film reels.

Digital projection also allows us to present 3-D content and alternative entertainment such as live and pre-recorded sports programs, concert events, the opera and other special presentations. Thirty-five films released during 2011 were available in 3-D format, 33 films were available in 3-D format during 2012 and at least 32 3-D films are currently expected to be released during 2013. Three-dimensional technology offers a premium experience with crisp, bright, ultra-realistic images that create an immersive film experience for the patron. A premium is charged for a 3-D presentation.

The motion picture exhibition industry is also developing a distribution network that would allow for distribution of all digital content to theatres via satellite. We are participating in a joint venture with certain exhibitors and distributors called Digital Cinema Distribution Coalition, whose goal is to establish this satellite distribution network.

Domestic Markets

The U.S. motion picture exhibition industry has a track record of long-term growth, with box office revenues growing at an estimated compound annual growth rate, or CAGR, of 1.7% from 2002 to 2012. Against this background of steady long-term growth, the exhibition industry has experienced periodic short-term increases and decreases in attendance, and consequently box office revenues. According to data published by MPAA, 2012 U.S. box office revenues were approximately $10.8 billion, an approximate 6% increase over 2011, and an all-time industry record.

The following table represents the results of a survey by MPAA published during March 2013, outlining the historical trends in U.S. box office performance for the ten year period from 2003 to 2012:

Year	U.S. Box Office Revenues ($ in billions)	Attendance (in billions)	Average Ticket Price
2003	$9.2	1.52	$6.03
2004	$9.3	1.50	$6.21
2005	$8.8	1.38	$6.41
2006	$9.2	1.40	$6.55
2007	$9.6	1.40	$6.88
2008	$9.6	1.34	$7.18
2009	$10.6	1.42	$7.50
2010	$10.6	1.34	$7.89
2011	$10.2	1.28	$7.93
2012	$10.8	1.36	$7.96

Films leading the box office during the year ended December 31, 2012 included The Avengers, The Dark Knight Rises, The Hunger Games, Skyfall, The Twilight Saga: Breaking Dawn Part 2, The Hobbit: An Unexpected Journey, Dr. Suess’ The Lorax, Madagascar 3: Europe’s Most Wanted, Men in Black 3, Taken 2, Snow White and the Huntsman, Safe House, The Vow, Brave, Prometheus, The Amazing Spider-Man, Ice Age: Continental Drift and The Bourne Legacy, among other films.

Films leading the box office during the three months ended March 31, 2013 included Oz: The Great and Powerful, Identify Thief, Silver Linings Playbook, Zero Dark Thirty, G.I. Joe: Retaliation, The Croods and Django Unchained. The film slate for the remainder of 2013 currently includes sequels such as The Hunger Games: Catching Fire, The Hobbit: The Desolation of Smaug, Iron Man 3, The Hangover 3, Monsters University, Despicable Me 2, Star Trek Into Darkness and Fast & Furious 6 and highly anticipated original titles such as Man of Steel, Oblivion, Pacific Rim, Lone Ranger and World War Z, among other films.

International Markets

International box office revenues continue to grow. According to MPAA, international box office revenues were $23.9 billion for the year ended December 31, 2012, which is a result of strong economies, ticket price increases and new theatre construction. According to MPAA, Latin American box office revenues were $2.8 billion for the year ended December 31, 2012, representing a 6% increase from 2011.

Growth in Latin America is expected to continue to be fueled by a combination of robust economies, growing populations, an emerging middle class, attractive demographics (i.e., a significant teenage population), substantial retail development, and quality product from Hollywood, including an increasing number of 3-D films. In many Latin American countries including, Brazil, Argentina, Mexico, Colombia and Chile, successful local film product can also provide incremental box office growth opportunities.

We believe many international markets for theatrical exhibition have historically been underserved and that certain of these markets, especially those in Latin America, will continue to experience growth as additional modern stadium-styled theatres are introduced, film product offerings continue to expand and the local economies continue to grow.

Drivers of Continued Industry Success

We believe the following market trends will drive the continued growth and strength of our industry:

Importance of Theatrical Success in Establishing Movie Brands and Subsequent Markets. Theatrical exhibition is the primary distribution channel for new motion picture releases. A successful theatrical release which “brands” a film is one of the major factors in determining its success in “downstream” markets, such as digital downloads, DVDs, network and syndicated television, video on-demand, pay-per-view television and the Internet.

Increased Importance of International Markets for Box Office Success. International markets continue to be an increasingly important component of the overall box office revenues generated by Hollywood films, accounting for $23.9 billion, or approximately 69% of 2012 total worldwide box office revenues according to MPAA. With the continued growth of the international motion picture exhibition industry, we believe the relative contribution of markets outside North America will become even more significant. Many of the top U.S. films released recently also performed exceptionally well in international markets. Such films included The Avengers, which grossed approximately $892.3 million in international markets, or 59% of its worldwide box office, Ice Age: Continental Drift, which grossed approximately $716.1 million in international markets, or 82% of its worldwide box office, and Skyfall, which grossed approximately $726.4 million in international markets, or 71% of its worldwide box office.

Stable Long-Term Attendance Trends. We believe that long-term trends in motion picture attendance in the U.S. will continue to benefit the industry. Even during the recent recessionary period, attendance levels remained stable as consumers selected the theatre as a preferred value for their discretionary income. With the motion picture exhibition industry’s transition to digital projection technology, the products offered by motion picture exhibitors continue to expand, attracting a broader base of patrons.

Convenient and Affordable Form of Out-Of-Home Entertainment. Movie-going continues to be one of the most convenient and affordable forms of out-of-home entertainment, with an estimated average ticket price in the U.S. of $7.96 in 2012. Average prices in 2012 for other forms of out-of-home entertainment in the U.S., including sporting events and theme parks, range from approximately $27.00 to $78.00 per ticket according to MPAA.

Innovation with Digital Technology. Our industry began its conversion to digital projection technology during 2009, which has allowed exhibitors to expand their product offerings. Digital projection allows the presentation of 3-D content and alternative entertainment such as live and pre-recorded sports programs, concert events, the opera and other special presentations. These additional programming alternatives may expand the industry’s customer base and increase patronage for exhibitors.

Competitive Strengths

We believe the following strengths allow us to compete effectively:

Disciplined Operating Philosophy. We generated operating income and net income attributable to Cinemark USA, Inc. of $385.9 million and $170.3 million, respectively, for the year ended December 31, 2012 and $66.2 million and $32.9 million, respectively, for the three months ended March 31, 2013. Our solid operating performance is a result of our disciplined operating philosophy that centers on building high quality assets, while negotiating favorable theatre level economics, controlling operating costs and effectively reacting to economic and market changes.

Leading Position in Our U.S. Markets. We have a leading market share in the U.S. metropolitan and suburban markets we serve. For the year ended December 31, 2012, we ranked either first or second based on box office revenues in 24 out of our top 30 U.S. markets, including the San Francisco Bay Area, Dallas, Houston, Salt Lake City and Sacramento.

Strategically Located in Heavily Populated Latin American Markets. Since 1993, we have invested throughout Latin America in response to the continued growth of the region. As of March 31, 2013, we operated 169 theatres and 1,343 screens in 13 countries. Our international screens generated revenues of $777.7 million, or 31.4% of our total revenues, for the year ended December 31, 2012. We have successfully established a significant presence in major cities in the region, with theatres in 14 of the 15 largest metropolitan areas. We are the largest exhibitor in Brazil and Argentina. Our geographic diversity makes us an important distribution channel to the movie studios. As of March 31, 2013, approximately 88% of our international first-run screens offered stadium seating. We are well-positioned with our modern, large-format theatres to take advantage of these factors for further growth and diversification of our revenues.

State-of-the-Art Theatre Circuit. We offer state-of-the-art theatres, which we believe makes our theatres a preferred destination for moviegoers in our markets. During 2012, we increased the size of our circuit by adding 129 new state-of-the-art screens worldwide, while closing 41 screens. During the three months ended March 31, 2013, we added two theatres and 19 screens. As of March 31, 2013, we had commitments to open 292 additional new screens over the next three years. We have installed digital projection technology in 100% of our U.S. first-run auditoriums and approximately 43% of our international auditoriums, with plans to install digital projection technology in 100% of our international auditoriums. As of March 31, 2013, approximately 51% of our U.S. screens and 40% of our international screens were 3-D compatible. We also have eight digital IMAX screens. As of March 31, 2013, we had 120 XD auditoriums in our theatres and have plans to install 30 to 40 additional XD auditoriums during the remainder of 2013. Our new NextGen theatre concept provides further credence to our commitment to provide a continuing state-of-the-art movie-viewing experience to our patrons.

Solid Balance Sheet with Significant Cash Flow from Operating Activities. We generate significant cash flow from operating activities as a result of several factors, including a geographically diverse and modern theatre circuit and management’s ability to control costs and effectively react to economic and market changes. Additionally, owning land and buildings for 41 of our theatres is a strategic advantage that enhances our cash flows. We believe our expected level of cash flow generation will provide us with the financial flexibility to continue to pursue growth opportunities, support our debt payments and continue to make dividend payments to our stockholders. In addition, as of March 31, 2013, we owned approximately 18.7 million units of National CineMedia, LLC, or NCM, which are convertible into shares of National CineMedia, Inc.’s common stock and owned approximately 1.2 million shares of RealD Inc., or RealD, both of which offer us an additional source of cash flows. As of March 31, 2013, we had cash and cash equivalents of $723.8 million.

Experienced Management. Led by Chairman and founder Lee Roy Mitchell, Chief Executive Officer, President and Chief Operating Officer Timothy Warner, Chief Financial Officer Robert Copple and President- International Valmir Fernandes, our management team has many years of theatre operating experience, ranging from 16 to 54 years, executing a focused strategy that has led to consistent operating results. This management team has successfully navigated us through many industry and economic cycles.

Our Strategy

We believe our disciplined operating philosophy and experienced management team will enable us to continue to enhance our leading position in the motion picture exhibition industry. Key components of our strategy include:

Establish and Maintain Leading Market Positions. We will continue to seek growth opportunities by building or acquiring modern theatres that meet our strategic, financial and demographic criteria. We focus on establishing and maintaining a leading position in the markets we currently serve. We also monitor economic and market trends to ensure we offer a broad range of products and prices that satisfy our patrons.

Continue to Focus on Operational Excellence. We will continue to focus on achieving operational excellence by controlling theatre operating costs and adequately training our staff while continuing to provide leading customer service. Our margins reflect our track record of operating efficiency.

Selectively Build in Profitable, Strategic Latin American Markets. Our continued international expansion will remain focused primarily on Latin America through construction of modern, state-of-the-art theatres in growing urban markets. As of March 31, 2013, we had commitments to build 12 new theatres with 76 screens during the remainder of 2013 and three new theatres with 23 screens subsequent to 2013, investing an additional $88 million in our Latin American markets. We also plan to install digital projection technology in all of our international auditoriums, which allows us to present 3-D and alternative content in these markets. As of March 31, 2013, approximately 40% of our international auditoriums were 3-D compatible. As of March 31, 2013, we had 45 of our proprietary XD auditoriums installed in our international theatres and have plans to install approximately 15 to 20 additional XD auditoriums internationally during the remainder of 2013.

Commitment to Digital Innovation. Our commitment to technological innovation has resulted in us being 100% digital in our U.S. first-run auditoriums as of March 31, 2013, approximately 51% of which are 3-D compatible. We also had 576 digital auditoriums in our international markets as of March 31, 2013, 539 of which are 3-D compatible. We are planning to convert 100% of our worldwide circuit to digital projection technology, approximately 40-50% of which will be 3-D compatible. We also plan to expand our XD auditorium footprint in various markets throughout the U.S. and in select international markets, which offers our patrons a premium movie-viewing experience.

Theatre Operations

As of March 31, 2013, we operated 467 theatres and 5,259 screens in 39 states and 13 Latin American countries. Our theatres in the U.S. are primarily located in mid-sized U.S. markets, including suburbs of major metropolitan areas. We believe these markets are generally less competitive and generate high, stable margins. Our theatres in Latin America are primarily located in major metropolitan markets, which we believe are generally underscreened. The following tables summarize the geographic locations of our theatre circuit as of March 31, 2013:

United States Theatres

State	Total Theatres	Total Screens
Texas	80	1,051
California	63	770
Ohio	19	213
Utah	16	203
Nevada	10	154
Illinois	9	128
Colorado	8	127
Oregon	7	102
Kentucky	7	87
Pennsylvania	6	95
Arizona	6	90
Oklahoma	6	71
Florida	5	98
Louisiana	5	74
Indiana	5	48
New Mexico	4	54
Virginia	4	54
North Carolina	4	41
Mississippi	3	41
Iowa	3	37
Arkansas	3	36
South Carolina	3	34
Washington	2	30

State	Total Theatres	Total Screens
Georgia	2	27
New York	2	27
South Dakota	2	26
West Virginia	2	22
Maryland	1	24
Kansas	1	20
Alaska	1	16
Michigan	1	16
New Jersey	1	16
Missouri	1	15
Massachusetts	1	15
Tennessee	1	14
Wisconsin	1	14
Delaware	1	10
Minnesota	1	8
Montana	1	8

Total	298	3,916

International Theatres

Country	Total Theatres	Total Screens
Brazil	58	471
Mexico	31	290
Argentina	20	178
Colombia	18	99
Central America(1)	14	96
Chile	13	101
Peru	10	76
Ecuador	5	32

Total	169	1,343

(1)	Includes Honduras, El Salvador, Nicaragua, Costa Rica, Panama and Guatemala.

We first entered Latin America when we began operating movie theatres in Chile in 1993 and Mexico in 1994. Since then, through our focused international strategy, we have developed into the most geographically diverse theatre circuit in the region. We have balanced our risk through a diversified international portfolio, currently operating theatres in 14 of the 15 largest metropolitan areas in Latin America. In addition, we have achieved significant scale in Brazil, where we are the largest exhibitor, with 471 screens as of March 31, 2013. We are also the largest exhibitor in Argentina.

We believe that certain markets within Latin America continue to be underserved as penetration of movie screens per capita in Latin American markets is substantially lower than in the U.S. and European markets. We intend to build and expand our presence in underserved international markets, with emphasis on Latin America, and fund our expansion primarily with cash flow generated in those markets. We are able to mitigate cash flow exposure to currency fluctuations by using local currencies to collect a majority of our revenues and fund a majority of the costs of our international operations. Our geographic diversity throughout Latin America has allowed us to maintain consistent revenue growth, notwithstanding currency and economic fluctuations that may affect any particular market. Our international revenues were approximately $777.7 million during 2012 compared to $696.1 million during 2011.

Film Licensing

In the domestic marketplace, our film department negotiates with film distributors, which are made up of the traditional major film companies, specialized and art divisions of some of these major film companies, and many other independent film distributors. The film distributors are responsible for determining film release dates, the related marketing campaigns and the expenditures related to marketing materials, television spots and other advertising outlets. The marketing campaign of each movie may include tours of the actors in the movies and coordination of articles and features about each movie. We are responsible for booking the films in negotiated film zones, which are either free zones or competitive zones. In free zones, movies can be booked without regard to the location of another exhibitor within that area. In competitive zones, the distributor allocates its movies generally based on demographics, the conditions, capacity and grossing potential of each theatre, and licensing terms. We are the sole exhibitor in approximately 91% of the 253 film zones in which our first run U.S. theatres operate. In film zones where there is no direct competition from other theatres, we select those films that we believe will be the most successful from those offered by film distributors.

Internationally, our local film personnel negotiate with local offices of major film distributors as well as local film distributors to license films for our international theatres. In the international marketplace, films are not allocated to a single theatre in a geographic film zone, but played by competitive theatres simultaneously. Our theatre personnel focus on providing excellent customer service, and we provide a modern facility with the most up-to-date sound systems, comfortable stadium style seating and other amenities typical of modern American-style multiplexes, which we believe gives us a competitive advantage in markets where competing theatres play the same films. Of the 1,343 screens we operate in international markets, approximately 80% have no direct competition from other theatres.

Our film rental fees in the U.S. are generally based on a film’s box office receipts and either mutually agreed upon firm terms, a sliding scale formula, or a mutually agreed upon settlement, subject to the film licensing agreement with the film distributor. Under a firm terms formula, we pay the distributor a mutually agreed upon specified percentage of box office receipts. Under a sliding scale formula, we pay a percentage of box office revenues using a pre-determined matrix that is based upon box office performance of the film. The settlement process allows for negotiation of film rental fees upon the conclusion of the film run based upon how the film performs. Internationally, our film rental fees are primarily based on mutually agreed upon firm terms that are based upon a specified percentage of box office receipts.

We regularly play art and independent films at many of our U.S. theatres, providing a variety of film choices to our patrons. Bringing art and independent films to our theatres allows us to benefit from the growth in the art and independent market driven by the more mature patron and increased interest in art, foreign and documentary films. High profile film festivals, such as the Sundance Film Festival, have contributed to interest in this genre. The performance of films such as Silver Linings Playbook, The Best Exotic Marigold Hotel and Moonrise Kingdom have demonstrated the box office potential of art and independent films.

Food and Beverage

Concession sales are our second largest revenue source, representing approximately 31% of total revenues. Concession sales have a much higher margin than admissions sales. We have devoted considerable management effort to increase concession sales and improve operating margins. These efforts include implementation of the following strategies:

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Optimization of product mix. We offer concession products that primarily include various sizes and types of popcorn, soft drinks, coffees, juices, candy and quickly-prepared food, such as hot dogs, nachos and ice cream. Different varieties and flavors of candy and drinks are offered at theatres based on preferences in that particular market. Our point of sale system allows us to monitor product sales and make changes to product mix when necessary, which also allows us to quickly take advantage of national as well as regional product launches. Specially priced combos and promotions are introduced on a regular basis to increase average concession purchases as well as to attract new buyers. We periodically offer our loyal patrons opportunities to receive a discount on certain products by offering reusable popcorn tubs and soft drink cups that can be refilled at a discount off the regular price.

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Staff training. Employees are continually trained in proper sales techniques. Consumer promotions conducted at the concession stand usually include a motivational element that rewards theatre staff for exceptional sales of certain promotional items.

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Theatre design. Our theatres are designed to optimize efficiencies at the concession stands, which include multiple service stations throughout a theatre to facilitate serving patrons in an expedited manner. We strategically place large concession stands within theatres to heighten visibility, reduce the length of concession lines, and improve traffic flow around the concession stands. We have self-service cafeteria-style concession areas in many of our domestic theatres, which allow customers to select their own refreshments and proceed to the cash register when they are ready. This design allows for efficient service, enhanced choices, impulse purchases and superior visibility of concession items. Concession designs in many of our new domestic theatres have incorporated the self-service model.

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Cost control. We negotiate prices for concession supplies directly with concession vendors and manufacturers to obtain volume rates. Concession supplies are distributed through a national distribution network. The concession distributor supplies and distributes inventory to the theatres, who place orders directly with the vendors to replenish stock. We conduct a weekly inventory of all concession products at each theatre to ensure proper stock levels are maintained for business.

Pre-Feature Screen Advertising

In our domestic markets, our theatres are part of the in-theatre digital network operated by NCM. NCM’s primary activities that impact our theatres include: advertising through its branded “First Look” pre-feature entertainment program, lobby promotions and displays, live and pre-recorded events; including concerts, sporting events and other non-film entertainment programming. We believe that the reach, scope and digital delivery capability of NCM’s network provides an effective platform for national, regional and local advertisers to reach an engaged audience. We receive a monthly theatre access fee for participation in the NCM network. In addition, we are entitled to receive mandatory quarterly distributions of excess cash from NCM. As of March 31, 2013, we had an approximate 16% ownership interest in NCM. See Note 4 to the consolidated financial statements included elsewhere in this prospectus.

In certain of our international markets, we outsource our screen advertising to local companies who have established relationships with local advertisers that provide similar benefits as NCM. The terms of our international screen advertising contracts vary by country. In some of these locations, we earn a percentage of the screen advertising revenues collected by our partners and in other locations we are paid a fixed annual fee for access to our screens, while at our other locations, our in-house marketing personnel handle screen advertising. During 2011, we took the screen advertising function in-house in Brazil, which is being handled by a wholly-owned subsidiary Flix Media Publicidade E Entretenimento, Ltda., or Flix Media. Our Flix Media marketing personnel work directly with local advertisers to generate screen advertising.

Conversion to Digital Projection Technology

The motion picture exhibition industry began its conversion to digital projection technology during 2009, the progress of which is discussed below.

Participation in Digital Cinema Implementation Partners

During 2007, we, AMC and Regal entered into a joint venture known as Digital Cinema Implementation Partners LLC, or DCIP, to facilitate the implementation of digital cinema in our U.S. theatres and to establish agreements with major motion picture studios for the financing of digital cinema. Digital cinema developments are managed by DCIP, subject to certain approvals by us, AMC and Regal with each of us having an equal voting interest in DCIP. DCIP’s wholly-owned subsidiary Kasima LLC, or Kasima, executed long-term deployment agreements with all of the major motion picture studios, under which Kasima receives a virtual print fee from such studios for each digital presentation. In accordance with these agreements, the digital projection systems deployed by Kasima comply with the technology and security specifications developed by the Digital Cinema Initiatives studio consortium. Kasima leases digital projection systems to us, AMC and Regal under master lease agreements that have an initial term of 12 years.

On March 10, 2010, we signed a master lease agreement and other related agreements with Kasima. Upon signing these agreements, we contributed cash and the majority of our existing U.S. digital projection systems to DCIP. Subsequently during 2010 and 2011, we sold additional U.S. digital projection systems to DCIP. As of March 31, 2013, we had a 33% voting interest in DCIP and a 24.3% economic interest in DCIP. As of March 31, 2013, 95% of our 3,916 U.S. auditoriums were digital, 3,515 of which are leased from Kasima and 1,981 of which are capable of exhibiting 3-D content.

International Markets

In our international markets, we continue to convert our auditoriums to digital projection technology. The digital projection systems we deploy are generally funded with operating cash flows generated by each international country. As of March 31, 2013, we had 576 digital auditoriums in our international markets, 539 of which are capable of exhibiting 3-D content. Similar to our domestic markets, we expect to install digital projection systems in all of our international auditoriums.

Digital Cinema Distribution Coalition

We are participating in a joint venture with Regal, AMC and certain distributors called Digital Cinema Distribution Coalition, whose goal is to seamlessly distribute all digital content to theatres via satellite. Certain of the related agreements are in negotiation, however, we are currently testing equipment to be used for satellite distribution. The new distribution network will not only change how content is delivered to theatre sites but also enrich alternative product availability, such as live sports, concerts, and opera.

Marketing

In the U.S., we rely on Internet advertising and also newspaper directory film schedules. Radio and television advertising spots are used to promote certain motion pictures and special events. We exhibit previews of coming attractions and films we are currently playing as part of our pre-feature program. We offer patrons access to movie times, the ability to buy and print their tickets at home and purchase gift cards at our website www.cinemark.com. Customers subscribing to our weekly email receive targeted information about current and upcoming films at their preferred Cinemark theatre(s), including details about advanced ticket sales, special events, concerts and live broadcasts; as well as contests, promotions, and exclusive coupons for concession savings. We partner with film distributors to use monthly web contests to drive traffic to our website and to ensure that customers visit often. In addition, we work with all of the film distributors on a regular basis to promote their films with local, regional and national programs that are exclusive to our theatres. These programs may involve customer contests, cross-promotions with the media and third parties and other means to increase patronage for a particular film showing at one of our theatres. We also have smart phone and tablet applications that allow patrons to find theatres, check showtimes and purchase tickets.

Internationally, we exhibit upcoming and current film previews on-screen, partner with film distributors for certain promotions and advertise our new locations through various forms of media and events. We partner with large multi-national corporations in the large metropolitan areas in which we have theatres to promote our brand and image as well as increase attendance levels at our theatres. Our customers are encouraged to register on our website to receive weekly information by email for showtime information, invitations to special screenings, sponsored events and promotional information. In addition, our customers can request to receive showtime information on their cell phones. We also have loyalty programs in some of our international markets that allow customers to pay a nominal fee for a membership card that provides them with certain admissions and concession discounts. In addition, we have introduced an iPhone application in Brazil. The application allows consumers to check showtimes and purchase tickets for our Brazil theatres.

Our domestic and international marketing departments also focus on maximizing ancillary revenue, which includes the sale of our gift cards and our SuperSaver discount tickets. We market these programs to such business representatives as realtors, human resource managers, incentive program managers and hospital and pharmaceutical personnel. Gift cards can be purchased for certain of our locations at our theatres or online through our website, www.cinemark.com. SuperSavers are also sold online at www.cinemark.com or via phone, fax or email by our local corporate offices and are also available at certain retailers in the U.S.

We recently created a new offering to our patrons called “CineMode”. CineMode is an exclusive feature we offer with our smart phone and tablet applications that allows patrons the opportunity to earn rewards while being courteous during the show. Our innovative technology was designed to address texting and other cell phone distractions, which is the number one complaint of movie-goers. While in CineMode, the smart phone screen is automatically dimmed and patrons are prompted to silence their volume. If CineMode is enabled for the duration of the movie, patrons are rewarded with exclusive digital rewards and offers that can be used at their next visit to Cinemark. CineMode facilitates contact with our patrons and this initiative provides an opportunity for us to further improve our relationships with the studios and our vendors via couponing and promotions, such as discounted digital downloads. To date, more than two million patrons have already downloaded CineMode.

Online and Mobile Sales

Our patrons may purchase advance tickets for all of our domestic screens and a majority of our international screens by accessing our corporate website at www.cinemark.com. Advance tickets may also be purchased for our domestic screens at www.fandango.com. Our mobile phone and tablet applications also offer patrons the ability to purchase tickets. Our Internet initiatives help improve customer satisfaction, allowing patrons who purchase tickets over the Internet to bypass lines at the box office by printing their tickets at home, picking up their tickets at kiosks located at the theatre, or scanning a barcode confirmation from their mobile device at the usher stand.

Point of Sale Systems

We have developed our own proprietary point of sale system to enhance our ability to maximize revenues, control costs and efficiently manage operations. The system is currently installed in all of our U.S. theatres. The point of sale system provides corporate management with real-time admissions and concession revenues data and reports to allow for timely changes to movie schedules, including extending film runs, increasing the number of screens on which successful movies are being played, or substituting films when gross receipts do not meet expectations. Real-time seating, as well as reserved seating, and box office information is available to box office personnel, preventing overselling of a particular film and providing faster and more accurate responses to customer inquiries regarding showtimes and available seating. The system tracks concession sales by product, provides in-theatre inventory reports for efficient inventory management and control, offers numerous ticket pricing options, connects with digital concession signage for real-time pricing modifications, integrates Internet ticket sales and processes credit card transactions. Barcode scanners, pole displays, touch screens, credit card readers and other equipment are integrated with the system to enhance its functionality and provide print-at-home and mobile ticketing. In our international locations, we currently use other point of sale systems that have been developed by third parties, which have been certified as compliant with applicable governmental regulations and provide generally the same capabilities as our proprietary point of sale system.

Competition

We are one of the leaders in the motion picture exhibition industry. We compete against local, regional, national and international exhibitors with respect to attracting patrons, licensing films and developing new theatre sites. Our primary domestic competitors include Regal, AMC and Carmike Cinemas, Inc. and our primary international competitors, which vary by country, include Cinepolis, Cinemex and National Amusements.

We are the sole exhibitor in approximately 91% of the 253 film zones in which our first run U.S. theatres operate. In film zones where there is no direct competition from other theatres, we select those films that we believe will be the most successful from those offered to us by film distributors. Where there is competition, the distributor allocates their movies generally based on demographics, the conditions, capacity and grossing potential of each theatre, and licensing terms. Of the 1,343 screens we operate outside of the U.S., approximately 80% of those screens have no direct competition from other theatres. In areas where we face direct competition, our success in attracting patrons depends on location, theatre capacity, quality of projection and sound equipment, film showtime availability, customer service quality, and ticket prices.

We compete for new theatre sites with other movie theatre exhibitors as well as other entertainment venues. Securing a potential site depends upon factors such as committed investment and resources, theatre design and capacity, revenue and patron potential, and financial stability.

We also face competition from a number of other motion picture exhibition delivery systems, such as digital downloads, DVDs, network and syndicated television, video on-demand, pay-per-view television and the Internet. We also face competition from other forms of entertainment competing for the public’s leisure time and disposable income, such as concerts, theme parks and sporting events.

Seasonality

Our revenues have historically been seasonal, coinciding with the timing of releases of motion pictures by the major distributors. Generally, the most successful motion pictures have been released during the summer, extending from May to mid-August, and during the holiday season, extending from early November through year-end. The unexpected emergence of a hit film during other periods can alter this seasonality trend. The timing of such film releases can have a significant effect on our results of operations, and the results of one quarter are not necessarily indicative of results for the next quarter or for the same period in the following year.

Corporate Operations

Our corporate headquarters is located in Plano, Texas. Personnel at our corporate headquarters provide oversight for our domestic and international theatres. Personnel at our corporate headquarters include our executive team and department heads in charge of film licensing, food and beverage, theatre operations, theatre construction and maintenance, real estate, human resources, marketing, legal, finance and accounting, audit and information systems support. Our U.S. operations are divided into sixteen regions, primarily organized geographically, each of which is headed by a region leader. We have eight regional offices in Latin America responsible for the local management of theatres in 13 individual countries (Honduras, El Salvador, Nicaragua, Costa Rica, Panama and Guatemala are operated out of one Central American regional office). Each regional office is headed by a general manager and includes personnel in film licensing, marketing, human resources, information systems, operations and accounting. We have a chief financial officer in Brazil, Mexico and Argentina, which are our three largest international markets. The regional offices are staffed with experienced personnel from the region to mitigate cultural and operational barriers.

Employees

We have approximately 13,500 employees in the U.S., approximately 10% of whom are full time employees and 90% of whom are part time employees. We have approximately 9,000 employees in our international markets, approximately 58% of whom are full time employees and approximately 42% of whom are part time employees. Some of our international locations are subject to union regulations. We regard our relations with our employees to be satisfactory.

Regulations

The distribution of motion pictures is largely regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. The manner in which we can license films from certain major film distributors is subject to consent decrees resulting from these cases. Consent decrees bind certain major film distributors and require the films of such distributors to be offered and licensed to exhibitors, including us, on a theatre-by-theatre and film-by-film basis. Consequently, exhibitors cannot enter into long-term arrangements with major distributors, but must negotiate for licenses on a theatre-by-theatre and film-by-film basis.

We are subject to various general regulations applicable to our operations including the Americans with Disabilities Act of 1990, or the ADA. We develop new theatres to be accessible to the disabled and we believe we are substantially compliant with current regulations relating to accommodating the disabled. Although we believe that our theatres comply with the ADA, we have been a party to lawsuits that claim that our handicapped seating arrangements do not comply with the ADA or that we are required to provide closed captioning for patrons who are deaf or are severely hearing impaired and descriptive devices for patrons who are blind.

Our theatre operations are also subject to federal, state and local laws governing such matters as wages, working conditions, citizenship, health and sanitation requirements and various business licensing and permitting.

Financial Information About Geographic Areas

We currently have operations in the U.S., Brazil, Mexico, Argentina, Chile, Colombia, Peru, Ecuador, Honduras, El Salvador, Nicaragua, Costa Rica, Panama and Guatemala, which are reflected in the consolidated financial statements. See Note 21 to the consolidated financial statements included elsewhere in this prospectus for segment information and financial information by geographic area.

Properties

United States

As of March 31, 2013, in the U.S., we operated 257 theatres with 3,329 screens pursuant to leases and own the land and building for 41 theatres with 587 screens. Our leases are generally entered into on a long-term basis with terms, including optional renewal periods, generally ranging from 20 to 45 years. As of March 31, 2013, approximately 10% of our theatre leases in the U.S., covering 25 theatres with 189 screens, have remaining terms, including optional renewal periods, of less than six years. Approximately 10% of our theatre leases in the U.S., covering 27 theatres with 228 screens, have remaining terms, including optional renewal periods, of between six and 15 years and approximately 80% of our theatre leases in the U.S., covering 205 theatres with 2,912 screens, have remaining terms, including optional renewal periods, of more than 15 years. The leases generally provide for a fixed monthly minimum rent payment, with certain leases also subject to additional percentage rent if a target annual revenue level is achieved. We lease an office building in Plano, Texas for our corporate headquarters. We also lease office space in Frisco, Texas for our theatre support group.

International

As of March 31, 2013, internationally, we operated 169 theatres with 1,343 screens, all of which are leased. Our international leases are generally entered into on a long term basis with terms, including optional renewal periods, generally ranging from 5 to 40 years. The leases generally provide for contingent rental based upon operating results with an annual minimum. As of March 31, 2013, approximately 8% of our international theatre leases, covering 13 theatres with 114 screens, have remaining terms, including optional renewal periods, of less than six years. Approximately 40% of our international theatre leases, covering 67 theatres and 553 screens, have remaining terms, including optional renewal periods, of between six and 15 years and approximately 52% of our international theatre leases, covering 89 theatres and 676 screens, have remaining terms, including optional renewal periods, of more than 15 years. We also lease office space in eight regions in Latin America for our local management.

See Note 20 to the consolidated financial statements included elsewhere in this prospectus for information regarding our minimum lease commitments. We periodically review the profitability of each of our theatres, particularly those whose lease terms are nearing expiration, to determine whether to continue its operations.

Legal Proceedings

From time to time, we are involved in other various legal proceedings arising from the ordinary course of our business operations, such as personal injury claims, employment matters, landlord-tenant disputes, patent claims and contractual disputes, some of which are covered by insurance or by indemnification from vendors. We believe our potential liability, with respect to these types of proceedings currently pending, is not material, individually or in the aggregate, to our financial position, results of operations and cash flows.

MANAGEMENT

Executive Officers

Set forth below is the name, age, position and a brief account of the business experience of our executive officers and certain other officers:

Name	Age	Position
Lee Roy Mitchell	76	Chairman of the Board; Director
Tim Warner	68	Chief Executive Officer; President; Chief Operating Officer; Director
Robert Copple	54	Chief Financial Officer; Executive Vice President; Treasurer; Assistant Secretary; Director
Valmir Fernandes	52	President-Cinemark International, L.L.C.
Michael Cavalier	46	Senior Vice President-General Counsel and Secretary
Tom Owens	56	Senior Vice President-Real Estate
Steve Bunnell	53	Senior Vice President-Global Content Programming

Lee Roy Mitchell has served as Chairman of the Board since March 1996 and as a director since our inception in 1987. Mr. Mitchell served as our Chief Executive Officer from our inception until December 2006. Mr. Mitchell was Vice Chairman of the Board from March 1993 until March 1996 and was President from our inception in 1987 until March 1993. Mr. Mitchell currently serves on the board of directors of NCM, Inc. Mr. Mitchell is the husband of Tandy Mitchell, an employee of the Company, and the brother-in-law of Walter Hebert, III, the Senior Vice President—Purchasing of the Company.

Tim Warner has served as the Chief Executive Officer since February 15, 2012 upon the retirement of Alan W. Stock. Mr. Warner served as President and Chief Operating Officer since December 2006, as Senior Vice President from May 2002 until December 2006, and as a director since March 2009, and served as President of Cinemark International, L.L.C. from August 1996 until December 2006.

Robert Copple has served as Executive Vice President since January 2007, as Senior Vice President, Treasurer, Chief Financial Officer and Assistant Secretary since August 2000 and also served as a director from September 2001 until April 2004 and again from March 2009 to present. Mr. Copple was acting Chief Financial Officer from March 2000 until August 2000. From August 1997 until March 2000, Mr. Copple was President of PB A Development, Inc., an investment management and venture capital company controlled by Mr. Mitchell. From June 1993 until July 1997, Mr. Copple was Director of Finance of the Company. Prior to joining the Company, Mr. Copple was a Senior Manager with Deloitte & Touche, LLP, where he was employed from 1982 until 1993.

Valmir Fernandes has served as President of Cinemark International, L.L.C. since March 2007. From 1996 until March 2007, Mr. Fernandes was the General Manager of Cinemark Brasil S.A.

Michael Cavalier has served as Senior Vice President-General Counsel since January 2006, as Vice President-General Counsel from August 1999 to January 2006, as Assistant Secretary from May 2001 until December 2003 and as Secretary since December 2003. From July 1997 until July 1999, Mr. Cavalier was General Counsel of the Company and from July 1993 until July 1997 was Associate General Counsel.

Tom Owens has served as Senior Vice President-Real Estate since January 2007, as Vice President-Development from December 2003 to January 2007 and as Director of Real Estate from April 2002 to December 2003. From 1998 until April 2001, Mr. Owens was President of NRE, a company he founded that specialized in the development and financing of motion picture theatres. From 1996 until 1998, Mr. Owens served as President of Silver Cinemas International, Inc., a motion picture exhibitor. From 1993 until 1996, Mr. Owens served as our Vice President-Development.

Steve Bunnell has served as Senior Vice President-Film Licensing since May 2009. From March 2006 until May 2009, Mr. Bunnell was the Chairman of Distribution of The Weinstein Company, an independent film studio. From May 1993 until February 2006, Mr. Bunnell was the Senior Vice President and Head Film Buyer of Loews Cineplex Entertainment, the oldest theatre chain in North America until its merger with AMC in 2006.

Composition of the Board of Directors

Our board of directors consists of three members. The individuals currently serving on the board are Lee Roy Mitchell, Tim Warner and Robert Copple. The Chairman of the Board is Lee Roy Mitchell. Our board of directors is elected annually, and each director holds office for a one-year term. Our directors receive no additional compensation for their service as directors.

The Company does not have a standing audit committee, nominating and corporate governance committee or compensation committee; however, such functions are conducted by committees of the Cinemark Holdings board of directors, or the Holdings Board.

Cinemark Holdings Directors

The Holdings Board is currently comprised of ten members. Cinemark Holdings’ Second Amended and Restated Certificate of Incorporation provides that the Holdings Board consists of three classes of directors, designated as Class I, Class II and Class III, and the members of each class are elected to serve a three-year term, with the terms of office of each class ending in successive years. On April 9, 2007, immediately prior to Cinemark Holdings’ initial public offering, it entered into a director nomination agreement, or the Director Nomination Agreement, with certain stockholders permitting those certain stockholders to designate persons for appointment or nomination for election to the Holdings Board. Pursuant to the Director Nomination Agreement, Madison Dearborn Capital Partners IV, L.P. or MDCP, had the right to designate five nominees to the Holdings Board, the Mitchell Investors (as defined in the Director Nomination Agreement) have the right to designate two nominees to the Holdings Board, Syufy Enterprises, LP, or Syufy Enterprises, had the right to designate one nominee to the Holdings Board and the Quadrangle Investors (as defined in the Director Nomination Agreement) had the right to designate one nominee to the Holdings Board. Currently, only the Mitchell Investors have a right to designate two nominees to the Holdings Board pursuant to the Director Nomination Agreement and Mr. Lee Roy Mitchell and Mr. Carlos Sepulveda are currently the directors nominated by the Mitchell Investors. MDCP, Syufy Enterprises and Quadrangle Investors no longer have any beneficial ownership in Cinemark Holdings’ common stock and therefore no nominees to the Holdings Board. However, Mr. Benjamin Chereskin and Mr. Vahe Dombalagian (former nominees of MDCP), Mr. Peter Ezersky (former nominee of Quadrangle Investors) and Mr. Ray Syufy (former nominee of Syufy Enterprises) are continuing as directors subject to their re-election upon the expiry of their terms.

Set forth below is the name, age, position and a brief account of the business experience of the directors of Cinemark Holdings:

Name	Age
Lee Roy Mitchell	76	Chairman of the Board; Director
Benjamin D. Chereskin	54	Director
Vahe A. Dombalagian	39	Director
Peter R. Ezersky	52	Director
Steven P. Rosenberg	54	Director
Enrique F. Senior	69	Director
Carlos M. Sepulveda	56	Director
Donald G. Soderquist	79	Director
Roger T. Staubach	71	Director
Raymond W. Syufy	50	Director

Lee Roy Mitchell is the founder of the Company. He has served as Chairman of the Board since March 1996 and as a director since our inception in 1987. Mr. Mitchell served as our Chief Executive Officer from our inception in 1987 until December 2006. Mr. Mitchell was Vice Chairman of the Board from March 1993 until March 1996 and was President from our inception in 1987 until March 1993. Mr. Mitchell currently serves on the board of directors of NCM, Inc. and was on the board of directors of Texas Capital Bancshares, Inc. from which he resigned in 2011. Mr. Mitchell is the brother-in-law of Walter Hebert, III, a Senior Vice-President of the Company.

Benjamin D. Chereskin has served as a director since April 2004 and is the Chairman of the Nominating and Corporate Governance Committee and the Compensation Committee of the Holdings Board. Mr. Chereskin is President of Profile Management LLC, or Profile Management, an investment management firm which he founded in October 2009. Prior to founding Profile Management, Mr. Chereskin was a Managing Director and Member of Madison Dearborn Partners, or MDP, a private equity investment firm and an affiliate of MDCP, from 1993 until October 2009, having co-founded the firm in 1993. Prior to co-founding MDP, Mr. Chereskin was with First Chicago Venture Capital for nine years.

Vahe A. Dombalagian has served as a director since April 2004 and is a member of the Nominating and Corporate Governance Committee and the Compensation Committee of the Holdings Board. Mr. Dombalagian is a Managing Director of MDP. He has been with MDP since July 2001. Prior to joining MDP, Mr. Dombalagian was with Texas Pacific Group and Bear, Stearns & Co., Inc. Mr. Dombalagian was a member of the board of directors of TransUnion Corp. from June 2010 to April 2012.

Peter R. Ezersky has served as a director since December 2004 and is a member of the Audit Committee of the Holdings Board. Since 2000, Mr. Ezersky has been the Managing Principal of Quadrangle Group LLC, or the Quadrangle Group, a private equity firm, focused on the firm’s media and communications business. Prior to the formation of the Quadrangle Group in March 2000, Mr. Ezersky was a Managing Director of Lazard Freres & Co. LLC and headed the firm’s worldwide Media and Communications Group. Mr. Ezersky currently serves on the board of directors of Dice Holdings, Inc. and its compensation committee and nominating and corporate governance committee and was on the board of directors of Protection One, Inc. from October 2009 to June 2010.

Stephen P. Rosenberg has served as a director since April 2008 and is a member of the Audit Committee of the Holdings Board. Mr. Rosenberg is the President of SPR Ventures Inc., a private investment firm he founded in 1997, and has been the President of SPR Packaging LLC, a manufacturer of flexible packaging, since 2006. From 1992 until 1997, Mr. Rosenberg was the President of the Arrow division of ConAgra, Inc., a leading manufacturer of grocery products. Mr. Rosenberg currently serves on the board of directors of Texas Capital Bancshares, Inc. and PRGX Global, Inc.

Enrique F. Senior has served as a director since April 2004. Mr. Senior is a Managing Director of Allen & Company LLC, a boutique investment bank, and has been employed by the firm since 1972. He has served as a financial advisor to several corporations including Coca-Cola Company, General Electric, CapCities/ABC, Columbia Pictures and QVC Networks.

Carlos Sepulveda has served as a director since June 2007. He is the Chairman of the Audit Committee of the Holdings Board and is designated as the Audit Committee financial expert. Mr. Sepulveda has been the President and Chief Executive Officer of Interstate Battery System International, Inc., or Interstate Battery, a seller of automotive and commercial batteries, since March 2004 and was its Executive Vice President from 1995 until 2004. Mr. Sepulveda has resigned as the President and Chief Executive Officer of Interstate Battery effective May 1, 2013, after which he will become the Executive Chairman of the Board of Triumph Bancorp, Inc., a bank holding company with interests in wholesale banking, commercial finance and real estate investments. Prior to joining Interstate Battery in 1990, Mr. Sepulveda was an audit partner with the accounting firm of KPMG Peat Marwick in Austin, New York and San Francisco for 11 years. Effective April 11, 2013, Mr. Sepulveda has been appointed to the board of directors of Matador Resources Company.

Donald G. Soderquist has served as a director since June 2007. Since 2001, he has been a motivational speaker and business counselor for OnCourse, LLC, a financial planning and investment advisory firm. Mr. Soderquist was with Wal-Mart Stores, Inc., the world’s largest retailer, from 1980 until 2002 in various capacities, including Senior Vice Chairman and Chief Operating Officer.

Roger T. Staubach has served as a director since June 2007. Since July 2008, Mr. Staubach has been the Executive Chairman, Americas, of Jones Lang LaSalle, a financial and professional services firm specializing in commercial real estate services and investment management. Prior to joining Jones Lang LaSalle, Mr. Staubach was the Chairman and Chief Executive Officer of The Staubach Company, a global commercial real estate strategy and services firm, from 1979 until 2008. Before establishing The Staubach Company, Mr. Staubach played professional football from 1969 to 1979 with the Dallas Cowboys. Mr. Staubach currently serves on the board of directors of AMR Corporation, Jones Lang LaSalle and Cyrus One.

Raymond W. Syufy has served as a director since October 2006. Mr. Syufy began working for Century Theatres, Inc., or Century Theatres, in 1977 and held positions in each of the major departments within Century Theatres. In 1994, Mr. Syufy was named president of Century Theatres and was later appointed Chief Executive Officer and Chairman of the board of directors of Century Theatres. Mr. Syufy resigned as an officer and director of Century Theatres upon the consummation of our acquisition of Century Theatres in 2006. Since then Mr. Syufy has presided as Chief Executive Officer of Syufy Enterprises, a retail and real estate holding company with operations in California, Nevada, Arizona, Colorado, and Texas.

Director Independence

Based upon the review of the Nominating and Corporate Governance Committee of the Holdings Board, the Holdings Board has determined, in its business judgment, that (a) the majority of the Holdings Board is independent, (b) each of Messrs. Chereskin, Dombalagian, Ezersky, Rosenberg, Senior, Sepulveda, Soderquist, and Staubach is independent within the meaning of the rules of the New York Stock Exchange, or the NYSE, director independence standards, as currently in effect, (c) each of Messrs. Ezersky, Rosenberg and Sepulveda meets all applicable requirements of the Commission and the NYSE for membership in the audit committee of the Holdings Board and (d) Mr. Sepulveda is an “audit committee financial expert” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K promulgated by the Commission, and satisfies the NYSE’s financial experience requirements. For purposes of Holdings Board membership, the Holdings Board has affirmatively determined the independence of each member of the Holdings Board based on the independence standards of the NYSE. The bright-line tests for independence are whether the director:

1)	is or has been within the last three years an employee of Cinemark Holdings or an immediate family member is, or has been within the last three years, an executive officer of Cinemark Holdings;

2)	has received, or has an immediate family member who has received, during any 12 month period within the last 3 years, more than $120,000 in direct compensation from Cinemark Holdings (other than director and committee fees and pension or other forms of deferred compensation for prior service, provided such compensation is not contingent in any way on continued service);

3)	(a) is a current partner or employee that is Cinemark Holdings’ internal or external auditor; (b) an immediate family member is a current partner of such a firm; (c) an immediate family member is a current employee of such firm and personally works on Cinemark Holdings’ audit; or (d) is or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on Cinemark Holdings’ audit within that time;

4)	is or an immediate family member is, or has been within the last 3 years, employed as an executive officer of another company where any of Cinemark Holdings’ present executive officers at the same time serves or has served on that company’s compensation committee; or

5)	is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, Cinemark Holdings for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1.0 million, or 2% of such other company’s consolidated gross revenues.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

We do not have a compensation committee. The Compensation Committee of the Holdings Board, which we refer to as the Compensation Committee, is responsible for establishing, implementing and monitoring the Company’s executive compensation program, including the compensation of our Chairman of the Board (Lee Roy Mitchell), Chief Executive Officer, President and Chief Operating Officer (Tim Warner), Chief Financial Officer (Robert Copple), President of Cinemark International, L.L.C. (Valmir Fernandes) and Senior Vice President and General Counsel (Michael Cavalier). We refer to these executives as our named executive officers and they are the Company’s top five most highly compensated officers. Generally, the types of compensation and benefits provided to our named executive officers are similar to those provided to other officers of the Company. These executives are also the named executive officers and the top five most highly compensated officers of Cinemark Holdings.

The Compensation Discussion and Analysis describes Cinemark Holdings’ executive compensation program. In 2012, the named executive officers were the following:

1.	Lee Roy Mitchell, Chairman of the Board and founder of Cinemark Holdings, with the Company since its inception in 1987;

2.	Alan W. Stock, Chief Executive Officer, retired effective February 15, 2012, after 26 years of service to the Company;

3.	Tim Warner, Chief Executive Officer (effective February 15, 2012), President and Chief Operating Officer, with the Company for 17 years;

4.	Robert Copple, Chief Financial Officer, Executive Vice President, Treasurer and Assistant Secretary, with the Company for 17 years;

5.	Valmir Fernandes, President of Cinemark International, L.L.C. with the Company for 16 years; and

6.	Michael Cavalier, Senior Vice-President, General Counsel and Secretary, with the Company for 20 years.

In this prospectus, all members of management, including the named executive officers, are referred to as “executive officers.”

Executive Summary

The goal of our executive compensation program is to align the executives’ and stockholders’ long-term interests. Our executive compensation program is structured to attract, motivate, reward and retain high caliber talent who will direct the Company to increase our long term competitive advantage and sustainable profitability, thereby contributing to the value of our stockholders’ investment. We use traditional compensation elements of annual base salary, annual cash incentives, long-term incentives, and employee benefits to deliver competitive and performance-based compensation. All our pay decisions for the executive officers are made solely by the Compensation Committee with input from the Chief Executive Officer (other than for himself). In evaluating the appropriateness of pay of the named executive officers, in addition to individual roles and responsibilities, the Compensation Committee takes into consideration compensation data for similarly placed executives in companies within our compensation peer group.

Stockholder Support of Executive Compensation

At the annual meeting of stockholders of Cinemark Holdings held on May 10, 2012, or the 2012 Annual Meeting, approximately 99% of the stockholders who voted at the 2012 Annual Meeting either in person or via proxy supported Cinemark Holdings’ executive compensation program. Hence, the Compensation Committee did not make any structural change to our executive compensation program in 2012.

Objectives of Executive Compensation

The objectives of our executive compensation program are as follows:

•	Motivate our executives to:

•	Achieve day-to-day operational efficiency and excellence;

•	Minimize incentives for imprudent risk taking in business practices;

•	Meet short-term strategic and financial goals; and

•	Deliver on long-term business strategies that would enhance stockholder value through continued growth and competitiveness; and

•	Value and reward performance both over the short-term as well as the long-term to enable us to retain the executive talent.

Accordingly, our compensation program is structured to retain, attract and develop the best people and to link compensation to performance, by following the below principles:

•	Setting a level of compensation for each position that is competitive based on the skill and knowledge of the individual;

•	Recognizing the effort, leadership and responsibility needed to perform the job successfully and to achieve the performance goals; and

•	Using a mix of fixed and variable pay components with different time horizons and payout forms to reward and motivate achievements of short-term and long-term goals.

The Process of Setting Executive Compensation

How Do We Set Executive Compensation?

Compensation Committee. The Compensation Committee is responsible for:

•	Establishing, evaluating and overseeing Cinemark Holdings’ compensation program;

•	Determining the compensation of each of the named executive officers;

•	Determining the compensation of the other executive officers and other senior officers as it deems appropriate;

•

Establishing certain business criteria and performance targets relevant to the compensation of the Chief Executive Officer and other executive officers and evaluating their performance against such business criteria and performance targets; and

•	Approving the grant of all equity and non-equity based compensation.

The Compensation Committee establishes the compensation of the Chief Executive Officer without management input, but may be assisted in this determination by outside compensation consultants. In establishing the compensation of the named executive officers (other than the Chief Executive Officer) and the other executive officers, the Compensation Committee may consider the recommendations of the Chief Executive Officer and input received from the compensation consultants.

The Compensation Committee determines the level of annual cash incentive compensation and long-term equity incentive compensation during the first quarter of a fiscal year. The Compensation Committee advises the

Holdings Board of its determination prior to implementation of such compensation of the named executive officers and other executive officers as it deems appropriate. While the Compensation Committee may consider input provided by the Holdings Board, the decisions regarding annual cash incentive compensation and long-term equity incentive compensation are made solely by the Compensation Committee.

Compensation Consultant. The Compensation Committee Charter authorizes the Compensation Committee to retain one or more compensation consultants to assist in the evaluation of executive compensation. Since 2007, the Compensation Committee has authorized the Company management to engage the outside compensation consultant, Longnecker & Associates, or L&A, to review executive compensation annually and make recommendations regarding Cinemark Holdings’ executive compensation program.

Pursuant to the rules of the Commission and the NYSE, the Holdings Board has determined that L&A is independent of management and the Compensation Committee. L&A provides to the Compensation Committee compensation data (including data provided by management) based upon review of compensation practices at appropriate peer companies and market survey. The Compensation Committee reviews and discusses the data with L&A and makes determinations of compensation levels of the executive officers. L&A does not provide any other services to the Company and works with Cinemark Holdings’ management only on matters for which the Compensation Committee is responsible. The consultant was re-engaged by management to make recommendations regarding the 2012 compensation levels of the named executive officers.

Role of Chief Executive Officer and Management. As part of our annual budget and performance review, the Chief Executive Officer conducts a review of the aggregate level of our executive compensation. The review considers financial and non- financial criteria to measure our performance against internal goals and the performance of our competitors in the theatrical exhibition industry. Annually, the Chief Executive Officer provides recommendations to the Compensation Committee for specific levels of annual base salary, target levels for annual performance-based cash incentive payments and long-term equity based compensation of the executive officers (other than for himself). Management also provides to the Compensation Committee data related to the competitive market for executives, compensation levels and compensation practices of companies in the theatrical exhibition industry and companies of comparable size and financial performance with whom we may compete for talent. All decisions with regards to executive compensation are made solely by the Compensation Committee.

Design of the Executive Compensation Program

The principal elements of our executive compensation are as follows:

•	annual base salaries;

•	annual performance-based cash incentive compensation or annual cash bonus; and

•	equity-based incentive compensation (time-based and performance-based awards).

Generally, total compensation of all executive officers is distributed between the three elements. We believe this distribution, between fixed and variable components, maintains a competitive compensation program while appropriately mitigating risk. Annual base salary and time-based equity awards are the fixed components of the total compensation of an executive as such components are subject only to the continued employment of the executive. Cash bonus and performance-based equity awards are the variable components as the amounts of such compensation are subject to Company performance over a one- and three- year period, respectively.

Base Salary

The annual base salary represents minimum payment for a satisfactory level of individual performance for the duration of employment with the Company. The Compensation Committee seeks to keep annual base salary competitive to help attract and retain qualified executives. Annual base salaries for the executive officers are determined by the Compensation Committee based on a variety of factors including:

•	nature and responsibility of the position;

•	expertise of the individual executive;

•	competitiveness of the market for the executive’s services;

•	potential for driving the Company’s success in the future;

•	peer compensation data;

•	the performance reviews and recommendations of the Chief Executive Officer (except in the case of his own compensation); and

•	other judgmental factors deemed relevant by the Compensation Committee such as recommendations of the compensation consultant.

The Compensation Committee has not adopted any formula with specific weightings assigned to any of the factors above.

As of December 31, 2012, Cinemark Holdings had employment agreements with certain executive officers—Messrs. Mitchell, Warner, Copple, Cavalier, Fernandes, Bunnell and Carmony. Under the employment agreements, the annual base salaries are subject to annual review by the Compensation Committee and can be increased but not decreased.

The average increase in the annual base salaries of the executive officers, other than the named executive officers, in 2012 was approximately 4%.

See Summary Compensation Table for 2012 below for the annual base salaries paid to the named executive officers in 2012.

Cash Incentive Compensation

At the annual meeting of stockholders of Cinemark Holdings held on May 15, 2008, or the 2008 Annual Meeting, the stockholders approved the performance-based cash incentive compensation pursuant to the Cinemark Holdings, Inc. Performance Bonus Plan, or the Bonus Plan. In setting total compensation, the Compensation Committee considers annual cash incentives based on Cinemark Holdings’ annual performance to be an important tool in motivating and rewarding the performance of the participants to the Bonus Plan. The objective of the Bonus Plan is to make annual cash bonus payments to individuals based on the achievement of certain pre-established performance metrics set as goals for Cinemark Holdings to achieve during the fiscal year that would contribute to the growth, profitability and increased value of Cinemark Holdings. However, while the annual cash bonus provides an additional compensation opportunity it also subjects the Bonus Plan participant to the financial risks of Cinemark Holdings. Consequently, annual cash bonus percentages are commensurate with the participant’s position and potential impact on Cinemark Holdings’ performance. As such, the named executive officers and certain other executive officers have a higher target annual cash bonus opportunity as compared to other participants. The Compensation Committee has determined that the positions of the Chairman of the Board and that of the Chief Executive Officer have the greatest management and oversight responsibilities in directing Cinemark Holdings’ growth. Consequently, the Compensation Committee deems it appropriate to incentivize the Chairman of the Board and the Chief Executive Officer by apportioning a higher percentage of their annual base salary as the target annual cash bonus opportunity as compared to the other named executive officers.

In February 2012, upon the change in the position of the Chief Executive Officer, the Holdings Board recognized the additional leadership role expected of Mr. Copple upon the change in the position of the Chief

Executive Officer. Based upon that determination, effective February 15, 2012, the Compensation Committee raised the target annual cash bonus opportunity of Mr. Copple from 75% to 100% of his annual base salary.

The following steps are performed annually for the Bonus Plan:

(1) Setting a Target Cash Bonus. During the first quarter of the fiscal year, the Compensation Committee approves the threshold, target and maximum level of annual cash bonus for the participants to the Bonus Plan. The target annual cash bonus amount is generally set at a percentage of the participant’s annual base salary although the Compensation Committee may take into account other factors deemed relevant, such as the individual’s performance and contributions outside of the quantitative targets and recommendations from the Chief Executive Officer (except for target annual cash bonus amounts for himself).

The bonus opportunities of the named executive officers for the 2012 fiscal year were as follows:

Name	Threshold (as % of Target)	Target (as % of Base Salary)	Maximum (as % of Target)
Lee Roy Mitchell	33.33%	100%	133.33%
Tim Warner	33.33%	100%	133.33%
Robert Copple	33.33%	100%	133.33%
Valmir Fernandes	33.33%	75%	133.33%
Michael Cavalier	33.33%	75%	133.33%

Each participant under the Bonus Plan is entitled to receive a ratable portion of his target annual cash bonus based upon Cinemark Holdings’ level of achievement of the performance metric. Thus, the actual amount of annual cash bonuses paid, if any, may result in an annual cash bonus that is greater or less than the stated target (and could be zero) depending on whether, and to what extent, the applicable performance and other conditions are satisfied.

Under the Bonus Plan, the maximum annual cash bonus amount of a named executive officer is capped at 200% of such named executive officer’s annual base salary at the time the target annual cash bonus is determined.

(2) Setting the Performance Target. During the first quarter of each fiscal year, the Compensation Committee establishes the performance target of Cinemark Holdings for the year. Performance target may include factors, by way of example but not limitation, any or all of the following: revenue; net sales; operating income; earnings before all or any of interest, taxes, depreciation and/or amortization (“EBIT”, “EBITA”, or “EBITDA”); Adjusted EBITDA; Adjusted EBITDA Margin; cash flow; working capital and components thereof; return on equity or average stockholder’s equity; return on assets; market share; sales (net or gross) measured by product line, territory, customer(s), or other category; stock price; earnings per share; earnings from continuing operations; net worth; credit rating; levels of expense, cost or liability by category, operating unit or any other delineation; any increase or decrease of one or more of the foregoing over a specified period; or implementation or completion of critical projects. With respect to certain participants who are not named executive officers, these targets may also include such objective or subjective performance goals as the Compensation Committee may, from time to time, establish.

The Adjusted EBITDA performance levels for purposes of the Bonus Plan for 2012, before payment of annual cash bonuses, was set by the Compensation Committee in March 2012 as follows:

Adjusted EBITDA Levels	Amounts (in millions)
Minimum	$491.0
Target	$545.6
Maximum	$572.9

The Adjusted EBITDA target of $545.6 million was set approximately 5% higher than the Adjusted EBITDA achieved by Cinemark Holdings during the 2011 fiscal year. The Adjusted EBITDA achieved by Cinemark Holdings in 2012 for purposes of the Bonus Plan was $596.8 million. The reported Adjusted EBITDA was $589.2 million after adjustment for payment of annual cash bonuses of $7.6 million (Reconciliations of non-GAAP financial measures are provided in Note 23 on page F-46 of the Cinemark Holdings 2012 Form 10-K.)

(3) Measuring Performance. Prior to making any payments under the Bonus Plan, the Compensation Committee will certify whether the applicable performance factors were attained. In reaching its conclusions, the Compensation Committee will make, if needed, certain adjustments as specified in the Bonus Plan. Such adjustments include, but are not limited to, factors such as changes in accounting principles and extraordinary, unusual or non-recurring events that were not included in the operating budget for the performance period (such as the disposition of a theatre or theatres or the cessation of operation of a theatre as a result of a natural disaster). The Compensation Committee may, in its discretion, at any time establish (and, once established, rescind, waive or amend) additional conditions and terms of payment of the annual cash bonus (including, but not limited to, the achievement of other financial, strategic or individual goals, which may be objective or subjective) as it may deem desirable in carrying out the purposes of the Bonus Plan and may take into account such other factors as it deems appropriate in administering any aspect of the Bonus Plan, including to reduce the amount of the annual cash bonus at any time prior to payment based on such criteria as it shall determine, including but not limited to individual merit and the attainment of specified levels of one or any combination of the performance factors. However, the Compensation Committee cannot adjust upwards the cash incentive compensation payable to a named executive officer or waive the achievement of a performance target requirement for a named executive officer except in the case of the death or disability of the executive or a change-in-control of Cinemark Holdings. In February 2013, the Compensation Committee certified, based upon the Adjusted EBITDA level achieved by Cinemark Holdings in 2012, that the annual cash bonus payment for the 2012 fiscal year is 133.33% of the target annual cash bonus opportunity of each participant to the Bonus Plan.

See Summary Compensation Table for 2012 below for the actual annual cash bonuses paid to the named executive officers for 2012.

Equity Incentive Compensation

At the 2008 Annual Meeting, Cinemark Holdings’ stockholders approved the Amended and Restated Cinemark Holdings, Inc. 2006 Long Term Incentive Plan, or the Restated Incentive Plan, pursuant to which the Compensation Committee annually awards time-based and performance-based equity compensation. Time-based equity compensation enables us to attract and retain highly qualified executive officers as leaders to ensure our continued success. Long-term performance-based equity compensation encourages the Company’s long-term growth and aligns the executive’s interests with the interests of our stockholders.

Pursuant to the Restated Incentive Plan, restricted stock and performance awards (in the form of restricted stock units) have been granted annually to eligible employees, including the named executive officers. Typically, grants to all eligible employees, including the named executive officers, are made on the same day (within the first 90 days of the fiscal quarter).

No stock options have been granted by Cinemark Holdings since 2004. The Compensation Committee has concluded that restricted stock and performance awards are a superior vehicle of incentive compensation than stock options by allowing our executives to benefit from our dividend policy.

Restricted Stock. Generally, restricted stock is awarded to eligible employees annually as a retention incentive. Periodic awards of restricted stock can also be made at the discretion of the Compensation Committee and such periodic awards have been made in certain limited instances to attract executive talent. Grants of restricted stock are generally based upon a percentage of the eligible employee’s annual base salary. However, such grants could be subject to some adjustment based on the individual employee’s performance during the previous fiscal year. The Chief Executive Officer, given his leadership position, role in Company growth and risk undertaking in decision-making, is awarded restricted stock at a higher percentage of annual base salary compared to the other named executive officers and executive officers. All participants to the Restated Incentive Plan are eligible to receive restricted stock. Restricted stock granted under the Restated Incentive Plan typically vests 50% on each of the second and fourth anniversaries of the grant date subject to continuous employment through the vest dates. As disclosed earlier in this prospectus, the restricted stock granted to Mr. Warner in 2012 vests in equal amounts over a three year vest period from March 2013 to March 2015. Restricted stock awards granted to Mr. Warner in years prior to 2012 shall remain subject to the four year vesting similar to that of other executive officers.

Recipients of restricted stock awards are permitted to:

(i) receive dividends on the restricted stock to the extent dividends are paid by Cinemark Holdings on shares of its common stock, and

(ii) to vote such common stock during the restriction period.

Performance Awards. Performance awards entitle recipients to vest in or acquire shares of Cinemark Holdings’ common stock upon the attainment of specified performance goals over the performance period established by the Compensation Committee. Only the named executive officers and certain executive officers who have a significant impact on Cinemark Holdings’ long-term performance are eligible to receive performance awards.

Performance awards can be granted in the form of restricted stock or restricted stock units. The performance goals are based on one or more pre-established objective criteria that specify the number of shares of Cinemark Holdings’ common stock under the performance award that will be issued (if performance award is in the form of restricted stock unit) or shall vest (if performance award is in the form of restricted stock) if the performance goal is attained. During the first quarter of a fiscal year, the Compensation Committee approves the performance goal for the year, common stock of Cinemark Holdings received upon attainment of the performance goals under a restricted stock unit award may be subject to additional time-based vesting conditions. Any dividends that are attributable to the underlying common stock of Cinemark Holdings relating to a restricted stock unit based performance award will be paid to the recipient when the established vesting conditions are satisfied.

Since 2008, the performance goal has been based on an implied equity value concept that determines an internal rate of return, or IRR, during the performance period. The implied equity value is based on a formula utilizing a multiple of Adjusted EBITDA (subject to certain specified adjustments). Each performance target underlying the performance awards has a threshold, target and maximum level of payment opportunity, with the maximum payment opportunity equal to 150% of the individual’s target opportunity based upon the IRR during the performance period. The targets for the current fiscal year are established in writing by the Compensation Committee in the first quarter of the fiscal year. The number of shares of Cinemark Holdings’ common stock an executive may receive upon the attainment of a performance goal cannot be determined at the date of grant because the payment of such compensation is contingent upon attainment of the IRR and is further subject to the discretion of the Compensation Committee. If at the end of the performance period the Compensation Committee determines that the performance target has been met, the shares of Cinemark Holdings’ common stock subject to each performance award shall be further subject to a one year time-based vesting restriction contingent upon the employee’s continued service.

On March 8, 2012, the performance awards were granted in the form of restricted stock units, or the 2012 RSU Award. The following table sets forth the various IRR percentages and the number of corresponding restricted stock units underlying the performance awards that can be earned by each eligible participant:

Level	IRR	Performance Shares Issuable
Threshold	IRR equal to 8.5% but less than 10.5%	33 1/3% of the maximum performance shares issuable
Target	IRR equal to 10.5% but less than 12.5%	66% 2/3% of the maximum performance shares issuable
Maximum	IRR equal to or greater than 12.5%	100% of the maximum performance shares issuable

The 2012 RSU Award shall vest on a prorated basis according to the IRR achieved by Cinemark Holdings during the performance period which is from January 1, 2012 to December 31, 2014. For example, if Cinemark Holdings achieves an IRR equal to 11.5%, the number of restricted stock units that shall vest will be greater than the target but less than the maximum number that would have vested had Cinemark Holdings achieved the highest IRR. Similar to performance awards of previous years, the 2012 RSU Award is subject to a further time-based vesting restriction of one year after 2014 and shall vest upon the employee’s continued service through March 2016.

See Grants of Plan Based Awards in 2012 below for further detail regarding the equity awards granted to the named executive officers in 2012.

In February 2013, the Compensation Committee certified that Cinemark Holdings had achieved the highest level of IRR for the performance period from January 1, 2010 to December 31, 2012. Consequently, the common stock of Cinemark Holdings underlying the performance awards (in the form of restricted stock units) granted to the named executive officers in March 2010 shall be issued in the maximum amounts subject to continued employment of the named executive officer until March 2014. See Outstanding Equity Awards at December 31, 2012 below for the number of performance awards that will vest for each named executive officer.

Perquisites

With limited exceptions, the Compensation Committee’s policy is to provide benefits and perquisites to our named executive officers that are substantially the same as those offered to our other employees at or above the level of vice president. The benefits and perquisites that may be available in addition to those available to our other employees include life insurance premiums and long-term disability insurance.

401(k) Plan

We sponsor a defined contribution savings plan, or the 401(k) Plan, whereby certain employees may elect to contribute, in whole percentages between 1% and 50% of such employee’s compensation, provided no employee’s elective contribution shall exceed the amount permitted under Section 402(g) of the Internal Revenue Code of 1986, as amended, or the Code, ($17,000 for 2012 and $16,500 for 2011 and 2010). In 2012, participants over the age of 50 could contribute an additional $5,500.

We may make an annual discretionary matching contribution up to a maximum of 6% of the employee’s annual contribution to the 401(k) Plan. In 2012, our annual discretionary matching contribution was 100% up to 3% and 75% for the remaining 3% of the employee’s contribution. Our discretionary matching contributions immediately vest.

Competitive Positioning

The Compensation Committee aims to competitively align executive compensation. The Compensation Committee believes that our success depends upon our ability to successfully motivate, attract and retain the highest caliber and experienced executive talent who are critical to the execution of our business plans, strategies and overall corporate long-term success. In order to gauge the reasonableness and competitiveness of our executive compensation as compared to the market, the Compensation Committee considers compensation data (total as well as individual components of compensation i.e. annual base salary, targeted annual incentive and long-term incentive opportunities) for similarly-situated executives at a comparison group of companies (referred to as the “compensation peer group”) with whom we compete for executive level talent. The Compensation Committee, with input from management and L&A, annually reviews the companies included within our compensation peer group and may add or eliminate companies as determined appropriate.

For purposes of 2012 executive compensation, the Compensation Committee deemed it appropriate to assess compensation competitiveness with respect to a group of companies broader than the current performance peer group. The selection criteria the Compensation Committee utilized to identify companies for the 2012 compensation peer group was a combination of various factors such as revenue size, asset size, market capitalization, business models that are particularly relevant to Cinemark’ s growth in the past five years and its continued strategic expansion in the international markets, which is considered in the industry to be an increasingly important component of the overall box office revenues. Based upon that assessment the following companies within the leisure, hospitality and entertainment services industry comprised our compensation peer group for 2012:

Carmike Cinemas, Inc.	Netflix, Inc.
Chipotle Mexican Grill, Inc.	Panera Bread Co.
DreamWorks Animation SKG, Inc.	Regal Entertainment Group
IMAX Corporation	Sirius XM Radio Inc.
Lion Gate Entertainment Corp.	Wynn Resorts Ltd.

L&A compiled compensation data for the peer group from a variety of sources, including proxy statements and other publicly filed documents. L&A also provided published survey compensation data from multiple sources, including the following surveys:

Economic Research Institute, Mercer, Inc., Kenexa and Towers Watson. For each survey, L&A adjusted the data to appropriately reflect companies of a similar size to Cinemark Holdings.

The following provides an overview of the competitive positioning of the compensation of Cinemark Holdings’ named executive officers as compared to the competitive market:

•	Overall, annual base salaries of the Company’s top five executives are aligned below the market 50th percentile;

•	In terms of targeted cash compensation (annual base salary + targeted annual cash incentive), the top five executives are aligned between the market 25th and 50th percentiles;

•	In terms of grant date fair value of long-term incentives, the top five executives are aligned between the market 25th and 50th percentiles;

•	Overall, our executive team’s total compensation packages (annual base salary + targeted annual cash incentive + long-term incentives) are aligned between the market 25th and 50th percentiles.

Tax Considerations

The Compensation Committee considers the tax effects to Cinemark Holdings when making executive compensation decisions and has a practice of delivering compensation in a tax-efficient manner whenever reasonable. However, the priority of the Compensation Committee is to provide competitive compensation that would serve the objectives of retention, reward and motivation in the best possible mix of the various compensation components in a particular year. Therefore, in certain years some compensation paid to the named executive officers may not be deductible by Cinemark Holdings due to the limitations of Section 162(m) of the Code.

Section 162(m) provides that the amount of compensation that we may deduct each year for our “covered employees”—the Chief Executive Officer and each of the three most highly paid officers (other than our Chief Financial Officer)—is $1.0 million. Elements of compensation which qualify as “performance-based compensation” are deductible even if in excess of this $1.0 million limit.

In structuring the compensation programs that apply to the covered employees, we considered the requirements and consequences of Section 162(m) of the Code. We designed several elements of our overall compensation program in the form of performance-based compensation. The performance awards (in the form of restricted stock units) are intended to qualify as performance-based compensation and shall therefore be fully tax deductible. Similarly, annual cash bonuses paid pursuant to the Bonus Plan are intended to qualify as performance-based compensation.

In addition to annual cash bonuses and performance awards, Cinemark Holdings has also granted, and may continue to grant, time-based restricted stock awards to covered employees that are not intended to be performance-based compensation and that will count against the $ 1.0 million compensation deduction limit. During 2012, the covered employees, primarily due to the substantial appreciation in the value of Cinemark Holdings’ common stock, recognized compensation in excess of $1.0 million upon vesting of the restricted stock granted in 2008 and 2010 that was not performance-based and, in part, is not deductible by Cinemark Holdings under Section 162(m) of the Code.

While the Compensation Committee has taken into account the potential application of Section 162(m) of the Code on compensation decisions and Cinemark Holdings generally seeks to ensure the deductibility of the incentive compensation paid to the covered employees, the Compensation Committee intends to retain the flexibility necessary to continue the competitive pay practices of Cinemark Holdings. Therefore, not all incentive compensation awards may be fully deductible by Cinemark Holdings. In addition, there may be ambiguities regarding how the conditions to qualify as “performance-based” compensation will be interpreted and administered under the income tax regulations, so that amounts that Cinemark Holdings intends or expects to qualify as deductible may not so qualify. Accordingly, there is no certainty that all elements of compensation discussed in this prospectus will in fact be deductible.

Summary of Agreements with our Named Executive Officers

We have employment agreements with our named executive officers and certain other executive officers. Consistent with our compensation philosophy, Cinemark Holdings entered into the employment agreements to more closely align the compensation of certain executive officers with market competitive compensation.

Effective February 15, 2012, upon his retirement as the Chief Executive Officer of the Company, Mr. Stock’s employment agreement dated June 16, 2008 was terminated. No further payments are payable by us to Mr. Stock under the employment agreement. However, post-termination obligations of Cinemark Holdings and Mr. Stock (other than compensation payments) shall remain in effect under the employment agreement.

Mr. Stock remains in a consulting role with the Company pursuant to a consulting agreement, effective as of May 1, 2012, between Mr. Stock and the Company, or the Consulting Agreement. During the term of the Consulting Agreement, subject to standard withholding and other authorized deductions, the Company shall pay Mr. Stock the following fixed sums for his consulting services:

Period	Amount
February 16, 2012 - December 31, 2012	$1,300,000
January 1, 2013 - December 31, 2013	$1,001,025
January 1, 2014 - April 30, 2014	$333,675

Also, any outstanding equity awards with time-based or performance-based provisions granted to Mr. Stock shall vest in accordance with such equity award agreement and any remaining unvested or unearned equity awards at the end of the Term shall be forfeited. See Outstanding Equity Awards at December 31, 2012 below for the number of restricted stock and performance awards that will vest as of April 30, 2014.

In the event of death or disability (as defined in the Consulting Agreement) of Mr. Stock before the expiration of the term of the Consulting Agreement, Mr. Stock or his estate shall be entitled to receive all remaining unpaid compensation through the end of the term and all equity awards, time-based or performance-based, that vest after Mr. Stock’s death or disability but prior to the end of the term shall be deemed to have been earned or vested. Mr. Stock and his dependents are entitled to continue to participate in the Company’s welfare benefit plans and insurance programs on the same term as similarly situated executives actively employed during the term.

Below is a summary of the key provisions of the employment agreements of Messrs. Mitchell, Warner, Copple, Fernandes and Cavalier. Unless otherwise stated the terms of the employment agreements are identical.

Term

The initial term of the Amended and Restated Employment Agreement, dated March 30, 2012, between Mr. Warner and the Company, or the Restated Employment Agreement, terminates on April 1, 2014. However, Cinemark Holdings may elect to extend the term for another one year period at the end of the term.

The initial term of the employment agreements of Messrs. Mitchell, Copple, Fernandes and Copple was three years. However, at the end of each year of the term, the term is extended for an additional one year period unless the named executive officer’s employment is terminated.

Base Compensation

The annual base salaries are subject to review by the Compensation Committee for increase (but not decrease) each year. In addition, the named executive officers are eligible to receive annual cash incentive compensation upon our meeting certain performance targets established by the Compensation Committee for the fiscal year.

Severance Payments

The employment agreements provide for severance payments upon termination of employment, the amount and nature of which depends upon the reason for termination.

Termination for Good Reason or Without Cause

If Mr. Mitchell resigns for good reason (as defined in the agreement) or is terminated by us without cause, Mr. Mitchell shall receive, in a lump sum, subject to applicable requirements of Section 409 of the Code, or Section 409, accrued compensation (which includes unpaid annual base salary, a pro rata annual cash bonus for the fiscal year in which the termination occurs and any previously vested equity incentive awards and benefits such as retirement benefits and vacation pay, in accordance with the terms of the plan or agreement pursuant to which such equity awards or benefits were granted); an amount equal to Mr. Mitchell’s annual base salary in effect as of the date of such termination, payable in accordance with the Company’s normal payroll practices for a period of twelve (12) months; an amount equal to the most recent annual cash bonus Mr. Mitchell received for the fiscal year prior to the date of such termination payable within thirty (30) days of termination and Mr. Mitchell and his dependents will be entitled to continue to participate in the Company’s welfare benefit plans and insurance programs for twelve (12) months from the termination date. Any outstanding stock options granted to Mr. Mitchell shall be vested and/or exercisable for the period through the date of such termination of employment, and shall remain exercisable, in accordance with the terms contained in the plan and the agreement pursuant to which such option awards were granted.

If Mr. Warner resigns for good reason (as defined in the Restated Employment Agreement), is terminated by us without cause or upon expiration of the term of the Restated Employment Agreement, Mr. Warner shall receive, accrued compensation through the date of termination; an amount equal to Mr. Warner’s annual base salary in effect as of the date of such termination payable in accordance with the Company’s normal payroll practices for a period of twelve (12) months, and Mr. Warner and his dependents will also be entitled to continue to participate in the Company’s welfare benefit plans and insurance programs for twenty-four (24) months from the termination date. The annual base salary payable to Mr. Warner shall be payable in accordance with the Company’s normal payroll practices. Any outstanding equity awards with time-based vesting provisions shall become immediately vested as of the termination date and any equity awards with performance-based vesting provisions shall remain outstanding through the remainder of the applicable performance period and if or to the extent the performance provisions are attained shall become vested without regard to any continued employment requirement.

If Messrs. Copple, Fernandes or Cavalier resigns for good reason (as defined in the applicable employment agreement) or is terminated by us without cause, the executive shall receive, in a lump sum, subject to applicable Section 409A requirements, accrued compensation through the date of termination; two times the annual base salary in effect as of the date of such termination, payable in accordance with the Company’s normal payroll practices for a period of twenty-four (24) months; ; an amount equal to the most recent annual cash bonus received by the executive for the fiscal year ended prior to the date of such termination, payable in a lump sum within thirty (30) days of termination; outstanding stock options will become fully vested and exercisable upon such termination; equity awards other than stock options with time-based vesting provisions shall become vested on a pro rata basis and equity awards other than stock options with performance-based vesting provisions shall remain outstanding through the remainder of the applicable performance period and if or to the extent the performance provisions are attained shall become vested on a pro rata basis without any regard to any continued employment requirement. The executive and executive’s dependents will also be entitled to continue to participate in the Company’s welfare benefit plans and insurance programs for a period of twenty-four (24) months from the termination date.

Termination Due to Death or Disability

In the event an executive’s employment is terminated due to his death or disability (as defined in the employment agreement), the executive or his estate will receive: accrued compensation through the date of termination; a lump sum payment equal to twelve (12) months of executive’s annual base salary as in effect at the time of termination, provided, in the case of disability, such amount shall be offset by the amount of annual base salary paid by the Company to executive or his representative following the date he was first unable to substantially perform his duties under his employment agreement through the date of termination and any benefits payable to executive and/or his beneficiaries in accordance with the terms of any applicable benefit plan. The executive and executive’s dependents will be entitled to continue to participate in the Company’s welfare benefit plans and insurance programs for twelve (12) months from the termination date.

Termination For Cause or Voluntary Termination

In the event an executive’s employment is terminated by us for cause or under a voluntary termination (other than termination due to disability or good reason), the executive will receive accrued annual base salary through the date of termination and any previously vested rights under a stock option or similar award issued under an incentive compensation plan in accordance with the terms of such plan.

Termination Due to Change-in-Control

Mr. Mitchell does not have a change-in-control provision in his employment agreement.

In the event an executive’s employment is terminated by us (other than for disability, death or cause) or by executive for good reason within one (1) year after a change-in-control (as defined in the applicable employment agreement), the executive shall receive accrued compensation through the date of termination; sum of two times executive’s annual base salary and one and one half times the most recent annual cash bonus received by executive for any fiscal year ended prior to the date of termination payable in a lump sum within thirty (30) days of termination and executive and executive’s dependents shall be entitled to continue to participate in the Company’s welfare benefit plans and insurance programs for a period of thirty (30) months from the termination date. Any outstanding equity award granted to the executive shall become fully vested and/or exercisable as of the date of such termination and shall remain exercisable in accordance with the terms of the plan or agreement pursuant to which such equity awards were granted.

Benefits

The named executive officers qualify for our 401(k) matching program and are also entitled to certain additional benefits including life insurance and disability insurance. Pursuant to his employment agreement, Mr. Mitchell is entitled to life insurance benefits of not less than $5.0 million and disability benefits of not less than 66% of annual base salary.

Perquisites

Under his employment agreement, Mr. Mitchell is entitled to a luxury automobile and a membership at a country club. Currently, Mr. Mitchell does not have a luxury automobile or a country club membership paid for by the Company.

Unless Mr. Mitchell’s employment is terminated by us for cause or under a voluntary termination, Mr. Mitchell will also be entitled, for a period of five years, to tax preparation assistance upon termination of his employment.

The employment agreements of Messrs. Warner, Copple, Fernandes and Cavalier provide that unless the executive’s employment is terminated by us for cause the executive will also be entitled to office space and support services for a period of not more than three months (3) following the date of any termination.

Covenants

All the employment agreements contain various covenants, including covenants related to confidentiality, non-competition (other than certain permitted activities as defined therein) and non-solicitation.

Additional information on amounts payable had a termination for good reason, a change-in-control, death or disability occurred on December 31, 2012 may be found under the headings—“Potential Payments Upon Termination by us Without Cause or by Executive for Good Reason”, “Potential Payments Upon Termination due to Change-in-Control” and “Potential Payments Upon Death or Disability.”

Compensation Risk Assessment

The Compensation Committee reviews, approves and certifies the design, goals and payouts under the Bonus Plan and the Restated Incentive Plan. The Compensation Committee monitors whether Cinemark Holdings’ compensation programs for executives and employees encourage unnecessary or excessive risk taking. Upon such consideration, the Compensation Committee has concluded that Cinemark Holdings’ compensation programs do not create risks that are reasonably likely to have a material adverse effect on the Company. Below are some of the highlights of Cinemark Holdings’ compensation program that mitigate risks associated with compensation:

•	Cinemark Holdings’ performance metrics are established within the first 90 days of the fiscal year;

•	A mix of cash and equity awards with emphasis on equity;

•	Annual cash incentive tied to Company’s overall annual performance and measured against a pre- established objective business criteria;

•	Equity compensation split between long-term and short-term, balancing retention and motivation with long-term Company performance;

•	Equity compensation vesting is multi-year time-based and performance-based (with overlapping performance periods);

•	The Compensation Committee has discretion to reduce but may not adjust upward or waive achievement of performance targets for the annual cash incentive award;

•

The Bonus Plan caps the annual cash incentive award payouts at 200% of a named executive officer’s annual base salary and subject to approval by Cinemark Holdings’ stockholders at the annual meeting of stockholders to be held on May 23, 2013, will be capped at the lesser of 200% of annual base salary or $3.0 million;

•	Certain hedging transactions by named executive officers are prohibited;

•	Double trigger for involuntary termination of employment upon change-in-control; and

•	No change-in-control provision in Mr. Mitchell’s employment agreement.

Summary Compensation Table for 2012

The following table contains summary information concerning the total compensation earned by our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers serving in this capacity as of December 31, 2012 and whose total compensation exceeded $100,000 for the fiscal year ended December 31, 2012. Pursuant to the rules of the Commission, the compensation paid to Mr. Stock for his services as the Chief Executive Officer from January 1, 2012 until February 15, 2012 and the payments made to him pursuant to the Consulting Agreement have also been disclosed in the table. Also, since Mr. Cavalier was not a named executive officer in 2011 and 2010, his summary compensation information for 2011 and 2010 has been omitted.

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Lee Roy Mitchell	2012	851,758	—	1,135,409	114,449	2,101,616
Chairman of the Board	2011	834,880	—	1,069,064	114,114	2,018,058
	2010	818,510	—	1,091,347	113,008	2,022,865
Alan W. Stock	2012	99,465	—	—	1,531,767	1,631,232
Chief Executive Officer	2011	633,845	837,333	811,638	137,794	2,420,609
(January 1, 2012—February 15, 2012)	2010	621,417	2,610,736	828,556	114,289	4,174,997
Tim Warner	2012	700,000	2,129,704	933,310	207,655	3,970,669
Chief Executive Officer, President &	2011	464,455	490,832	446,051	111,210	1,512,548
Chief Operating Officer	2010	455,348	2,289,346	455,348	86,523	3,286,564
Robert Copple	2012	500,000	1,639,799	666,650	198,929	3,005,378
Chief Financial Officer, Executive VP &	2011	437,134	461,962	419,813	112,358	1,431,267
Treasurer	2010	428,563	2,262,532	428,563	87,300	3,206,958
Valmir Fernandes	2012	364,140	1,410,722	364,131	166,173	2,305,166
President—Cinemark International	2011	357,000	409,001	379,328	120,999	1,266,328
	2010	350,000	1,908,864	350,000	105,341	2,714,205
Michael Cavalier	2012	362,275	1,373,606	362,266	164,342	2,262,489
Senior Vice President General Counsel & Secretary

(1)	The salary reported for Mr. Stock is the salary paid to him from January 1, 2012 to February 15, 2012, based on his salary for 2012 which was set at $646,522 by the Compensation Committee.

Effective February 15, 2012, Mr. Warner’s salary was increased from $473,744 to the reported amount upon his appointment as the new Chief Executive Officer of the Company.

Effective February 15, 2012, Mr. Copple’s salary was increased from $445,877 to the reported amount as the Holdings Board recognized his increased leadership role in Cinemark Holdings upon the change in the position of the Chief Executive Officer.

See Compensation Discussion & Analysis for an explanation of the amount of annual base salary paid in proportion to total compensation.

(2)	The reported amounts reflect the aggregate grant date fair value of restricted stock and performance awards (in the form of restricted stock units) granted to the named executive officers in 2012, 2011 and 2010, computed in accordance with FASB ASC Topic 718. The amounts shown exclude the impact of estimated forfeitures. See Note 17 to our condensed consolidated financial statements included elsewhere in this prospectus for discussion of the assumptions used in determining the fair values of these stock awards, including forfeiture assumptions and the period over which Cinemark Holdings will recognize compensation expense for such awards.

The grant date fair values were calculated based upon the closing price of Cinemark Holdings’ common stock on March 8, 2012 of $21.63, March 31, 2011 of $19.35 and March 31, 2010 of $18.34 per share.

No equity awards were granted to Mr. Stock in 2012 as he had retired from the Company by the grant date.

The target level of payment was assumed as the most probable outcome for the performance awards (in the form of restricted stock units) for purposes of the Summary Compensation Table. The table below provides the fair values of the performance awards (in the form of restricted stock units) at the grant dates in 2012, 2011 and 2010 assuming that the highest level of IRR is achieved:

Name	2012	2011	2010
Alan W. Stock	—	$594,219	$1,499,533
Tim Warner	$764,794	$348,319	$1,258,491
Robert Copple	$436,991	$327,828	$1,238,390
Valmir Fernandes	$344,458	$290,250	$1,041,914
Michael Cavalier	$316,620	—	—

In February 2013, the Compensation Committee certified that Cinemark Holdings had achieved the highest level of IRR for the performance period from January 1, 2010 to December 31, 2012. Consequently, the performance awards (in the form of restricted stock units) that were granted to Messrs. Warner, Copple, Fernandes and Cavalier on March 31, 2010, or the 2010 Grant, shall vest in the maximum amounts subject to continuous employment of the named executive officer until March 31, 2014.

Pursuant to the terms of the Consulting Agreement, the restricted stock and the performance awards (in the form of restricted stock units) granted to Mr. Stock under the 2010 Grant shall also vest on March 31, 2014. However, Mr. Stock shall forfeit 50% of the restricted stock and 100% of the performance awards (in the form of restricted stock units) granted to him on March 31, 2011, or the 2011 Grant.

The specific terms of the restricted stock and performance awards are discussed in more detail under Compensation Discussion and Analysis. See also Grants of Plan-Based Awards in 2012.

The grant date fair values for the equity awards do not necessarily correspond to the actual values that will be realized by the named executive officers. The actual values realized will depend on the market value of Cinemark Holdings’ common stock on the vesting dates of the restricted stock and the performance awards.

(3)	The reported amounts are the annual cash bonuses earned by the named executive officers for the fiscal year. Pursuant to the Bonus Plan, the annual cash bonuses earned for a fiscal year are paid in February or March of the following year subject to the attainment of pre-established performance targets set by the Compensation Committee at the beginning of the covered fiscal year. The 2012 annual cash bonuses were paid on February 21, 2013, the 2011 annual cash bonuses were paid on February 24, 2012 and the 2010 annual cash bonuses were paid on February 24, 2011. Mr. Fernandes’ annual cash bonus was calculated using an average of worldwide EBITDA and international EBITDA performance.

(4)	The compensation reported in this column includes the following:

Name	Fiscal Year	Company Matching Contributions to 401(k) Savings Plan	Life, Group and Disability Insurance Premiums Paid by Company		Dividends Paid on Restricted Stock and Vested RSU(3)	Other
Lee Roy Mitchell	2012	$13,125	$101.324	(1)	—	—
	2011	$12,863	$101.252	(1)	—	—
	2010	$12,863	$100.145	(1)	—	—
Alan W. Stock	2012	$3.462	$3.617		$219,418	$1.305.270	(4)
	2011	$12,863	$3.452		$121,479	—
	2010	$12,863	$3.695		$97.731	—
Tim Warner	2012	$13,125	$4.242		$190,288	—
	2011	$12,863	$3.963		$94.385	—
	2010	$12,863	$2.990		$70.670	—
Robert Copple	2012	$13,125	$4,498		$176,023	$5,283	(5)
	2011	$12,863	$7.370	(2)	$92.126
	2010	$12,863	$5.690		$68.747
Valmir Fernandes	2012	$13,125	$4.923		$118,125	$30.000	(6)
	2011	$12,863	$4.631		$73.506	$30.000	(6)
	2010	$12,863	$3.122		$52.001	$37.356	(6)
Michael Cavalier	2012	$13,125	$4,919		$146,278	$20.00	(7)

(1)	Includes $1,436 paid by the Company for medicare taxes attributed to life insurance policy purchased for Mr. Mitchell.
(2)	Includes $25 paid by the Company as premium for Mr. Coppell’s medical insurance.
(3)	Includes dividends paid on all outstanding restricted stock and the dividends that were paid on the performance awards (in the form of restricted stock units) under the 2008 Grant upon vesting on March 28, 2012. Under the Restated Incentive Plan, any dividends attributable to the shares of Cinemark Holdings common stock underlying a performance award are paid to the grantee to the extent declared by the Holdings Board if and at the time the restricted stock unit awards vest.
(4)	Includes $1,300,000 consulting fees paid to Mr. Stock for his consulting services from February 16, 2012 until December 31, 2012; also includes $5,270 paid by the Company as premium for Mr. Stocks’ medical insurance.
(5)	Includes $12.91 paid by the Company for medicare taxes attributed to life insurance policy purchased for Mr. Coppell and $5,270 paid by the Company as premium for Mr. Coppell’s medical insurance.
(6)	Expatriate allowance pursuant to Mr. Fernandes’ employment agreement.
(7)	The reported amount was paid by the Company for medicare taxes attributed to life insurance policy purchased for Mr. Cavalier.

See Compensation Discussion & Analysis for a discussion of the elements of compensation.

Grants of Plan-Based Awards in 2012

The following table specifies the grants of awards made under the Restated Incentive Plan and the Bonus Plan to the named executive officers during and with respect to the fiscal year ended December 31, 2012.

Name	Grant Dates	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(3)	Grant Date Fair Value of Stock Awards(4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	($)
Lee Roy Mitchell	2/21/13	283.891	851.758	1.135.649	—	—	—	—	—
Tim Warner	2/21/13	233.310	700.000	933.310
	3/08/12				11,785	23,570	35,358		509,811
	3/08/12							74.891	1.619.892
Robert Copple	2/21/13	166.650	500.000	666.650
	3/08/12				6.734	13.467	20.203		291.298
	3/08/12							62.344	1.348.501
Valmir Fernandes	2/21/13	91.026	273.105	364.131
	3/08/12				5.308	10.616	15.925		229.616
	3/08/12							54.605	1.181.106
Michael Cavalier	2/21/13	90.560	271.706	362.266
	3/08/12				4.879	9.758	14.638		211.059
	3/08/12							53.747	1.162.548

(1)	In March 2012, under the terms of the Bonus Plan, the Compensation Committee established performance targets for the 2012 fiscal year. The Compensation Committee approved the 2012 annual cash bonuses on February 11, 2013 which were paid on February 21, 2013. See Compensation Discussion and Analysis for a description of the annual cash bonus process under the Bonus Plan and an explanation of the amount of annual cash bonus paid in proportion to total compensation. See Summary Compensation Table for 2012 for the actual annual cash bonus amounts paid to each named executive officer for 2012.
(2)	On March 8, 2012, or the 2012 Grant, under the terms of the Restated Incentive Plan, the Compensation Committee approved performance awards (in the form of restricted stock units) for an aggregate maximum of 86,124 hypothetical shares of restricted stock to our named executive officers, except Mr. Mitchell, who, the Compensation Committee determined, has sufficient equity ownership to align his interests with the interests of Cinemark Holdings’ stockholders. The number of shares underlying each performance award was determined in part by reference to the closing price of Cinemark Holdings’ common stock on March 8, 2012 of $21.63 per share.

For Messrs. Copple, Fernandes and Cavalier, the performance awards vest based on a combination of financial performance factors and continued service. The performance period for the 2012 Grant ends December 31, 2014. All payouts of performance awards, subject to attainment of performance targets, will be in the form of restricted stock that shall vest if the named executive officer continues to provide services through March 8, 2016.

Pursuant to the terms of the Restated Employment Agreement, upon expiration of the Restated Employment Agreement, the performance awards (in the form of restricted stock units) awarded to Mr. Warner under the 2012 Grant shall remain outstanding through the remainder of the performance period ending December 31, 2014 and if or to the extent the performance provisions are attained, the performance awards shall become immediately and fully vested without regard to any continued employment requirement once the performance provisions have been certified by the Compensation Committee.

Restricted stock unit awards are eligible to receive dividend equivalent payments to the extent declared by the Holdings Board if and at the time the restricted stock unit awards vest and at the same rate paid to other stockholders of Cinemark Holdings, currently at $0.21 per share. See Compensation Discussion and Analysis for a discussion of performance awards.

No performance awards were granted to Mr. Stock in 2012.

(3)	In March 2012, under the terms of the Restated Incentive Plan, the Compensation Committee also approved restricted stock awards for an aggregate of 245,587 shares of restricted stock to our named executive officers, except Mr. Mitchell. The number of shares underlying each award was determined by reference to the closing price of Cinemark Holding’ common stock on March 8, 2012 of $21.63 per share.

For Messrs. Copple, Fernandes and Cavalier, the restricted stock vest as follows subject to continued service: 50% on March 8, 2014 and the remaining 50% on March 8, 2016. Holders of restricted stock receive non-forfeitable dividends to the extent declared by the Holdings Board, at the same rate paid to other stockholders of Cinemark Holdings, currently at $0.21 per share. See Compensation Discussion and Analysis for a discussion of restricted stock.

The restricted stock awarded to Mr. Warner under the 2012 Grant vests equally on March 8, 2013, March 8, 2014 and March 8, 2015.

Pursuant to the terms of the Restated Employment Agreement, upon expiration of the Restated Employment Agreement prior to the complete vesting of the restricted stock awarded to Mr. Warner under the 2012 Grant, the outstanding restricted stock shall immediately vest without regard to any continued employment requirement.

No restricted stock was granted to Mr. Stock in 2012.

(4)	The grant date fair values of restricted stock and performance awards (in the form of restricted stock units) were determined using the closing price of Cinemark Holdings’ common stock on March 8, 2012 of $21.63 per share. The grant date fair values of performance awards were determined based upon the target level of payment as the most probable outcome and were computed in accordance with FASB ASC Topic 718. The amounts shown exclude the impact of estimated forfeitures. See Note 19 to the Cinemark Holdings 2012 Form 10-K for discussion of the assumptions used in determining the fair values of these share awards, including forfeiture assumptions, and the period over which the Company will recognize compensation expense for such awards.

Outstanding Equity Awards at December 31, 2012

The following table lists the restricted stock and performance awards (in the form of restricted stock units) for each named executive officer outstanding as of December 31, 2012. There were no stock options outstanding for any named executive officer as of December 31, 2012.

	Stock Awards
Name	Number of Shares or Units of Stock that have not vested (#)		Market Value of Shares or Units of Stock that have not vested #	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not vested (10)
Lee Roy Mitchell	—		—	—		—
Alan W. Stock	22,800	(2)	$592,344	10,237	(9)	$265,957
	43,922	(3)	$1,141,094
	20,041	(4)	$520,665
	81,763	(4)	$2,124,203
	60,121	(6)	$1,561,944
Tim Warner	74,891	(1)	$1,945,668	11,785	(8)	$306,174
	13,365	(2)	$347,223	6,001	(9)	$155,906
	39,541	(3)	$1,027,275
	11,748	(4)	$305,213
	68,620	(5)	$1,782,748
	35,242	(6)	$915,587
Robert Copple	62,344	(1)	$1,619,697	6,734	(8)	$174,949
	12,579	(2)	$326,802	5,648	(9)	$146,735
	39,175	(3)	$1,017,767
	11,057	(4)	$287,261
	67,524	(5)	$1,754,274
	33,169	(6)	$861,731
Valmir Fernandes	54,605	(1)	$1,418,638	5,308	(8)	$137,902
	11,137	(2)	$289,339	5,000	(9)	$129,900
	33,104	(3)	$860,042
	6,586	(4)	$171,104
	56,811	(5)	$1,475,950
	15,108	(5)	$392,506
Michael Cavalier	53,747	(1)	$1,396,347	4,879	(8)	$126,756
	10,221	(2)	$265,542	4,588	(9)	$119,196
	33,080	(3)	$859,418
	8,984	(4)	$233,404
	56,739	(5)	$1,474,079
	26,950	(6)	$700,161

(1)	The reported numbers represent the number of shares of restricted stock awarded under the 2012 Grant.

For Messrs. Copple, Fernandes and Cavalier, subject to continued employment, 50% of the 2012 Grant shall vest on March 8, 2014 and the remaining 50% on March 8, 2016.

Mr. Warner’s 2012 Grant vests equally on March 8, 2013, March 8, 2014 and March 8, 2015. Pursuant to the terms of the Restated Employment Agreement, upon expiration of the Restated Employment Agreement prior to the complete vesting of the restricted stock awarded to Mr. Warner under the 2012 Grant, the outstanding restricted stock shall immediately vest without regard to any continued employment requirement.

No restricted stock was granted to Mr. Stock as he had retired from the Company effective February 15, 2012.

(2)	The reported numbers represent the number of shares of restricted stock awarded under the 2011 Grant. Fifty percent of the 2011 Grant vested on March 31, 2013 and, subject to continued employment, the remaining 50% shall vest on March 31, 2015.
(3)	The reported numbers represent 50% of the restricted stock awarded under the 2010 Grant. Fifty percent of the 2010 Grant vested on March 31, 2012 and, subject to continued employment, the reported shares shall vest on March 31, 2014.
(4)	The reported numbers represent 50% of the restricted stock granted on March 27, 2009, or the 2009 Grant. Fifty percent of the 2009 Grant vested on March 27, 2011 and the reported shares vested on March 27, 2013.
(5)	The reported numbers represent the number of shares of Cinemark Holdings’ common stock underlying the performance awards (in the form of restricted stock units) of the 2010 Grant. The relevant performance condition was based on an IRR for the three year performance period from January 1, 2010 to December 31, 2012. On February 11, 2013, the Compensation Committee certified that Cinemark Holdings had achieved the highest level of IRR for the performance period from January 1, 2010 to December 31, 2012. The shares of Cinemark Holdings’ common stock underlying the performance awards will be issued on March 31, 2014 upon satisfaction of an additional service requirement as of that date.
(6)	The reported numbers represent the number of shares of Cinemark Holdings’ common stock underlying the performance awards (in the form of restricted stock units) of the 2009 Grant. The relevant performance condition was based on an IRR for the three year performance period from January 1, 2009 to December 31, 2011. On February 21, 2012, the Compensation Committee certified that Cinemark Holdings had achieved the highest level of IRR for the performance period from January 1, 2009 to December 31, 2011. The shares of Cinemark Holdings’ common stock underlying the performance awards were subject to an additional service requirement and were issued on March 27, 2013.
(7)	The market value of the restricted stock was valued at the closing price of Cinemark Holdings’ common stock on December 31, 2012 of $25.98 per share.
(8)	The reported numbers represent the number of shares of Cinemark Holdings’ common stock underlying the performance awards (in the form of restricted stock units) of the 2012 Grant. For Messrs. Copple, Fernandes and Cavalier, the payout of the performance awards are subject to achieving performance targets over a three year performance period from January 1, 2012 to December 31, 2014 and satisfying an additional service requirement. Subject to continued employment, the performance awards shall vest on March 8, 2016. The reported shares are based on the assumption of achievement of the threshold performance goals for such award.

Pursuant to the terms of the Restated Employment Agreement, upon expiration of the Restated Employment Agreement, the performance awards (in the form of restricted stock units) awarded to Mr. Warner under the 2012 Grant shall remain outstanding through the remainder of the performance period ending December 31, 2014 and if or to the extent the performance provisions are attained, the performance awards shall become immediately and fully vested without regard to any continued employment requirement once the performance provisions have been certified by the Compensation Committee.

No performance award was granted to Mr. Stock as he had retired from the Company effective February 15, 2012.

(9)	The reported numbers represent the number of shares of Cinemark Holdings’ common stock underlying the performance awards (in the form of restricted stock units) of the 2011 Grant. The payout of the performance awards are subject to achieving performance targets over a three year performance period from January 1, 2011 to December 31, 2013 and satisfying an additional service requirement. Subject to continued employment, the performance awards shall vest on March 31, 2015. The reported shares are based on the assumption of achievement of the threshold performance goals for such award.
(10)	The market value of the unearned performance awards (in the form of restricted stock units) was determined based on the achievement of threshold performance goals at the closing price of Cinemark Holdings’ common stock on December 31, 2012 of $25.98 per share.

Stock Option Exercises and Stock Vested in 2012

The following table provides information on the vesting of restricted stock and performance awards during 2012 for each of the named executive officers. There were no outstanding stock options for any of the named executive officers as of December 31, 2012.

Stock Vested

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting(1) ($)(2)
Lee Roy Mitchell	—	—
Alan W. Stock	102,415	$2,277,117
Tim Warner	73,830	$1,639,425
Robert Copple	71,447	$1,586,263
Valmir Fernandes	48,631	$1,067,251
Michael Cavalier	59,300	$1,316,423

(1)	The reported shares include Common Stock from the following vest events:

i.	Fifty percent of the 2010 Grant which vested on March 31, 2012;

ii.	Fifty percent of the restricted stock granted on March 28, 2008, or the 2008 Grant, which vested on March 28, 2012; and

iii.	The shares of common stock of Cinemark Holdings underlying the performance awards (in the form of restricted stock units) of the 2008 Grant. Messrs. Stock, Warner, Copple and Cavalier were granted the performance awards on March 28, 2008. Mr. Fernandes was granted the performance award on April 10, 2008. In February 2011, the Compensation Committee certified that Cinemark Holdings had achieved the highest level of IRR for the performance period from January 1, 2008 to December 31, 2010. The performance award vested and the underlying common stock of Cinemark Holdings was issued in March 2012 upon satisfaction of the additional service requirement.

(2)	The aggregate dollar amount realized upon vesting was calculated based upon the closing price of Cinemark Holdings’ common stock on the vesting dates, which were as follows:

i.	March 31, 2012 of $22.08 per share;

ii.	March 28, 2012 of $22.35 per share; and

iii.	April 10, 2012 of $21.66 per share

Potential Payments upon Termination by Us Without Cause or by Executive for Good Reason

The employment agreements with the named executive officers require us to provide compensation in the event of termination of employment by us without cause or by the named executive officer for good reason. The amount of compensation payable to each named executive officer upon such termination is listed in the table below assuming such triggering event occurred on December 31, 2012.

Name	Salary(1)	Bonus(2)	Health Insurance(3)	Life and Disability Insurance(3)	Assistance(4)	Value of Equity Awards(5)	Total
Lee Roy Mitchell	$851,758	$2,204,473	$6,159	$99,888	$86,500	$—	$3,248,778
Tim Warner	$700,000	$933,310	$21,122	$8,484	$828	$7,709,981	$9,373,725
Robert Copple	$1,000,000	$1,086,463	$25,044	$8,996	$828	$4,732,387	$6,853,718
Valmir Fernandes	$728,280	$743,459	$25,044	$9,846	$828	$3,616,052	$5,123,509
Michael Cavalier	$724,550	$703,364	$25,044	$9,838	$828	$3,927,345	$5,390,969

(1)	Except for Messrs. Mitchell and Warner, the amounts reported are calculated as follows: two times the annual base salary in effect as of December 31, 2012. For Messrs. Mitchell and Warner it is the annual base salary in effect as of December 31, 2012. The amounts will be payable according to Company’s normal payroll practices for a period of 24 months to Messrs. Copple, Fernandes and Cavalier, for a period of 12 months to Mr. Mitchell and through the end of the term or renewal term of the Restated Employment Agreement to Mr. Warner.
(2)	Except for Mr. Warner, the amounts reported are calculated as follows: the sum of the annual cash bonus the named executive officer would have received for the fiscal year ended December 31, 2012 and the annual cash bonus received by the named executive officer for the fiscal year ended December 31, 2011. For Mr. Warner, the amount is the annual cash bonus he would have received for the fiscal year ended December 31, 2012. The annual cash bonus is payable to Messrs. Mitchell, Copple, Fernandes and Cavalier in a lump sum within 30 days of termination, and to Mr. Warner at the same time as the annual cash bonus payments are made to other similarly situated active executives pursuant to the terms of the Bonus Plan.
(3)	The amounts reported are calculated as follows: welfare benefit plans and insurance programs for a period of 12 months for Mr. Mitchell and 24 months for Messrs. Warner, Copple, Fernandes and Cavalier. Disability insurance includes premiums for long-term disability, individual disability income protection and short-term disability.
(4)	Mr. Mitchell is entitled to receive tax preparation assistance for five years following the date of termination. We estimate the cost of such preparation to be approximately $17,300 per year for five years. Messrs. Warner, Copple, Fernandes and Cavalier are entitled to use our office space for a period of three months following the date of termination. The reported amount is based on the use of a 144 square foot office at a rental rate of approximately $23 per square foot per annum.
(5)	The amounts reported have been determined based on the following provisions in the respective employment agreements.

Pursuant to the Restated Employment Agreement, any outstanding equity award with time-based vesting provisions shall immediately become vested as of the termination date. Any equity awards with performance-based vesting provisions shall remain outstanding through the remainder of the applicable performance period and if or to the extent the performance provisions are attained, shall vest without regard to any continued employment requirement.

Based on the above provisions, Mr. Warner would have vested in 139,545 shares of restricted stock and 157,221 performance awards (in the form of restricted stock units).

Pursuant to the employment agreements of Messrs. Copple, Fernandes and Cavalier, any outstanding equity award with time-based vesting provisions shall vest on a pro rata basis. Any equity awards with performance-based vesting provisions shall remain outstanding through the remainder of the applicable performance period and if or to the extent the performance provisions are attained, shall vest without regard to any continued employment requirement on a pro rata basis. The pro rata basis for the equity awards is based on the percentage determined by dividing (i) the number of days from and including the grant date of such equity award through the termination date of the executive’s employment, by (ii) the number of days from the grant date to the full vesting date/end of the applicable performance period, as applicable, of such equity awards.

Based on the above provision, the total number of equity awards that each of Messrs. Copple, Fernandes and Cavalier would have vested in on December 31, 2012 are as follows:

Restricted Stock:

Name	Number of Shares
Robert Copple	64,791
Valmir Fernandes	53,077
Michael Cavalier	54,451

Performance awards (in the form of restricted stock units), based on the assumption that the maximum IRR would be achieved over the performance period:

Name	Number of Shares
Robert Copple	117,364
Valmir Fernandes	86,109
Michael Cavalier	96,717

There were no outstanding stock options for any of the named executive officers as of December 31, 2012.

The values of the equity awards have been calculated using the closing price of Cinemark Holdings’ common stock on December 31, 2012 of $25.98 per share.

Potential Payments upon Termination for Cause

If a named executive officer terminates his employment voluntarily, or is terminated for cause, we are only required to pay such named executive officer any accrued unpaid annual base salary through the date of such termination.

Potential Payments upon Termination due to Change-in-Control

The employment agreements with the named executive officers require us to provide compensation in the event of a termination of employment by Cinemark Holdings within one year of a change-in-control (as defined in the employment agreement). There is no change-in-control provision in Mr. Mitchell’s employment agreement. The amount of compensation payable to Messrs. Stock, Warner, Copple and Fernandes upon such termination is listed in the table below, assuming such triggering event occurred on December 31, 2012.

Name	Salary(1)	Bonus(2)	Health Insurance(3)	Life and Disability Insurance(3)	Assistance(4)	Value of Equity Awards(5)	Total
Lee Roy Mitchell	—	—	—	—	—	—	—
Tim Warner	$1,400,000	$1,602,387	$26,403	$10,605	$828	$7,709,981	$10,750,204
Robert Copple	$1,000,000	$1,296,370	$31,305	$11,245	$828	$6,832,558	$9,172,306
Valmir Fernandes	$728,280	$933,123	$31,305	$12,308	$828	$5,411,010	$7,116,854
Michael Cavalier	$724,550	$873,913	$31,305	$12,298	$828	$5,666,862	$7,309,756

(1)	The amounts reported are calculated as follows: two times the annual base salary in effect as of December 31, 2012 payable in a lump sum within 30 days of such termination.

(2)	The amounts reported are calculated as follows: the sum of the annual cash bonus the named executive officer would have received for the fiscal year ended December 31, 2012 and one and a half times the annual cash bonus received by the named executive officer for the fiscal year ended December 31, 2011 payable in a lump sum within 30 days of such termination.
(4)	The amounts reported are calculated as follows: welfare benefit plans and insurance programs for a period of 30 months. Disability insurance includes premiums for long-term disability, individual disability income protection and short-term disability.
(5)	Messrs. Warner, Copple, Fernandes and Cavalier are entitled to use our office space for a period of three months following the date of termination. The reported amount is based on the use of a 144 square foot office at a rental rate of approximately $23 per square foot per annum.
(6)	The amounts reported have been determined based on the following provision in the respective employment agreements: upon termination due to change-in-control, any outstanding equity award granted to the named executive officer shall be fully vested and exercisable and all restrictions shall lapse.

Based on the above provision, the total number of equity awards that would have vested on an accelerated basis for each named executive officer upon termination due to a change-in-control on December 31, 2012 are as follows:

Restricted Stock:

Name	Number of Shares
Tim Warner	139,545
Robert Copple	125,155
Valmir Fernandes	105,432
Michael Cavalier	106,032

Performance awards (in the form of restricted stock units), based on the assumption that the maximum IRR would be achieved over the performance period:

Name	Number of Shares
Tim Warner	157,221
Robert Copple	137,838
Valmir Fernandes	102,844
Michael Cavalier	112,092

The values of the equity awards have been calculated using the closing price of Cinemark Holdings’ common stock on December 31, 2012 of $25.98 per share.

Potential Payments upon Termination due to Death or Disability

The employment agreements with the named executive officers require us to provide compensation in the event of a termination of employment as a result of the death or disability of such named executive officer. The amount of compensation payable to each named executive officer upon such termination is listed in the table below, assuming such triggering event occurred on December 31, 2012.

Name	Salary(1)	Bonus(2)	Health Insurance(3)	Life and Disability Insurance(3)	Value of Equity Awards(4)	Total
Lee Rov Mitchell	$851,758	$1,135,409	$6.159	$99,888	$—	$2,093,214
Tim Warner	$700,000	$933.310	$10,561	$4.242	$991,553	$2,639,666
Robert Copple	$500,000	$666.650	$12,522	$4.498	$911,249	$2,094,919
Valmir Fernandes	$364,140	$364.131	$12,522	$4.923	$754,018	$1,499,734
Michael Cavalier	$362,275	$362.266	$12,522	$4.919	$769,476	$1,511,458

(1)	The amounts reported are the annual base salary of each named executive officer in effect as of December 31, 2012, payable as a lump sum.

(2)	The amounts reported are the annual bonus each named executive officer would have received for the fiscal year ended December 31, 2012. See Summary Compensation Table for 2012.
(3)	The amounts reported are calculated as follows: welfare benefit plans and insurance programs for a period of 12 months. Disability insurance includes premiums for long-term disability, individual disability income protection and short-term disability.
(4)	Pursuant to the Restated Incentive Plan, upon termination due to death or disability, the participant or the participant’s estate or representative shall be entitled to receive any previously vested equity awards. Additionally, pursuant to the Restated Incentive Plan, upon death or disability, the lesser of, (a) an additional twenty percent (20%) of the shares of Cinemark Holdings’ common stock covered by an individual option or restricted award and (b) the remaining amount of unvested shares of Cinemark Holdings’ common stock covered by the option or restricted award shall become vested and exercisable.

Pursuant to the above, the total number of equity awards that would have vested and be exercisable upon death or disability of each named executive officer would be as follows:

Restricted Stock:

Name	Number of Shares
Tim Warner	38,166
Robert Copple	35,075
Valmir Fernandes	29,023
Michael Cavalier	29,618

There were no outstanding stock options for any of the named executive officers as of December 31, 2012.

The values of the equity awards have been calculated using the closing price of Cinemark Holdings’ common stock on December 31, 2012 of $25.98 per share.

Compensation Committee Interlocks and Insider Participation

None of our executive officers served as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving on the Holdings Board or on the Compensation Committee. Messrs. Chereskin and Dombalagian served as the members of the Compensation Committee during the last completed fiscal year.

Director Compensation

In order to attract and retain qualified non-employee directors, Cinemark Holdings adopted a Non-Employee Director Compensation Policy in August 2007, by which non-employee directors are compensated for their service to Cinemark Holdings. Only those members of the Holdings Board who constitute non-employee directors are eligible to receive compensation under this policy. Non-employee directors include any member of the Holdings Board who (i) is neither Cinemark Holdings’ employee nor an employee of any of its subsidiaries; and (ii) is not an employee of any of Cinemark Holdings’ stockholders with contractual rights to nominate directors.

Each non-employee director receives the following annual compensation in connection with the service of such non-employee director as a member of the Holdings Board:

(a)	A base director retainer of $50,000;

(b)	An additional retainer of $20,000 if such non-employee director serves as the Chairman of the Audit Committee of the Holdings Board;

(c)	An additional retainer of $10,000 if such non-employee director serves as a member of the Audit Committee of the Holdings Board, other than the Chairman of the Audit Committee;

(d)	An additional retainer of $10,000 if such non-employee director serves as the Chairman of the Compensation Committee;

(e)	An additional retainer of $5,000 if such non-employee director serves as a member of the Compensation Committee, other than the Chairman of the Compensation Committee; and

(f)	An additional retainer of $5,000 if such non-employee director serves as a member of the Nominating and Corporate Governance Committee of the Holdings Board.

Annual compensation is paid in four equal quarterly installments at the end of each quarter for services rendered during the quarter. Additionally, on an annual basis, the non-employee directors receive a grant of restricted stock of Cinemark Holdings’ common stock valued at $100,000. The number of shares of restricted stock to be issued is determined by dividing $100,000 by the fair market value of a share of Cinemark Holdings’ common stock on the grant date, rounded down to the nearest whole share. The initial award and each annual award generally vest on the first anniversary of the date of the grant, subject to the non-employee director’s continued service Cinemark Holdings through the vesting date. An employee director who ceases to be an employee, but who remains a director, will not receive an initial award or an annual award for any remaining term or renewal term of office during which such director does not qualify as an independent director under applicable Commission rules and NYSE listing standards. All grants of restricted stock are made pursuant to the Restated Incentive Plan.

Members of the Holdings Board who are also officers or employees of Cinemark Holdings or its subsidiaries do not receive compensation for their services as a director. All directors are reimbursed for expenses incurred for each board meeting that they attend.

The following table sets forth certain information regarding the compensation of Cinemark Holdings’ directors for year ended December 31, 2012.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Other Compensation ($)(3)	Total ($)
Benjamin D. Chereskin	65,000	99,988	3,856	168,844
Vahe A. Dombalagian	60,000	99,988	1,828	161,816
Peter R. Ezersky	60,000	99,988	3,856	163,844
Steven P. Rosenberg	60,000	99,978	3,904	163,882
Enrique F. Senior	50,000	99,988	3,856	153,844
Carlos M. Sepulveda	70,000	99,988	3,856	173,844
Donald G. Soderquist	50,000	99,988	3,856	153,844
Roger T. Staubach	50,000	99,988	3,856	153,844
Raymond W. Syufy	50,000	—	—	50,000

(1)	Fees earned by our non-employee directors pursuant to Cinemark Holdings’ Non-Employee Director Compensation Policy. P) Under the Non-Employee Director Compensation Policy, in April 2012, Mr. Rosenberg received the annual stock grant of 4,528 shares of restricted stock and in July 2012, Messrs. Chereskin, Dombalagian, Ezersky, Senior, Sepulveda, Staubach and Soderquist each received the annual stock grant of 4,353 shares of restricted stock.
(2)	The grant date fair value of the restricted stock awarded to Mr. Rosenberg in April 2012 was calculated using the closing price of Cinemark Holdings’ common stock on April 2, 2012 of $22.08 per share.

The grant date fair value of the restricted stock awarded to each of Messrs. Chereskin, Dombalagian, Ezersky, Senior, Sepulveda, Staubach and Soderquist in July 2012 was calculated using the closing price of Cinemark Holdings’ common stock on July 2, 2012 of $22.97 per share.

The grant date fair value of each equity award has been determined in accordance with FASB ASC Topic 718.

See Note 19 to the Cinemark Holdings 2012 Form 10-K for discussion of the assumptions used in determining the fair values of these share based awards, including forfeiture assumptions and the period over which the Company will recognize compensation expense for such awards.

(3)	The amounts reported are dividends paid during 2012 on the shares of unvested restricted stock. See “Security Ownership of Certain Beneficial Owners and Management.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

All of our outstanding common stock is beneficially owned by Cinemark Holdings. The following table presents information regarding beneficial ownership of Cinemark Holdings’ common stock as of July 5, 2013 by:

•	each person known by us to beneficially hold five percent or more of Cinemark Holdings’ common stock;

•	each of Cinemark Holdings’ directors;

•	each of Cinemark Holdings’ named executive officers; and

•	all of Cinemark Holdings’ executive officers and directors as a group.

Beneficial ownership has been determined in accordance with the applicable rules and regulations, promulgated under the Exchange Act. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Cinemark Holdings’ common stock, subject to options that are currently exercisable or exercisable within 60 days of July 5, 2013, are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership is based on 115,338,613 shares of Cinemark Holdings’ common stock issued and outstanding as of July 5, 2013. As of July 5, 2013, there were 159 holders of record of Cinemark Holdings’ common stock.

	Beneficial Ownership
Names of Beneficial Owner	Number(1)	Percentage
5% Stockholders
BlackRock, Inc.(2)	7,530,377	6.5%
FMR LLC(3)	9,255,187	8.0%
Directors and Named Executive Officers
Lee Roy Mitchell(4)	10,122,845	8.5%
Tim Warner(5)	135,985	*
Robert Copple(6)	172,761	*
Valmir Fernandes(7)	119,596	*
Michael Cavalier(8)	125,463	*
Benjamin D. Chereskin(9)	57,244	*
Vahe A. Dombalagian(10)	14,574	*
Peter R. Ezersky(10)	24,218	*
Steven P. Rosenberg(11)	36,214	*
Enrique F. Senior(12)	42,325	*
Carlos M. Sepulveda(12)	42,325	*
Roger T. Staubach(12)	42,325	*
Donald G. Soderquist(12)	42,325	*
Raymond W. Syufy	—
Executive Officers & Directors as a Group (16 persons)(13)	11,060,760	9.6%

*	Less than 1%.
(1)

In computing the number of shares of Cinemark Holdings’ common stock beneficially owned by a person and the percentage ownership of that person, Cinemark Holdings deemed outstanding shares of common stock subject to options held by that person that were currently exercisable at, or were exercisable within 60 days of, July 5, 2013. Cinemark Holdings did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

(2)	Based upon statements in Schedule 13G/A filed by Black Rock, Inc., on February 6, 2013. The address of Black Rock Inc. is 40 East 52nd Street, New York, NY 10022.
(3)	Based upon statements in Schedule 13G/A filed by FMR LLC, on February 14, 2013. The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.
(4)

Includes 4,419,095 shares of Cinemark Holdings’ common stock owned by The Mitchell Special Trust. Mr. Mitchell is the co-trustee of The Mitchell Special Trust. Mr. Mitchell expressly disclaims beneficial ownership of all shares held by The Mitchell Special Trust.

(5)	Includes 113,160 shares of restricted stock.
(6)	Includes 117,528 shares of restricted stock.
(7)	Includes 100,933 shares of restricted stock.
(8)	Includes 98,979 shares of restricted stock.
(9)

Includes 3,581 shares of restricted stock. The reported shares include 3,568 shares held by LEGATUM Partners, L.P. of which Mr. Chereskin is the beneficial owner and 9,736 shares held in a grantor trust of which Mr. Chereskin’s spouse is a trustee.

(10)	Includes 3,581 shares of restricted stock.
(11)	Includes 3,401 shares of restricted stock.
(12)	Includes 3,581 shares of restricted stock.
(13)	Includes 523,554 shares of restricted stock. There are no shares of Cinemark Holdings’ common stock issuable upon the exercise of options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Holdings Board has adopted a written policy supplementing our Code of Business Conduct and Ethics relating to the review, approval and ratification of transactions between us and “related parties” as generally defined by applicable rules under the Securities Act. The policy covers any related party transaction in which the amount involved exceeds $120,000. The Holdings Board has determined that its Audit Committee is best suited to review and approve related party transactions, although in certain circumstances the Holdings Board may determine that a particular related party transaction be reviewed and approved by a majority of disinterested directors. In reviewing and approving a related party transaction, the Holdings Board’s Audit Committee, after satisfying itself that it has received full all material information regarding the related party transaction under review, shall approve based upon the determination whether the transaction is fair and in the best interest of Cinemark Holdings and us. Management recommends any proposed related party transaction to be entered into by Cinemark Holdings or the Company at an Audit Committee meeting. If management becomes aware of a proposed or existing related party transaction that has not been pre-approved by the Audit Committee, management shall promptly notify the Chairman of the Audit Committee who shall submit such related party transaction to the audit committee for approval or ratification if the Audit Committee determines that such transaction is fair to Cinemark Holdings or the applicable subsidiary. If management, in consultation with our Chief Executive Officer, Chief Financial Officer or General Counsel determines that it is not practicable to wait until the next Audit Committee meeting, the Chairman of the Audit Committee has been delegated the authority during this period to review, consider and approve any such transaction. In such event, the Chairman of the Audit Committee shall report any related party transaction approved by him or her at the next Audit Committee meeting. The Audit Committee may establish guidelines it determines are necessary and appropriate for management to follow in dealings with related parties and related party transactions. The procedures followed in considering a related party transaction are evidenced in the resolutions and minutes of the meeting of the Audit Committee or the Holdings Board, as applicable.

Certain Agreements

Plitt Plaza Joint Venture

We leased one theatre from Plitt Plaza Joint Venture, or Plitt Plaza. Plitt Plaza is indirectly owned by Lee Roy Mitchell. We closed this theatre during March 2010. We recorded approximately $0.1 million related to the termination of the lease during the year ended December 31, 2010.

Laredo Theatre

We manage two theatres for Laredo Theatre, Ltd., or Laredo. We are the sole general partner and own 75% of the limited partnership interests of Laredo. Lone Star Theatres, Inc. owns the remaining 25% of the limited partnership interests in Laredo and is 100% owned by Mr. David Roberts, Lee Roy Mitchell’s son-in-law. Under the agreement, management fees are paid by Laredo to us at a rate of 5% of annual theatre revenues up to $50 million and 3% of annual theatre revenues in excess of $50 million. We recorded $0.1 million, $0.5 million and $0.5 million of management fee revenues during the years ended December 31, 2010, 2011 and 2012, respectively. As the sole general partner and the majority limited partner of Laredo, we control the affairs of the limited partnership and have the rights to dissolve the partnership or sell the theatre. We also have a license agreement with Laredo permitting Laredo to use the “Cinemark” service mark, name and corresponding logos and insignias in Laredo, Texas.

Copper Beech LLC

Effective September 2, 2009, we entered into an Aircraft Time Sharing Agreement, or the Aircraft Agreement, with Copper Beech Capital, LLC, a Texas limited liability company, or the Operator, for the use of an aircraft and flight crew on a time sharing basis. Lee Roy Mitchell and his wife, Tandy Mitchell, own the membership interests of the Operator. Prior to the execution of the Aircraft Agreement, we had an informal agreement with the Operator to use, on occasion, a private aircraft owned by the Operator. The private aircraft is used by Mr. Mitchell and other executives who accompany Mr. Mitchell to business meetings for us. The Aircraft Agreement specifies the maximum amount that the Operator can charge us under the applicable regulations of the Federal Aviation Administration for the use of the aircraft and flight crew. We will pay the Operator the direct costs and expenses related to fuel, pilots, landing fees, storage fees, insurance obtained for the specific flight, flight planning, weather contract services and expenses such as in-flight food and beverage services and passenger ground transportation incurred during a trip. We paid Copper Beech Capital, LLC for the use of the aircraft in the aggregate amount of approximately $0.1 million during each of the years ended December 31, 2010, 2011 and 2012.

Family Relationships

Tandy Mitchell, wife of Mr. Mitchell, is an employee of the Company and received total compensation of $176,694 from the Company for the 2012 fiscal year. Such amount included annual base salary, benefits (health, life and disability insurance) and an annual cash bonus for the 2012 fiscal year. Walter Hebert III, Senior Vice President—Purchasing of the Company is the brother-in-law of Mr. Mitchell. There is no employment agreement between Mr. Hebert and the Company. Mr. Hebert is a participant to the Restated Incentive Plan and the Bonus Plan. Mr. Hebert’s summary compensation in 2012 was $775,919, which included his salary of $245,232, benefits (health, life and disability insurance) of $7,546, annual matching contribution to 401(K) of $13,125, an annual cash bonus for the 2012 fiscal year of $114,439, dividends received during 2012 on unvested restricted stock and vested performance awards (in the form of restricted stock units) that vested in March 2012 of $38,379 and the grant date fair market values of restricted stock award of $250,043 and performance awards (in the form of restricted stock units) of $107,155 (based on maximum vesting and subject to the Company achieving pre-established performance targets and Mr. Hebert’s continued employment through March 2016).

Century Theatres

Our subsidiary, Century Theatres, currently leases 18 theatres and one parking facility from Syufy Enterprises or affiliates of Syufy Enterprises. Raymond Syufy, a director, is an officer of the general partner of Syufy Enterprises. Of the 19 leases, 16 have fixed minimum annual rent. The three leases without minimum annual rent have rent based upon a specified percentage of gross sales as defined in the lease with no minimum annual rent. For the years ended December 31, 2010, 2011 and 2012, we paid total rent to Syufy Enterprises of approximately $18.1 million, $18.9 million and $18.6 million, respectively.

Director Nomination Agreement

On April 9, 2007, immediately prior to Cinemark Holdings’ initial public offering, it entered into the Director Nomination Agreement with certain stockholders permitting those certain stockholders to designate persons for appointment or nomination for election to the Holdings Board. Pursuant to the Director Nomination Agreement, MDCP had the right to designate five nominees to the Holdings Board, the Mitchell Investors (as defined in the Director Nomination Agreement) have the right to designate two nominees to the Holdings Board, Syufy Enterprises had the right to designate one nominee to the Holdings Board and the Quadrangle Investors (as defined in the Director Nomination Agreement) had the right to designate one nominee to the Holdings Board. Currently, only the Mitchell Investors have a right to designate two nominees to the Holdings Board pursuant to the Director Nomination Agreement. MDCP, Syufy Enterprises and Quadrangle Investors no longer have any beneficial ownership in Cinemark Holdings’ common stock. However, Mr. Benjamin Chereskin and Mr. Vahe Dombalagian (former nominees of MDCP), Mr. Peter Ezersky (former nominee of Quadrangle Investors) and Mr. Ray Syufy (former nominee of Syufy Enterprises) are continuing as directors subject to their re-election upon the expiry of their terms.

DESCRIPTION OF EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this description, the word “Company” refers only to Cinemark USA, Inc. and not to any of its subsidiaries or its Parent Entities.

The Company issued the Initial Notes, and will issue the Exchange Notes, under the Indenture dated May 24, 2013, among itself, the Guarantors and Wells Fargo Bank, N.A., as trustee. The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The aggregate principal amount of Notes issuable under the Indenture is unlimited, although the issuance of Exchange Notes in this exchange offering will be limited to an aggregate principal amount of $530,000,000. The form of Exchange Notes will be identical in all material respects to that of the Initial Notes except that the Exchange Notes have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer and the registration rights will not apply to the Exchange Notes. The Exchange Notes will not represent new Indebtedness of the Company. We may issue an unlimited principal amount of Additional Notes having identical terms and conditions as the Exchange Notes, subject to our compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same issue as the Exchange Notes and will vote on all matters with the holders of the Exchange Notes.

The following description is a summary of the material provisions of the Indenture. It does not restate that agreement in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as Holders of the Exchange Notes. Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the Indenture.

The registered Holder of an Exchange Note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the Indenture.

Brief Description of the Exchange Notes and the Subsidiary Guarantees

The Exchange Notes will:

•	be general senior unsecured obligations of the Company;

•	be limited to an aggregate principal amount of $530,000,000, subject to our ability to issue Additional Notes;

•	mature on June 1, 2023;

•	rank equal in right of payment with any existing and future Senior Debt of the Company, including Indebtedness of the Company under the Credit Agreement and the Existing 2022 Senior Notes;

•	be structurally subordinated to Indebtedness and other liabilities, including trade payables, of the Company’s non-Guarantor Subsidiaries;

•	rank effectively junior in right of payment to any secured Indebtedness of the Company to the extent of the value of the collateral securing that Indebtedness, including Indebtedness of the Company under the Credit Agreement which is secured by a pledge of the Capital Stock of certain of the Company’s domestic subsidiaries and by certain of the Company’s real property and substantially all of the Company’s personal and intangible property; and

•	rank senior in right of payment to all existing and future subordinated Indebtedness of the Company, including the Existing 2021 Subordinated Notes.

The Exchange Notes will be guaranteed by each of the Company’s Restricted Subsidiaries that guarantees any of the Company’s or a Guarantors’ Indebtedness.

Each Subsidiary Guarantee will:

•	be a general senior unsecured obligation of such Guarantor;

•	rank equal in right of payment with any existing and future Senior Debt of such Guarantor, including the guarantees by such Guarantor of the Credit Agreement and the Existing 2022 Senior Notes;

•	be structurally subordinated to Indebtedness and other liabilities, including trade payables, of such Guarantor’s Subsidiaries that are not Guarantors;

•	rank effectively junior in right of payment to any secured Indebtedness of such Guarantor to the extent of the value of the collateral securing that Indebtedness, including the guarantee by such Guarantor of Indebtedness under the Credit Agreement; and

•	rank senior in right of payment to any existing and future subordinated Indebtedness of such Guarantor, including the Existing 2021 Subordinated Notes.

At March 31, 2013, on an as adjusted basis, after giving effect to the Refinancing Transactions, the Company would have had total Senior Debt of approximately $1,628.3 million and total subordinated Indebtedness of approximately $200.0 million. As of March 31, 2013, on the same basis, the Guarantors would have had total Senior Debt of approximately $1,628.3 million (including their Guarantees of the Credit Agreement, the Existing 2022 Senior Notes and the Initial Notes) and total subordinated Indebtedness of approximately $200.0 million (representing their Guarantees of the Existing 2021 Subordinated Notes). Subject to certain limitations, the Company and its Restricted Subsidiaries may incur other Indebtedness in the future, including secured Indebtedness. Moreover, the Indenture does not impose any limitation on the incurrence by the Company and its Restricted Subsidiaries of liabilities that are not considered Indebtedness under the Indenture.

Not all of our Subsidiaries will Guarantee the Exchange Notes. For the three months ended March 31, 2013, our non-Guarantor Subsidiaries generated in the aggregate approximately $189.6 million, or 34.6%, of our consolidated revenues. As of March 31, 2013, our non-Guarantor Subsidiaries on a combined basis accounted for approximately $1,094.3 million, or 28.3%, of our consolidated total assets. As of such date, the Indebtedness and other liabilities (other than Indebtedness and other liabilities owed to the Company or a Guarantor) of our non-Guarantor Subsidiaries were approximately $280.1 million, and the Exchange Notes and the Subsidiary Guarantees would have been structurally subordinated to such Indebtedness and other liabilities. The Indenture permits, subject to certain limitations, the Company’s non-Guarantor Subsidiaries to incur additional Indebtedness and other liabilities. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s non-Guarantor Subsidiaries, such Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Company or any Guarantor.

As of the Issue Date, all of the Company’s Subsidiaries other than Cinemark Media, Inc. were “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” the Company will be permitted to designate additional Subsidiaries as “Unrestricted Subsidiaries.” The Company’s Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture. Unrestricted Subsidiaries and certain Restricted Subsidiaries will not guarantee the Exchange Notes. Cinemark Media, Inc. conducts no independent operations and its primary assets are its ownership interests in National CineMedia, Inc., DCIP and DCDC Holdings, Inc.

Principal, Maturity and Interest

The Company will issue Exchange Notes up to a maximum aggregate principal amount of $530,000,000. The Company may issue Additional Notes from time to time after this offering. Any offering of Additional Notes is subject to the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The Notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Notes will mature on June 1, 2023.

Interest on the Notes will accrue at a rate of 4.875 % per annum and will be payable semi-annually in arrears on June 1 and December 1, commencing on December 1, 2013. We will pay interest to those persons who were Holders of record on the May 15 and November 15 immediately preceding the related interest payment dates.

Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and Additional Interest, if any, on that Holder’s Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the Holders of the Notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Subsidiary Guarantees

The Notes will be guaranteed by each of the Company’s current and future Restricted Subsidiaries that guarantees, assumes or in any other manner becomes liable with respect to any Indebtedness of the Company or any Guarantor. The Guarantors will, jointly and severally, unconditionally guarantee on a senior unsecured basis the Company’s obligations under the Notes and all obligations under the Indenture. The Guarantors will agree to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) incurred by the trustee or the Holders in enforcing any rights under the Subsidiary Guarantees. The obligations of the Guarantors under the Subsidiary Guarantees will rank equally in right of payment with other Indebtedness of such Guarantor, except to the extent such other Indebtedness is expressly subordinated to the obligations arising under the Subsidiary Guarantees.

The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless immediately after giving effect to the transaction, no Default or Event of Default exists.

The Subsidiary Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of the Company, if the sale or other disposition complies with the applicable provisions of the Indenture; or

(2) in connection with any sale, exchange or transfer of the Capital Stock of a Guarantor, after which such Guarantor is no longer a Subsidiary of the Company, so long as the sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture; or

(3) if the Company designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture; or

(4) upon the discharge of the Notes in accordance with the legal defeasance provisions of the Indenture; or

(5) upon the release, termination or satisfaction of the Guarantor’s guarantee or assumption of certain other Indebtedness as more particularly described in the covenant under the caption “—Certain Covenants—Future Guarantors.”

Optional Redemption

Except as described below, the Notes will not be redeemable at the Company’s option prior to June 1, 2018.

At any time prior to June 1, 2016, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture (including any Additional Notes) at a redemption price of 104.875% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, with funds in an amount equal to the net cash proceeds of one or more Equity Offerings by the Company, provided that:

(1) at least 65% of the principal amount of notes issued under the Indenture (including any additional notes) remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company or any of its Subsidiaries); and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

On and after June 1, 2018, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice except that a redemption notice may be sent more than 60 days prior to a redemption if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the 12-month period beginning on June 1 of the years indicated below:

Year	Percentage
2018	102.438%
2019	101.625%
2020	100.813%
2021 and thereafter	100.000%

If the redemption date is on or after an interest payment record date and on or before the related interest payment date, the accrued and unpaid interest and Additional Interest, if any, will be paid to the Holder in whose name the Note is registered at the close of business on such record date, and no additional interest or Additional Interest, if any, will be payable to Holders whose Notes will be subject to redemption by the Company.

In addition, at any time and from time to time prior to June 1, 2018, the Company may, at its option, redeem all or a portion of the Notes at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium with respect to the notes plus accrued and unpaid interest, if any, thereon to the redemption date. Notice of such redemption must be sent to Holders of the Notes called for redemption not less than 30 nor more than 60 days prior to the redemption date. The notice need not set forth the Applicable Premium but only the manner of calculation of the redemption price. The Indenture provides that, with respect to any such redemption, the Company will notify the trustee of the Applicable Premium with respect to the Notes promptly after the calculation and that the trustee will not be responsible for such calculation.

Notice of any redemption or purchase of the Notes (including upon an Equity Offering or in connection with a transaction (or series of related transactions) that constitute a Change of Control) may, at the Company’s discretion, be given prior to the completion thereof and be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering or Change of Control. In addition, if such redemption or purchase is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Company’s discretion, the redemption or purchase date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption or purchase may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption or purchase date, or by the redemption or purchase date so delayed. In addition, the Company may provide in such notice that payment of the redemption or purchase price and performance of the Company’s obligations with respect to such redemption or purchase may be performed by another Person.

“Adjusted Treasury Rate” means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities” for the maturity corresponding to the Comparable Treasury Issue with respect to the Notes called for redemption (if no maturity is within three months before or after June 1, 2018, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third business day immediately preceding the redemption date, plus, in the case of each of clause (i) and (ii), 0.50%.

“Applicable Premium” means, at any redemption date, the excess of (A) the present value at such redemption date of (1) the redemption price of the Notes on June 1, 2018 (such redemption price being described above in the third paragraph of this “—Optional Redemption” section) plus (2) all required remaining scheduled interest payments due on the Notes through June 1, 2018 (excluding accrued and unpaid interest), computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of the Notes on such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to June 1, 2018, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to June 1, 2018.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (ii) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the trustee, Reference Treasury Dealer Quotations for the redemption date.

“Quotation Agent” means the Reference Treasury Dealer selected by the trustee after consultation with the Company.

“Reference Treasury Dealer” means any three nationally recognized investment banking firms selected by the Company that are primary dealers of Government Securities.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue with respect to the Notes, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day immediately preceding the redemption date.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis (and in the case of global notes, on as near a pro rata basis as practical, subject to the applicable procedures of the Depository Trust Company or other depositary for the Notes), by lot or by such method as the trustee deems fair and appropriate.

No Notes of $2,000 in aggregate principal amount or less can be redeemed in part. Except as otherwise specified, notices of redemption will be sent as provided in the Indenture at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address, except that redemption notices may be sent more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder of Notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. Unless the Company defaults in paying the redemption price, on and after the redemption date, interest and Additional Interest, if any, will cease to accrue on Notes or portions of them called for redemption.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, the Company will be required to make an offer (a “Change of Control Offer”) to each Holder of Notes to repurchase all or any part (equal to $1,000 in principal amount or an integral multiple thereof) of that Holder’s Notes on the terms set forth in the Indenture. In the Change of Control Offer, the Company will offer a payment in cash (the “Change of Control Payment”) equal to 101% of the principal amount of the Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the Notes repurchased to the date of purchase (a “Change of Control Payment Date”). Within 30 days following any Change of Control, the Company will send a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is sent, pursuant to the procedures required by the Indenture and described in such notice.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The paying agent will promptly mail to each Holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

The Credit Agreement restricts, and future agreements may also restrict, the Company’s right to repurchase the notes as a result of a Change of Control.

If the Change of Control Payment Date is on or after an interest payment record date and on or before the related interest payment date, any accrued and unpaid interest and Additional Interest, if any, will be paid to the Holder in whose name a Note is registered at the close of business on such record date, and no other interest or Additional Interest, if any, will be payable to Holders who tender pursuant to the Change of Control Offer.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer or if an irrevocable notice of redemption has been given pursuant to the Indenture in accordance with the provisions set forth under the caption “—Optional Redemption.”

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole to any person other than a Permitted Holder. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Company to make a Change of Control Offer.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

Certain Covenants

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable (a) in Equity Interests (other than Disqualified Stock) of the Company or (b) to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any Parent Entity held by Persons other than the Company or a Restricted Subsidiary (other than in exchange for Capital Stock of the Company (other than Disqualified Stock));

(3) make any payment of principal on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness (other than any Indebtedness of the Company owing to and held by a Guarantor or Indebtedness of a Guarantor owing to and held by the Company or any other Guarantor permitted under the Indenture) that is subordinated to the Notes or the Subsidiary Guarantees, if any, except a payment of principal at the Stated Maturity thereof, other than any purchase, repurchase, redemption, defeasance or other acquisition or retirement of any such Indebtedness made in anticipation of a sinking fund obligation, principal installment or final maturity, in each case, within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement; or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the Start Date (including Restricted Payments permitted by clauses (1), (9), (12) and (13) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph; all payment calculations being made as if this covenant had been in effect as of the Start Date and at all times thereafter), is less than the sum, without duplication, of:

(a) (i) Consolidated Cash Flow of the Company and its Restricted Subsidiaries on a consolidated basis for the Restricted Payments Computation Period, minus (ii) (A) for the period from the Start Date to March 31, 2011, 2.0 and (B) thereafter, 1.7, multiplied by Fixed Charges of the Company and its Restricted Subsidiaries on a consolidated basis for the Restricted Payments Computation Period, plus

(b) 100% of the aggregate net cash proceeds and the fair market value of marketable securities and other property received by the Company or any Guarantor since immediately after the Start Date from the sale of:

(i)(A) Equity Interests of the Company, excluding cash proceeds and the fair market value of marketable securities or other property received from the sale of Equity Interests to members of management, directors or consultants of the Company, any Parent Entity and the Company’s Subsidiaries after the Start Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (5) of the next succeeding paragraph; and

(B) to the extent such net cash proceeds or marketable securities or other property are actually contributed to the Company, Equity Interests of the Parent Entities (excluding contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (5) of the next succeeding paragraph); or

(ii) debt securities of the Company that have been converted into or exchanged for such Equity Interests of the Company (or any Parent Entity);

provided, however, that this clause (b) shall not include the proceeds from (X) Equity Interests or convertible debt securities of the Company sold to a Restricted Subsidiary, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions or Equity Interests used to make a Permitted Investment pursuant to clause (8) of the definition of Permitted Investments; plus

(c) 100% of the aggregate amount of cash and the fair market value of marketable securities or other property contributed to the capital of the Company following the Start Date (other than by a Restricted Subsidiary and other than by any Excluded Contributions); plus

(d) 100% of the aggregate amount received in cash and the fair market value of marketable securities or other property received after the Start Date by means of:

(i) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company or its Restricted Subsidiaries and repayments of loans or advances, and releases of Guarantees and other liabilities (other than contingent liabilities), which constitute Restricted Investments by the Company or its Restricted Subsidiaries, in each case after the Start Date; or

(ii) the sale (other than to the Company or a Restricted Subsidiary) of the Equity Interests of an Unrestricted Subsidiary (other than to the extent the Investment in such Unrestricted Subsidiary constituted a Permitted Investment) or a dividend or distribution from an Unrestricted Subsidiary after the Start Date; plus

(e) in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Start Date, the fair market value of the Company’s and its Restricted Subsidiaries’ aggregate interests in such Unrestricted Subsidiary (which, if the fair market value of such interests (other than the value attributable to marketable securities held by such Unrestricted Subsidiary) exceeds $50.0 million, shall be set forth in writing by an accounting, appraisal or investment banking firm of national standing or determined by the Company’s Board of Directors) at the time of the designation of such Unrestricted Subsidiary as a Restricted Subsidiary, other than the amount of the Investments in such Unrestricted Subsidiary made after the Start Date as Permitted Investments hereunder; plus

(f) $300.0 million.

The preceding provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration the dividend or distribution payment would have complied with the provisions of the Indenture;

(2) the payment of principal on or with respect to, or the purchase, redemption, repurchase, retirement, defeasance or other acquisition of, any Indebtedness subordinated to the notes or any Subsidiary Guarantee or of any Equity Interests of the Company or any Parent Entity made by conversion into, in exchange for, or out of the proceeds of the substantially concurrent (a) sale (other than to a Subsidiary of the Company or constituting an Excluded Contribution or Equity Interests used to make a Permitted Investment pursuant to clause (8) of the definition of Permitted Investments) of, Equity Interests of the Company (other than Disqualified Stock and other than Equity Interests issued or sold to an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination) or any Parent Entity or (b) contribution to the capital of the Company (other than by a Subsidiary and other than constituting an Excluded Contribution); provided that the amount of any such proceeds that are utilized for any such payment, purchase, redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clauses (3)(b) and (3)(c) of the preceding paragraph;

(3) the payment of principal on or with respect to, or the purchase, defeasance, redemption, repurchase or other acquisition or retirement of, Indebtedness subordinated to the Notes or any Subsidiary Guarantee with the proceeds from an incurrence of, or in exchange for, Permitted Refinancing Indebtedness that is permitted to be incurred pursuant to the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(4) the declaration and payment of any dividend or distribution by a Restricted Subsidiary of the Company to the holders of its Capital Stock on a pro rata basis;

(5) the purchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Parent Entity held by any current or former employee, director or consultant of the Company, any Parent Entity or any of the Company’s Restricted Subsidiaries (or any permitted transferee of any of the foregoing) pursuant to any management equity subscription agreement, stock option agreement, stock plan or similar agreement; provided that the aggregate price paid for all such purchased, redeemed, acquired or retired Equity Interests may not exceed $7.5 million in any 12-month period (with unused amounts in any 12-month period after the Start Date being carried over to succeeding 12-month periods subject to a maximum carry-over amount of $15.0 million (without giving effect to the following proviso)); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Company and, to the extent contributed to the Company, Equity Interests of any Parent Entity, in each case to members of management, directors or consultants of the Company, any Parent Entity or any of its Subsidiaries that occurs after the Start Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3)(b) of the preceding paragraph; plus

(b) the cash proceeds of key man life insurance policies received by the Company or its Restricted Subsidiaries after the Start Date; less

(c) the amount of any Restricted Payments made in any prior calendar year pursuant to clauses (a) and (b) of this clause (5);

(6) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries or any class or series of preferred stock of a Restricted Subsidiary issued in accordance with the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(7) purchases, redemptions or other acquisitions or retirements of Equity Interests occurring or deemed to occur upon (i) exercise of stock options, warrants or other equity—based awards to the extent such Equity Interests represent a portion of the exercise price of such options, warrants or other equity-based awards and (ii) the exercise of stock options, warrants or other equity-based awards or the vesting or issuance of shares of restricted stock or other Equity Interests to the extent such Equity Interests represent a portion of the tax liability of the holder thereof with respect thereto;

(8) [RESERVED];

(9) repurchases of Indebtedness that is subordinated to the Notes or a Subsidiary Guarantee at a purchase price not greater than (i) 101% of the principal amount of such subordinated Indebtedness in the event of a Change of Control or (ii) 100% of the principal amount of such subordinated Indebtedness in the event of an asset sale outside of the ordinary course of business, and redemptions of preferred Equity Interests, in each case in connection with any change of control offer or asset sale offer required by the terms thereof, but only if the Company has first complied with and fully satisfied its obligations, if any, under the provisions described under “—Repurchase at the Option of Holders—Change of Control”;

(10) Investments that are made with Excluded Contributions;

(11) the declaration and payment of dividends or distributions by the Company or any Restricted Subsidiary of the Company to, or the making of other Restricted Payments to, any Parent Entity in aggregate amounts not to exceed the aggregate amounts required for any such Parent Entities to pay, in each case without duplication,

(a) franchise taxes and expenses required to maintain their corporate existence;

(b) foreign, federal, state and local income and other taxes, to the extent such taxes are attributable to the income, revenue, receipts, capital or margin of the Company and its Restricted Subsidiaries and, to the extent of the amount actually received from their Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income, revenue, receipts, capital or margin of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Company and its Restricted Subsidiaries would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Company, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such Parent Entity;

(c) customary salary, bonus and other benefits payable to officers, directors and employees of any Parent Entity to the extent such salaries, bonuses and other benefits are directly or indirectly attributable to the ownership or operation of the Company and its Restricted Subsidiaries, including the Company’s proportionate share of such amounts relating to any Parent Entity being a public company, including directors’ fees;

(d) general corporate operating and overhead costs and expenses of any Parent Entity to the extent such costs and expenses are directly or indirectly attributable to the ownership or operation of the Company and its Restricted Subsidiaries, including the Company’s proportionate share of the expenses relating to any Parent Entity being a public company; and

(e) reasonable fees and expenses other than to Affiliates of the Company related to any unsuccessful equity or debt offering of such Parent Entity;

(12) so long as no Default or Event of Default shall have occurred and be continuing, the payment of dividends on the Company’s common Capital Stock (or any Restricted Payment to any Parent Entity to fund the payment by such Parent Entity of dividends on such entity’s common Capital Stock) following the consummation after the Start Date of an underwritten public Equity Offering of the Company’s or any Parent Entity’s common Capital Stock of up to 6% per annum of the net cash proceeds received after the Start Date by the Company from any public Equity Offering of common Capital Stock of the Company or contributed after the Start Date to the Company by any Parent Entity from any public Equity Offering of common Capital Stock of the Parent Entity;

(13) the payment of cash in lieu of issuance of fractional shares of Capital Stock in connection with any transaction otherwise permitted under this covenant;

(14) payments to dissenting stockholders not to exceed $5.0 million in the aggregate (A) pursuant to applicable law or (B) in connection with the settlement or other satisfaction of legal claims made pursuant to or in connection with a consolidation, merger or transfer of assets in connection with a transaction that is not prohibited by the Indenture;

(15) the declaration and payment of dividends and distributions by the Company to the holders of its Capital Stock on a pro rata basis in an aggregate amount not to exceed $100.0 million during any 12-month period from and after April 1, 2011; and

(16) the declaration and payment of dividends and distributions by the Company to the holders of its Capital Stock on a pro rata basis of the net after-tax proceeds from sales or other dispositions of the Capital Stock of (a) National CineMedia, LLC and National CineMedia, Inc., or their respective successors, in an aggregate amount not to exceed $65.0 million and (b) RealD, or its successors, in an aggregate amount not to exceed $40.0 million.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Company or, if such fair market value exceeds $35.0 million, by the Board of Directors of the Company.

If any Investment is made pursuant to the first paragraph of this covenant or any clause (other than clause (1)) of the definition of Permitted Investments in a Person that is not a Restricted Subsidiary (other than an Unrestricted Subsidiary) and thereafter such Person becomes a Restricted Subsidiary, such Investment shall thereafter be deemed to have been made pursuant to clause (1) of the definition of Permitted Investments and not pursuant to such first paragraph or other clause for so long as such Person continues to be a Restricted Subsidiary.

As of March 31, 2013, the Company would have been able to make approximately $1,146.8 million of Restricted Payments under the formula set forth in the second clause (3) of the first paragraph of this covenant, subject to the other limitations set forth in this covenant and in the covenants governing the Company’s other indebtedness, and limitations imposed by applicable law. In addition, this covenant will permit the Company to make substantial other Restricted Payments and substantial Permitted Investments.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any Disqualified Stock or shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Debt), issue shares of Disqualified Stock and issue shares of preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit:

(1) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness and letters of credit under one or more Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed $1,700.0 million;

(2) the incurrence by the Company and its Restricted Subsidiaries of Existing Indebtedness (other than Indebtedness described in clauses (1), (3) and (18));

(3) the incurrence by the Company and any Guarantor of Indebtedness represented by the Notes (other than Additional Notes) and the Exchange Notes issued in exchange therefor and any Subsidiary Guarantees of the foregoing;

(4)(a) Indebtedness constituting Capital Lease Obligations and (b) Indebtedness, Disqualified Stock and preferred stock incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal) or equipment (other than software) that is used or useful in a Permitted Business (but excluding the purchase of Capital Stock of any Person), provided that the aggregate amount of Indebtedness, Disqualified Stock and preferred stock incurred pursuant to this clause (4)(b) when aggregated with the then outstanding amount of such obligations under clause (5) incurred to refinance such obligations initially incurred in reliance on this clause (4)(b) does not exceed 7.5% of Consolidated Net Tangible Assets (determined as of the time of such incurrence) at any time outstanding;

(5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (10) or (16) of this paragraph and related interest, premiums, fees and other Obligations;

(6) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness, Disqualified Stock or preferred stock between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(a) if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Company, or the Subsidiary Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness, Disqualified Stock or preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness, Disqualified Stock or preferred stock (but for the avoidance of doubt excluding the grant of a Permitted Lien thereon) to a Person that is neither the Company nor a Restricted Subsidiary of the Company will be deemed, in each case, to constitute an incurrence of such Indebtedness, Disqualified Stock or preferred stock by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations;

(8) the Guarantee by the Company or a Restricted Subsidiary of the Company of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant; provided that in the event such Indebtedness that is being guaranteed is (a) pari passu with the Notes or a Subsidiary Guarantee, as the case may be, then the related Guarantee shall rank equally in right of payment to the Notes or Subsidiary Guarantee, as the case may be, or (b) subordinated to the Notes or a Subsidiary Guarantee, as the case may be, then the related Guarantee shall be subordinated in right of payment to the Notes or such Subsidiary Guarantee, as the case may be;

(9) the accrual of interest or dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock and the incurrence of unrealized losses or charges in respect of Hedging Obligations (including those resulting from the application of ASC Topic 815 (formerly

SFAS 133) and similar provisions), in each case will be deemed not to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant;

(10) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earn-out or other similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or a Restricted Subsidiary, other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the fair market value of the consideration actually received (or, in the case of an acquisition, paid) by the Company and its Restricted Subsidiaries in connection with such transaction;

(11) Indebtedness supported by one or more letters of credit incurred under a Credit Facility in accordance with and pursuant to clause (1) of this paragraph; provided the amount of Indebtedness permitted to be incurred under this clause (11) relating to any such letter of credit shall not exceed the amount of the letter of credit provided for therein; provided, further, upon any reduction, cancellation or termination of the applicable letter of credit, there shall be deemed to be an incurrence of Indebtedness under the Indenture equal to the excess of the amount of such Indebtedness outstanding immediately after such reduction, cancellation or termination over the remaining stated amount, if any, of such letter of credit or the stated amount of any letter of credit issued in replacement of such letter of credit;

(12) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within ten business days of incurrence;

(13) Indebtedness represented by property, liability and workers’ compensation insurance, completion guarantees, performance bonds (provided that to the extent that such performance bonds secure Indebtedness, such Indebtedness is otherwise permitted under this covenant), surety bonds, appeal bonds and other obligations (which, in each case, may be in the form of or secured by letters of credit), in each case required or incurred in the ordinary course of business or in connection with the enforcement of rights or claims of the Company or any Restricted Subsidiary of the Company or in connection with judgments that do not result in a Default or an Event of Default and all reimbursement obligations under such letters of credit;

(14) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness, Disqualified Stock or preferred stock in an aggregate principal amount (or accreted value or liquidation preference, as applicable) at any time outstanding not to exceed $500.0 million;

(15) Construction Indebtedness and Permitted Refinancing Indebtedness incurred in respect thereof in an aggregate principal amount that does not exceed $100.0 million at any time outstanding;

(16) Indebtedness, Disqualified Stock or preferred stock of (x) the Company or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the Company or any Restricted Subsidiary or merged into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that after giving effect to such acquisition or merger, either

(a) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant, or

(b) the Fixed Charge Coverage Ratio is equal to or greater than such ratio immediately prior to such acquisition or merger;

(17) Indebtedness of the Company or any of its Restricted Subsidiaries to an Unrestricted Subsidiary for money borrowed; provided that such Indebtedness is subordinated in right of payment to the Notes or such Restricted Subsidiary’s Subsidiary Guarantee, the Weighted Average Life to Maturity of such Indebtedness is greater than the Weighted Average Life to Maturity of the Notes and the holders of such Indebtedness are not permitted to accelerate such Indebtedness or exercise any other remedies with respect thereto until 91 days after the Stated Maturity of the Notes; and

(18) Indebtedness incurred by the Company or any Restricted Subsidiary with respect to Digital Projector Financing in an aggregate principal amount incurred not to exceed (i) $70.0 million during the period from the Start Date to the first anniversary thereof; (ii) $70.0 million during the period from the first anniversary of the Start Date to the second anniversary of the Start Date and (iii) $60.0 million after the second anniversary of the Start Date; provided that any unused or repaid amounts may be carried forward and used in subsequent periods without limitation.

Neither the Company nor any Restricted Subsidiary will incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Indebtedness subordinated to the Notes or any Subsidiary Guarantee unless such Indebtedness will be subordinated to the Notes or such Subsidiary Guarantee to at least the same extent as such subordinated Indebtedness. No Restricted Subsidiary of the Company that is not a Guarantor may incur any Indebtedness if the proceeds are used to refinance Indebtedness of the Company or a Guarantor (other than a refinancing of all the Notes).

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness (including Acquired Debt) meets the criteria of more than one of the categories described in clauses (1) through (18) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify and divide and later classify, reclassify and divide (in whole or in part in its sole discretion) such item of Indebtedness in any manner that complies with this covenant; provided that all Indebtedness outstanding on the Issue Date under the Credit Agreement shall be deemed to have been incurred on the Issue Date pursuant to clause (1) above and the Company shall not be permitted to later reclassify all or any portion of such Indebtedness outstanding on the Issue Date under the Credit Agreement. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Disqualified Stock of the Company or a Restricted Subsidiary, or preferred stock of a Restricted Subsidiary that is not a Guarantor, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof.

The Indenture will not treat (1) unsecured Indebtedness as subordinated to secured Indebtedness merely because it is unsecured, (2) Senior Debt that is secured Indebtedness as subordinated to any other Senior Debt that is secured Indebtedness merely because it has a junior priority with respect to the same collateral, (3) any Indebtedness as subordinated to any other Indebtedness merely because of maturity date, order of payment or order of application of funds or (4) Indebtedness that is not Guaranteed as subordinated to Indebtedness that is Guaranteed merely because of such Guarantee.

Liens

The Company will not and will not permit any Guarantor to create, incur, assume or otherwise cause or suffer to exist or become effective any Lien (other than Permitted Liens) of any kind securing Indebtedness upon any of their property or assets (including Capital Stock of Subsidiaries of the Company), now owned or hereafter acquired, unless contemporaneously with the incurrence of such Lien effective provision is made to secure the Obligations due under the Indenture and the Notes or, in respect of any Lien on any Guarantor’s property or assets, any Subsidiary Guarantee of such Guarantor, (1) in the case of Liens securing Indebtedness that is pari passu in right of payment with the Notes or any Subsidiary Guarantee, on an equal and ratable basis with (or, if the Company so elects, on a senior basis to) the obligations so secured until such time as such obligations are no longer secured by a Lien and (2) in the case of Liens securing Indebtedness that is expressly subordinated in right of payment to the Notes or any Subsidiary Guarantee, on a senior basis to the obligations so secured with the same relative priority as the Notes or such Subsidiary Guarantee, as the case may be, will have to that subordinated Indebtedness until such time as such obligations are no longer secured by a Lien.

Any Lien created for the benefit of Holders of the Notes pursuant to this covenant shall be deemed automatically and unconditionally released and discharged upon the release and discharge of each of the Liens described in clauses (1) and (2) in the preceding paragraph.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary that is not a Guarantor to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness, Credit Facilities and Hedging Obligations, including the Credit Agreement, the Existing 2022 Senior Notes indenture and the Existing 2021 Subordinated Notes indenture, as in effect on the Issue Date, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date;

(2) the Indenture, the Notes and the Subsidiary Guarantees (including the Exchange Notes and the Guarantees thereof);

(3) applicable law, rule, regulation or order;

(4) any agreement, instrument or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries (including by merger or consolidation) as in effect at the time of such acquisition (except to the extent such agreement, instrument or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(5) customary non-assignment provisions in leases, licenses and conveyances entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(8) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, stockholder agreements, asset sale agreements, stock sale agreements and other similar agreements and agreements relating to Permitted Business Investments;

(11) the issuance of preferred stock by a Restricted Subsidiary or the payment of dividends thereon in accordance with the terms thereof, provided that issuance of such preferred stock is permitted pursuant to the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” and the terms of such preferred stock do not expressly restrict the ability of a Restricted Subsidiary to pay dividends or make any other distributions on its Capital Stock (other than requirements to pay dividends or liquidation preferences on such preferred stock prior to paying any dividends or making any other distributions on such other Capital Stock);

(12) encumbrances or restrictions contained in any Indebtedness, Disqualified Stock or preferred stock incurred by a Foreign Restricted Subsidiary pursuant to the first paragraph or clause (1), (4), (5) (but only to the extent a Foreign Restricted Subsidiary initially would have been permitted to incur the underlying Indebtedness), (14), (15), (16) or (18) of the second paragraph of the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that such encumbrance or restriction shall only apply to such Foreign Restricted Subsidiary;

(13) supermajority voting requirements existing under corporate charters, bylaws, stockholders agreements and similar documents and agreements;

(14) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(15) customary subordination provisions governing Indebtedness permitted pursuant to the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(16) any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (2) through (15) above or this clause (16); provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, not materially more restrictive with respect to such encumbrances and restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(17) restrictions or conditions of the types contained in clause (3) of the preceding paragraph contained in any operating, construction, service, supply, purchase or other agreement to which the Company or any Restricted Subsidiary is a party entered into in the ordinary course of business; provided that such agreement limits the encumbrance solely to the property or assets of the Company or such Restricted Subsidiary that is the subject of such agreement, the payment rights arising thereunder and the proceeds thereof and does not extend to any other asset or property of such Restricted Subsidiary or the assets or property of the Company or any other Restricted Subsidiary.

In each case set forth above, notwithstanding any stated limitation on the assets or property that may be subject to such encumbrance or restriction, an encumbrance or restriction on a specified asset or property or group or type of assets or property may also apply to all improvements, additions and accessions thereto, assets and property affixed or appurtenant thereto, and all products and proceeds thereof, including dividends, distributions, interest and increases in respect thereof.

Merger, Consolidation or Sale of Assets

The Company may not, directly or indirectly, in one or more related transactions: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, taken as a whole, to another Person; unless:

(1) either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, limited liability company or partnership organized or existing under the laws of the United States, any state of the United States or the District of Columbia; provided that if the Person is a partnership or limited liability company, a corporation wholly owned by such Person organized or existing under the laws of the United States, any state of the United States or the District of Columbia that does not and will not have any material assets or operations shall promptly thereafter become a co-issuer of the Notes pursuant to a supplemental indenture;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made expressly assumes all the obligations of the Company under the Notes, the Indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction no Default or Event of Default exists;

(4) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, (a) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (b) have a Fixed Charge Coverage Ratio equal to or greater than the Fixed Charge Coverage Ratio of the Company immediately prior to such transaction; and

(5) if the Company is not the surviving corporation, each Guarantor (unless it is the other party to the transactions above, in which case clause (2) shall apply) shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person’s obligations in respect of the Notes and the Indenture and its obligations under the registration rights agreement shall continue to be in effect.

In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person.

Notwithstanding the preceding clause (4), any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company or any Guarantor.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of any Affiliate (each, an “Affiliate Transaction”) involving aggregate payments or considerations in excess of $10.0 million, unless:

(1) the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with a Person who is not an Affiliate; and

(2) the Company delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an officers’ certificate certifying that such Affiliate Transaction complies with this covenant; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, a resolution of the Board of Directors of Cinemark Holdings, Inc. and the Company set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Cinemark Holdings, Inc. and the Company.

The following items will be deemed to not be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment, consulting or similar agreement or other compensation arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business of the Company or such Restricted Subsidiary;

(2) transactions between or among the Company and/or its Restricted Subsidiaries;

(3) transactions with a Person that is an Affiliate of the Company solely because the Company owns an Equity Interest in, or controls, such Person;

(4) reasonable fees and expenses and compensation paid to, and indemnity provided on behalf of, officers, directors or employees of the Company or any Subsidiary as determined in good faith by the Board of Directors or senior management of the Company;

(5) sales of Equity Interests (other than Disqualified Stock) to Affiliates of the Company and the granting of registration and other customary rights in connection therewith;

(6) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “—Restricted Payments,” Permitted Investments (other than pursuant to clause (3) of such definition) and any transactions excluded from their or any component definitions;

(7) [RESERVED];

(8) transactions pursuant to any contract or agreement described in the Offering Memorandum under the caption “Certain Relationships and Related Party Transactions,” as in effect on the Issue Date, in each case as amended, modified or replaced from time to time so long as the amended, modified or new agreements, taken as a whole, are not materially less favorable to the Company and its Restricted Subsidiaries taken as a whole than those in effect on the Issue Date;

(9) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case, in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Company and its Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10) the pledge of Equity Interests of an Unrestricted Subsidiary to its lenders to support the Indebtedness of such Unrestricted Subsidiary owed to such lenders; and

(11) transactions in which the Company or any of its Restricted Subsidiaries delivers to the trustee a letter from an accounting, appraisal or investment banking firm of national standing stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Company or such Restricted Subsidiary than those that would have reasonably been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arms’-length basis.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an

Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments or Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Future Guarantors

The Indenture provides that if any Restricted Subsidiary of the Company that is not a Guarantor (the “New Guarantor”) Guarantees, assumes or in any other manner becomes liable with respect to Indebtedness of the Company or any Guarantor (the “Other Indebtedness”), then the New Guarantor shall, within ten business days of the date of the New Guarantor’s Guarantee or assumption of the Other Indebtedness, execute and deliver to the trustee a supplemental indenture satisfactory to the trustee pursuant to which the New Guarantor shall become a Guarantor and Guarantee the obligations of the Company under the Indenture and the Notes on a senior basis. Upon the release, termination or satisfaction of the New Guarantor’s Guarantee or assumption of all Other Indebtedness (other than a release, termination or satisfaction as a result of payment under such Guarantee), the New Guarantor’s Subsidiary Guarantee shall automatically be released and terminated. The Subsidiary Guarantee of any Guarantor that is not a New Guarantor shall be released and terminated upon notice from the Company if, at the time of such notice, such Restricted Subsidiary would have no obligation to become a Guarantor under this covenant. Notwithstanding the foregoing, the Subsidiary Guarantee of any Guarantor shall not be released and terminated as a result of the termination of the Credit Agreement.

Business Activities

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Subsidiaries taken as a whole.

Reports

Whether or not required by the Commission, so long as any Notes are outstanding, the Company will furnish to the trustee and the Holders of Notes, within the time periods specified in the Commission’s rules and regulations (including all applicable extensions):

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s independent auditors; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include an unaudited consolidating balance sheet and related statements of income and cash flows for the Company and its Subsidiaries, separately identifying (a) the Company and the Restricted Subsidiaries and (b) the Unrestricted Subsidiaries, in all reports containing the consolidated financial statements (which in the case of annual reports shall be audited) of the Company and its consolidated Subsidiaries.

In addition, following the consummation of the exchange offer contemplated by the registration rights agreement (the “Exchange Offer”), whether or not required by the Commission, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations after giving effect to all applicable extensions (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

The Company will be deemed to have furnished such reports to the trustee and the Holders if it has filed such reports with the Commission using the EDGAR filing system and such reports are publicly available.

Notwithstanding anything herein to the contrary, the Company will be deemed not to have failed to comply with any of its obligations hereunder for purposes of clause (5) under “—Events of Default and Remedies” until 120 days after the date any report hereunder is required to be made available to the trustee and the Holders pursuant to this covenant.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Additional Interest with respect to, the Notes;

(2) default in payment when due of the principal of, or premium, if any, on, the Notes;

(3) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4) failure by the Company or any of its Restricted Subsidiaries for 30 days after receipt of written notice from the trustee or the Holders of not less than 25% in principal amount of the Notes to comply with the provision described under the caption “—Repurchase at the Option of Holders—Change of Control”;

(5) failure by the Company or any of its Restricted Subsidiaries for 60 days after receipt of written notice from the trustee or the Holders of not less than 25% in principal amount of the Notes to comply with any of the other agreements in the Indenture;

(6) default by the Company or any of its Restricted Subsidiaries under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee was created before or after the Issue Date, if that default:

(a) is caused by a failure to pay principal on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

(7) failure by the Company or any of its Restricted Subsidiaries to pay final non—appealable judgments aggregating in excess of $25.0 million (net of any amount with respect to which a reputable and solvent insurance company has acknowledged liability in writing), which judgments are not paid, discharged or stayed for a period of 60 days;

(8) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

(9) certain events of bankruptcy, insolvency or reorganization described in the Indenture with respect to the Company or any of its Restricted Subsidiaries that are individually or collectively a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy, insolvency or reorganization, with respect to the Company, any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that taken together would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the Notes to be due and payable immediately. Upon any such declaration, the principal of, premium, if any, and accrued and unpaid interest, if any, and Additional Interest, if any, shall become due and payable immediately.

Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal of, or interest or premium or Additional Interest, if any, on the Notes.

The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of principal of, or interest or premium or Additional Interest, if any, on the notes.

Notwithstanding the foregoing, if an Event of Default specified in clause (6) above shall have occurred and be continuing, such Event of Default and any consequential acceleration shall be automatically rescinded if (i) the Indebtedness that is the subject of such Event of Default has been repaid or (ii) if the default relating to such Indebtedness is waived or cured and if such Indebtedness has been accelerated, then the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness.

The Company is required to deliver to the trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company under the Notes, the Indenture, the Subsidiary Guarantees or the registration rights agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such Notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Company’s and the Guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment and bankruptcy, reorganization and insolvency events with respect to the Company) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants (or, if two or more nationally recognized firms of independent public accountants decline to issue such opinion as a matter of policy after the Company has made reasonable efforts to obtain such an opinion, in the opinion of the Company’s chief financial officer), to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens in connection therewith);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company must have delivered to the trustee an opinion of counsel to the effect that, subject to customary assumptions and exclusions, assuming that no intervening bankruptcy of the Company between the date of the deposit and the 91st day following the deposit will occur and that no Holder of Notes is an insider of the Company under applicable bankruptcy law, no trust funds will be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7) the Company must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(8) the Company must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, the Notes or the Subsidiary Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes;

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in currency other than that stated in the Notes;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on the Notes;

(7) waive a redemption payment with respect to any Note;

(8) impair the right of any Holder to receive payment of principal of, or interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(9) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the Indenture, except in accordance with the terms of the Indenture; or

(10) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding paragraph, without the consent of any Holder of Notes, the Company, the Guarantors and the trustee may amend or supplement the Indenture, the Notes or the Subsidiary Guarantees to:

(1) cure any ambiguity, defect or inconsistency;

(2) provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(3) provide for the assumption of the Company’s or a Guarantors’ obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s assets or a Guarantor;

(4) make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder;

(5) provide for the issuance of Additional Notes in accordance with the provisions set forth in the Indenture on the Issue Date;

(6) add Subsidiary Guarantees with respect to the Notes or to secure the Notes or the Subsidiary Guarantees;

(7) comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8) evidence and provide for the acceptance and appointment under the Indenture of a successor trustee thereunder pursuant to the requirements thereof; or

(9) conform the text of the Notes, the Subsidiary Guarantees or the Indenture to any provision of this “Description of Exchange Notes” to the extent that such provision in this “Description of Exchange Notes” was intended to be a verbatim recitation of a provision of the Notes, the Subsidiary Guarantees or the Indenture.

For the avoidance of doubt, clauses (2) and (7) of the second paragraph under this caption “—Amendment, Supplement and Waiver” do not apply to the covenant described above under the caption “—Repurchase at the Option of Holders—Change of Control,” provisions related thereto and payments required thereunder; provided that such covenant, provisions related thereto and payments required thereunder will be governed by the first paragraph under this caption “—Amendment, Supplement and Waiver.”

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

(b) all Notes that have not been delivered to the trustee for cancellation have become due and payable or will become due and payable within one year or are to be called for redemption within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S., dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants (or, if two or more nationally recognized firms of independent public accountants decline to issue such opinion as a matter of policy after the Company has made reasonable efforts to obtain such an opinion, in the opinion of the Company’s chief financial officer), without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4) the Company has delivered irrevocable instructions to the trustee under the Indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the trustee each stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of the Company, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Indenture without charge by writing to Cinemark Holdings, Inc., 3900 Dallas Parkway, Suite 500, Plano, Texas 75093, Attention: Chief Financial Officer.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” has the meaning assigned to such term in the registration rights agreement.

“Additional Notes” means the 4.875% senior notes due 2023 of the Company issued under the Indenture after the Issue Date and having identical terms to the Initial Notes or the Exchange Notes other than with respect to the date of issuance and issue price, first payment of interest and rights under a related registration rights agreement, if any.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,”

as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have corresponding meanings; provided that exclusively for purposes of the covenant described above under “—Certain Covenants -Transactions with Affiliates,” beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), such “person” or “group” will be deemed to have beneficial ownership of all securities that such “person” or “group” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition or only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have corresponding meanings.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the board of directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited);

(3) in the case of an association or other business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1) U.S. dollars or in the case of any Foreign Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality of the U.S. government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than 12 months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of twelve months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding twelve months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $100.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the rating of at least “P-1” from Moody’s Investors Service, Inc. or “A-1” from Standard & Poor’s Rating Services and in each case maturing within 12 months after the date of acquisition;

(6) with respect to any Foreign Restricted Subsidiary having its principal operations in Mexico only, (A) Certificados de la Tesoreria de la Federacion (Cetes), Bonos de Desarrollo del Gobierno Federal (Bondes) or Bonos Adjustables del Gobierno Federal (Adjustabonos), in each case, issued by the Mexican government; and (B) any other instruments issued or guaranteed by Mexico and denominated and payable in pesos; provided, that, in each case, such investments under this clause (6) are made in the ordinary course of business for cash management purposes;

(7) demand or time deposit accounts used in the ordinary course of business with overseas branches of commercial banks incorporated under the laws of the United States of America, any state thereof, the District of Columbia, Canada or any province or territory thereof, provided that such commercial bank has, at the time of the Company’s or such Restricted Subsidiary’s Investment therein, (A) capital, surplus and undivided profits (as of the date of such institution’s most recently published financial statements) in excess of $100.0 million and (B) the long-term unsecured debt obligations (other than such obligations rated on the basis of the credit of a Person other than such institution) of such institution, at the time of the Company’s or any Restricted Subsidiary’s Investment therein, are rated in the highest rating category of both Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services;

(8) obligations (including, but not limited to demand or time deposits, bankers’ acceptances and certificates of deposit) issued or guaranteed by a depository institution or trust company incorporated under the laws of the United States of America, any state thereof, the District of Columbia, Canada or any province or territory thereof, provided that (A) such instrument has a final maturity not more than one year from the date of purchase thereof by the Company or any Restricted Subsidiary of the Company and (B) such depository institution or trust company has at the time of the Company’s or such Restricted Subsidiary’s Investment therein or contractual commitment providing for such Investment, (x) capital, surplus and undivided profits (as of the date of such institution’s most recently published financial statements) in excess of $100.0 million and (y) the long-term unsecured debt obligations (other than such obligations rated on the basis of the credit of a Person other than such institution) of such institution, at the time of the Company’s or such Restricted Subsidiary’s Investment therein or contractual commitment providing for such Investment, are rated in the highest rating category of both Standard & Poor’s Rating Services and Moody’s Investors Service, Inc.;

(9) in the case of any Foreign Restricted Subsidiary, demand or time deposit accounts used in the ordinary course of business with reputable commercial banks and similar institutions located in the jurisdiction of organization of such Foreign Restricted Subsidiary; and

(10) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder;

(2) the adoption of a plan relating to the liquidation or dissolution of the Company; or

(3) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than one or more Permitted Holders becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company or any Parent Entity, measured by voting power rather than number of shares.

“Commission” means the Securities and Exchange Commission.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) any increase in deferred lease expense; plus

(2) provision for taxes directly or indirectly based on income, receipts, margin or profits of such Person and its Restricted Subsidiaries for such period; plus

(3) Fixed Charges to the extent such amounts are included in the calculation of Consolidated Net Income; plus

(4) depreciation, impairment losses, charges, write-offs and write-downs, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges and expenses, including foreign exchange losses not included in operating income, (excluding (other than foreign advance rents paid at the inception of the lease) any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period; plus

(5) for purposes of calculating the Fixed Charge Coverage Ratio and the Senior Secured Leverage Ratio only, the Net Income of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, non-controlling interests of third parties in any non-wholly-owned Restricted Subsidiary; plus

(6) for purposes of calculating the Fixed Charge Coverage Ratio and the Senior Secured Leverage Ratio only, any reasonable expenses and charges related to any Equity Offering, recapitalization or Indebtedness permitted to be incurred under the Indenture (in each case, whether or not successful); plus

(7) any reasonable expenses and charges related to any Permitted Investment, acquisition or disposition permitted under the Indenture (in each case, whether or not successful) or the Refinancing Transactions; minus

(8) non-cash items increasing such Consolidated Net Income for such period (including foreign exchange gains not included in operating income), other than (i) the accrual of revenue or amortization of prepaid cash income in the ordinary course of business and (ii) the reversal of an accrual or cash reserve that was excluded pursuant to paragraph (4) above in any prior period; minus

(9) any decrease in deferred lease expense, in each case, on a consolidated basis and determined in accordance with GAAP;

provided, however, that expenses payable by any Parent Entity described in clause (11) of the second paragraph of the covenant described above under “—Certain Covenants—Restricted Payments,” the funds for which (or an equivalent amount of funds) are provided by the Company or its Restricted Subsidiaries shall be treated as if paid by the Company for the purposes of calculating Consolidated Cash Flow of the Company.

Notwithstanding the preceding sentence, clauses (1) through (9) relating to amounts of a Restricted Subsidiary of a Person will be added to (or subtracted from) Consolidated Net Income to compute Consolidated

Cash Flow of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided, however, in the case of the Company and its Restricted Subsidiaries, (i) Consolidated Net Income shall not include management fees from Unrestricted Subsidiaries except to the extent actually received by the Company and its Restricted Subsidiaries, (ii) accrued but unpaid compensation expenses related to any stock appreciation, restricted stock or stock option plans shall not be deducted until such time as such expenses result in a cash expenditure and (iii) compensation expenses related to tax payment plans implemented by the Company from time to time in connection with the exercise and/or repurchase of restricted stock or stock options shall not be deducted from Net Income to the extent of the related tax benefits arising therefrom; provided, further, that:

(1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends, distributions or other payments paid in cash (or marketable securities) to the specified Person or a Restricted Subsidiary of the specified Person (or, in the case of a loss, only to the extent funded with cash from the specified Person or a Restricted Subsidiary of the specified Person);

(2) other than for the purpose of calculating the Fixed Charge Coverage Ratio and the Senior Secured Leverage Ratio, the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained or, with respect to Foreign Restricted Subsidiaries, is typically obtained in the ordinary course of business consistent with past practice and shall be excluded to the extent such approval is subsequently not received) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders (other than to the extent of the amount of dividends or distributions that have actually been paid in the calculation period);

(3) the cumulative effect of a change in accounting principles will be excluded;

(4) any non-cash goodwill or other intangible asset impairment charges incurred subsequent to the Start Date resulting from the application of SFAS No. 142 or ASC Topic 350 (or similar pronouncements) shall be excluded;

(5) any net after-tax income or loss from discontinued operations, net after-tax gains or losses on disposal of discontinued operations and losses arising from lease dispositions shall be excluded; and

(6) items classified as extraordinary or nonrecurring gains and losses (less all fees and expenses related thereto) or expenses (including, without limitation, costs and expenses arising from the Refinancing Transactions), and the related tax effects according to GAAP, shall be excluded.

“Consolidated Net Tangible Assets” means, as of any date of determination, the consolidated total assets of the Company and its Restricted Subsidiaries determined in accordance with GAAP as of the end of the Company’s most recent fiscal quarter for which internal financial statements are available, less the sum of (1) all current liabilities and current liability items, and (2) all goodwill, trade names, trademarks, patents, organization expense, unamortized debt discount and expense and other similar intangibles properly classified as intangibles in accordance with GAAP.

“Construction Indebtedness” means Indebtedness incurred by the Company or its Restricted Subsidiaries in connection with the construction of motion picture theatres or screens.

“Credit Agreement” means that certain Credit Agreement, dated as of October 5, 2006 (as amended and restated on December 18, 2012), by and among the Company, as borrower, Cinemark Holdings, Inc., Cinemark

Inc., CNMK Holding, Inc. and the subsidiary guarantors named therein, as guarantors, the lenders and other entities party thereto and Lehman Commercial Paper Inc., as administrative agent, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith from time to time, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

“Credit Facilities” means one or more debt facilities (including, without limitation, the Credit Agreement), commercial paper facilities or indentures, in each case with banks or other institutional lenders or investors providing for revolving credit loans, term loans, debt securities, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit and any agreement or agreements governing Indebtedness incurred to refinance, replace, restructure or refund such agreements in whole or in part from time to time (whether with the original agent and lenders or other agents and lenders or otherwise).

“DCIP” means Digital Cinema Implementation Partners LLC, a Delaware limited liability company, and any similar Person with a primary business purpose of facilitating the implementation of digital cinemas in theatres and agreements and arrangements with respect to the financing of digital cinema and any Person that is a direct or indirect parent entity thereof and has no independent operations.

“Deemed Capitalized Leases” means obligations of the Company or any Restricted Subsidiary of the Company that are classified as “capital lease obligations” under GAAP due to the application of Emerging Issues Task Force Regulation 97-10 or ASC Topic 840 or any subsequent pronouncement having similar effect and, except for such regulation or pronouncement, such obligation would not constitute Capital Lease Obligations.

“Default “ means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Digital Projector Financing” means any financing arrangement in respect of digital projector equipment for use in the ordinary course of business in theatres owned, leased or operated by the Company and its Restricted Subsidiaries.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable), or upon the happening of any event, (1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, (2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary), or (3) is redeemable at the option of the holder of the Capital Stock, in whole or in part, in each case on or prior to the date that is 91 days after the earlier of the date on which the Notes mature or the date on which there are no Notes outstanding. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale not in the ordinary course of business will not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) provide that the Company may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments” and the covenant described above under the caption “—Repurchase at the Option of Holders—Change of Control.”

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public (other than pursuant to a Form S-4 or Form S-8 or any other form relating to securities issuable under any employee benefit plan of the Company or any Parent Entity) or private sale of Capital Stock (other than Disqualified Stock) made for cash on a primary basis by the Company or any Parent Entity (the proceeds of which have been contributed to the Company).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Notes” means the notes issued in the Exchange Offer pursuant to the Indenture.

“Excluded Contribution” means the net cash proceeds received by the Company after the Issue Date from (a) contributions to its common equity capital and (b) the sale (other than to a Subsidiary of the Company or pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company or any of its Subsidiaries or Parent Entities) of Capital Stock (other than Disqualified Stock) of the Company or any Parent Entity (the proceeds of which have been contributed to the Company), in each case designated within 60 days of the receipt of such net cash proceeds as Excluded Contributions pursuant to an officers’ certificate, the cash proceeds of which are excluded from the calculation set forth in clauses (3)(b) and (3)(c) of the first paragraph of the covenant described above under the heading “—Certain Covenants—Restricted Payments.”

“Existing 2019 Senior Notes” means the $470,000,000 aggregate principal amount of the Company’s 8.625% senior notes due 2019 issued on June 29, 2009 (less the aggregate principal amount of Existing 2019 Senior Notes that are thereafter repurchased, redeemed, discharged or otherwise paid).

“Existing 2021 Subordinated Notes” means the $200,000,000 aggregate principal amount of the Company’s 7.375% senior subordinated notes due 2021 issued on June 3, 2011 (less the aggregate principal amount of Existing 2021 Subordinated Notes that are thereafter repurchased, redeemed, discharged or otherwise paid).

“Existing 2022 Senior Notes” means the $400,000,000 aggregate principal amount of the Company’s 5.125% senior notes due 2022 issued on December 18, 2012 (less the aggregate principal amount of Existing 2022 Senior Notes that are thereafter repurchased, redeemed, discharged or otherwise paid).

“Existing Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries in existence on the Issue Date (including the Existing 2022 Senior Notes and the Existing 2021 Subordinated Notes and the related guarantees), until such amounts are repaid.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions and Investments that have been made by the specified Person or any of its Restricted Subsidiaries (and by any Person so acquired), including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis (giving effect to any Pro Forma Cost Savings);

(2) operations or businesses disposed of prior to the Calculation Date will be deemed to have been disposed of on the first day of the four-quarter reference period and the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, will be excluded;

(3) operations or businesses disposed of prior to the Calculation Date will be deemed to have been disposed of on the first day of the four-quarter reference period and the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) Consolidated Cash Flow shall include the effects of incremental contributions the Company reasonably believes in good faith could have been achieved during the relevant period as a result of a Theatre Completion had such Theatre Completion occurred as of the beginning of the relevant period; provided, however, that such incremental contributions were identified and quantified in good faith in an officers’ certificate delivered to the trustee at the time of any calculation of the Fixed Charge Coverage Ratio;

(5) Consolidated Cash Flow shall be calculated on a pro forma basis after giving effect to any motion picture theatre or screen that was permanently or indefinitely closed for business, at any time on or subsequent to the first day of such period as if such theatre or screen was closed for the entire period;

(6) all preopening expense and theatre closure expense which reduced Consolidated Net Income during any applicable period shall be added to Consolidated Cash Flow;

(7) the Fixed Charges attributable to interest on any Indebtedness computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period; and

(8) with respect to any Indebtedness which bears, at the option of such Person, a fixed or floating rate of interest, such Person shall apply, at its option, either the fixed or floating rate.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations (but excluding any interest expense attributable to Deemed Capitalized Leases), imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to interest rate Hedging Obligations (excluding the amortization or write-off of debt issuance costs incurred in connection with the Refinancing Transactions); plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends paid (whether or not in cash) on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable (X) solely in Equity Interests of the Company (other than Disqualified Stock) or (Y) to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined effective federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP; minus

(5) the cash interest income (exclusive of deferred financing fees) of such specified Person and its Restricted Subsidiaries during such period, in each case as determined in accordance with GAAP consistently applied.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary of the Company that is not organized under the laws of the United States, any state thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which were in effect on the Start Date.

“Government Securities “ means securities that are (i) direct obligations of the United States for the timely payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian, with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

“Guarantee” means with respect to any Person, any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The amount of any Guarantee shall be the lesser of such Indebtedness and the amount of such Person’s maximum liability with respect thereto. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor “ means each Restricted Subsidiary of the Company that executes and delivers the Indenture on the Issue Date as a guarantor and each other Restricted Subsidiary of the Company that thereafter Guarantees the Notes pursuant to the terms of the Indenture, and their respective successors and assigns, in each case unless and until such Person is released from its obligations under its Subsidiary Guarantee pursuant to the Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person incurred in the normal course of business and not for speculative purposes under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements entered into with one or more financial institutions and designed to protect the Person entering into the agreement against interest rate risk;

(2) foreign exchange contracts and currency protection agreements entered into with one or more financial institutions and designed to protect the Person entering into the agreement against currency exchange rate risk; and

(3) any commodity futures contract, commodity option or other similar agreement or arrangement designed to protect against risk related to the price of commodities used by that Person.

“Holder “ means a Person in whose name a note is registered on the registrar’s books.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent (without duplication):

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations and Attributable Debt of such Person;

(5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable;

(6) all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any non-Guarantor Subsidiary, any preferred stock (but excluding, in each case, any accrued dividends); or

(7) representing the net amount owing under any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP, but excluding (a) deposits and advances received in the ordinary course of business and (b) Deemed Capitalized Leases. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount to the extent such Indebtedness is deemed to ratably accrete to its stated principal amount pursuant to the instrument under which it was issued; and

(2) the principal amount of and premium (if any) in respect of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

“Indenture” means the indenture, dated as of May 24, 2013, by and among the Company, the Guarantors and Wells Fargo Bank, N.A., as trustee, governing the Notes, as amended or supplemented from time to time.

“Initial Notes” means the 4.875% senior notes due 2023 issued by the Company on the Issue Date.

“Investments “ means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, that would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition in an amount equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Issue Date” means the date on which the Initial Notes were originally issued.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such property or asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, any gain or loss (net of related costs, fees, expenses and with any related provision for taxes on such gain or loss) realized in connection with: (a) any asset sale other than in the ordinary course of business (as determined in good faith by senior management or the Board of Directors of such Person) or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries.

“Net Senior Secured Indebtedness” of any Person means, as of any date of determination, (a) the aggregate amount of Indebtedness (other than Hedging Obligations and Capital Lease Obligations) constituting Senior Debt secured by a Lien of the Company and its Restricted Subsidiaries as of such date less (b) cash and Cash Equivalents of the Company and its Restricted Subsidiaries, in each case determined on a consolidated basis in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a Guarantor or otherwise or (c) constitutes the lender, other than Indebtedness secured by Liens permitted by clause (9) of the definition of Permitted Liens;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of such other Indebtedness to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

“Notes” means the Initial Notes, the Exchange Notes and any Additional Notes issued under the Indenture.

“Obligations “ means any principal, premium and Additional Interest, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereto.

“Offering Memorandum” means the final offering memorandum, dated May 21, 2013, relating to the offering of the notes.

“Parent Entity” means any Person that is a direct or indirect parent of the Company.

“Permitted Business” means the lines of business conducted by the Company and its Subsidiaries on the Issue Date and any business incidental or reasonably related thereto or which is a reasonable extension thereof as determined in good faith by the Board of Directors of the Company and Cinemark Holdings, Inc.

“Permitted Business Investment” means any Investment made in a Permitted Business through agreements, transactions, interests or arrangements that permit one to share risks or costs, achieve economies of scale, pool resources, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of such businesses jointly with third parties, relating to ownership interests in projectors, advertising rights, ticketing rights, Internet properties and other tangible and intangible assets and properties, either directly or through entities the primary business of which is to own or operate any of the foregoing, including entry into and Investments in the form of or pursuant to, operating agreements, pooling arrangements, service contracts, joint venture agreements, partnership agreements (whether general or limited), limited liability company agreements, subscription agreements, stock purchase agreements, stockholder agreements and other similar agreements with third parties (other than Unrestricted Subsidiaries).

“Permitted Holders” means (a) Permitted Mitchell Holders and (b) Cinemark Holdings, Inc. and wholly-owned Subsidiaries thereof.

“Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4) receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) workers’ compensation, utility, lease and similar deposits and prepaid expenses in the ordinary course of business, other pledges and deposits permitted under the definition of “Permitted Liens”, and endorsements of negotiable instruments and documents in the ordinary course of business;

(6) loans or advances to employees (other than executive officers) made in the ordinary course of business;

(7) any Investment made as a result of the receipt of non-cash consideration from an asset sale or other disposition;

(8) Investments and other assets the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Company, or Equity Interests of any Parent Entity; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in “Certain Covenants—Restricted Payments”;

(9) any Investment acquired by the Company or any of its Restricted Subsidiaries:

(a) in exchange for any Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

(b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(10) Hedging Obligations;

(11) refundable construction advances made with respect to the construction of properties of a nature or type that are used in a business similar or related to the business of the Company or its Restricted Subsidiaries in the ordinary course of business;

(12) advances or extensions of credit on terms customary in the industry in the form of accounts or other receivables incurred, or pre-paid film rentals, and loans and advances made in settlement of such accounts receivable, all in the ordinary course of business;

(13) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) that are at the time outstanding, not to exceed the greater of $150.0 million and 7.5% of Consolidated Net Tangible Assets (determined as of the time each such Investment is made);

(14) Investments existing on the Issue Date;

(15) Guarantees issued in accordance with the covenant set forth under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(16) Permitted Business Investments;

(17) advances, loans or extensions of credit to suppliers and vendors in the ordinary course of business; and

(18) Investments in DCIP in an aggregate amount (measured on the date each such Investment was made and without giving effect to subsequent changes in value) not to exceed, at any one time outstanding, $100.0 million.

“Permitted Liens” means:

(1) Liens on the property and assets of the Company and the Guarantors securing Indebtedness and Guarantees permitted to be incurred under the Indenture (other than subordinated Indebtedness of the Company or a Guarantor) in an aggregate principal amount not to exceed the greater of (a) the maximum principal amount of Indebtedness that, as of the date such Indebtedness was incurred, and after giving effect to the incurrence of such Indebtedness and the application of proceeds therefrom on a pro forma basis as if such events had occurred at the beginning of the relevant four-quarter period, would not cause the Senior Secured Leverage Ratio of the Company to exceed 2.75 to 1.00 and (b) the aggregate principal amount of Indebtedness permitted to be incurred pursuant to clause (1) of the second paragraph under the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that in each case the Company may elect pursuant to an officers’ certificate delivered to the trustee to treat all or any portion of the commitment under any Indebtedness as being incurred at such time, in which case any subsequent incurrence of Indebtedness under such commitment shall be deemed, for purposes of this clause (1), not to be an incurrence at such subsequent time;

(2) Liens in favor of the Company or any Restricted Subsidiary of the Company;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition of the property by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any other assets;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business and related letters of credit;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets, accessions, improvements and proceeds acquired with such Indebtedness;

(7) Liens existing on the Issue Date (excluding Liens relating to obligations under Credit Facilities and Liens of the kind referred to in clause (1) above);

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) Liens on the Capital Stock of Unrestricted Subsidiaries;

(10) Encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or liens incidental to the conduct of the business of the Company or such Restricted Subsidiary or to the ownership or leasing of its properties which, in the aggregate, do not materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the Company or such Restricted Subsidiary;

(11) Leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole;

(12) Landlords’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or the like Liens arising by contract or statute in the ordinary course of business and with respect to amounts which are not yet delinquent or are not more than 60 days past due or are being contested in good faith by appropriate proceedings, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(13) Pledges or deposits made in the ordinary course of business (A) in connection with bids, tenders, leases, performance bonds and similar obligations, or (B) in connection with workers’ compensation, unemployment insurance and other social security or similar legislation;

(14) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets;

(15) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(16) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(17) Liens on or sales of receivables;

(18) the rights of film distributors under film licensing contracts entered into by the Company or any Restricted Subsidiary in the ordinary course of business on a basis customary in the movie exhibition industry;

(19) any attachment or judgment Lien that does not constitute an Event of Default;

(20) Liens in favor of the trustee for its own benefit and for the benefit of the Holders of the Notes;

(21) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Issue Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness incurred, in accordance with the covenant set forth under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” (1) to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any accessions, proceeds and improvements on such item;

(22) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, banker’s acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

(23) Liens securing Hedging Obligations;

(24) Liens arising from filing Uniform Commercial Code financing statements with respect to leases;

(25) Liens incurred in the ordinary course of business of the Company or any Guarantor with respect to obligations that do not exceed $50.0 million at any one time outstanding;

(26) Liens arising solely by virtue of any statutory or common law provisions and ordinary course of business contractual provisions, in each case, relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution or brokerage;

(27) Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Company or any Restricted Subsidiary;

(28) Liens securing the Notes and the Subsidiary Guarantees;

(29) Liens securing Indebtedness incurred to refinance Indebtedness that was previously so secured (other than Liens incurred pursuant to clauses (1)(b), (25) or (32) of this definition), provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced;

(30) leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(31) Liens securing Indebtedness permitted by clauses (15) and (18) of the second paragraph of the covenant under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and Liens on money escrowed to secure Indebtedness permitted by clause (10) of such paragraph;

(32) Liens securing letters of credit in an amount not to exceed $35.0 million in the aggregate at any one time;

(33) Liens to secure Capital Lease Obligations;

(34) any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or any interest acquired pursuant to a Permitted Business Investment;

(35) Liens arising under the Indenture in favor of the trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred or outstanding under the Indenture, provided that such Liens are solely for the benefit of the trustees, agents and representatives in their capacities as such and not for the benefit of the holders of such Indebtedness; and

(36) Liens arising from the deposit of funds or securities in trust for the purpose of decreasing or defeasing Indebtedness so long as such deposit of funds or securities and such decreasing or defeasing of Indebtedness are permitted under the covenant described under “—Certain Covenants—Restricted Payments”.

In each case set forth above, notwithstanding any stated limitation on the assets that may be subject to such Lien, a Permitted Lien on a specified asset or group or type of assets may include Liens on all improvements, additions and accessions thereto and all products and proceeds thereof, including dividends, distributions, interest and increases in respect thereof.

“Permitted Mitchell Holders” means (a) Lee Roy Mitchell or Tandy Mitchell, or any descendant of Lee Roy Mitchell or the spouse of any such descendant, the estate of Lee Roy Mitchell, Tandy Mitchell, any descendant of Lee Roy Mitchell or the spouse of any such descendant or any trust or other arrangement for the benefit of Lee Roy Mitchell, Tandy Mitchell, any descendant of Lee Roy Mitchell or the spouse of any such descendant (collectively, the “Mitchell Family”) and (b) any group which includes any member or members of the Mitchell Family if a majority of the Capital Stock of the Company held by such group is beneficially owned (including the power to vote such Capital Stock of the Company) by such member or members of the Mitchell Family or by one or more affiliates at least 80% of the equity interests of which are owned by such member or members of the Mitchell Family.

“Permitted Refinancing Indebtedness” means any Indebtedness, Disqualified Stock or preferred stock of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness, Disqualified Stock or preferred stock of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value or liquidation preference, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value or liquidation preference, if applicable) of the Indebtedness, Disqualified Stock or preferred stock extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest (or dividends, if applicable) on the Indebtedness, Disqualified Stock or preferred stock and the amount of all expenses, fees and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than or equal to the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness, Disqualified Stock or preferred stock is incurred or issued either by the Company or any Guarantor or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person “ means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Pro Forma Cost Savings” means, with respect to any period, the reduction in costs and related adjustments that occurred during the four-quarter reference period or after the end of the four-quarter period and on or prior to the Calculation Date that were (i) directly attributable to an acquisition or disposition and calculated on a basis that is consistent with Regulation S-X under the Securities Act as in effect and applied as of the Issue Date or (ii) implemented, or for which the steps necessary for implementation have been taken by the Company and are reasonably expected to occur, with respect to the Company or the business that was the subject of any such acquisition or disposition within six months before or after the date of the acquisition or disposition and that are supportable and quantifiable by the underlying accounting records of such business, as if, in the case of each of clause (i) and (ii), all such reductions in costs and related adjustments had been effected as of the beginning of such period.

“Refinancing Transactions” means, collectively, the Refinancing Transactions (as defined in the Offering Memorandum).

“Restricted Investment “ means an Investment other than a Permitted Investment.

“Restricted Payments Computation Period” means the period (taken as one accounting period) beginning on April 1, 2009 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person (or if no such Person is specified, the Company) that is not an Unrestricted Subsidiary.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Debt” means, whether outstanding on the Issue Date or thereafter incurred:

(1) all Indebtedness of the Company outstanding under the Credit Agreement, the Existing 2022 Senior Notes and the related subsidiary guarantees and the notes and the Subsidiary Guarantees;

(2) any other amounts payable by the Company and its Restricted Subsidiaries under or in respect of Indebtedness of the Company and its Restricted Subsidiaries, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the notes and the Subsidiary Guarantees, the Existing 2022 Senior Notes and the related subsidiary guarantees or other Senior Debt of the Company or any Guarantor; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2) (including any premiums and accrued and unpaid interest and interest accruing on or subsequent to the filing of a petition of bankruptcy or for reorganization relating to the Company or any of its Restricted Subsidiaries at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) and fees relating thereto.

Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(1) any liability for federal, state, local or other taxes owed or owing by the Company or any of its Restricted Subsidiaries;

(2) any Indebtedness of the Company to any of its Restricted Subsidiaries or any obligation of a Restricted Subsidiary to the Company or another Restricted Subsidiary;

(3) any trade payables arising in the ordinary course of business;

(4) any Capital Stock, or

(5) the portion of any Indebtedness that is incurred in violation of the Indenture (but only to the extent so incurred).

“Senior Secured Leverage Ratio” of any Person means, for any period, the ratio of (a) Net Senior Secured Indebtedness of such Person and its Restricted Subsidiaries as of the date of determination to (b) Consolidated Cash Flow of such Person for the four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred; in each case with such pro forma adjustments to Net Senior Secured Indebtedness, cash, Cash Equivalents and Consolidated Cash Flow as are appropriate and consistent with the pro forma adjustments provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act and the Exchange Act, as such Regulation is in effect on the Issue Date.

“Start Date” means June 29, 2009.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Subsidiary Guarantee “ means, individually, any Guarantee of payment of the Notes by a Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such Guarantees. Each such Subsidiary Guarantee will be in the form prescribed by the Indenture.

“Theatre Completion” means any motion picture theatre or screen which was first opened for business by the Company or a Restricted Subsidiary during any applicable period.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only if such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding, taken as a whole, are not materially less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

(4) has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; and

(5) either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Company and its Subsidiaries.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenants described above under the captions “—Certain Covenants—Restricted Payments” and “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such

Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Notwithstanding the foregoing definition and the covenant described under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” if the Company indirectly acquires additional Equity Interests in DCIP pursuant to a merger or acquisition such that DCIP becomes a Subsidiary of the Company, DCIP shall be deemed to be an Unrestricted Subsidiary and the aggregate amount of the Company’s and its Restricted Subsidiaries’ Investments in DCIP at such date shall be deemed not to be an Investment and shall not reduce the amounts available for Restricted Payments and Permitted Investments; provided, however, that any subsequent Investment in DCIP shall be an Investment.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is normally entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

BOOK-ENTRY SETTLEMENT AND CLEARANCE

We will issue the Exchange Notes in the form of one or more global Exchange Notes, or the Global Exchange Note. The Global Exchange Note will be deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in the name of the DTC or its nominee. Except as set forth below, the Global Exchange Note may be transferred, in whole and not in part, and only to DTC or another nominee of DTC. You may hold your beneficial interests in the Global Exchange Note directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a Global Exchange Note, that nominee will be considered the sole owner or holder of the Exchange Notes represented by that Global Exchange Note for all purposes under the Indenture. Except as provided below under “—Certificated Notes,” owners of beneficial interests in a Global Exchange Note:

•	will not be entitled to have Exchange Notes represented by the Global Exchange Note registered in their names;

•	will not receive or be entitled to receive physical, certificated Exchange Notes; and

•

will not be considered the owners or holders of the Exchange Notes under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the Indenture.

As a result, each investor who owns a beneficial interest in a Global Exchange Note must rely on the procedures of DTC to exercise any rights of a holder of Exchange Notes under the Indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the Exchange Notes represented by a Global Exchange Note will be made by the trustee to DTC’s nominee as the registered holder of the Global Exchange Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the Global Exchange Note desires to take any action that the DTC, as the holder of the Global Exchange Note, is entitled to take, the DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of, premium, if any, and interest on Exchange Notes represented by the Global Exchange Note registered in the name of and held by the DTC or its nominee to the DTC or its nominee, as the case may be, as the registered owner and holder of the Global Exchange Note. We expect that the DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the Global Exchange Note will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Exchange Note as shown on the records of the DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the Global Exchange Note held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Exchange Note for any Exchange Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the Global Exchange Note owning through such participants. Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Although the DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Exchange Note among participants of the DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility or liability for the performance by the DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

Exchange Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related Exchange Notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the Global Exchange Notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the trustee that we elect to cause the issuance of certificated Exchange Notes; or

•	certain other events provided in the Indenture should occur.

DESCRIPTION OF CERTAIN DEBT INSTRUMENTS

Amended Senior Secured Credit Facility

On December 18, 2012, we amended and restated our former senior secured credit facility to include a seven year $700.0 million term loan and a five year $100.0 million revolving credit line. The proceeds from the Amended Senior Secured Credit Facility, combined with a portion of the proceeds from the 5.125% Senior Notes discussed below, were used to refinance our former senior secured credit facility. We incurred debt issue costs of approximately $12.0 million during the year ended December 31, 2012 related to the amendment and restatement. The term loan under the Amended Senior Secured Credit Facility matures in December 2019. The revolving credit line, which was undrawn at closing and remained undrawn as of December 31, 2012, matures in December 2017. Quarterly principal payments in the amount of $1.75 million are due on the term loan beginning March 2013 through September 2019 with the remaining principal of $652.8 million due on December 18, 2019.

Interest on the term loan accrues at our option at: (A) the base rate equal to the higher of (1) the prime lending rate as set forth on the British Banking Association Telerate page 5, or (2) the federal funds effective rate from time to time plus 0.50%, plus a margin of 2.0% per annum, or (B) a “eurodollar rate” plus a margin of 3.0% per annum. Interest on the revolving credit line accrues, at our option, at: (A) a base rate equal to the higher of (1) the prime lending rate as set forth on the British Banking Association Telerate page 5 and (2) the federal funds effective rate from time to time plus 0.50%, plus a margin that ranges from 1.00% to 1.75% per annum, or (B) a “eurodollar rate” plus a margin that ranges from 2.00% to 2.75% per annum. The margin of the revolving credit line is determined by the consolidated net senior secured leverage ratio, as defined in the credit agreement.

Our obligations under the Amended Senior Secured Credit Facility are guaranteed by Cinemark Holdings and certain of our domestic subsidiaries and are secured by mortgages on certain fee and leasehold properties and security interests in substantially all of our and the guarantors’ personal property, including, without limitation, pledges of all of our capital stock, all of the capital stock of certain of our domestic subsidiaries and 65% of the voting stock of certain of our foreign subsidiaries.

The Amended Senior Secured Credit Facility contains usual and customary negative covenants for agreements of this type, including, but not limited to, restrictions on our ability, and in certain instances, our subsidiaries’ and Cinemark Holdings’ ability, to consolidate or merge or liquidate, wind up or dissolve; substantially change the nature of our business; sell, transfer or dispose of assets; create or incur indebtedness; create liens; pay dividends, and repurchase stock; and make capital expenditures and investments. If we have borrowings outstanding on the revolving credit line, we are required to satisfy a consolidated net senior secured leverage ratio covenant as determined in accordance with the Amended Senior Secured Credit Facility.

The dividend restriction contained in the Amended Senior Secured Credit Facility prevents us and any of our subsidiaries from paying a dividend or otherwise distributing cash to our stockholders unless (1) we are not in default, and the distribution would not cause us to be in default, under the Amended Senior Secured Credit Facility; and (2) the aggregate amount of certain dividends, distributions, investments, redemptions and capital expenditures made since December 18, 2012, including dividends declared by the board of directors, is less than the sum of (a) the aggregate amount of cash and cash equivalents received by Cinemark Holdings, Inc. or us as common equity since December 18, 2012, (b) our EBITDA minus 1.75 times consolidated interest expense, each as defined in the Amended Senior Secured Credit Facility, and (c) certain other defined amounts. As of March 31, 2013, we could have distributed up to approximately $1,413.5 million to our parent company and sole stockholder, Cinemark Holdings, under the terms of the Amended Senior Secured Credit Facility, subject to available cash and other borrowing restrictions outlined in the credit agreement.

At March 31, 2013, there was $698.3 million outstanding under the term loan and no borrowings outstanding under the revolving credit line. We had $100.0 million in available borrowing capacity on the revolving credit line. The average interest rate on outstanding term loan borrowings under the Amended Senior Secured Credit Facility at March 31, 2013 was approximately 4.0% per annum.

5.125% Senior Notes

On December 18, 2012, we issued $400.0 million aggregate principal amount of the 5.125% Senior Notes at par value. A portion of the proceeds were used to refinance a portion of the former senior secured credit facility and the remainder was used to fund the purchase price for the acquisition of certain Rave theatres pursuant to an asset purchase agreement dated November 16, 2012 among Cinemark USA, Inc., Rave Cinemas, LLC, Rave Real Property Holdco, LLC and certain of its subsidiaries and RC Processing, LLC, and for general corporate purposes. Interest on the 5.125% Senior Notes is payable on June 15 and December 15 of each year, beginning June 15, 2013. The 5.125% Senior Notes mature on December 15, 2022.

The 5.125% Senior Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by our guarantors. The 5.125% Senior Notes and the guarantees are senior unsecured obligations and rank equally in right of payment with all of our and our guarantors’ existing and future senior unsecured debt, including the Exchange Notes, and senior in right of payment to all of our and our guarantors’ existing and future subordinated debt, including the senior subordinated notes. The 5.125% Senior Notes and the guarantees are effectively subordinated to all of our and our guarantors’ existing and future secured debt to the extent of the value of the assets securing such debt, including all borrowings under the Amended Senior Secured Credit Facility. The 5.125% Senior Notes and the guarantees are structurally subordinated to all existing and future debt and other liabilities of our subsidiaries (other than debt and other liabilities owed to us) that do not guarantee the 5.125% Senior Notes.

The indenture governing the 5.125% Senior Notes contains covenants that limit, among other things, our and certain of our subsidiaries’ ability to (1) make investments or other restricted payments, including paying dividends, making other distributions or repurchasing subordinated debt or equity, (2) incur additional indebtedness and issue preferred stock, (3) enter into transactions with affiliates, (4) enter new lines of business, (5) merge or consolidate with, or sell all or substantially all of its assets to, another person and (6) create liens. As of March 31, 2013, we could have distributed up to approximately $1,146.8 million to Cinemark Holdings under the terms of the indenture governing the 5.125% Senior Notes, subject to our available cash and other borrowing restrictions outlined in the indenture. Upon a change of control, as defined in the indenture, we would be required to make an offer to repurchase the 5.125% Senior Notes at a price equal to 101% of the aggregate principal amount outstanding plus accrued and unpaid interest, if any, through the date of repurchase.

The indenture governing the 5.125% Senior Notes allows us to incur additional indebtedness if we satisfy the coverage ratio specified in the indenture, after giving effect to the incurrence of the additional indebtedness, and in certain other circumstances. The required minimum coverage ratio is 2 to 1 and our actual ratio as of March 31, 2013 was approximately 5.3 to 1. Prior to December 15, 2017, we may redeem all or any part of the 5.125% Senior Notes at our option at 100% of the principal amount plus a make-whole premium. After December 15, 2017, we may redeem the 5.125% Senior Notes in whole or in part at redemption prices specified in the indenture governing the 5.125% Senior Notes. In addition, we may redeem up to 35% of the aggregate principal amount of the 5.125% Senior Notes with funds in an amount equal to the net proceeds of certain equity offerings at the redemption price specified in the indenture governing the 5.125% Senior Notes.

The indenture governing the 5.125% Senior Notes also provides for customary events of default that, if any of them occurs, would permit or require the principal of, and accrued interest on, the 5.125% Senior Notes to become or to be declared due and payable.

We and our guarantors filed a registration statement with the Commission on April 16, 2013, pursuant to which we offered to exchange the 5.125% Senior Notes for substantially similar 5.125% Senior Notes registered under the Securities Act. The registration statement was declared effective on April 24, 2013 and all of the notes were exchanged on May 24, 2013. The registered 5.125% Senior Notes issued in the exchange do not have transfer restrictions.

7.375% Senior Subordinated Notes

On June 3, 2011, we issued $200.0 million aggregate principal amount of the Senior Subordinated Notes at par value. The proceeds, after payment of fees, were primarily used to fund the prepayment of the remaining $157.2 million of our unextended portion of term loan debt under our former senior secured credit facility. Interest on the Senior Subordinated Notes is payable on June 15 and December 15 of each year. The Senior Subordinated Notes mature on June 15, 2021.

The Senior Subordinated Notes are fully and unconditionally guaranteed on a joint and several senior subordinated unsecured basis by certain of our subsidiaries that guarantee, assume or become liable with respect to any of our or a guarantor’s other debt. The Senior Subordinated Notes and the guarantees are senior subordinated unsecured obligations and rank equally in right of payment with all of our and a guarantor’s future senior subordinated indebtedness; are subordinate in right of payment to all of our and a guarantor’s existing and future senior indebtedness, whether secured or unsecured, including our obligations under the Amended Senior Secured Credit Facility, the 5.125% Senior Notes and the Notes; and structurally subordinate to all existing and future indebtedness and other liabilities of our non-guarantor subsidiaries.

The indenture governing the Senior Subordinated Notes contains covenants that limit, among other things, our and certain of our subsidiaries’ ability to (1) make investments or other restricted payments, including paying dividends, making other distributions or repurchasing subordinated debt or equity, (2) incur additional indebtedness and issue preferred stock, (3) enter into transactions with affiliates, (4) enter new lines of business, (5) merge or consolidate with, or sell all or substantially all of its assets to, another person and (6) create liens. As of March 31, 2013, we could have distributed up to approximately $1,135.3 million to our parent company and sole stockholder, Cinemark Holdings, under the terms of the indenture to the Senior Subordinated Notes, subject to our available cash and other borrowing restrictions outlined in the indenture. Upon a change of control, as defined in the indenture, we would be required to make an offer to repurchase the Senior Subordinated Notes at a price equal to 101% of the aggregate principal amount outstanding plus accrued and unpaid interest, if any, through the date of repurchase. The indenture governing the Senior Subordinated Notes allows us to incur additional indebtedness if we satisfy the coverage ratio specified in the indenture, after giving effect to the incurrence of the additional indebtedness, and in certain other circumstances. The required minimum coverage ratio is 2 to 1, and our actual ratio as of March 31, 2013 was 5.2 to 1.

Prior to June 15, 2016, we may redeem all or any part of the Senior Subordinated Notes at our option at 100% of the principal amount plus a make-whole premium plus accrued and unpaid interest on the Senior Subordinated Notes to the date of redemption. After June 15, 2016, we may redeem the Senior Subordinated Notes in whole or in part at redemption prices specified in the indenture. In addition, prior to June 15, 2014, we may redeem up to 35% of the aggregate principal amount of the Senior Subordinated Notes from the net proceeds of certain equity offerings at the redemption price set forth in the indenture.

We and our guarantors filed a registration statement with the Commission on July 27, 2011, pursuant to which we offered to exchange the Senior Subordinated Notes for substantially similar Senior Subordinated Notes registered under the Securities Act. The registration statement was declared effective on August 4, 2011, and approximately $199.5 million of the notes were exchanged on September 7, 2011. The registered Senior Subordinated Notes issued in the exchange do not have transfer restrictions. Approximately $0.5 million of the notes were not exchanged as of March 31, 2013.

8.625% Senior Notes

On June 29, 2009, we issued $470.0 million aggregate principal amount of 8.625% senior notes due 2019, referred to herein as the 8.625% Senior Notes, with an original issue discount of $11.5 million, resulting in proceeds of approximately $458.5 million. The proceeds were primarily used to fund the repurchase of the then remaining outstanding $419.4 million aggregate principal amount at maturity of our former parent company’s,

Cinemark, Inc.’s, 9.75% senior discount notes due 2014. Interest on the 8.625% Senior Notes was payable on June 15 and December 15 of each year. As of March 31, 2013, the carrying value of the 8.625% Senior Notes was $461.7 million.

On June 24, 2013, we completed a redemption of the 8.625% Senior Notes for approximately $528 million, which included the aggregate principal amount of the notes plus a make whole premium of approximately $56.6 million plus accrued and unpaid interest up to the redemption date. The repurchase was funded with the net proceeds from the issuance of our 4.875% Senior Notes discussed below.

4.875% Senior Notes

On March 31, 2013, we issued $530.0 million aggregate principal amount of the Initial Notes. The proceeds, together with cash on hand, were used to fund the redemption of the 8.625% Senior Notes. Interest is payable on June 1 and December 1 of each year, beginning December 1, 2013. The notes mature on June 1, 2023. See “Description of Exchange Notes.”

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax consequences of the exchange of Initial Notes for Exchange Notes pursuant to this Exchange Offer, but does not purport to be a complete analysis of all potential tax considerations. This summary is based upon the Code, the Treasury Regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis.

This summary is limited to the tax consequences of those persons who are original beneficial owners of the Initial Notes, who exchange Initial Notes for Exchange Notes in this exchange offer, and that will hold the Exchange Notes, as capital assets within the meaning of Section 1221 of the Code, which we refer to as Holders. This summary does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular Holders in light of their particular circumstances or status nor does it address specific tax consequences that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, expatriates, banks, real estate investment trusts, regulated investment companies, tax-exempt organizations and persons that have a functional currency other than the U.S. Dollar, or persons in special situations, such as those who have elected to mark securities to market or those who Initial Notes as part of a straddle, hedge, conversion transaction or other integrated investment). In addition, this summary does not address U.S. federal alternative minimum, estate and gift tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds Initial Notes and participates in the exchange offer, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the Initial Notes, you should consult your tax advisor regarding the tax consequences of the exchange of Initial Notes for Exchange Notes pursuant to this exchange offer.

This summary is for general information only. Persons considering the exchange of Initial Notes for Exchange Notes are urged to consult their independent tax advisors concerning the U.S. federal income taxation and other tax consequences to them of exchanging the Initial Notes, as well as the application of state, local and foreign income and other tax laws.

Exchange of an Initial Note for an Exchange Note Pursuant to this Exchange Offer

The Exchange Notes described herein will not differ materially in kind or extent from the Initial Notes. Your exchange of Initial Notes for Exchange Notes will not constitute a taxable disposition of the Initial Notes for United States federal income tax purposes. As a result, (1) you will not recognize taxable income, gain or loss on such exchange, (2) your holding period for the Exchange Notes will generally include the holding period for the Initial Notes so exchanged, and (3) your adjusted tax basis in the Exchange Notes will generally be the same as your adjusted tax basis in the Initial Notes so exchanged.

ACCOUNTING TREATMENT

The Exchange Notes will be recorded at the same carrying value as the Initial Notes as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss will be recognized by us for accounting purposes. The expenses related to the exchange offer and the unamortized debt issue costs related to the issuance of the Initial Notes will be amortized over the remaining term of the Exchange Notes.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the exchange of the Initial Notes for the Exchange Notes and the holding of the Exchange Notes by employee benefit plans that are (1) subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, or ERISA, (2) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or collectively Similar Laws, and (3) entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement. Each of (1), (2) and (3) is referred to herein as a Plan.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code, or an ERISA Plan, and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the Exchange Notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of Exchange Notes by an ERISA Plan with respect to which we or our guarantors or the initial purchasers are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of the Exchange Notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide a statutory exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions between an ERISA Plan and a person that is a party in interest or a disqualified person (other than a fiduciary or an affiliate that, directly or indirectly, has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of any ERISA Plan involved in the transaction) solely by reason of providing services to the Plan or by relationship to a service provider, as long as the ERISA Plan receives no less, and pays no more, than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the Exchange Notes should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of an Exchange Note, each holder of the Initial Notes and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such holder of the Initial Notes or transferee to acquire or hold the Exchange Notes constitutes assets of any Plan or (ii) the purchase and holding of the Exchange Notes by such holder or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering exchanging their Initial Notes for the Exchange Notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the exchange of Initial Notes for Exchange Notes and the holding and disposition of the Exchange Notes.

Holders of the Initial Notes have the exclusive responsibility for ensuring that their exchange of Initial Notes for Exchange Notes and holding of the Exchange Notes comply with the fiduciary responsibility rules of ERISA and do not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws.

PLAN OF DISTRIBUTION

Based on interpretations of the Commission set forth in no-action letters issued to third parties, we believe that the Exchange Notes issued under the exchange offer in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided:

•	you are not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	you are acquiring the Exchange Notes in the ordinary course of your business; and

•	you do not intend to participate in the distribution of the Exchange Notes.

If you tender Initial Notes in the exchange offer with the intention of participating in any manner in a distribution of the Exchange Notes:

•	you cannot rely on the above interpretations of the Commission; and

•

you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and the secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Initial Notes were acquired as a result of market-marking activities or other trading activities. We have agreed that, for a period of 12 months after the effective date of this prospectus, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of the Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of twelve months after the effective date of this prospectus, we will promptly send additional copies of this prospectus and any amendment to this prospectus to any broker-dealer that requests such documents. We have agreed, in connection with the exchange offer, to indemnify the holders of Notes against certain liabilities, including liabilities under the Securities Act.

By acceptance of the exchange offer, each broker-dealer that receives Exchange Notes pursuant to the exchange offer hereby agrees to notify us prior to using the prospectus in connection with the sale or transfer of Exchange Notes, and acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus in order to make the statements therein not misleading (which notice we agree to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the prospectus until we have amended or supplemented the prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented prospectus to such broker-dealer.

LEGAL MATTERS

The validity of the Exchange Notes will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP.

EXPERTS

The consolidated financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Cinemark USA, Inc.

Plano, Texas

We have audited the accompanying consolidated balance sheets of Cinemark USA, Inc. and subsidiaries (the “Company”), a wholly owned subsidiary of Cinemark Holdings, Inc., as of December 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cinemark USA, Inc. and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Dallas, Texas

March 19, 2013

CINEMARK USA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,	December 31,
	2011	2012
Assets
Current assets
Cash and cash equivalents	$521,253	$742,095
Inventories	11,284	12,571
Accounts receivable	54,757	57,122
Income tax receivable	17,786	7,129
Deferred tax asset	10,583	14,397
Prepaid expenses and other	11,300	11,278

Total current assets	626,963	844,592
Theatre properties and equipment
Land	97,244	102,490
Buildings	397,857	398,151
Property under capital lease	226,522	244,022
Theatre furniture and equipment	677,422	748,756
Leasehold interests and improvements	704,882	790,710

Total	2,103,927	2,284,129
Less accumulated depreciation and amortization	865,077	979,171

Theatre properties and equipment, net	1,238,850	1,304,958
Other assets
Goodwill	1,150,637	1,150,811
Intangible assets—net	336,907	330,741
Investment in NCM	72,040	78,123
Investment in DCIP	12,798	23,012
Investment in marketable securities—RealD	9,709	13,707
Investments in and advances to affiliates	1,543	1,237
Long-term deferred tax asset	8,826	13,187
Deferred charges and other assets—net	63,980	102,044

Total other assets	1,656,440	1,712,862

Total assets	$3,522,253	$3,862,412

	December 31,	December 31,
	2011	2012
Liabilities and equity
Current liabilities
Current portion of long-term debt	$12,145	$9,546
Current portion of capital lease obligations	9,639	11,064
Income tax payable	6,506	8,891
Current liability for uncertain tax positions	—	14,900
Accounts payable	65,819	70,809
Accrued film rentals	64,373	65,059
Accrued interest	6,147	4,694
Accrued payroll	34,270	39,443
Accrued property taxes	24,086	24,599
Accrued other current liabilities	81,265	88,186

Total current liabilities	304,250	337,191
Long-term liabilities
Long-term debt, less current portion	1,560,076	1,754,464
Capital lease obligations, less current portion	131,533	139,107
Deferred income taxes	162,449	177,960
Liability for uncertain tax positions	22,411	19,575
Deferred lease expenses	34,466	38,297
Deferred revenue—NCM	236,310	241,305
Other long-term liabilities	45,465	58,301

Total long-term liabilities	2,192,710	2,429,009
Commitments and contingencies (see Note 20)
Equity
Cinemark USA, Inc.’s stockholder’s equity:
Class A common stock, $0.01 par value: 10,000,000 shares authorized, 1,500 shares issued and outstanding	—	—
Class B common stock, no par value: 1,000,000 shares authorized, 239,893 shares issued and 182,648 shares outstanding	49,543	49,543
Treasury stock, 57,245 Class B shares at cost	(24,233)	(24,233)
Additional paid-in-capital	1,176,535	1,192,106
Accumulated deficit	(163,632)	(94,425)
Accumulated other comprehensive loss	(23,682)	(37,698)

Total Cinemark USA, Inc.’s stockholder’s equity	1,014,531	1,085,293
Noncontrolling interests	10,762	10,919

Total equity	1,025,293	1,096,212

Total liabilities and equity	$3,522,253	$3,862,412

The accompanying notes are an integral part of the consolidated financial statements.

CINEMARK USA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands)

	Year Ended December 31,
	2010	2011	2012
Revenues
Admissions	$1,405,389	$1,471,627	$1,580,401
Concession	642,326	696,754	771,405
Other	93,429	111,232	121,725

Total revenues	2,141,144	2,279,613	2,473,531
Cost of operations
Film rentals and advertising	769,698	798,606	845,107
Concession supplies	97,484	112,122	123,471
Salaries and wages	221,246	226,475	247,468
Facility lease expense	255,717	276,278	281,615
Utilities and other	239,470	259,703	280,670
General and administrative expenses	107,015	125,428	146,442
Depreciation and amortization	143,508	154,449	147,675
Impairment of long-lived assets	12,538	7,033	3,031
(Gain) loss on sale of assets and other	(431)	8,792	12,168

Total cost of operations	1,846,245	1,968,886	2,087,647

Operating income	294,899	310,727	385,884
Other income (expense)
Interest expense	(112,444)	(123,102)	(123,665)
Interest income	6,105	8,108	6,373
Foreign currency exchange gain (loss)	1,054	(219)	2,086
Loss on early retirement of debt	(3)	(4,945)	(5,599)
Distributions from NCM	23,358	24,161	20,812
Dividend income	—	54	—
Loss on marketable securities—RealD	—	(12,610)	—
Equity in income (loss) of affiliates	(3,438)	5,651	13,109

Total other expense	(85,368)	(102,902)	(86,884)

Income before income taxes	209,531	207,825	299,000
Income taxes	58,601	73,872	126,216

Net income	150,930	133,953	172,784
Less: Net income attributable to noncontrolling interests	3,543	2,025	2,471

Net income attributable to Cinemark USA, Inc.	$147,387	$131,928	$170,313

The accompanying notes are an integral part of the consolidated financial statements.

CINEMARK USA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands)

	2010	2011	2012
Net income	$150,930	$133,953	$172,784
Other comprehensive income (loss), net of tax
Unrealized gain (loss) due to fair value adjustments on interest rate swap agreements, net of taxes of $4,339, $3,786 and $557	7,170	(2,830)	1,020
Unrealized gain (loss) due to fair value adjustments on available-for-sale securities, net of taxes of $3,425, $8,128 and $1,499	5,659	(13,566)	2,499
Amortization of accumulated other comprehensive loss on terminated swap agreement	4,633	4,236	2,470
Foreign currency translation adjustment	19,432	(46,280)	(20,232)

Total other comprehensive income (loss), net of tax	36,894	(58,440)	(14,243)

Total comprehensive income, net of tax	187,824	75,513	158,541
Comprehensive income attributable to noncontrolling interests	(3,711)	(1,803)	(2,244)

Comprehensive income attributable to Cinemark USA, Inc.	$184,113	$73,710	$156,297

The accompanying notes are an integral part of the consolidated financial statements.

CINEMARK USA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands)

									Total Cinemark USA, Inc.’s Stockholder’s
	Class A		Class B					Accumulated Other Comprehensive
	Common Stock		Common Stock		Additional Paid-in-
	Shares		Shares			Retained	Treasury			Noncontrolling	Total
	Issued	Amount	Issued	Amount	Capital	Deficit	Stock	Income (Loss)	Equity	Interests	Equity
Balance at January 1, 2010	—	$—	240	$49,543	$1,151,166	$(261,672)	$(24,233)	$(7,459)	$907,345	$14,796	$922,141
Share based awards compensation expense	—	—	—	—	7,587	—	—	—	7,587	—	7,587
Tax benefit related to stock option exercises and share based award vestings	—	—	—	—	2,680	—	—	—	2,680	—	2,680
Dividends paid to parent	—	—	—	—	—	(78,100)	—	—	(78,100)	—	(78,100)
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	—	(539)	(539)
Purchase of noncontrolling interest share of Panama subsidiary	—	—	—	—	(390)	—	—	—	(390)	(498)	(888)
Colombia share exchange (See Note 7)	—	—	—	—	6,951	—	—	(1,086)	5,865	(5,865)	—
Net income	—	—	—	—	—	147,387	—	—	147,387	3,543	150,930
Other comprehensive income	—	—	—	—	—	—	—	36,726	36,726	168	36,894

Balance at December 31, 2010	—	$—	240	$49,543	$1,167,994	$(192,385)	$(24,233)	$28,181	$1,029,100	$11,605	$1,040,705
Share based awards compensation expense	—	—	—	—	9,026	—	—	—	9,026	—	9,026
Tax benefit related to stock option exercises and share based award vestings	—	—	—	—	917	—	—	—	917	—	917
Dividends paid to parent	—	—	—	—	—	(95,000)	—	—	(95,000)	—	(95,000)
Noncash dividends to parent	—	—	—	—	—	(8,175)	—	—	(8,175)	—	(8,175)
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	—	(2,120)	(2,120)
Purchase of noncontrolling interests’ share of Chile subsidiary	—	—	—	—	(1,402)	—	—	485	(917)	(526)	(1,443)
Write-off of accumulated other comprehensive loss related to cash flow hedges, net of taxes of $723	—	—	—	—	—	—	—	(2,037)	(2,037)	—	(2,037)
Reclassification of cumulative unrealized holding losses on marketable securities to earnings due to other-than-temporary impairment, net of taxes of $4,703	—	—	—	—	—	—	—	7,907	7,907	—	7,907
Net income	—	—	—	—	—	131,928	—	—	131,928	2,025	133,953
Other comprehensive loss	—	—	—	—	—	—	—	(58,218)	(58,218)	(222)	(58,440)

Balance at December 31, 2011	—	$—	240	$49,543	$1,176,535	$(163,632)	$(24,233)	$(23,682)	$1,014,531	$10,762	$1,025,293
Share based awards compensation expense	—	—	—	—	14,321	—	—	—	14,321	—	14,321
Tax benefit related to stock option exercises and share based award vestings	—	—	—	—	1,250	—	—	—	1,250	—	1,250
Dividends paid to parent	—	—	—	—	—	(95,750)	—	—	(95,750)	—	(95,750)
Noncash dividends to parent	—	—	—	—	—	(5,356)	—	—	(5,356)	—	(5,356)
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	—	(2,087)	(2,087)
Net income	—	—	—	—	—	170,313	—	—	170,313	2,471	172,784
Other comprehensive loss	—	—	—	—	—	—	—	(14,016)	(14,016)	(227)	(14,243)

Balance at December 31, 2012	—	$—	240	$49,543	$1,192,106	$(94,425)	$(24,233)	$(37,698)	$1,085,293	$10,919	$1,096,212

The accompanying notes are an integral part of the consolidated financial statements.

CINEMARK USA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	Year Ended December 31,
	2010	2011	2012
Operating activities
Net income	$150,930	$133,953	$172,784
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	138,637	150,149	143,394
Amortization of intangible and other assets and unfavorable leases	4,871	4,300	4,281
Amortization of long-term prepaid rents	1,786	2,657	2,673
Amortization of debt issue costs	4,716	4,744	4,792
Amortization of deferred revenues, deferred lease incentives and other	(6,968)	(9,629)	(9,343)
Amortization of bond discount	780	853	933
Amortization of accumulated other comprehensive loss related to terminated interest rate swap agreement	4,633	4,236	2,470
Fair value change in interest rate swap agreements not designated as hedges	—	(1,130)	(808)
Impairment of long-lived assets	12,538	7,033	3,031
Share based awards compensation expense	7,587	9,026	14,321
(Gain) loss on sale of assets and other	(2,464)	7,754	12,168
Loss on contribution and sale of digital projection systems to DCIP	2,033	1,038	—
Loss on marketable securities—RealD	—	12,610	—
Write-off of unamortized debt issue costs and accumulated other comprehensive loss related to early retirement of debt	—	4,945	—
Deferred lease expenses	3,940	4,155	4,104
Deferred income tax expenses	(8,603)	21,676	5,280
Equity in (income) loss of affiliates	3,438	(5,651)	(13,109)
Tax benefit related to stock option exercises and restricted stock vestings	2,680	917	—
Distributions from equity investees	5,486	7,125	7,470
Changes in other assets and liabilities	(59,790)	30,123	40,192

Net cash provided by operating activities	266,230	390,884	394,633
Investing activities
Additions to theatre properties and equipment	(156,102)	(184,819)	(220,727)
Proceeds from sale of theatre properties and equipment	21,791	6,230	1,976
Acquisition of theatres in the U.S.	—	—	(14,080)
Acquisition of theatres in Argentina	—	(66,958)	—
Investment in DCIP and other	(1,756)	(1,520)	(1,480)

Net cash used for investing activities	(136,067)	(247,067)	(234,311)
Financing activities
Dividends paid to parent	(78,100)	(95,000)	(95,750)
Payroll taxes paid as a result of noncash stock option exercises and restricted stock withholdings	(416)	(494)	(3,263)
Retirement of senior subordinated notes	(181)	—	—
Proceeds from issuance of notes	—	200,000	400,000
Payment of debt issue costs	(8,858)	(4,539)	(18,453)
Proceeds from amended senior secured credit facility	—	—	700,000
Repayment of former senior secured credit facility	—	—	(898,955)
Repayments of other long-term debt	(11,853)	(166,898)	(9,711)
Payments on capital leases	(7,327)	(7,526)	(9,451)
Purchase of non-controlling interests	(888)	(1,443)	—
Other	(539)	(2,120)	(835)

Net cash provided by (used for) financing activities	(108,162)	(78,020)	63,582
Effect of exchange rates on cash and cash equivalents	5,027	(9,309)	(3,062)

Increase in cash and cash equivalents	27,028	56,488	220,842
Cash and cash equivalents:
Beginning of year	437,737	464,765	521,253

End of year	$464,765	$521,253	$742,095

Supplemental information (see Note 18)

The accompanying notes are an integral part of the consolidated financial statements.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business—Cinemark USA, Inc. and subsidiaries (the “Company”), a wholly owned subsidiary of Cinemark Holdings, Inc., is a leader in the motion picture exhibition industry, with theatres in the United States (“U.S.”), Brazil, Mexico, Argentina, Chile, Colombia, Peru, Ecuador, Honduras, El Salvador, Nicaragua, Costa Rica, Panama and Guatemala. The Company also managed additional theatres in the U.S., Brazil, and Colombia during the year ended December 31, 2012.

Principles of Consolidation—The consolidated financial statements include the accounts of Cinemark USA, Inc., its subsidiaries and its affiliates. Majority-owned subsidiaries that the Company has control of are consolidated while those affiliates of which the Company owns between 20% and 50% and does not control are accounted for under the equity method. Those affiliates of which the Company owns less than 20% are generally accounted for under the cost method, unless the Company is deemed to have the ability to exercise significant influence over the affiliate, in which case the Company would account for its investment under the equity method. The results of these subsidiaries and affiliates are included in the consolidated financial statements effective with their formation or from their dates of acquisition. Intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents—Cash and cash equivalents consist of operating funds held in financial institutions, petty cash held by the theatres and highly liquid investments with original maturities of three months or less when purchased. Cash investments were primarily in money market funds or other similar funds.

Accounts Receivable—Accounts receivable, which are recorded at net realizable value, consists primarily of receivables related to screen advertising, receivables related to discounted tickets sold to retail locations, rebates earned from the Company’s beverage and other concession vendors and value-added and other tax receivables.

Inventories—Concession and theatre supplies inventories are stated at the lower of cost (first-in, first-out method) or market.

Theatre Properties and Equipment—Theatre properties and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows:

Category	Useful Life
Buildings on owned land	40 years
Buildings on leased land	Lesser of lease term or useful life
Land and buildings under capital lease	Lesser of lease term or useful life
Theatre furniture and equipment	5 to 15 years
Leasehold improvements	Lesser of lease term or useful life

The Company reviews long-lived assets for impairment indicators on a quarterly basis or whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable.

The Company considers actual theatre level cash flows, future years budgeted theatre level cash flows, theatre property and equipment carrying values, amortizing intangible asset carrying values, the age of a recently built theatre, competitive theatres in the marketplace, the impact of recent ticket price changes, available lease renewal options and other factors considered relevant in its assessment of impairment of individual theatre assets. Long-lived assets are evaluated for impairment on an individual theatre basis, which the Company believes is the

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

lowest applicable level for which there are identifiable cash flows. The impairment evaluation is based on the estimated undiscounted cash flows from continuing use through the remainder of the theatre’s useful life. The remainder of the theatre’s useful life correlates with the available remaining lease period, which includes the probability of renewal periods for leased properties and for fee owned properties, the lesser of twenty years or the building’s remaining useful life. If the estimated undiscounted cash flows are not sufficient to recover a long-lived asset’s carrying value, the Company then compares the carrying value of the asset group (theatre) with its estimated fair value. When estimated fair value is determined to be lower than the carrying value of the asset group (theatre), the asset group (theatre) is written down to its estimated fair value. Significant judgment is involved in estimating cash flows and fair value. Management’s estimates, which fall under Level 3 of the U.S. GAAP fair value hierarchy as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820-10-35, are based on historical and projected operating performance, recent market transactions and current industry trading multiples. Fair value is determined based on a multiple of cash flows, which was six and a half times for the evaluations performed during 2010, 2011 and 2012. The long-lived asset impairment charges recorded during each of the periods presented are specific to theatres that were directly and individually impacted by increased competition, adverse changes in market demographics, or adverse changes in the development or the conditions of the areas surrounding the theatre. See Note 9.

Goodwill and Other Intangible Assets—Goodwill is the excess of cost over fair value of theatre businesses acquired. Goodwill is evaluated for impairment on an annual basis during the fourth quarter or whenever events or changes in circumstances indicate the carrying value of goodwill may not be fully recoverable. The Company evaluates goodwill for impairment at the reporting unit level and has allocated goodwill to the reporting unit based on an estimate of its relative fair value. Management considers the reporting unit to be each of its sixteen regions in the U.S. and each of its eight international countries (Honduras, El Salvador, Nicaragua, Costa Rica, Panama and Guatemala are considered one reporting unit). Goodwill impairment is evaluated using a two-step approach requiring the Company to compute the fair value of a reporting unit and compare it with its carrying value. If the carrying value of the reporting unit exceeds its estimated fair value, a second step is performed to measure the potential goodwill impairment. Significant judgment is involved in estimating cash flows and fair value. Management’s estimates, which fall under Level 3 of the U.S. GAAP fair value hierarchy as defined by FASB ASC Topic 820-10-35, are based on historical and projected operating performance, recent market transactions, and current industry trading multiples. Fair value is determined based on a multiple of cash flows, which was six and a half times for the evaluation performed during 2010 and seven and a half times for the evaluations performed during 2011 and 2012.

Indefinite-lived tradename intangible assets are tested for impairment at least annually during the fourth quarter or whenever events or changes in circumstances indicate the carrying value may not be fully recoverable. The Company estimates the fair value of its tradenames by applying an estimated market royalty rate that could be charged for the use of the Company’s tradename to forecasted future revenues, with an adjustment for the present value of such royalties. If the estimated fair value is less than the carrying value, the tradename intangible asset is written down to its estimated fair value. Significant judgment is involved in estimating market royalty rates and long-term revenue forecasts. Management’s estimates, which fall under Level 3 of the U.S. GAAP fair value hierarchy as defined by FASB ASC Topic 820-10-35, are based on historical and projected revenue performance and industry trends.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

The table below summarizes the Company’s intangible assets and the amortization method used for each type of intangible asset:

Intangible Asset	Amortization Method
Goodwill	Indefinite-lived
Tradename	Indefinite-lived
Vendor contracts	Straight-line method over the terms of the underlying contracts. The remaining terms of the underlying contracts range from 1 to 10 years.
Favorable/unfavorable leases	Based on the pattern in which the economic benefits are realized over the terms of the lease agreements. The remaining terms of the lease agreements range from 1 to 24 years.
Other intangible assets	Straight-line method over the terms of the underlying agreement or the expected useful life of the intangible asset. The remaining useful lives of these intangible assets range from 1 to 8 years.

Deferred Charges and Other Assets—Deferred charges and other assets consist of debt issue costs, long-term prepaid rents, construction related deposits, lease deposits, equipment to be placed in service, and other assets of a long-term nature. Debt issue costs are amortized using the straight-line method (which approximates the effective interest method) over the primary financing terms of the related debt agreement. Long-term prepaid rents represent prepayments of rent on operating leases. These payments are recognized as facility lease expense over the period for which the rent was paid in advance as outlined in the lease agreements. The amortization periods generally range from 1 to 10 years.

Lease Accounting—The Company evaluates each lease for classification as either a capital lease or an operating lease. If substantially all of the benefits and risks of ownership have been transferred to the lessee, the Company records the lease as a capital lease at its inception. The Company performs this evaluation at the inception of the lease and when a modification is made to a lease. If the lease agreement calls for a scheduled rent increase during the lease term, the Company recognizes the lease expense on a straight-line basis over the lease term. The Company determines the straight-line rent expense impact of an operating lease upon inception of the lease. The landlord is typically responsible for constructing a theatre using guidelines and specifications agreed to by the Company and assumes substantially all of the risk of construction. If the Company concludes that it has substantially all of the construction period risks, it records a construction asset and related liability for the amount of total project costs incurred during the construction period. At the end of the construction period, the Company determines if the transaction qualifies for sale-leaseback accounting treatment in regards to lease classification. If the Company receives a lease incentive payment from a landlord, the Company records the proceeds as a deferred lease incentive liability and amortizes the liability as a reduction in rent expense over the initial term of the respective lease.

Deferred Revenues—Advances collected on long-term screen advertising, concession and other contracts are recorded as deferred revenues. In accordance with the terms of the agreements, the advances collected on such contracts are recognized during the period in which the advances are earned, which may differ from the period in which the advances are collected. Revenues related to these advances are recognized on either a straight-line basis over the term of the contracts or as such revenues are earned in accordance with the terms of the contracts.

Insurance Reserves—The Company is self-insured for general liability claims subject to an annual cap. For the year ended December 31, 2012, claims were capped at $250 per occurrence with an annual cap of approximately $2,650. The Company is also self-insured for medical claims up to $125 per occurrence. The

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

Company is fully insured for workers compensation claims. As of December 31, 2011 and 2012, the Company’s insurance reserves were $7,600 and $7,693, respectively, and are reflected in accrued other current liabilities in the consolidated balance sheets.

Revenue and Expense Recognition—Revenues are recognized when admissions and concession sales are received at the box office. Other revenues primarily consist of screen advertising. Screen advertising revenues are recognized over the period that the related advertising is delivered on-screen or in-theatre. The Company records proceeds from the sale of gift cards and other advanced sale-type certificates in current liabilities and recognizes admissions or concession revenue when a holder redeems the card or certificate. The Company recognizes unredeemed gift cards and other advanced sale-type certificates as revenue only after such a period of time indicates, based on historical experience, the likelihood of redemption is remote, and based on applicable laws and regulations. In evaluating the likelihood of redemption, the Company considers the period outstanding, the level and frequency of activity, and the period of inactivity. As of December 31, 2011 and 2012, the Company’s liabilities for advanced sale-type certificates were approximately $41,611 and $46,063, respectively, and are reflected in accrued other current liabilities on the consolidated balance sheets. The Company recognized unredeemed gift cards and other advanced sale-type certificates as revenues in the amount of $7,073, $7,846 and $9,093 during the years ended December 31, 2010, 2011 and 2012, respectively.

Film rental costs are accrued based on the applicable box office receipts and either mutually agreed upon firm terms or a sliding scale formula, which are generally established prior to the opening of the film, or estimates of the final mutually agreed upon settlement, which occurs at the conclusion of the film run, subject to the film licensing arrangement. Under a firm terms formula, the Company pays the distributor a mutually agreed upon specified percentage of box office receipts, which reflects either a mutually agreed upon aggregate rate for the life of the film or rates that decline over the term of the run. Under a sliding scale formula, film rental is paid as a percentage of box office revenues using a pre-determined matrix based upon box office performance of the film. The settlement process allows for negotiation of film rental fees upon the conclusion of the film run based upon how the film performs. Estimates are based on the expected success of a film. The success of a film can typically be determined a few weeks after a film is released when initial box office performance of the film is known. Accordingly, final settlements typically approximate estimates since box office receipts are known at the time the estimate is made and the expected success of a film can typically be estimated early in the film’s run. If actual settlements are different than those estimates, film rental costs are adjusted at that time.

Accounting for Share Based Awards—The Company measures the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The grant date fair value is estimated using either an option-pricing model, consistent with the terms of the award, or a market observed price, if such a price exists. Such costs are recognized over the period during which an employee is required to provide service in exchange for the award (which is usually the vesting period). The Company also estimates the number of instruments that will ultimately be forfeited. See Note 17 for discussion of the Company’s share based awards and related compensation expense.

Income Taxes—The Company participates in the consolidated tax return of Cinemark Holdings, Inc. However, the Company’s provision for income taxes is computed on a stand-alone basis. The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes are provided when tax laws and financial accounting standards differ with respect to the amount of income for a year and the basis of assets and liabilities. A valuation allowance is recorded to reduce the carrying amount of deferred tax assets unless it is more likely than not that such assets will be realized. Income taxes are provided on unremitted earnings from foreign subsidiaries unless such earnings are expected to be indefinitely reinvested. Income taxes have also been provided for potential tax assessments. The evaluation of an uncertain tax position is a two-step process. The first step is recognition: The Company determines whether it is more likely than not

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company should presume that the position would be examined by the appropriate taxing authority that would have full knowledge of all relevant information. The second step is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements result in (1) a change in a liability for income taxes payable or (2) a change in an income tax refund receivable, a deferred tax asset or a deferred tax liability or both (1) and (2). The Company accrues interest and penalties on its uncertain tax positions as a component of income tax expense.

Segments—For the years ended December 31, 2010, 2011 and 2012, the Company managed its business under two reportable operating segments, U.S. markets and international markets. See Note 21.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The Company’s consolidated financial statements include amounts that are based on management’s best estimates and judgments. Actual results could differ from those estimates.

Foreign Currency Translations—The assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars at current exchange rates as of the balance sheet date, and revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments are recorded in the consolidated balance sheets in accumulated other comprehensive loss. The Company recognizes foreign currency transaction gains and losses when changes in exchange rates impact transactions, other than intercompany transactions of a long-term investment nature, that have been denominated in a currency other than the functional currency.

Fair Value Measurements—According to authoritative guidance, inputs used in fair value measurements fall into three different categories; Level 1, Level 2 and Level 3. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Company has interest rate swap agreements and investments in marketable securities that are adjusted to fair value on a recurring basis (quarterly). With respect to its interest rate swap agreements, the Company uses the income approach to determine the fair value of its interest rate swap agreements and under this approach, the Company uses projected future interest rates as provided by the counterparties to the interest rate swap agreements and the fixed rates that the Company is obligated to pay under these agreements. Therefore, the Company’s fair value measurements for its interest rate swaps use significant unobservable inputs, which fall in Level 3. With respect to its investments in marketable securities, the Company uses quoted market prices, which fall under Level 1 of the hierarchy. There were no changes in valuation techniques during the period and no transfers in or out of Level 1, Level 2 or Level 3 during the year ended December 31, 2012. See Note 12 for further discussion of the Company’s interest rate swap agreements and Note 13 for further discussion of the Company’s fair value measurements. The Company also uses fair value measurements on a nonrecurring basis, primarily in the impairment evaluations for goodwill, intangible assets and other long-lived assets. See Goodwill and Other Intangible Assets and Theatre Properties and Equipment included above for discussion of such fair value measurements.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

Acquisitions—The Company accounts for acquisitions under the acquisition method of accounting. The acquisition method requires that the acquired assets and liabilities, including contingencies, be recorded at fair value determined on the acquisition date and changes thereafter reflected in income. For significant acquisitions, the Company obtains independent third party valuation studies for certain of the assets acquired and liabilities assumed to assist the Company in determining fair value. The estimation of the fair values of the assets acquired and liabilities assumed involves a number of estimates and assumptions that could differ materially from the actual amounts realized. The Company provides assumptions, including both quantitative and qualitative information, about the specified asset or liability to the third party valuation firms. The Company primarily utilizes the third parties to accumulate comparative data from multiple sources and assemble a report that summarizes the information obtained. The Company then uses the information to record estimated fair value. The third party valuation firms are supervised by Company personnel who are knowledgeable about valuations and fair value. The Company evaluates the appropriateness of the assumptions and valuation methodologies utilized by the third party valuation firm.

2. NEW ACCOUNTING PRONOUNCEMENTS

In July 2012, the FASB issued Accounting Standards Update 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, an amendment to FASB ASC Topic 350, Intangibles—Goodwill and Other (“ASU 2012-02”). The update provides an entity with the option first to assess qualitative factors in determining whether it is more likely than not that the indefinite-lived intangible asset is impaired. After assessing the qualitative factors, if an entity determines that it is not more likely than not that the indefinite-lived intangible asset is impaired, the entity is not required to take further action. If an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Company does not expect the adoption of ASU 2012-02 to have a significant impact on its consolidated financial statements.

3. ACQUISITIONS AND DISPOSITIONS

Acquisition of Rave Theatres

During November 2012, the Company entered into an asset purchase agreement with Rave Real Property Holdco, LLC and certain of its subsidiaries, Rave Cinemas, LLC and RC Processing, LLC (collectively “Rave”), pursuant to which the Company will acquire 32 theatres with 483 screens located in 12 states. The estimated purchase price is approximately $240,000. The purchase price, the amount of which is subject to certain closing date adjustments, will consist of cash consideration and the assumption of certain liabilities. The transaction is expected to close during the first quarter of 2013, subject to the satisfaction of customary closing conditions for transactions of this type, including Department of Justice or Federal Trade Commission antitrust approval.

Acquisition of Argentina Theatres

During August 2011, the Company acquired ten theatres with 95 screens from Hoyts General Cinema South America, Inc. in a stock purchase for approximately $66,958 in cash. The acquisition resulted in an expansion of the Company’s international theatre base. The Company incurred approximately $200 in transaction costs, which are reflected in general and administrative expenses on the consolidated statement of income for the year ended December 31, 2011. The transaction was accounted for by applying the acquisition method.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

The following table represents the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date:

Theatre properties and equipment	$24,098
Tradename	10,032
Favorable leases	3,919
Other intangible assets	884
Goodwill	43,018
Long-term debt	(5,993)
Deferred tax liability	(7,240)
Other liabilities, net of other assets	(1,760)

Total	$66,958

The weighted average amortization period for the intangible assets acquired was approximately seven years as of the acquisition date. The acquisition is subject to review by the Argentina Comisión Nacional de Defensa de la Competencia (“CNDC”).

Canada Dispositions

During November 2010, the Company sold its one theatre in Canada for approximately $6,320 in cash proceeds and recorded a gain on sale of assets and other of approximately $7,025, which also reflected the write-off of a deferred rent liability related to the theatre.

During November 2010, the Company also sold its interest in a profit sharing agreement related to a previously sold Canadian property. The Company received proceeds of approximately $8,493 and recorded a gain on sale of assets and other.

4. INVESTMENT IN NATIONAL CINEMEDIA LLC

The Company has an investment in National CineMedia, LLC (“NCM”). NCM operates a digital in-theatre network in the U.S. for providing cinema advertising and non-film events. Upon joining NCM, the Company entered into an Exhibitor Services Agreement, or the ESA, with NCM, pursuant to which NCM provides advertising, promotion and event services to our theatres. On February 13, 2007, National CineMedia, Inc. (“NCMI”), an entity that serves as the sole manager of NCM, completed an IPO of its common stock. In connection with the NCMI initial public offering, the Company amended its operating agreement and the ESA with NCMI. The ESA modification reflected a shift from circuit share expense under the prior ESA, which obligated NCM to pay the Company a percentage of revenue, to a monthly theatre access fee, which significantly reduced the contractual amounts paid to us by NCM. The Company recorded the proceeds related to the ESA modification as deferred revenue, which is being amortized into other revenues over the life of the agreement using the units of revenue method. In consideration for NCM’s exclusive access to the Company’s theatre attendees for on-screen advertising and use of off-screen areas within the Company’s theatres for lobby entertainment and lobby promotions, the Company receives a monthly theatre access fee under the modified ESA. The theatre access fee is composed of a fixed payment per patron, initially seven cents, and a fixed payment per digital screen, which may be adjusted for certain reasons outlined in the modified ESA. The payment per theatre patron increases by 8% every five years, with the first such increase taking effect after the end of fiscal 2011, and the payment per digital screen, initially eight hundred dollars per digital screen per year, increases annually by 5%. For 2010, 2011 and 2012, the annual payment per digital screen was nine hundred

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

twenty-six dollars, nine hundred seventy-two dollars and one thousand twenty-one dollars, respectively. The theatre access fee paid in the aggregate to Regal Entertainment Group (“Regal”), AMC Entertainment, Inc. (“AMC”) and the Company will not be less than 12% of NCM’s Aggregate Advertising Revenue (as defined in the modified ESA), or it will be adjusted upward to reach this minimum payment. Additionally, with respect to any on-screen advertising time provided to the Company’s beverage concessionaire, the Company is required to purchase such time from NCM at a negotiated rate. The modified ESA has, except with respect to certain limited services, a remaining term of approximately 24 years.

As a result of the application of a portion of the proceeds it received from the NCMI initial public offering, the Company had a negative basis in its original membership units in NCM, which is referred to herein as the Company’s Tranche 1 Investment. Following the NCM, Inc. IPO, the Company does not recognize undistributed equity in the earnings on its Tranche 1 Investment until NCM’s future net earnings, less distributions received, surpass the amount of the excess distribution. The Company recognizes equity in earnings on its Tranche 1 Investment only to the extent it receives cash distributions from NCM. The Company recognizes cash distributions it receives from NCM on its Tranche 1 Investment as a component of earnings as Distributions from NCM. The Company believes that the accounting model provided by ASC 323-10-35-22 for recognition of equity investee losses in excess of an investor’s basis is analogous to the accounting for equity income subsequent to recognizing an excess distribution.

Common Unit Adjustments

Pursuant to a Common Unit Adjustment Agreement dated as of February 13, 2007 between NCMI and the Company, AMC and Regal, which we refer to collectively as the Founding Members, annual adjustments to the common membership units are made primarily based on increases or decreases in the number of theatre screens operated and theatre attendance generated by each Founding Member. To account for the receipt of additional common units under the Common Unit Adjustment Agreement, we follow the guidance in FASB ASC 323-10-35-29 (formerly EITF 02-18, “Accounting for Subsequent Investments in an Investee after Suspension of Equity Loss Recognition”) by analogy, which also refers to AICPA Technical Practice Aid 2220.14, which indicates that if a subsequent investment is made in an equity method investee that has experienced significant losses, the investor must determine if the subsequent investment constitutes funding of prior losses. We concluded that the construction or acquisition of new theatres that has led to the common unit adjustments equates to making additional investments in NCM. We evaluated the receipt of the additional common units in NCM and the assets exchanged for these additional units and have determined that the right to use our incremental new screens would not be considered funding of prior losses. We account for these additional common units, which we refer to herein as our Tranche 2 Investment, as a separate investment than our Tranche 1 Investment. The common units received are recorded at fair value as an increase in our investment in NCM with an offset to deferred revenue. The deferred revenue is amortized over the remaining term of the ESA. Our Tranche 2 Investment is accounted for following the equity method, with undistributed equity earnings related to our Tranche 2 Investment included as a component of earnings in equity in income (loss) of affiliates and distributions received related to our Tranche 2 Investment are recorded as a reduction of our investment basis. In the event that a common unit adjustment is determined to be a negative number, the Founding Member can elect to either transfer and surrender to NCM the number of common units equal to all or part of such Founding Member’s common unit adjustment or to pay to NCM an amount equal to such Founding Member’s common unit adjustment calculated in accordance with the Common Unit Adjustment Agreement. If the Company then elects to surrender common units as part of a negative common unit adjustment, the Company would record a reduction to deferred revenue at the then fair value of the common units surrendered and a reduction of the Company’s Tranche 2 Investment at an amount equal to the weighted average cost for Tranche 2 common units, with the difference between the two values recorded as a gain or loss on sale of assets and other.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

During March 2010, NCM performed its annual common unit adjustment calculation under the Common Unit Adjustment Agreement. As a result of the calculation, the Company received an additional 1,757,548 common units of NCM, each of which is convertible into one share of NCM, Inc. common stock. The Company recorded the additional common units received at fair value as part of its Tranche 2 Investment with a corresponding adjustment to deferred revenue of $30,683. Subsequent to the annual common unit adjustment discussed above, in May 2010, one of NCM’s other founding members completed an acquisition of another theatre circuit that required an extraordinary common unit adjustment calculation by NCM in accordance with the Common Unit Adjustment Agreement. As a result of this extraordinary common unit adjustment, the founding member was granted additional common units of NCM, which resulted in dilution of the Company’s ownership interest in NCM. The Company recognized a change of interest gain of approximately $271 during the year ended December 31, 2010 as a result of this extraordinary common unit adjustment, which is reflected in (gain) loss on sale of assets and other on the consolidated statement of income.

During March 2011, NCM performed its annual common unit adjustment calculation under the Common Unit Adjustment Agreement. As a result of the calculation, the Company received an additional 549,417 common units of NCM, each of which is convertible into one share of NCM, Inc. common stock. The Company recorded the additional common units received at fair value as part of its Tranche 2 Investment with a corresponding adjustment to deferred revenue of approximately $9,302.

During March 2012, NCM performed its annual common unit adjustment calculation under the Common Unit Adjustment Agreement. As a result of the calculation, the Company received an additional 598,724 common units of NCM, each of which is convertible into one share of NCM, Inc. common stock. The Company recorded the additional common units received at fair value as part of its Tranche 2 Investment with a corresponding adjustment to deferred revenue of approximately $9,137.

As of December 31, 2012, the Company owned a total of 18,094,644 common units of NCM, which represented an approximate 16% interest. Each common unit is convertible into one share of NCMI common stock. The estimated fair value of the Company’s investment in NCM was approximately $255,677 as of December 31, 2012, using NCMI’s stock price as of December 31, 2012 of $14.13 per share.

Summary of Activity with NCM

Below is a summary of activity with NCM included in the Company’s consolidated financial statements:

	Investment	Deferred	Distributions	Equity in	Other	Cash
	in NCM	Revenue	from NCM	Earnings	Revenue	Received
Balance as of January 1, 2010	$34,232	$(203,006)
Receipt of common units due to annual common unit adjustment	$30,683	$(30,683)	$—	$—	$—	$—
Change of interest gain due to extraordinary common unit adjustment (2)	271	—	—	—	—	—
Revenues earned under ESA (1)	—	—	—	—	(5,033)	5,033
Receipt of excess cash distributions	(4,753)	—	(19,616)	—	—	24,369
Receipt under tax receivable agreement	(520)	—	(3,742)	—	—	4,262
Equity in earnings	4,463	—	—	(4,463)	—	—
Amortization of deferred revenue	—	3,116	—	—	(3,116)	—

Balance as of and for the period ended December 31, 2010	$64,376	$(230,573)	$(23,358)	$(4,463)	$(8,149)	$33,664

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

	Investment	Deferred	Distributions	Equity in	Other	Cash
	in NCM	Revenue	from NCM	Earnings	Revenue	Received
Receipt of common units due to annual common unit adjustment	$9,302	$(9,302)	$—	$—	$—	$—
Revenues earned under ESA (1)	—	—	—	—	(5,890)	5,890
Receipt of excess cash distributions	(6,322)	—	(20,023)	—	—	26,345
Receipt under tax receivable agreement	(729)	—	(4,138)	—	—	4,867
Equity in earnings	5,413	—	—	(5,413)	—	—
Amortization of deferred revenue	—	3,565	—	—	(3,565)	—

Balance as of and for the period ended December 31, 2011	$72,040	$(236,310)	$(24,161)	$(5,413)	$(9,455)	$37,102

Receipt of common units due to annual common unit adjustment	$9,137	$(9,137)	$—	$—	$—	$—
Revenues earned under ESA (1)	—	—	—	—	(7,112)	7,112
Receipt of excess cash distributions	(6,503)	—	(17,889)	—	—	24,392
Receipt under tax receivable agreement	(967)	—	(2,923)	—	—	3,890
Equity in earnings	4,416	—	—	(4,416)	—	—
Amortization of deferred revenue	—	4,142	—	—	(4,142)	—

Balance as of and for the period ended December 31, 2012	$78,123	$(241,305)	$(20,812)	$(4,416)	$(11,254)	$35,394

(1)

Amounts include the per patron and per digital screen theatre access fees due to the Company, net of amounts due to NCM for on-screen advertising time provided to the Company’s beverage concessionaire. The amounts due to NCM for on-screen advertising time provided to the Company’s beverage concessionaire were approximately $10,156, $10,733 and $11,063 for the years ended December 31, 2010, 2011 and 2012, respectively.

(2)	Change in interest gain is included in (gain) loss on sale of assets and other on the consolidated statement of income.

The tables below present summary financial information for NCM for the periods indicated (information for the year ended December 28, 2012 was not yet available):

	Year Ended
	December 31, 2009	December 30, 2010	December 29, 2011
Gross revenues	$380,667	$427,475	$435,434
Operating income	$168,146	$190,559	$193,716
Net income	$128,531	$139,541	$134,524

	As of
	December 30, 2010	December 29, 2011
Total assets	$425,972	$421,442
Total liabilities	$932,549	$948,938

5. INVESTMENT IN DIGITAL CINEMA IMPLEMENTATION PARTNERS

On February 12, 2007, the Company, AMC and Regal entered into a joint venture known as Digital Cinema Implementation Partners LLC (“DCIP”) to facilitate the implementation of digital cinema in the Company’s theatres and to establish agreements with major motion picture studios for the financing of digital cinema.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

On March 10, 2010, the Company signed a master equipment lease agreement and other related agreements (collectively the “Agreements”) with Kasima LLC (“Kasima”), which is an indirect subsidiary of DCIP and a related party to the Company. Upon signing the Agreements, the Company contributed the majority of its U.S. digital projection systems at a fair value of $16,380 to DCIP, which DCIP then contributed to Kasima. The net book value of the contributed equipment was approximately $18,090, and as a result, the Company recorded a loss of approximately $1,710, which is reflected in (gain) loss on sale of assets and other on the consolidated statement of income for the year ended December 31, 2010. During April 2010, the Company sold additional U.S. digital projection systems with a net book value of approximately $1,520 to Kasima for approximately $1,197, resulting in an additional loss of approximately $323, which is reflected in (gain) loss on sale of assets and other on the consolidated statement of income for the year ended December 31, 2010. During 2011, the Company sold additional U.S. digital projection systems with a net book value of approximately $3,777 to DCIP for approximately $2,739, resulting in a loss of approximately $1,038, which is reflected in (gain) loss on sale of assets and other on the consolidated statement of income for the year ended December 31, 2011.

The Company has a variable interest in Kasima through the terms of its master equipment lease agreement; however, the Company has determined that it is not the primary beneficiary of Kasima, as the Company does not have the ability to direct the activities of Kasima that most significantly impact Kasima’s economic performance.

As of December 31, 2012, the Company had a 33% voting interest in DCIP and a 24.3% economic interest in DCIP. The Company accounts for its investment in DCIP and its subsidiaries under the equity method of accounting. Below is a rollforward of our investment in DCIP from January 1, 2010 through December 31, 2012:

Balance as of January 1, 2010	$640
Cash contributions	2,813
Equipment contributions, at fair value	16,380
Distributions received	(1,068)
Equity in losses	(7,927)

Balance as of December 31, 2010	$10,838
Cash contributions	1,471
Equity in income	489

Balance as of December 31, 2011	$12,798
Cash contributions	1,325
Equity in income	8,889

Balance as of December 31, 2012	$23,012

Below is summary financial information for DCIP as of and for the years ended December 31, 2010 and 2011. (Financial information for the year ended December 31, 2012 is not yet available.)

	Year ended December31,
	2010	2011
Net operating revenue	$32,396	$113,424
Operating income	$12,817	$70,508
Net loss	$(24,461)	$(2,510)

	As of
	December 31, 2010	December 31, 2011
Total assets	$532,133	$1,087,782
Total liabilities	$468,191	$997,735

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

As a result of the Agreements, the Company has installed digital projection systems to a majority of its first run U.S. theatres. The digital projection systems are being leased from Kasima under an operating lease with an initial term of twelve years that contains ten one-year fair value renewal options. The equipment lease agreement also contains a fair value purchase option. Under the equipment lease agreement, the Company pays minimum annual rent of one thousand dollars per digital projection system for the first six and a half years from the effective date of the agreement and minimum annual rent of three thousand dollars per digital projection system beginning at six and a half years from the effective date through the end of the lease term. The Company may also be subject to various types of other rent if such digital projection systems do not meet minimum performance requirements as outlined in the agreements. Certain of the other rent payments are subject to either a monthly or an annual maximum. As of December 31, 2012, the Company had 3,515 digital projection systems being leased under the master equipment lease agreement with Kasima. The Company recorded equipment lease expense of approximately $1,354, $5,332 and $7,802 during the years ended December 31, 2010, 2011 and 2012, respectively, which is included in utilities and other costs on the consolidated statements of income.

The digital projection systems leased from Kasima replaced a majority of the Company’s existing 35 millimeter projection systems in its U.S. theatres. Therefore, upon signing the agreements, the Company began accelerating the depreciation of these existing 35 millimeter projection systems. The Company recorded depreciation expense of approximately $9,423 and $10,604 on its domestic 35 millimeter projection systems during the years ended December 31, 2010 and 2011. The Company’s domestic 35 millimeter projection systems were fully depreciated as of December 31, 2011.

6. INVESTMENT IN REALD

The Company licenses 3-D systems from RealD. Under its license agreement with RealD, the Company earned options to purchase shares of RealD common stock as it installed a certain number of 3-D systems as outlined in the license agreement. During 2010, the Company earned a total of 1,085,828 options to purchase shares of common stock in RealD. Upon vesting in these options, the Company recorded a total investment in RealD of approximately $18,909, which represented the estimated aggregate fair value of the options, with an offset to deferred lease incentive liability. The fair value of the RealD options in which the company vested during the year ended December 31, 2010, as discussed above, was determined using the quoted market price of RealD’s stock adjusted for the lock-up period to which the Company was subject until January 2011, which fell under Level 2 of the U.S. GAAP fair value hierarchy as defined by ASC Topic 820-10-35.

During January, February and March 2011, the Company vested in an additional 136,952 RealD options in the aggregate by reaching additional target levels, as outlined in the license agreement. Upon vesting in these additional options, the Company recorded an increase in its investment in RealD and its deferred lease incentive liability of approximately $3,402, which represented the estimated fair value of the RealD options. The fair value measurements were based upon RealD’s quoted stock prices on the dates of vesting. These fair value measurements fall under Level 1 of the U.S. GAAP fair value hierarchy as defined by ASC Topic 820-10-35.

During March 2011, the Company exercised all of its options to purchase shares of common stock in RealD for $0.00667 per share. The Company accounts for its investment in RealD as a marketable security. The Company has determined that its RealD shares are available-for-sale securities in accordance with ASC Topic 320-10-35-1, therefore unrealized holding gains and losses are reported as a component of accumulated other comprehensive loss until realized. The deferred lease incentive liability recorded as a result of the option vesting events discussed above is reflected in other long-term liabilities on the consolidated balance sheets and is being amortized over the term of the license agreement, which is approximately seven and one-half years. The license agreement has a remaining term of approximately six years.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

During the year ended December 31, 2011, the Company recognized an other-than-temporary impairment on its investment in RealD due to the length of time and extent to which RealD’s quoted stock price had been below the Company’s basis in the stock. As a result of the other-than-temporary impairment, the Company reclassified approximately $12,610, which represented cumulative net unrealized holding losses, from accumulated other comprehensive loss to earnings.

As of December 31, 2012, the Company owned 1,222,780 shares in RealD, with an estimated fair value of $13,707. The fair value of the RealD shares was determined based upon the quoted price of RealD’s common stock on December 31, 2012, which falls under Level 1 of the U.S. GAAP fair value hierarchy as defined by ASC Topic 820-10-35. During the years ended December 31, 2010, 2011 and 2012, the Company recorded a pre-tax unrealized holding gain (loss) of approximately $9,084, $(21,694) and $3,998, respectively, as a component of accumulated other comprehensive loss.

Below is a rollforward of the Company’s investment in RealD from January 2010 through December 31, 2012:

Balance as of January 1, 2010	$—
Fair value of options earned	18,909
Unrealized holding gain	9,084

Balance as of December 31, 2010	$27,993
Fair value of options earned	3,402
Exercise of options at $0.00667 per share	8
Unrealized holding loss	(21,694)

Balance as of December 31, 2011	$9,709
Unrealized holding gain	3,998

Balance as of December 31, 2012	$13,707

7. SHARE EXCHANGES WITH AND PURCHASES OF NONCONTROLLING INTERESTS

During April 2010, the Company’s partners in Colombia (the “Colombian Partners”) exercised an option available to them under an Exchange Option Agreement dated April 9, 2007 between Cinemark Holdings, Inc. and the Colombian Partners. Under this option, which was contingent upon completion of an initial public offering of common stock by Cinemark Holdings, Inc., the Colombian Partners were entitled to exchange their shares in Cinemark Colombia S.A. for shares of Cinemark Holdings, Inc.’s common stock (the “Colombia Share Exchange”). The number of shares to be exchanged was determined based on Cinemark Holdings, Inc.’s equity value and the equity value of the Colombian Partners’ interest in Cinemark Colombia S.A., both of which are defined in the Exchange Option Agreement. As a result of the Colombia Share Exchange, on June 14, 2010, Cinemark Holdings, Inc. issued 1,112,723 shares of its common stock to the Colombian Partners. Simultaneously, Cinemark Holdings, Inc. contributed the shares it received in Cinemark Colombia S.A. to the Company. The increase in the Company’s ownership interest in its Colombian subsidiary was accounted for as an equity transaction. The Company recorded an increase in additional-paid-in-capital of approximately $6,951, which represented the book value of the Colombian partners’ noncontrolling interest account of approximately $5,865 plus the Colombian partners’ share of accumulated other comprehensive loss of approximately $1,086. As a result of this transaction, the Company owns 100% of the shares in Cinemark Colombia S.A.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

During November 2010, the Company purchased its noncontrolling interests’ 20% share of Cinemark Panama S.A. (“Cinemark Panama”) for approximately $888 in cash. The transaction was accounted for as an equity transaction in accordance with ASC Topic 810-10-45-23. The book value of Cinemark Panama’s noncontrolling interest was approximately $498, therefore the Company recorded an adjustment to additional paid-in-capital of approximately $390. As a result of the transaction, the Company owns 100% of the shares in Cinemark Panama.

During May 2011, the Company purchased its Chilean partners’ 2.6% share of Cinemark Chile S.A. (“Cinemark Chile”) for approximately $1,443 in cash. The increase in the Company’s ownership interest in its Chilean subsidiary was accounted for as an equity transaction in accordance with ASC Topic 810-10-45-23. The Company recorded a decrease in additional paid-in-capital of approximately $1,402, which represented the difference between the cash paid and the book value of the Chilean partners’ noncontrolling interest account of approximately $917, plus the Chilean partners’ share of accumulated other comprehensive loss of approximately $485. As a result of this transaction, the Company owns 100% of the shares in Cinemark Chile.

8. GOODWILL AND OTHER INTANGIBLE ASSETS—NET

The Company’s goodwill was as follows:

	U.S. Operating Segment	International Operating Segment	Total
Balance at January 1, 2011 (1)	$948,026	$174,945	$1,122,971
Acquisition of ten theatres in Argentina (see Note 3)	—	43,018	43,018
Foreign currency translation adjustments	—	(15,352)	(15,352)

Balance at December 31, 2011 (1)	$948,026	$202,611	$1,150,637
Acquisition of U.S. theatre	8,971	—	8,971
Foreign currency translation adjustments	—	(8,797)	(8,797)

Balance at December 31, 2012 (1)	$956,997	$193,814	$1,150,811

(1)	Balances are presented net of accumulated impairment losses of $214,031 for the U.S. operating segment and $27,622 for the international operating segment.

As of December 31, intangible assets-net, consisted of the following:

	January 1,				December 31,
	2011	Additions(2)	Amortization	Other (1)	2011
Intangible assets with finite lives:
Gross carrying amount	$64,319	$14,835	$—	$(4,773)	$74,381
Accumulated amortization	(46,185)	—	(4,579)	3,451	(47,313)

Total net intangible assets with finite lives	18,134	14,835	(4,579)	(1,322)	27,068
Intangible assets with indefinite lives:
Tradename	311,070	—	—	(1,231)	309,839

Total intangible assets—net	$329,204	$14,835	$(4,579)	$(2,553)	$336,907

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

	December 31,			December 31,
	2011	Amortization	Other (1)	2012
Intangible assets with finite lives:
Gross carrying amount	$74,381	$—	$(2,460)	$71,921
Accumulated amortization	(47,313)	(4,611)	570	(51,354)

Total net intangible assets with finite lives	27,068	(4,611)	(1,890)	20,567
Intangible assets with indefinite lives:
Tradename	309,839	—	335	310,174

Total intangible assets—net	$336,907	$(4,611)	$(1,555)	$330,741

(1)

Activity for 2011 includes the write-off of approximately $549 for a vendor contract in Brazil that was terminated and foreign currency translation adjustments. Activity for 2012 consists of the write off of favorable leases for theatres that were closed and foreign currency translation adjustments.

(2)	See Note 3.

Estimated aggregate future amortization expense for intangible assets is as follows:

For the year ended December 31, 2013	$4,199
For the year ended December 31, 2014	3,644
For the year ended December 31, 2015	3,351
For the year ended December 31, 2016	3,128
For the year ended December 31, 2017	2,498
Thereafter	3,747

Total	$20,567

9. IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets for impairment indicators on a quarterly basis or whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. See Note 1 for discussion of the Company’s impairment evaluation.

The Company’s long-lived asset impairment losses are summarized in the following table:

	Year Ended December 31,
	2010	2011	2012
United States theatre properties	$5,166	$3,635	$2,693
International theatre properties	5,668	3,398	338

Subtotal	$10,834	$7,033	$3,031
Intangible assets (see Note 8)	1,527	—	—
Equity investment	177	—	—

Impairment of long-lived assets	$12,538	$7,033	$3,031

The long-lived asset impairment charges recorded during each of the years presented are specific to theatres that were directly and individually impacted by increased competition, adverse changes in market demographics, or adverse changes in the development or the conditions of the areas surrounding the theatre. As of December 31, 2012, the estimated aggregate fair value of the long-lived assets impaired during the year ended December 31, 2012 was approximately $3,876.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

10. DEFERRED CHARGES AND OTHER ASSETS—NET

As of December 31, deferred charges and other assets—net consisted of the following:

	December 31,
	2011	2012
Debt issue costs, net of accumulated amortization	$26,870	$40,520
Long-term prepaid rents	15,778	14,958
Construction related deposits	6,463	11,427
Lease deposits	2,208	4,039
Equipment to be placed in service	10,495	22,767
Other	2,166	8,333

Total	$63,980	$102,044

During the year ended December 31, 2012, the Company paid debt issue costs of $18,453 primarily related to the issuance of its 5.125% senior notes and the amendment and restatement of its senior secured credit facility. See Note 11 for discussion of long term debt activity.

11. LONG-TERM DEBT

As of December 31, long-term debt consisted of the following:

	December 31,
	2011	2012
Cinemark USA, Inc. term loan	$905,887	$700,000
Cinemark USA, Inc. 8.625% senior notes due 2019 (1)	460,530	461,464
Cinemark USA, Inc. 5.125% senior notes due 2022	—	400,000
Cinemark USA, Inc. 7.375% senior subordinated notes due 2021	200,000	200,000
Hoyts General Cinema (Argentina) bank loan due 2013	5,804	2,546

Total long-term debt	1,572,221	1,764,010
Less current portion	12,145	9,546

Long-term debt, less current portion	$1,560,076	$1,754,464

(1)	Includes the $470,000 aggregate principal amount of the 8.625% senior notes net of the unamortized discount of $9,470 and $8,536 at December 31, 2011 and 2012, respectively.

Amended Senior Secured Credit Facility

On December 18, 2012, Cinemark USA, Inc. amended and restated its senior secured credit facility to include a seven year $700,000 term loan and a five year $100,000 revolving credit line, referred to herein as the Amended Senior Secured Credit Facility. The proceeds from the Amended Senior Secured Credit Facility, combined with a portion of the proceeds from the 5.125% Senior Notes discussed below, were used to refinance the Company’s Former Senior Secured Credit Facility, also discussed below. The Company incurred debt issue

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

costs of approximately $12,000 during the year ended December 31, 2012 related to the amendment and restatement. The term loan under the Amended Senior Secured Credit Facility matures in December 2019. The revolving credit line, which was undrawn at closing and remained undrawn as of December 31, 2012, matures in December 2017. Quarterly principal payments in the amount of $1,750 are due on the term loan beginning March 2013 through September 2019 with the remaining principal of $652,750 due on December 18, 2019.

Interest on the term loan accrues at Cinemark USA, Inc.’s option at: (A) the base rate equal to the higher of (1) the prime lending rate as set forth on the British Banking Association Telerate page 5, or (2) the federal funds effective rate from time to time plus 0.50%, plus a margin of 2.0% per annum, or (B) a “eurodollar rate” plus a margin of 3.0% per annum. Interest on the revolving credit line accrues, at Cinemark USA, Inc.’s option, at: (A) a base rate equal to the higher of (1) the prime lending rate as set forth on the British Banking Association Telerate page 5 and (2) the federal funds effective rate from time to time plus 0.50%, plus a margin that ranges from 1.00% to 1.75% per annum, or (B) a “eurodollar rate” plus a margin that ranges from 2.00% to 2.75% per annum. The margin of the revolving credit line is determined by the consolidated net senior secured leverage ratio as defined in the credit agreement.

Cinemark USA, Inc.’s obligations under the Amended Senior Secured Credit Facility are guaranteed by Cinemark Holdings, Inc. and certain of Cinemark USA, Inc.’s domestic subsidiaries and are secured by mortgages on certain fee and leasehold properties and security interests in substantially all of Cinemark USA, Inc.’s and the guarantors’ personal property, including, without limitation, pledges of all of Cinemark USA, Inc.’s capital stock, all of the capital stock of certain of Cinemark USA, Inc.’s domestic subsidiaries and 65% of the voting stock of certain of its foreign subsidiaries.

The Amended Senior Secured Credit Facility contains usual and customary negative covenants for agreements of this type, including, but not limited to, restrictions on Cinemark USA, Inc.’s ability, and in certain instances, its subsidiaries’ and Cinemark Holdings, Inc.’s ability, to consolidate or merge or liquidate, wind up or dissolve; substantially change the nature of its business; sell, transfer or dispose of assets; create or incur indebtedness; create liens; pay dividends, and repurchase stock; and make capital expenditures and investments. If Cinemark USA, Inc. has borrowings outstanding on the revolving credit line, it is required to satisfy a consolidated net senior secured leverage ratio covenant as determined in accordance with the Amended Senior Secured Credit Facility.

The dividend restriction contained in the Amended Senior Secured Credit Facility prevents the Company and any of its subsidiaries from paying a dividend or otherwise distributing cash to its stockholders unless (1) the Company is not in default, and the distribution would not cause the Company to be in default, under the Amended Senior Secured Credit Facility; and (2) the aggregate amount of certain dividends, distributions, investments, redemptions and capital expenditures made since December 18, 2012, including dividends declared by the board of directors, is less than the sum of (a) the aggregate amount of cash and cash equivalents received by Cinemark Holdings, Inc. or Cinemark USA, Inc. as common equity since December 18, 2012, (b) Cinemark USA, Inc.’s consolidated EBITDA minus 1.75 times its consolidated interest expense, each as defined in the Amended Senior Secured Credit Facility, and (c) certain other defined amounts. As of December 31, 2012, Cinemark USA, Inc. could have distributed up to approximately $1,409,000 to its parent company and sole stockholder, Cinemark Holdings, Inc., under the terms of the Amended Senior Secured Credit Facility, subject to its available cash and other borrowing restrictions outlined in the agreement.

At December 31, 2012, there was $700,000 outstanding under the term loan and no borrowings outstanding under the revolving credit line. Cinemark USA, Inc. had $100,000 in available borrowing capacity on the revolving credit line. The average interest rate on outstanding term loan borrowings under the Amended Senior Secured Credit Facility at December 31, 2012 was approximately 4.0% per annum.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

5.125% Senior Notes

On December 18, 2012, Cinemark USA, Inc. issued $400,000 aggregate principal amount of 5.125% senior notes due 2022, at par value, referred to herein as the 5.125% Senior Notes. A portion of the proceeds were used to refinance a portion of the Former Senior Secured Credit Facility and a portion of the proceeds are expected to be used to fund the purchase price for the Rave Acquisition (see Note 3) and for general corporate purposes. Interest on the 5.125% Senior Notes is payable on June 15 and December 15 of each year, beginning June 15, 2013. The senior notes mature on December 15, 2022. The Company incurred debt issue costs of approximately $6,400 in connection with the issuance during the year ended December 31, 2012.

The 5.125% Senior Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by certain of Cinemark USA, Inc.’s subsidiaries that guarantee, assume or become liable with respect to any of Cinemark USA, Inc.’s or a guarantor’s debt. The 5.125% Senior Notes and the guarantees are senior unsecured obligations and rank equally in right of payment with all of Cinemark USA, Inc.’s and its guarantor’s existing and future senior unsecured debt and senior in right of payment to all of Cinemark USA, Inc.’s and its guarantor’s existing and future subordinated debt. The 5.125% Senior Notes and the guarantees are effectively subordinated to all of Cinemark USA, Inc.’s and its guarantor’s existing and future secured debt to the extent of the value of the assets securing such debt, including all borrowings under Cinemark USA, Inc.’s amended senior secured credit facility. The 5.125% Senior Notes and the guarantees are structurally subordinated to all existing and future debt and other liabilities of Cinemark USA, Inc.’s subsidiaries that do not guarantee the senior notes.

The indenture to the 5.125% Senior Notes contains covenants that limit, among other things, the ability of Cinemark USA, Inc. and certain of its subsidiaries to (1) make investments or other restricted payments, including paying dividends, making other distributions or repurchasing subordinated debt or equity, (2) incur additional indebtedness and issue preferred stock, (3) enter into transactions with affiliates, (4) enter new lines of business, (5) merge or consolidate with, or sell all or substantially all of its assets to, another person and (6) create liens. As of December 31, 2012, Cinemark USA, Inc. could have distributed up to approximately $1,118,500 to its parent company and sole stockholder, Cinemark Holdings, Inc., under the terms of the indenture to the 5.125% Senior Notes, subject to its available cash and other borrowing restrictions outlined in the indenture. Upon a change of control of Cinemark Holdings, Inc. or Cinemark USA, Inc., Cinemark USA, Inc. would be required to make an offer to repurchase the 5.125% Senior Notes at a price equal to 101% of the aggregate principal amount outstanding plus accrued and unpaid interest, if any, through the date of repurchase. The indenture governing the 5.125% Senior Notes allows Cinemark USA, Inc. to incur additional indebtedness if it satisfies the coverage ratio specified in the indenture, after giving effect to the incurrence of the additional indebtedness, and in certain other circumstances. The required minimum coverage ratio is 2 to 1 and our actual ratio as of December 31, 2012 was 5.6 to 1.

Prior to December 15, 2017, Cinemark USA, Inc. may redeem all or any part of the 5.125% Senior Notes at its option at 100% of the principal amount plus a make-whole premium. After December 15, 2017, Cinemark USA, Inc. may redeem the 5.125% Senior Notes in whole or in part at redemption prices described in the 5.125% Senior Notes. In addition, Cinemark USA, Inc. may redeem up to 35% of the aggregate principal amount of the 5.125% Senior Notes from the net proceeds of certain equity offerings at the redemption price set forth in the senior notes.

Under a registration rights agreement entered into in conjunction with the issuance of the 5.125% Senior Notes, the Company and its guarantor subsidiaries are obligated to use its commercially reasonable best efforts to file a registration statement with the Securities and Exchange Commission, or the Commission, on or prior to 120

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

days from the issuance date, pursuant to which the Company will offer to exchange the 5.125% Senior Notes for substantially identical notes registered under the Securities Act of 1933, as amended, that will not contain terms restricting the transfer thereof or providing for registration rights. The Company will use its commercially reasonable best efforts to have the registration statement declared effective by the Commission on or prior to 210 days from the issuance date, or the Effective Date. The Company will use its commercially reasonable best efforts to issue on the earliest practicable date after the Effective Date, but not later than 30 days thereafter, exchange registered 5.125% Senior Notes in exchange for all 5.125% Senior Notes tendered prior thereto in the exchange offer. If the Company is obligated to file a shelf registration statement, the Company will use its commercially reasonable best efforts to file the shelf registration statement with the Commission on or prior to 30 days after such filing obligation arises (and in any event within 240 days after the closing of the 5.125% Senior Notes offering) and to cause the shelf registration statement to be declared effective by the Commission on or prior to 210 days after such obligation arises. The Company will use its commercially reasonable best efforts to keep the shelf registration statement effective for a period of one year after the closing of the 5.125% Senior Notes offering, subject to certain exceptions.

If (a) the Company fails to file the registration statement on or before the date specified, (b) if such registration statement is not declared effective by the Commission on or prior to the date specified for such effectiveness, (c) if the Company fails to consummate the exchange offer within 30 business days of the Effective Date with respect to the exchange offer registration statement or (d) if the date the shelf registration statement is declared effective by the Commission or the exchange offer registration statement thereafter ceases to be effective or usable during the periods specified in the registration rights agreement without being succeeded within two business days by a post-effective amendment to such registration statement that cures such failure and that is itself immediately declared effective (each such event a “Registration Default”), the Company will pay additional interest to each holder of the 5.125% Senior Notes. Such additional interest, with respect to the first 90-day period immediately following the occurrence of any such Registration Default, shall equal an increase in the annual interest rate on the notes by 0.5% per annum.

The amount of the additional interest will increase by an additional 0.5% per annum with respect to each subsequent 90-day period relating to such Registration Default until all Registration Defaults have been cured, up to a maximum amount of additional interest for all Registration Defaults of 1.0% per annum. The 5.125% Senior Notes will not accrue additional interest from and after the second anniversary of the closing of the 5.125% Senior Notes offering even if the Company is not in compliance with its obligations under the registration rights agreement. The receipt of additional interest shall be the sole remedy available to holders of 5.125% Senior Notes as a result of one or more Registration Defaults. Following the cure of all Registration Defaults, the accrual of additional interest will cease.

7.375% Senior Subordinated Notes

On June 3, 2011, Cinemark USA, Inc. issued $200,000 aggregate principal amount of 7.375% senior subordinated notes due 2021, at par value, referred to herein as the Senior Subordinated Notes. The proceeds, after payment of fees, were primarily used to fund the prepayment of the remaining $157,235 of the Company’s unextended portion of term loan debt under its former senior secured credit facility. Interest on the Senior Subordinated Notes is payable on June 15 and December 15 of each year. The Senior Subordinated Notes mature on June 15, 2021. The Company incurred debt issue costs of approximately $4,500 during the year ended December 31, 2011 in connection with the issuance.

The Senior Subordinated Notes are fully and unconditionally guaranteed on a joint and several senior subordinated unsecured basis by certain of the Company’s subsidiaries that guarantee, assume or become liable with respect to any of the Company’s or a guarantor’s other debt. The Senior Subordinated Notes and the

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

guarantees are senior subordinated unsecured obligations and rank equally in right of payment with all of the Company’s and a guarantor’s future senior subordinated indebtedness; are subordinate in right of payment to all of the Company’s and a guarantor’s existing and future senior indebtedness, whether secured or unsecured, including the Company’s obligations under its Amended Senior Secured Credit Facility, its 8.625% Senior Notes and its 5.125% Senior Notes; and structurally subordinate to all existing and future indebtedness and other liabilities of the Company’s non-guarantor subsidiaries.

The indenture to the Senior Subordinated Notes contains covenants that limit, among other things, the ability of Cinemark USA, Inc. and certain of its subsidiaries to (1) make investments or other restricted payments, including paying dividends, making other distributions or repurchasing subordinated debt or equity, (2) incur additional indebtedness and issue preferred stock, (3) enter into transactions with affiliates, (4) enter new lines of business, (5) merge or consolidate with, or sell all or substantially all of its assets to, another person and (6) create liens. As of December 31, 2012, Cinemark USA, Inc. could have distributed up to approximately $1,107,400 to its parent company and sole stockholder, Cinemark Holdings, Inc., under the terms of the indenture to the 7.375% Senior Notes, subject to its available cash and other borrowing restrictions outlined in the indenture. Upon a change of control, as defined in the indenture, the Company would be required to make an offer to repurchase the senior subordinated notes at a price equal to 101% of the aggregate principal amount outstanding plus accrued and unpaid interest, if any, through the date of repurchase. The indenture governing the Senior Subordinated Notes allows Cinemark USA, Inc. to incur additional indebtedness if it satisfies the coverage ratio specified in the indenture, after giving effect to the incurrence of the additional indebtedness, and in certain other circumstances. The required minimum coverage ratio is 2 to 1, and our actual ratio as of December 31, 2012 was 5.5 to 1.

Prior to June 15, 2016, Cinemark USA, Inc. may redeem all or any part of the Senior Subordinated Notes at its option at 100% of the principal amount plus a make-whole premium plus accrued and unpaid interest on the senior subordinated notes to the date of redemption. After June 15, 2016, Cinemark USA, Inc. may redeem the Senior Subordinated Notes in whole or in part at redemption prices specified in the indenture. In addition, prior to June 15, 2014, Cinemark USA, Inc. may redeem up to 35% of the aggregate principal amount of the Senior Subordinated Notes from the net proceeds of certain equity offerings at the redemption price set forth in the indenture.

Cinemark USA, Inc. and its guarantor subsidiaries filed a registration statement with the Securities and Exchange Commission (the “Commission”) on July 27, 2011 pursuant to which Cinemark USA, Inc. offered to exchange the Senior Subordinated Notes for substantially similar registered Senior Subordinated Notes. The registration statement became effective August 4, 2011, and approximately $199,500 of the notes were exchanged on September 7, 2011. The registered Senior Subordinated Notes, issued in the exchange, do not have transfer restrictions. Approximately $500 of the notes were not exchanged as of December 31, 2012.

8.625% Senior Notes

On June 29, 2009, Cinemark USA, Inc. issued $470,000 aggregate principal amount of 8.625% senior notes due 2019, referred to herein as the 8.625% Senior Notes, with an original issue discount of $11,468, resulting in proceeds of approximately $458,532. The proceeds were primarily used to fund the repurchase of the then remaining outstanding $419,403 aggregate principal amount at maturity of Cinemark, Inc.’s 9.75% senior discount notes. Interest on the 8.625% Senior Notes is payable on June 15 and December 15 of each year. The 8.625% Senior Notes mature on June 15, 2019. The original issue discount is being amortized on the effective interest method over the term of the 8.625% Senior Notes. As of December 31, 2012, the carrying value of the 8.625% Senior Notes was $461,464.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

Cinemark USA, Inc. filed a registration statement with the Securities and Exchange Commission on September 24, 2009 pursuant to which Cinemark USA, Inc. offered to exchange the 8.625% Senior Notes for substantially similar registered 8.625% Senior Notes. The registration statement became effective and the notes were exchanged on December 17, 2009. The registered 8.625% Senior Notes, issued in the exchange, do not have transfer restrictions.

The 8.625% Senior Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by certain of Cinemark USA, Inc.’s subsidiaries that guarantee, assume or become liable with respect to any of Cinemark USA, Inc.’s or a guarantor’s debt. The 8.625% Senior Notes and the guarantees are senior unsecured obligations and rank equally in right of payment with all of Cinemark USA, Inc.’s and its guarantor’s existing and future senior unsecured debt and senior in right of payment to all of Cinemark USA, Inc.’s and its guarantor’s existing and future subordinated debt. The 8.625% Senior Notes and the guarantees are effectively subordinated to all of Cinemark USA, Inc.’s and its guarantor’s existing and future secured debt to the extent of the value of the assets securing such debt, including all borrowings under Cinemark USA, Inc.’s amended senior secured credit facility. The 8.625% Senior Notes and the guarantees are structurally subordinated to all existing and future debt and other liabilities of Cinemark USA, Inc.’s subsidiaries that do not guarantee the 8.625% Senior Notes.

The indenture to the 8.625% Senior Notes contains covenants that limit, among other things, the ability of Cinemark USA, Inc. and certain of its subsidiaries to (1) consummate specified asset sales, (2) make investments or other restricted payments, including paying dividends, making other distributions or repurchasing subordinated debt or equity, (3) incur additional indebtedness and issue preferred stock, (4) enter into transactions with affiliates, (5) enter new lines of business, (6) merge or consolidate with, or sell all or substantially all of its assets to, another person and (7) create liens. As of December 31, 2012, Cinemark USA, Inc. could have distributed up to approximately $1,060,200 to its parent company and sole stockholder, Cinemark Holdings, Inc., under the terms of the indenture to the 8.625% Senior Notes, subject to its available cash and other borrowing restrictions outlined in the indenture. Upon a change of control of Cinemark Holdings, Inc. or Cinemark USA, Inc., Cinemark USA, Inc. would be required to make an offer to repurchase the 8.625% Senior Notes at a price equal to 101% of the aggregate principal amount outstanding plus accrued and unpaid interest, if any, through the date of repurchase. Certain asset dispositions are considered triggering events that may require Cinemark USA, Inc. to use the proceeds from those asset dispositions to make an offer to purchase the notes at 100% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase if such proceeds are not otherwise used within 365 days as described in the indenture. The indenture governing the 8.625% Senior Notes allows Cinemark USA, Inc. to incur additional indebtedness if it satisfies the coverage ratio specified in the indenture, after giving effect to the incurrence of the additional indebtedness, and in certain other circumstances. The required minimum coverage ratio is 2 to 1 and our actual ratio as of December 31, 2012 was 5.5 to 1.

Prior to June 15, 2014, Cinemark USA, Inc. may redeem all or any part of the 8.625% Senior Notes at its option at 100% of the principal amount plus a make-whole premium. After June 15, 2014, Cinemark USA, Inc. may redeem the 8.625% Senior Notes in whole or in part at redemption prices described in the senior notes. In addition, Cinemark USA, Inc. may redeem up to 35% of the aggregate principal amount of the 8.625% Senior Notes from the net proceeds of certain equity offerings at the redemption price set forth in the 8.625% Senior Notes.

Former Senior Secured Credit Facility

On October 5, 2006, in connection with the Century Acquisition, Cinemark USA, Inc. entered into its former senior secured credit facility that provided for a seven year $1,120,000 term loan and a six year $150,000 revolving credit line. On March 2, 2010, the Company completed an amendment and extension to this former

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

senior secured credit facility to primarily extend the maturities of the facility and make certain other modifications. Approximately $924,375 of the Company’s then remaining outstanding $1,083,600 term loan debt was extended from an original maturity date of October 2013 to a maturity date of April 2016. The then remaining term loan debt of $159,225 that was not extended continued to have a maturity date of October 2013. On June 3, 2011, the Company prepaid the remaining $157,235 of its unextended term loan debt utilizing a portion of the proceeds from the issuance of the Cinemark USA, Inc. 7.375% senior subordinated notes discussed above. There were no prepayment penalties incurred upon the prepayment of the term loan debt. Subsequent to the prepayment, the quarterly payments due on the term loan were approximately $2,311 per quarter through March 2016 with the remaining principal amount of approximately $866,602 due April 30, 2016. The prepayment did not impact the interest rate applicable to the remaining portion of the term loan debt, which accrued interest at Cinemark USA, Inc.’s option at: (A) the base rate equal to the higher of (1) the prime lending rate as set forth on the British Banking Association Telerate page 5, or (2) the federal funds effective rate from time to time plus 0.50%, plus a 2.25% margin per annum, or (B) a “eurodollar rate” plus a 3.25% margin per annum.

The prepayment did not impact the interest rate applicable to or the maturity of the Company’s revolving credit line. The maturity date of $73,500 of Cinemark USA, Inc.’s $150,000 revolving credit line had been extended from October 2012 to March 2015. The maturity date of the remaining $76,500 of Cinemark USA, Inc.’s revolving credit line did not change and remained October 2012. The interest rate on the original revolving credit line accrued interest, at Cinemark USA, Inc.’s option, at: (A) a base rate equal to the higher of (1) the prime lending rate as set forth on the British Banking Association Telerate page 5 and (2) the federal funds effective rate from time to time plus 0.50%, plus a margin that ranges from 0.50% to 1.00% per annum, or (B) a “eurodollar rate” plus a margin that ranged from 1.50% to 2.00% per annum. The interest rate on the extended revolving credit line accrued interest, at Cinemark USA, Inc.’s option at: (A) the base rate equal to the higher of (1) the prime lending rate as set forth on the British Banking Association Telerate page 5, or (2) the federal funds effective rate from time to time plus 0.50%, plus a margin that ranges from 1.75% to 2.0% per annum, or (B) a “eurodollar rate” plus a margin that ranged from 2.75% to 3.0% per annum. The margin of the revolving credit line was determined by the consolidated net senior secured leverage ratio as defined in the Former Senior Secured Credit Facility.

As a result of the prepayment made in June 2011, the Company wrote-off approximately $2,183 in unamortized debt issue costs related to the unextended portion of term loan debt that was prepaid. In addition, the Company determined that a portion of the quarterly interest payments hedged by two of its current interest rate swap agreements under cash flow hedges and the quarterly interest payments related to its previously terminated interest rate swap agreement were probable not to occur and therefore reclassified approximately $2,760 of its accumulated other comprehensive loss related to these cash flow hedges to earnings, as a component of loss on early retirement of debt. These write-offs, combined with related fees, are reflected in loss on early retirement of debt for the year ended December 31, 2011.

On December 18, 2012, the remaining outstanding term loan of $898,955 was paid in full with proceeds from the Amended Senior Secured Credit Facility combined with a portion of the proceeds from the 5.125% Senior Notes issuance, both of which are discussed above.

Fair Value of Long Term Debt

The Company estimates the fair value of its long-term debt primarily using quoted market prices, which fall under Level 2 of the U.S. GAAP fair value hierarchy as defined by FASB ASC Topic 820-10-35. The carrying value of the Company’s long term debt was $1,764,010 and $1,572,221 as of December 31, 2012 and 2011, respectively. The fair value of the Company’s long term debt was $1,851,246 and $1,622,286 as of December 31, 2012 and 2011, respectively.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

Covenant Compliance and Debt Maturity

As of December 31, 2012, the Company believes it was in full compliance with all agreements, including related covenants, governing its outstanding debt. The Company’s long-term debt at December 31, 2012 matures as follows:

2013	9,546
2014	7,000
2015	7,000
2016	7,000
2017	7,000
Thereafter	1,735,000	(1)

Total	1,772,546

(1)	Reflects the aggregate principal amount at maturity of the 8.625% senior notes before the original issue discount of $8,536.

12. INTEREST RATE SWAP AGREEMENTS

The Company is currently a party to three interest rate swap agreements that qualify for cash flow hedge accounting. No premium or discount was incurred upon the Company entering into any of its interest rate swap agreements because the pay rates and receive rates on the interest rate swap agreements represented prevailing rates for each counterparty at the time each of the interest rate swap agreements was consummated. The fair values of the interest rate swaps are recorded on the Company’s consolidated balance sheet as an asset or liability with the effective portion of the interest rate swaps’ gains or losses reported as a component of accumulated other comprehensive loss and the ineffective portion reported in earnings. The changes in fair values are reclassified from accumulated other comprehensive loss into earnings in the same period that the hedged items affect earnings. For the years ended December 31, 2010, 2011 and 2012, the Company reclassified $11,771, $15,929 and $12,979, respectively, from accumulated other comprehensive loss into earnings.

The valuation technique used to determine fair value is the income approach and under this approach, the Company uses projected future interest rates as provided by counterparties to the interest rate swap agreements and the fixed rates that the Company is obligated to pay under these agreements. Therefore, the Company’s measurements use significant unobservable inputs, which fall in Level 3 of the U.S. GAAP hierarchy as defined by FASB ASC Topic 820-10-35.

Below is a summary of the Company’s interest rate swap agreements, all of which are designated as cash flow hedges, as of December 31, 2012:

							Estimated
Nominal Amount	Effective Date	Pay Rate	Receive Rate	Expiration Date	Current Liability (1)	Long-Term Liability (2)	Total Fair Value at December 31, 2012
$175,000	December 2010	1.3975%	1-Month LIBOR	September 2015	$1,959	$2,991	$4,950
$175,000	December 2010	1.4000%	1-Month LIBOR	September 2015	1,978	3,004	4,982
$100,000	November 2011	1.7150%	1-Month LIBOR	April 2016	1,566	2,694	4,260

$450,000					$5,503	$8,689	$14,192

(1)	Included in accrued other current liabilities on the consolidated balance sheet as of December 31, 2012.
(2)	Included in other long-term liabilities on the consolidated balance sheet as of December 31, 2012.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

The Company was previously a party to an interest rate swap agreement that was effective during 2007 with a counterparty that filed for bankruptcy during September 2008 and whose credit rating was downgraded as a result. Prior to the counterparty’s credit rating downgrade, the change in fair value of the interest rate swap was recorded as a component of accumulated other comprehensive loss. Subsequent to the counterparty’s credit rating downgrade, the change in fair value of the interest rate swap was recorded in earnings as a component of interest expense. The Company terminated the interest rate swap agreement during October 2008. The Company determined that the forecasted transactions hedged by this interest rate swap are still probable to occur, thus the total amount previously reported in accumulated other comprehensive loss related to this interest rate swap agreement of $18,147 was amortized on a straight-line basis to interest expense over the period during which the forecasted transactions were expected to occur, which was September 15, 2008 through August 13, 2012. The Company amortized approximately $4,633, $4,236 and $2,470 to interest expense during the years ended December 31, 2010, 2011 and 2012, respectively.

See Note 13 for additional information about the Company’s fair value measurements related to its interest rate swap agreements.

13. FAIR VALUE MEASUREMENTS

The Company determines fair value measurements in accordance with FASB ASC Topic 820, which establishes a fair value hierarchy under which an asset or liability is categorized based on the lowest level of input significant to its fair value measurement. The levels of input defined by FASB ASC Topic 820 are as follows:

Level 1 —	quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date;

Level 2 —	other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 —	unobservable and should be used to measure fair value to the extent that observable inputs are not available.

Below is a summary of assets and liabilities measured at fair value on a recurring basis by the Company under FASB ASC Topic 820 as of December 31, 2012:

	Carrying Value	Fair Value
Description		Level 1	Level 2	Level 3
Interest rate swap liabilities—current (see Note 12)	$(5,503)	$—	$—	$(5,503)
Interest rate swap liabilities—long term (see Note 12)	$(8,689)	$—	$—	$(8,689)
Investment in RealD (see Note 6)	$13,707	$13,707	$—	$—

Below is a summary of assets and liabilities measured at fair value on a recurring basis by the Company under FASB ASC Topic 820 as of December 31, 2011:

	Carrying Value	Fair Value
Description		Level 1	Level 2	Level 3
Interest rate swap liabilities—current (see Note 12)	$(9,979)	$—	$—	$(9,979)
Interest rate swap liabilities—long term (see Note 12)	$(6,597)	$—	$—	$(6,597)
Investment in RealD (see Note 6)	$9,709	$9,709	$—	$—

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

Below is a reconciliation of the beginning and ending balance for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Liabilities		Assets
	2012	2011	2012	2011
Beginning balances—January 1	$16,576	$15,970	$—	$8,955
Total gain (loss) included in accumulated other comprehensive loss	(1,576)	1,736	—	(8,955)
Total gain included in earnings	(808)	(1,130)	—	—

Ending balances—December 31	$14,192	$16,576	$—	$—

The Company also uses fair value measurements on a nonrecurring basis in the impairment evaluations of its long-lived assets (see Note 1 and Note 9 for further discussions). There were no changes in valuation techniques during the period. The fair value measurement for the Company’s investment in RealD transferred from Level 2 to Level 1 during the year ended December 31, 2011. Previous fair value estimates for the investment were based on RealD’s quoted stock price, discounted to reflect the impact of a lock-up period to which the Company was subject. The lock-up period expired during January 2011; therefore, the fair value estimates for the investment subsequent to January 2011 were based on RealD’s stock price with no adjustments. See Note 6 for more information on the Company’s investment in RealD. There were no transfers in or out of Level 3 during the year ended December 31, 2012.

14. FOREIGN CURRENCY TRANSLATION

The accumulated other comprehensive loss account in stockholder’s equity of $23,682 and $37,698 at December 31, 2011 and 2012, respectively, includes the cumulative foreign currency losses of $11,325 and $31,330, respectively, from translating the financial statements of the Company’s international subsidiaries, the change in fair values of the Company’s interest rate swap agreements that are designated as hedges and the change in fair value of the Company’s available-for-sale securities.

All foreign countries where the Company has operations are non-highly inflationary and the local currency is the same as the functional currency in all of the locations. Thus, any fluctuation in the currency results in a cumulative foreign currency translation adjustment recorded to accumulated other comprehensive loss.

Below is a summary of the impact of translating the December 31, 2012 financial statements of certain of the Company’s international subsidiaries:

				Other Comprehensive Income (Loss) For Year Ended December 31, 2012

	Exchange Rate as of		Total Assets at December 31, 2012
Country	December 31, 2012	December 31, 2011
Brazil	2.05	1.87	$348,405	$(21,690)
Mexico	13.02	14.00	$137,705	6,601
Argentina	4.91	4.31	$133,152	(12,926)
Colombia	1,768.23	1,950.0	$46,898	2,790
Chile	479.8	520.7	$49,749	2,958
All other				2,262

				$(20,005)

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

Below is a summary of the impact of translating the December 31, 2011 financial statements of certain of the Company’s international subsidiaries:

				Other Comprehensive Income (Loss) For Year Ended December 31, 2011

	Exchange Rate as of		Total Assets at December 31, 2011
Country	December 31, 2011	December 31, 2010
Brazil	1.87	1.67	$327,679	$(28,000)
Mexico	14.00	12.39	$121,935	(11,818)
Argentina	4.31	3.98	$128,524	(4,196)
Colombia	1,950.0	1,950.0	$34,568	153
Chile	520.7	473.2	$40,084	(3,324)
All other				1,127

				$(46,058)

During May 2011, the Company’s ownership in its Chilean subsidiary increased from 97.4% to 100% as a result of the Company’s purchase of the noncontrolling interests’ shares of Cinemark Chile. As part of this transaction, the Company recorded the amount of accumulated other comprehensive loss previously allocated to the noncontrolling interest of $485, related to the translation of the Chilean financial statements into U.S. dollars, as an increase to accumulated other comprehensive loss with an offsetting decrease to additional paid-in-capital. See Note 7.

15. INVESTMENTS IN AND ADVANCES TO AFFILIATES

The Company had the following investments in and advances to affiliates at December 31:

	December 31,
	2011	2012
Cinemark—Core Pacific, Ltd. (Taiwan)—investment, at cost—14% interest	$1,383	$1,383
Other	160	(146)

Total	$1,543	$1,237

16. NONCONTROLLING INTERESTS IN SUBSIDIARIES

Noncontrolling interests in subsidiaries of the Company were as follows at December 31:

	December 31,
	2011	2012
Cinemark Partners II—49.2% interest (in one theatre)	$7,864	$7,701
Laredo Theatres—25% interest (in two theatres)	372	913
Greeley Ltd.—49.0% interest (in one theatre)	695	622
Others	1,831	1,683

Total	$10,762	$10,919

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

Below is a summary of the impact of changes in the Company’s ownership interest in its subsidiaries on its equity:

	Years ended December 31,
	2010	2011	2012
Net income attributable to Cinemark USA, Inc.	$147,387	$131,928	$170,313

Transfers from noncontrolling interests
Increase in Cinemark USA, Inc. common stock and additional paid-in-capital for the Colombia Share Exchange (see Note 7)	$6,951	$—	$—
Decrease in Cinemark USA, Inc. additional paid-in-capital for the buyout of Panama noncontrolling interests (see Note 7)	(390)	—	—
Decrease in Cinemark USA, Inc. additional paid-in-capital for the buyout of Chile noncontrolling interests (see Note 7)	—	(1,402)	—

Net transfers from non-controlling interests	6,561	(1,402)	—

Change from net income attributable to Cinemark USA, Inc. and transfers from noncontrolling interests	$153,948	$130,526	$170,313

17. CAPITAL STOCK

Common and Preferred Stock—Holders of Class A common stock have exclusive voting rights. Holders of Class B common stock have no voting rights except upon any proposed amendments to the articles of incorporation. However, they may convert their Class B common stock, at their option, to Class A common stock. In the event of any liquidation, holders of the Class A and Class B common stock will be entitled to their pro-rata share of assets remaining after any holders of preferred stock have received their preferential amounts based on their respective shares held.

The Company has 1,000,000 shares of preferred stock, $1.00 par value, authorized with none issued or outstanding. The rights and preferences of preferred stock will be determined by the Board of Directors at the time of issuance.

The Company’s ability to pay dividends is effectively limited by the terms of its senior notes indentures, its senior subordinated notes indenture and its senior secured credit facility, which also significantly restricts the ability of certain of the Company’s subsidiaries to pay dividends directly or indirectly it. See Note 11. Furthermore, certain of the Company’s foreign subsidiaries currently have a deficit in retained earnings which prevents the Company from declaring and paying dividends from those subsidiaries.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

Stock Options—Below is a summary of stock option activity and related information for Cinemark Holdings, Inc. stock options held by the Company’s employees for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31, 2010		Year Ended December 31, 2011		Year Ended December 31, 2012
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at January 1	1,231,892	$7.63	140,356	$7.63	82,166	$7.63
Exercised	(1,091,536)	$7.63	(58,190)	$7.63	(60,144)	$7.63

Outstanding at December 31	140,356	$7.63	82,166	$7.63	22,022	$7.63	$404

Vested options at December 31	140,356	$7.63	82,166	$7.63	22,022	$7.63	$404

All outstanding stock options were fully vested as of April 2, 2009. There were no options granted or forfeited during any of the periods presented. The total intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012, was $9,836, $699 and $1,070, respectively. The Company recognized tax benefits of approximately $2,680, $238 and $449 related to the options exercised during the year ended December 31, 2010, 2011 and 2012, respectively.

Options outstanding at December 31, 2012 have an average remaining contractual life of approximately two years.

Restricted Stock—Below is a summary of restricted stock activity for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31, 2010		Year Ended December 31, 2011		Year Ended December 31, 2012
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1	764,078	$11.10	1,254,691	$14.60	1,384,390	$16.85
Granted	683,921	$17.94	424,436	$19.45	653,229	$21.70
Vested	(190,589)	$12.63	(288,204)	$10.84	(489,033)	$17.00
Canceled	—	$—	(4,613)	$18.35	—	$—
Forfeited	(2,719)	$11.03	(1,920)	$14.34	(14,423)	$18.58

Outstanding at December 31	1,254,691	$14.60	1,384,390	$16.85	1,534,163	$18.85

During the year ended December 31, 2012, Cinemark Holdings, Inc. granted 653,229 shares of restricted stock to its directors and employees of the Company. The fair values of the restricted stock granted were determined based on the market values of Cinemark Holdings, Inc.’s common stock on the dates of grant, which ranged from $21.63 to $22.97 per share. The Company assumed forfeiture rates ranging from 0% to 5% for the restricted stock awards. Certain of the restricted stock granted to employees vests over three years based on continued service and the remaining restricted stock granted to employees vests over four years based on continued service. The restricted stock granted to the directors vests over one year based on continued service. The recipients of restricted stock are entitled to receive dividends and to vote their respective shares, however the sale and transfer of the restricted shares is prohibited during the restriction period.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

The Company recorded total compensation expense of $4,163, $5,925 and $9,887 related to restricted stock awards during the years ended December 31, 2010, 2011 and 2012, respectively. Cinemark Holdings, Inc. recorded an additional $765, $666 and $749 of compensation expense related to these restricted stock awards during the years ended December 31, 2010, 2011 and 2012, respectively. Upon vesting, the Company receives an income tax deduction. The total fair value of shares vested during the years ended December 31, 2010, 2011 and 2012 was $3,272, $5,658 and $9,702, respectively. The Company recognized tax benefits of approximately $1,087, $2,188 and $3,749 related to shares that vested during the years ended December 2010, 2011 and 2012, respectively.

As of December 31, 2012, the remaining unrecognized compensation expense related to these restricted stock awards was approximately $18,341, $17,966 of which will be recognized by the Company and $375 of which will be recognized by Cinemark Holdings, Inc. The weighted average period over which this remaining compensation expense will be recognized is approximately two years.

Restricted Stock Units—During the years ended December 31, 2010, 2011 and 2012, Cinemark Holdings, Inc. granted restricted stock units representing 396,429, 153,727 and 152,955 hypothetical shares of common stock, respectively, under the Restated Incentive Plan to employees of the Company. The restricted stock units vest based on a combination of financial performance factors and continued service. The financial performance factors are based on an implied equity value concept that determines an internal rate of return (“IRR”) during a three fiscal year period based on a formula utilizing a multiple of Adjusted EBITDA subject to certain specified adjustments (as defined in the restricted stock unit award agreement). The financial performance factors for the restricted stock units have a threshold, target and maximum level of payment opportunity. If the IRR for the three year period is at least 8.5%, which is the threshold, one-third of the restricted stock units vest. If the IRR for the three year period is at least 10.5%, which is the target, two-thirds of the restricted stock units vest. If the IRR for the three year period is at least 12.5%, which is the maximum, 100% of the restricted stock units vest. All payouts of restricted stock units that vest will be subject to an additional one year service requirement and will be paid in the form of common stock if the participant continues to provide services through the fourth anniversary of the grant date. At the time of each of the 2010, 2011 and 2012 restricted stock unit grants, the Company was not able to determine which IRR level would be reached for the respective three year performance period, therefore the Company assumed the mid-point IRR level for these grants in determining the amount of compensation expense to record for such grants. The fair values of the restricted stock unit awards granted were determined based on the market values of Cinemark Holdings, Inc.’s common stock on the dates of grant, which ranged from $18.34 to $21.63 per share. The Company assumed forfeiture rates ranging from 0% to 5% for the restricted stock unit awards. Restricted stock unit award participants are eligible to receive dividend equivalent payments if and at the time the restricted stock unit awards vest.

Below is a table summarizing the potential number of shares that could vest under restricted stock unit awards granted during the years ended December 31, 2010, 2011 and 2012 at each of the three levels of financial performance (excluding forfeitures):

	Granted During the Year Ended December 31,
	2010		2011		2012
	Number of		Number of		Number of
	Shares	Value at	Shares	Value at	Shares	Value at
	Vesting	Grant	Vesting	Grant	Vesting	Grant
at IRR of at least 8.5%	132,144	$2,423	51,239	$991	50,981	$1,103
at IRR of at least 10.5%	264,288	$4,847	102,488	$1,983	101,974	$2,206
at IRR of at least 12.5%	396,429	$7,271	153,727	$2,975	152,955	$3,308

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

During the year ended December 31, 2010, the Compensation Committee of Cinemark Holdings, Inc.’s board of directors approved a modification of restricted stock unit awards granted to employees during 2008. The Compensation Committee also approved the cancellation and replacement of restricted stock unit awards granted to the Company’s top five executive officers during 2008. Both the modification and the cancellation and replacement were accounted for as modifications of share based awards. As a result of these modifications, the Company recorded incremental compensation expense of approximately $435 during the year ended December 31, 2010, which represented the difference between the grant date fair value and the modification date fair value of these awards for the portion of the service period that had been satisfied at the time of the modification. The service period for the modified awards did not change.

During the year ended December 31, 2010, based upon additional information, the Company determined that the 12.5% IRR level would be reached for the 2008 grant and recorded incremental compensation expense of approximately $823. During the year ended December 31, 2010, based upon additional information, the Company also determined that the 12.5% IRR level was expected to be reached for the 2009 grant and recorded incremental compensation expense of $377 during the year ended December 31, 2010.

During the year ended December 31, 2012, 196,051 restricted stock unit awards vested. Upon vesting, each restricted stock unit was converted into one share of Cinemark Holdings, Inc.’s common stock. In addition, Cinemark Holdings, Inc. paid approximately $600 in dividends on the vested restricted stock units, which represented dividends that had accumulated on the awards since they were granted in 2008. The fair value of the restricted stock unit awards that vested during the year ended December 31, 2012 was approximately $4,400. The Company recognized a tax benefit of approximately $1,848 during the year ended December 31, 2012 related to these vested awards. There were no forfeitures of restricted stock unit awards during the year ended December 31, 2012.

During the year ended December 31, 2012, based upon additional information, the Company determined that the 12.5% IRR level was reached for the 2010 grant and recorded incremental compensation expense of approximately $1,609.

The Company recorded total compensation expense of $3,424, $3,101 and $4,433 related to these restricted stock unit awards during the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, the Company had restricted stock units outstanding that represented a total of 994,671 hypothetical shares of common stock, net of actual cumulative forfeitures of 11,608 units, assuming the maximum IRR of at least 12.5% is achieved for all of the outstanding restricted stock unit awards. As of December 31, 2012, the remaining unrecognized compensation expense related to the outstanding restricted stock unit awards was $4,890, which assumes the high-point IRR level will be achieved for the 2009 and 2010 grants and the mid-point IRR level will be achieved for the 2011 and 2012 grants. The weighted average period over which this remaining compensation expense will be recognized is approximately two years.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

18. SUPPLEMENTAL CASH FLOW INFORMATION

The following is provided as supplemental information to the consolidated statements of cash flows:

	Year Ended December 31,
	2010	2011	2012
Cash paid for interest	$103,047	$113,084	$117,172
Cash paid for income taxes, net of refunds received	$93,435	$29,106	$89,034
Noncash investing and financing activities:
Change in accounts payable and accrued expenses for the acquisition of theatre properties and equipment (1)	$3,339	$7,349	$(13,827)
Theatre properties and equipment acquired under capital lease	$6,934	$6,696	$18,754
Change in fair market values of interest rate swap agreements, net of taxes	$7,170	$4,867	$1,827
Investment in NCM—receipt of common units (See Note 4)	$30,683	$9,302	$9,137
Investment in NCM—change of interest gain (See Note 4)	$271	$—	$—
Net book value of equipment contributed to DCIP (See Note 5)	$18,090	$—	$—
Investment in RealD (See Note 6)	$18,909	$3,402	$—
Change in fair market value of available-for-sale securities, net of taxes (See Note 6)	$5,659	$(13,566)	$2,499
Capital contribution from Cinemark Holdings, Inc. as a result of the Colombia Share Exchange (See Note 7)	$6,951	$—	$—
Noncash distribution to Cinemark Holdings, Inc. (See Note 22)	$—	$(8,175)	$(5,356)

(1)	Additions to theatre properties and equipment included in accounts payable as of December 31, 2011 and 2012 were $18,512 and $4,685, respectively.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

19. INCOME TAXES

Income before income taxes consisted of the following:

	Year Ended December 31,
	2010	2011	2012
Income before income taxes:
U.S.	$126,365	$116,885	$185,389
Foreign	83,166	90,940	113,611

Total	$209,531	$207,825	$299,000

Current:
Federal	$35,856	$17,808	$56,133
Foreign	21,933	26,830	53,964
State	9,415	7,183	8,578

Total current expense	67,204	51,821	118,675

Deferred:
Federal	(143)	22,100	12,096
Foreign	(7,188)	(2,332)	(6,007)
State	(1,272)	2,283	1,452

Total deferred taxes	(8,603)	22,051	7,541

Income taxes	$58,601	$73,872	$126,216

A reconciliation between income tax expense and taxes computed by applying the applicable statutory federal income tax rate to income before income taxes follows:

	Year Ended December 31,
	2010	2011	2012
Computed normal tax expense	$73,335	$72,739	$104,649
Foreign inflation adjustments	47	(1,587)	(33)
State and local income taxes, net of federal income tax impact	5,248	7,365	7,511
Foreign losses not benefited and other changes in valuation allowance	(5,685)	(676)	(711)
Foreign tax rate differential	(4,798)	(3,321)	(1,545)
Foreign dividends	3,952	4,173	10,576
Changes in uncertain tax positions	(8,080)	396	13,729
Other—net	(5,418)	(5,217)	(7,960)

Income taxes	$58,601	$73,872	$126,216

The Company reinvests the undistributed earnings of its foreign subsidiaries, with the exception of its subsidiary in Ecuador. Accordingly, deferred U.S. federal and state income taxes are provided only on the undistributed earnings of the Company’s Ecuador subsidiary. As of December 31, 2012, the cumulative amount of undistributed earnings of the foreign subsidiaries on which the Company has not recognized income taxes was approximately $339,000. Determination of the amount of any unrecognized deferred income tax liability on this temporary difference is not practicable because of the complexities of the hypothetical calculation.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

Deferred Income Taxes

The tax effects of significant temporary differences and tax loss and tax credit carryforwards comprising the net long-term deferred income tax liabilities as of December 31, 2011 and 2012 consisted of the following:

	December 31,
	2011	2012
Deferred liabilities:
Theatre properties and equipment	$92,466	$96,733
Deferred intercompany sales	12,051	14,551
Intangible asset—other	24,749	23,944
Intangible asset—tradenames	116,333	115,939
Investment in partnerships	98,742	113,199

Total deferred liabilities	344,341	364,366

Deferred assets:
Deferred lease expenses	23,225	27,255
Theatre properties and equipment	5,910	5,884
Deferred revenue—NCM and Fandango	88,616	90,972
Capital lease obligations	51,211	54,551
Interest rate swap agreements	5,882	3,825
Tax loss carryforwards	10,602	7,700
Alternative minimum tax and other credit carryforwards	7,548	6,405
Other expenses, not currently deductible for tax purposes	23,750	30,724

Total deferred assets	216,744	227,316

Net deferred income tax liability before valuation allowance	127,597	137,050
Valuation allowance against deferred assets	15,443	13,326

Net deferred income tax liability	$143,040	$150,376

Net deferred tax liability—Foreign	$10,757	$2,488
Net deferred tax liability—U.S.	132,283	147,888

Total	$143,040	$150,376

The Company’s foreign tax credit carryforwards begin expiring in 2015. Some foreign net operating losses will expire in the next reporting period; however, some losses may be carried forward indefinitely. State net operating losses may be carried forward for periods of between five and twenty years with the last expiring year being 2029.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

Uncertain Tax Positions

The following is a reconciliation of the total amounts of unrecognized tax benefits excluding interest and penalties, for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,
	2010	2011	2012
Balance at January 1,	$23,857	$15,197	$18,660
Gross increases-tax positions in prior periods	—	3,153	14,462
Gross decreases-tax positions in prior periods	(1,392)	—	(3,321)
Gross increases—current period tax positions	3,551	3,729	3,672
Gross decreases—current period tax positions	(613)	(633)	—
Settlements	(10,383)	(2,467)	—
Foreign currency translation adjustments	177	(319)	(251)

Balance at December 31,	$15,197	$18,660	$33,222

The Company had $22,411 and $34,475 of unrecognized tax benefits, including interest and penalties, as of December 31, 2011 and December 31, 2012, respectively. Of these amounts, $16,274 and $30,085 represent the amount of unrecognized tax benefits that if recognized would impact the effective income tax rate for the years ended December 31, 2011 and 2012, respectively. The Company had $3,751 and $4,576 accrued for interest and penalties as of December 31, 2011 and 2012, respectively.

The Company participates in the consolidated tax return of Cinemark Holdings, Inc. in the U.S. federal jurisdiction and in certain state and foreign jurisdictions and is routinely under audit by many different tax authorities. The Company believes that its accrual for tax liabilities is adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. The Company is no longer subject to income tax audits from the Internal Revenue Service for years before 2007. The Company is no longer subject to state income tax examinations by tax authorities in its major state jurisdictions for years before 2007. Certain state returns were amended as a result of the Internal Revenue Service examination closures for 2002 through 2006, and the statutes remain open for those amendments. The Company is no longer subject to non-U.S. income tax examinations by tax authorities in its major non-U.S. tax jurisdictions for years before 2004.

The Company is currently under audit in the non-U.S. tax jurisdictions of Brazil, Chile and Mexico. The Company is currently under examination by the Internal Revenue Service for the 2007, 2008 and 2009 tax years. The Company believes that the U.S. Internal Revenue Service and the Mexico audits will be completed within the next twelve months.

CINEMARK USA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

20. COMMITMENTS AND CONTINGENCIES

Leases—The Company conducts a significant part of its theatre operations in leased properties under noncancelable operating and capital leases with terms generally ranging from 10 to 25 years. In addition to the minimum annual lease payments, some of the leases provide for contingent rentals based on operating results of the theatre and most require the payment of taxes, insurance and other costs applicable to the property. The Company can renew, at its option, a substantial portion of the leases at defined or then market rental rates for various periods. Some leases also provide for escalating rent payments throughout the lease term. A liability for deferred lease expenses of $34,466 and $38,297 at December 31, 2011 and 2012, respectively, has been provided to account for lease expenses on a straight-line basis, where lease payments are not made on such a basis. Theatre rent expense was as follows:

	Year Ended December 31,
	2010	2011	2012
Fixed rent expense	$186,893	$200,006	$205,770
Contingent rent and other facility lease expenses	68,824	76,272	75,845

Total facility lease expense	$255,717	$276,278	$281,615

Future minimum lease payments under noncancelable operating and capital leases that have initial or remaining terms in excess of one year at December 31, 2012 are due as follows:

	Operating Leases	Capital Leases
2013	$225,814	$25,304
2014	227,238	25,117
2015	222,469	25,299
2016	212,861	25,158
2017	193,672	23,436
Thereafter	807,121	110,934

Total	$1,889,175	$235,248

Amounts representing interest payments		85,077

Present value of future minimum payments		$150,171
Current portion of capital lease obligations		11,064

Capital lease obligations, less current portion		$139,107

Employment Agreements—Cinemark Holdings, Inc. has three-year employment agreements with Lee Roy Mitchell, Timothy Warner, Robert Copple, Michael Cavalier, and Rob Carmony that are subject to automatic extensions for a one-year period, unless the employment agreements are terminated. Effective May 25, 2009, Cinemark Holdings, Inc. entered into an employment agreement with Steve Bunnell that has an initial term of two years subject to an extension for a one year period, unless the agreement is terminated. Effective February 15, 2010, Cinemark Holdings, Inc. entered into an employment agreement with Valmir Fernandes that has an initial term of three years. The base salaries stipulated in the employment agreements are subject to review during the term of the agreements for increase (but not decrease) each year by Cinemark Holdings, Inc.’s Compensation Committee. Management personnel subject to these employment agreements are eligible to receive annual cash incentive bonuses upon the Company meeting certain performance targets established by Cinemark Holdings, Inc.’s Compensation Committee.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

On February 15, 2012, the Company’s Chief Executive Officer (“CEO”), Alan Stock, announced his retirement. As a result of the retirement, Cinemark Holdings, Inc.’s employment agreement with Mr. Stock was effectively terminated. Mr. Stock served in a transitional role until May 1, 2012 and then became a consultant for the Company for a two-year period that ends April 30, 2014. Mr. Stock has retained his share based awards under their original vesting terms.

Upon Mr. Stock’s retirement, the Company appointed Tim Warner as its CEO. Mr. Warner previously served as the Company’s President and Chief Operating Officer. In connection with his appointment as the CEO, the Company and Mr. Warner entered into an Amended and Restated Employment Agreement dated as of March 30, 2012 (the “Amended and Restated Agreement”). The Amended and Restated Agreement amends and restates the Employment Agreement dated June 16, 2008 by and between the Company and Mr. Warner. The term of the Amended and Restated Agreement goes through April 1, 2014 and may be extended at the Company’s election for an additional one-year period upon six months prior written notice by the Company to Mr. Warner. The base salary stipulated in the Amended and Restated Agreement is subject to review during the term of the agreement for increase (but not decrease) each year by the Company’s Compensation Committee. Mr. Warner is eligible to receive annual cash incentive bonuses upon the Company meeting certain performance targets established by its Compensation Committee and will continue to be eligible to participate in and receive grants of equity incentive awards under the Company’s long-term incentive plan.

Retirement Savings Plan—The Company has a 401(k) retirement savings plan for the benefit of all employees and makes contributions as determined annually by the board of directors. Contribution payments of $2,311 and $2,410 were made in 2011 (for plan year 2010) and 2012 (for plan year 2011), respectively. A liability of approximately $2,500 has been recorded at December 31, 2012 for contribution payments to be made in 2013 (for plan year 2012).

Litigation and Litigation Settlements—From time to time, the Company is involved in other various legal proceedings arising from the ordinary course of its business operations, such as personal injury claims, employment matters, landlord-tenant disputes, patent claims and contractual disputes, some of which are covered by insurance or by indemnification from vendors. The Company believes its potential liability with respect to these types of proceedings currently pending is not material, individually or in the aggregate, to the Company’s financial position, results of operations and cash flows.

21. SEGMENTS

The Company manages its international market and its U.S. market as separate reportable operating segments. The international segment consists of operations in Brazil, Mexico, Argentina, Chile, Colombia, Peru, Ecuador, Honduras, El Salvador, Nicaragua, Costa Rica, Panama and Guatemala. The U.S. segment includes U.S. and Canada operations. (Note that the Company’s only Canadian theatre was sold during November 2010.) Each segment’s revenue is derived from admissions and concession sales and other ancillary revenues, primarily screen advertising. The measure of segment profit and loss the Company uses to evaluate performance and allocate its resources is Adjusted EBITDA, as defined in the reconciliation table below. The Company does not report asset information by segment because that information is not used to evaluate the performance or allocate resources between segments.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

Below is a breakdown of select financial information by reportable operating segment:

	Year Ended December 31,
	2010	2011	2012
Revenues:
U.S.	$1,584,281	$1,593,667	$1,706,511
International	564,240	696,119	777,663
Eliminations	(7,377)	(10,173)	(10,643)

Total revenues	$2,141,144	$2,279,613	$2,473,531

	Year Ended December 31,
	2010	2011	2012
Adjusted EBITDA:
U.S.	$364,610	$372,739	$411,293
International	122,575	148,261	179,375

Total Adjusted EBITDA	$487,185	$521,000	$590,668

	Year Ended December 31,
	2011	2012
Capital Expenditures:
U.S.	$79,510	$107,323
International	105,309	113,404

Total capital expenditures	$184,819	$220,727

The following table sets forth a reconciliation of net income to Adjusted EBITDA:

	Year Ended December 31,
	2010	2011	2012
Net income	$150,930	$133,953	$172,784
Add (deduct):
Income taxes	58,601	73,872	126,216
Interest expense (1)	112,444	123,102	123,665
Loss on early retirement of debt	3	4,945	5,599
Loss on marketable securities—RealD	—	12,610	—
Other income (2)	(3,721)	(13,594)	(21,568)
Depreciation and amortization (3)	143,508	154,449	147,675
Impairment of long-lived assets	12,538	7,033	3,031
(Gain) loss on sale of assets and other	(431)	8,792	12,168
Deferred lease expenses	3,940	4,155	4,104
Amortization of long-term prepaid rents	1,786	2,657	2,673
Share based awards compensation expense	7,587	9,026	14,321

Adjusted EBITDA	$487,185	$521,000	$590,668

(1)	Includes amortization of debt issue costs.
(2)

Includes interest income, foreign currency exchange gain (loss), and equity in income (loss) of affiliates and excludes distributions from NCM. Distributions from NCM are reported entirely within the U.S. operating segment.

(3)	Includes amortization of favorable/unfavorable leases.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

Financial Information About Geographic Areas

Below is a breakdown of select financial information by geographic area:

	Year Ended December 31,
	2010	2011	2012
Revenues
U.S.	$1,584,281	$1,593,667	$1,706,511
Brazil	315,884	358,820	328,136
Other foreign countries	248,356	337,299	449,527
Eliminations	(7,377)	(10,173)	(10,643)

Total	$2,141,144	$2,279,613	$2,473,531

	December 31,
	2011	2012
Theatres properties and equipment, net
U.S.	$934,279	$940,922
Brazil	149,294	190,990
Other foreign countries	155,277	173,046

Total	$1,238,850	$1,304,958

22. RELATED PARTY TRANSACTIONS

Prior to March 2010, the Company leased one theatre from Plitt Plaza Joint Venture (“Plitt Plaza”) on a month-to-month basis. Plitt Plaza is indirectly owned by Lee Roy Mitchell, Cinemark Holdings, Inc.’s Chairman of the Board, who directly and indirectly owns approximately 9% of Cinemark Holdings, Inc.’s issued and outstanding shares of common stock. The Company closed this theatre during March 2010. The Company recorded $30 of facility lease and other operating expenses payable to Plitt Plaza joint venture during the year ended December 31, 2010. During the year ended December 31, 2010, the Company recorded approximately $111 related to the termination of the lease, which is reflected in (gain) loss on sale of assets and other on the consolidated statement of income.

The Company manages theatres for Laredo Theatre, Ltd. (“Laredo”). The Company is the sole general partner and owns 75% of the limited partnership interests of Laredo. Lone Star Theatres, Inc. owns the remaining 25% of the limited partnership interests in Laredo and is 100% owned by Mr. David Roberts, Lee Roy Mitchell’s son-in-law. Lee Roy Mitchell is the Company’s Chairman of the Board and directly and indirectly owns approximately 9% of the Company’s common stock. Under the agreement, management fees are paid by Laredo to the Company at a rate of 5% of annual theatre revenues up to $50,000 and 3% of annual theatre revenues in excess of $50,000. The Company recorded $105, $476 and $522 of management fee revenues during the years ended December 31, 2010, 2011 and 2012, respectively. All such amounts are included in the Company’s consolidated financial statements with the intercompany amounts eliminated in consolidation.

The Company has an Aircraft Time Sharing Agreement with Copper Beech Capital, LLC to use, on occasion, a private aircraft owned by Copper Beech Capital, LLC. Copper Beech Capital, LLC is owned by Mr. Mitchell and his wife, Tandy Mitchell. The private aircraft is used by Mr. Mitchell and other executives who accompany Mr. Mitchell to business meetings for the Company. The Company reimburses Copper Beech Capital, LLC the actual costs of fuel usage and the expenses of the pilots, landing fees, storage fees and similar

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

expenses incurred during the trip. For the years ended December 31, 2010, 2011 and 2012, the aggregate amounts paid to Copper Beech Capital, LLC for the use of the aircraft was approximately $73, $86 and $82, respectively.

The Company currently leases 19 theatres and one parking facility from Syufy Enterprises, LP (“Syufy”) or affiliates of Syufy. Raymond Syufy is one of Cinemark Holdings, Inc.’s directors and is an officer of the general partner of Syufy. Of these 20 leases, 17 have fixed minimum annual rent. The three leases without minimum annual rent have rent based upon a specified percentage of gross sales as defined in the lease with no minimum annual rent. For the years ended December 31, 2010, 2011 and 2012, the Company paid total rent of approximately $18,058, $18,881 and $18,602, respectively, to Syufy.

The Company has paid certain fees and expenses on behalf of its parent, Cinemark Holdings, Inc. and Cinemark Holdings, Inc. has paid income taxes on behalf of the Company. The Company paid cash dividends to Cinemark Holdings, Inc. of $78,100, $95,000 and $95,750 for the years ended December 31, 2010, 2011 and 2012, respectively. Additionally, the Company made noncash distributions to Cinemark Holdings, Inc. of $8,175 and $5,356 related to expenses paid on behalf of Cinemark Holdings, Inc. for the years ended December 31, 2011 and 2012, respectively.

23. VALUATION AND QUALIFYING ACCOUNTS

The Company’s valuation allowance for deferred tax assets for the years ended December 31, 2010, 2011 and 2012 were as follows:

Valuation Allowance for Deferred Tax Assets
Balance at January 1, 2010	$18,228
Additions	3,398
Deductions	(6,201)

Balance at December 31, 2010	$15,425
Additions	2,338
Deductions	(2,320)

Balance at December 31, 2011	$15,443
Additions	6,298
Deductions	(8,415)

Balance at December 31, 2012	$13,326

24. SUBSEQUENT EVENT—DISPOSITION OF MEXICAN SUBSIDIARIES

During February 2013, the Company entered into a stock purchase agreement with Grupo Cinemex, S.A. De C.V. pursuant to which the Company will sell its Mexican subsidiaries, which consist of 31 theatres and 290 screens. The sales price, which will be paid in Mexican pesos and is subject to certain closing date adjustments, will be approximately $125,000, based on the exchange rate on the date of this report. The transaction, which is subject to review by the Mexican Federal Competition Commission, is expected to close during the second half of 2013. Total revenues for the Company’s Mexican subsidiaries for the years ended December 31, 2010, 2011 and 2012 were $70,859, $74,448 and $75,333, respectively.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

25. SUBSEQUENT EVENT—DIVIDEND DECLARATION

On March 12, 2013, the Company declared and paid a dividend to its parent company, Cinemark Holdings, Inc. in the amount of $24,000.

26. CONDENSED CONSOLIDATING FINANCIAL STATEMENT INFORMATION OF SUBSIDIARY GUARANTORS

As of December 31, 2012, the Company had outstanding $470,000 aggregate principal amount of 8.625% senior notes due 2019, or the 8.625% Senior Notes, $400,000 aggregate principal amount of 5.125% senior notes due 2022, or the 5.125% Senior Notes, and $200,000 aggregate principal amount of 7.375% senior subordinated notes due 2021, or the Senior Subordinated Notes (collectively the “Notes”). The condensed consolidating financial statement information for 2011 and 2010 have been recast to reflect the subsidiary guarantors as of December 31, 2012. These Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by the following subsidiaries of Cinemark USA, Inc.:

Sunnymead Cinema Corp., Cinemark Properties, Inc., Greeley Holdings, Inc., Trans Texas Cinema, Inc., Inc., Cinemark Partners I, Inc., Multiplex Services, Inc., CNMK Investments, Inc., CNMK Texas Properties, LLC., Cinemark Concessions LLC, Century Theatres, Inc., Marin Theatre Management, LLC, Century Theatres NG, LLC, Cinearts LLC, Cinearts Sacramento, LLC, Corte Madera Theatres, LLC, Novato Theatres, LLC, San Rafael Theatres, LLC, Northbay Theatres, LLC, Century Theatres Summit Sierra, LLC and Century Theatres Seattle, LLC.

The following supplemental condensed consolidating financial statement information presents:

1.	Condensed consolidating balance sheet information as of December 31, 2011 and 2012, condensed consolidating statements of income information, condensed consolidating statements of comprehensive income information and condensed consolidating statements of cash flows information for the years ended December 31, 2010, 2011 and 2012.

2.	Cinemark USA, Inc. (the “Parent” and “Issuer”), combined Guarantor Subsidiaries and combined Non-Guarantor Subsidiaries with their investments in subsidiaries accounted for using the equity method of accounting and therefore, the Parent column reflects the equity income (loss) of its Guarantor Subsidiaries and Non-Guarantor Subsidiaries, which are also separately reflected in the stand-alone Guarantor Subsidiaries and Non-Guarantor Subsidiaries column. Additionally, the Guarantor Subsidiaries column reflects the equity income (loss) of its Non-Guarantor Subsidiaries, which are also separately reflected in the stand-alone Non-Guarantor Subsidiaries column.

Elimination entries necessary to consolidate the Parent and all of its Subsidiaries.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION

DECEMBER 31, 2011

	Parent Company	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
	(In thousands)
Assets
Current assets
Cash and cash equivalents	$101,175	$202,621	$217,457	$—	$521,253
Other current assets	58,199	15,620	69,935	(38,044)	105,710
Accounts receivable from subsidiaries	246,425	—	—	(246,425)	—

Total current assets	405,799	218,241	287,392	(284,469)	626,963
Theatre properties and equipment—net	345,296	570,945	322,609	—	1,238,850
Investment in subsidiaries	1,119,919	410,613	—	(1,530,532)	—
Other assets	1,164,241	134,152	372,811	(14,764)	1,656,440

Total assets	$3,035,255	$1,333,951	$982,812	$(1,829,765)	$3,522,253

Liabilities and equity
Current liabilities
Current portion of long-term debt	$9,243	$—	$2,902	$—	$12,145
Current portion of capital lease obligations	1,838	5,786	2,015	—	9,639
Accounts payable and accrued expenses	119,781	81,110	115,650	(34,075)	282,466
Accounts payable to parent or subsidiaries	—	230,642	15,783	(246,425)	—

Total current liabilities	130,862	317,538	136,350	(280,500)	304,250
Long-term liabilities
Long-term debt, less current portion	1,557,174	—	6,045	(3,143)	1,560,076
Capital lease obligations, less current portion	30,252	88,976	12,305	—	131,533
Other long-term liabilities and deferrals	302,436	75,525	138,730	(15,590)	501,101

Total long-term liabilities	1,889,862	164,501	157,080	(18,733)	2,192,710
Commitments and contingencies
Equity
Cinemark USA, Inc.’s stockholder’s equity:
Common stock	49,543	457,368	10,218	(467,586)	49,543
Other stockholder’s equity	964,988	394,544	668,402	(1,062,946)	964,988

Total Cinemark USA, Inc. stockholder’s equity	1,014,531	851,912	678,620	(1,530,532)	1,014,531
Noncontrolling interests	—	—	10,762	—	10,762

Total equity	1,014,531	851,912	689,382	(1,530,532)	1,025,293

Total liabilities and equity	$3,035,255	$1,333,951	$982,812	$(1,829,765)	$3,522,253

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION

DECEMBER 31, 2012

	Parent	Subsidiary	Subsidiary
	Company	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)
Assets
Current assets
Cash and cash equivalents	$305,627	$193,863	$242,605	$—	$742,095
Other current assets	52,358	14,599	76,834	(41,294)	102,497
Accounts receivable from parent and/or subsidiaries	338,278	—	—	(338,278)	—

Total current assets	696,263	208,462	319,439	(379,572)	844,592
Theatre properties and equipment—net	341,091	580,595	383,272	—	1,304,958
Investment in subsidiaries	1,087,263	423,812	—	(1,511,075)	—
Other assets	1,185,478	140,192	393,670	(6,478)	1,712,862

Total assets	$3,310,095	$1,353,061	$1,096,381	$(1,897,125)	$3,862,412

Liabilities and equity
Current liabilities
Current portion of long-term debt	$7,000	$—	$2,546	$—	$9,546
Current portion of capital lease obligations	2,070	6,682	2,312	—	11,064
Accounts payable and accrued expenses	119,057	84,235	150,044	(36,755)	316,581
Accounts payable to parent or subsidiaries	—	273,776	64,502	(338,278)	—

Total current liabilities	128,127	364,693	219,404	(375,033)	337,191
Long-term liabilities
Long-term debt, less current portion	1,754,464	—	—		1,754,464
Capital lease obligations, less current portion	28,182	85,765	25,160	—	139,107
Other long-term liabilities and deferrals	314,029	83,590	148,836	(11,017)	535,438

Total long-term liabilities	2,096,675	169,355	173,996	(11,017)	2,429,009
Commitments and contingencies
Equity
Cinemark USA, Inc.’s stockholder’s equity:
Common stock	49,543	457,368	10,218	(467,586)	49,543
Other stockholder’s equity	1,035,750	361,645	681,844	(1,043,489)	1,035,750

Total Cinemark USA, Inc. stockholder’s equity	1,085,293	819,013	692,062	(1,511,075)	1,085,293
Noncontrolling interests	—	—	10,919	—	10,919

Total equity	1,085,293	819,013	702,981	(1,511,075)	1,096,212

Total liabilities and equity	$3,310,095	$1,353,061	$1,096,381	$(1,897,125)	$3,862,412

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF INCOME INFORMATION

YEAR ENDED DECEMBER 31, 2010

	Parent	Subsidiary	Subsidiary
	Company	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)
Revenues	$596,034	$1,030,777	$585,411	$(71,078)	$2,141,144
Cost of operations
Theatre operating expenses	528,352	688,961	437,380	(71,078)	1,583,615
General and administrative expenses	18,006	57,695	31,314	—	107,015
Depreciation and amortization	30,993	79,469	33,046	—	143,508
Impairment of long-lived assets	1,270	4,072	7,196	—	12,538
(Gain) loss on sale of assets and other	2,418	3,897	(6,746)	—	(431)

Total cost of operations	581,039	834,094	502,190	(71,078)	1,846,245

Operating income	14,995	196,683	83,221	—	294,899
Other income (expense)
Interest expense	(103,192)	(11,213)	(936)	2,897	(112,444)
Distributions from NCM	1,245	—	22,113	—	23,358
Equity in income (loss) of affiliates	193,132	48,772	(3,467)	(241,875)	(3,438)
Other income	341	3,064	6,648	(2,897)	7,156

Total other income	91,526	40,623	24,358	(241,875)	(85,368)

Income before income taxes	106,521	237,306	107,579	(241,875)	209,531
Income taxes	(40,866)	69,679	29,788	—	58,601

Net income	147,387	167,627	77,791	(241,875)	150,930
Less: Net income attributable to noncontrolling interests	—	—	3,543	—	3,543

Net income attributable to Cinemark USA, Inc.	$147,387	$167,627	$74,248	$(241,875)	$147,387

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF INCOME INFORMATION

YEAR ENDED DECEMBER 31, 2011

	Parent	Subsidiary	Subsidiary
	Company	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)
Revenues	$608,978	$995,704	$720,594	$(45,663)	$2,279,613
Cost of operations
Theatre operating expenses	505,348	679,476	534,023	(45,663)	1,673,184
General and administrative expenses	18,535	62,379	44,514	—	125,428
Depreciation and amortization	34,542	76,603	43,304	—	154,449
Impairment of long-lived assets	3,156	479	3,398	—	7,033
Loss on sale of assets and other	3,717	4,789	286	—	8,792

Total cost of operations	565,298	823,726	625,525	(45,663)	1,968,886

Operating income	43,680	171,978	95,069	—	310,727
Other income (expense)
Interest expense	(111,421)	(10,556)	(1,280)	155	(123,102)
Distributions from NCM	1,566	—	22,595	—	24,161
Equity in income of affiliates	185,405	54,922	5,680	(240,356)	5,651
Loss on early retirement of debt	(4,945)	—	—	—	(4,945)
Loss on marketable securities—RealD	(12,610)	—	—	—	(12,610)
Other income	441	265	7,392	(155)	7,943

Total other income	58,436	44,631	34,387	(240,356)	(102,902)

Income before income taxes	102,116	216,609	129,456	(240,356)	207,825
Income taxes	(29,812)	61,853	41,831	—	73,872

Net income	131,928	154,756	87,625	(240,356)	133,953
Less: Net income attributable to noncontrolling interests	—	—	2,025	—	2,025

Net income attributable to Cinemark USA, Inc.	$131,928	$154,756	$85,600	$(240,356)	$131,928

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF INCOME INFORMATION

YEAR ENDED DECEMBER 31, 2012

	Parent	Subsidiary	Subsidiary
	Company	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)
Revenues	$665,280	$1,040,394	$803,133	$(35,276)	$2,473,531
Cost of operations
Theatre operating expenses	528,658	707,800	577,149	(35,276)	1,778,331
General and administrative expenses	19,452	73,862	53,128	—	146,442
Depreciation and amortization	33,475	60,568	53,632	—	147,675
Impairment of long-lived assets	1,364	1,329	338	—	3,031
Gain (loss) on sale of assets and other	1,357	10,898	(87)	—	12,168

Total cost of operations	584,306	854,457	684,160	(35,276)	2,087,647

Operating income	80,974	185,937	118,973	—	385,884
Other income (expense)
Interest expense	(110,683)	(10,187)	(2,871)	76	(123,665)
Distributions from NCM	1,383	—	19,429	—	20,812
Equity in income of affiliates	197,940	54,783	13,109	(252,723)	13,109
Loss on early retirement of debt	(5,599)	—	—	—	(5,599)
Other income	99	111	8,325	(76)	8,459

Total other income	83,140	44,707	37,992	(252,723)	(86,884)

Income before income taxes	164,114	230,644	156,965	(252,723)	299,000
Income taxes	(6,199)	67,585	64,830	—	126,216

Net income	170,313	163,059	92,135	(252,723)	172,784
Less: Net income attributable to noncontrolling interests	—	—	2,471	—	2,471

Net income attributable to Cinemark USA, Inc.	$170,313	$163,059	$89,664	$(252,723)	$170,313

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME INFORMATION

YEAR ENDED DECEMBER 31, 2010

	Parent	Subsidiary	Subsidiary
	Company	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)
Net income	$147,387	$167,627	$77,791	$(241,875)	$150,930
Other comprehensive income, net of tax
Unrealized gain due to fair value adjustments on interest rate swap agreements, net of taxes of $4,339	7,170	—	—	—	7,170
Unrealized gain due to fair value adjustments on available-for-sale securities, net of taxes of $3,425	5,659	—	—	—	5,659
Amortization of accumulated other comprehensive loss on terminated swap agreement	4,633	—	—	—	4,633
Foreign currency translation adjustment	19,264	—	19,432	(19,264)	19,432

Total other comprehensive income, net of tax	36,726	—	19,432	(19,264)	36,894

Total comprehensive income, net of tax	$184,113	$167,627	$97,223	$(261,139)	$187,824
Comprehensive income attributable to noncontrolling interests	—	—	(3,711)	—	(3,711)

Comprehensive income attributable to Cinemark USA, Inc.	$184,113	$167,627	$93,512	$(261,139)	$184,113

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME INFORMATION

YEAR ENDED DECEMBER 31, 2011

	Parent	Subsidiary	Subsidiary
	Company	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)
Net income	$131,928	$154,756	$87,625	$(240,356)	$133,953
Other comprehensive income (loss), net of tax
Unrealized loss due to fair value adjustments on interest rate swap agreements, net of taxes of $3,786	(2,830)	—	—	—	(2,830)
Unrealized loss due to fair value adjustments on available-for-sale securities, net of taxes of $8,128	(13,566)	—	—	—	(13,566)
Amortization of accumulated other comprehensive loss on terminated swap agreement	4,236	—	—	—	4,236
Foreign currency translation adjustment	(46,058)	—	(46,280)	46,058	(46,280)

Total other comprehensive loss, net of tax	(58,218)	—	(46,280)	46,058	(58,440)

Total comprehensive income, net of tax	$73,710	$154,756	$41,345	$(194,298)	$75,513
Comprehensive income attributable to noncontrolling interests	—	—	(1,803)	—	(1,803)

Comprehensive income attributable to Cinemark USA, Inc.	$73,710	$154,756	$39,542	$(194,298)	$73,710

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME INFORMATION

YEAR ENDED DECEMBER 31, 2012

	Parent	Subsidiary	Subsidiary
	Company	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)
Net income	$170,313	$163,059	$92,135	$(252,723)	$172,784
Other comprehensive income (loss), net of tax
Unrealized gain due to fair value adjustments on interest rate swap agreements, net of taxes of $557	1,020	—	—	—	1,020
Unrealized gain due to fair value adjustments on available-for-sale securities, net of taxes of $1,499	2,499	—	—	—	2,499
Amortization of accumulated other comprehensive loss on terminated swap agreement	2,470	—	—	—	2,470
Foreign currency translation adjustment	(20,005)	—	(20,232)	20,005	(20,232)

Total other comprehensive income (loss), net of tax	(14,016)	—	(20,232)	20,005	(14,243)

Total comprehensive income, net of tax	$156,297	$163,059	$71,903	$(232,718)	$158,541
Comprehensive income attributable to noncontrolling interests	—	—	(2,244)	—	(2,244)

Comprehensive income attributable to Cinemark USA, Inc.	$156,297	$163,059	$69,659	$(232,718)	$156,297

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION

YEAR ENDED DECEMBER 31, 2010

	Parent	Subsidiary	Subsidiary
	Company	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)
Operating activities
Net income	$147,387	$167,627	$77,791	$(241,875)	$150,930
Adjustments to reconcile net income to cash provided by (used for) operating activities	(160,981)	37,727	56,469	241,875	175,090
Changes in assets and liabilities	177,023	(225,738)	(11,075)	—	(59,790)

Net cash provided by (used for) operating activities	163,429	(20,819)	123,620	—	266,230
Investing activities
Additions to theatre properties and equipment	(35,382)	(34,767)	(85,953)	—	(156,102)
Proceeds from sale of theatre properties and equipment	1,697	3,441	16,653	—	21,791
Investment in joint venture—DCIP, net of cash distributions	—	—	(1,756)	—	(1,756)
Net transactions with affiliates	281	5,792	—	(6,073)	—

Net cash used for investing activities	(33,404)	(25,534)	(71,056)	(6,073)	(136,067)
Financing activities
Dividends paid to parent	(78,100)	—	(287)	287	(78,100)
Payroll taxes paid as a result of noncash stock option exercises and restricted stock withholdings	(416)	—	—	—	(416)
Retirement of senior subordinated notes	(181)	—	—	—	(181)
Payment of debt issue costs	(8,858)	—	—	—	(8,858)
Repayments of other long-term debt	(10,836)	—	(1,017)	—	(11,853)
Net changes in intercompany notes	—	—	(5,786)	5,786	—
Payments on capital leases	(1,341)	(5,527)	(459)	—	(7,327)
Purchase of non-controlling interest in Panama	—	—	(888)	—	(888)
Other	—	—	(539)	—	(539)

Net cash used for financing activities	(99,732)	(5,527)	(8,976)	6,073	(108,162)
Effect of exchange rate changes on cash and cash equivalents	—	—	5,027	—	5,027

Increase (decrease) in cash and cash equivalents	30,293	(51,880)	48,615	—	27,028
Cash and cash equivalents:
Beginning of year	39,761	237,540	160,436	—	437,737

End of year	$70,054	$185,660	$209,051	$—	$464,765

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION

YEAR ENDED DECEMBER 31, 2011

	Parent	Subsidiary	Subsidiary
	Company	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)
Operating activities
Net income	$131,928	$154,756	$87,625	$(240,356)	$133,953
Adjustments to reconcile net income to cash provided by operating activities	(132,778)	29,871	89,359	240,356	226,808
Changes in assets and liabilities	142,103	(143,392)	31,412	—	30,123

Net cash provided by operating activities	141,253	41,235	208,396	—	390,884
Investing activities
Additions to theatre properties and equipment	(46,407)	(32,240)	(106,172)	—	(184,819)
Proceeds from sale of theatre properties and equipment	952	3,790	1,488	—	6,230
Acquisition of ten theatres in Argentina	—	—	(66,958)	—	(66,958)
Net transactions with affiliates	3,398	11,052	—	(14,450)	—
Investment in joint venture—DCIP and other	(8)	—	(1,512)	—	(1,520)

Net cash used for investing activities	(42,065)	(17,398)	(173,154)	(14,450)	(247,067)
Financing activities
Dividends paid to parent	(95,000)	(1,325)	(13,125)	14,450	(95,000)
Payroll taxes paid as a result of restricted stock withholdings	—	(494)	—	—	(494)
Proceeds from issuance of senior subordinated notes	200,000	—	—	—	200,000
Repayments of other long-term debt	(166,877)	—	(21)	—	(166,898)
Net changes in intercompany notes	—	—	—	—	—
Payments on capital leases	(1,651)	(5,057)	(818)	—	(7,526)
Payment of debt issue costs	(4,539)	—	—	—	(4,539)
Purchase of noncontrolling interest in Cinemark Chile	—	—	(1,443)	—	(1,443)
Other	—	—	(2,120)	—	(2,120)

Net cash used for financing activities	(68,067)	(6,876)	(17,527)	14,450	(78,020)
Effect of exchange rate changes on cash and cash equivalents	—	—	(9,309)	—	(9,309)

Increase in cash and cash equivalents	31,121	16,961	8,406	—	56,488
Cash and cash equivalents:
Beginning of year	70,054	185,660	209,051	—	464,765

End of year	$101,175	$202,621	$217,457	$—	$521,253

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION

YEAR ENDED DECEMBER 31, 2012

	Parent	Subsidiary	Subsidiary
	Company	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)
Operating activities
Net income	$170,313	$163,059	$92,135	$(252,723)	$172,784
Adjustments to reconcile net income to cash provided by operating activities	(152,552)	25,749	55,737	252,723	181,657
Changes in assets and liabilities	144,628	(139,350)	34,914	—	40,192

Net cash provided by operating activities	162,389	49,458	182,786	—	394,633
Investing activities
Additions to theatre properties and equipment	(50,162)	(56,578)	(113,987)	—	(220,727)
Proceeds from sale of theatre properties and equipment	701	596	679	—	1,976
Acquisition of theatres in the U.S.	(14,080)	—	—	—	(14,080)
Net transactions with affiliates	27,532	6,362	—	(33,894)	—
Investment in joint venture—DCIP and other	—	—	(1,480)	—	(1,480)

Net cash used for investing activities	(36,009)	(49,620)	(114,788)	(33,894)	(234,311)
Financing activities
Dividends paid to parent	(95,750)	(700)	(33,051)	33,751	(95,750)
Capital contributions from parent	—	—	3,000	(3,000)	—
Payroll taxes paid as a result of restricted stock withholdings	—	(3,263)	—	—	(3,263)
Proceeds from issuance of senior subordinated notes	400,000	—	—	—	400,000
Repayments of other long-term debt	(205,887)	—	(2,779)	—	(208,666)
Net changes in intercompany notes	—	—	(3,143)	3,143	—
Payments on capital leases	(1,838)	(5,884)	(1,729)	—	(9,451)
Payment of debt issue costs	(18,453)	—	—	—	(18,453)
Other	—	1,251	(2,086)	—	(835)

Net cash provided by (used for) financing activities	78,072	(8,596)	(39,788)	33,894	63,582
Effect of exchange rate changes on cash and cash equivalents	—	—	(3,062)	—	(3,062)

Increase (decrease) in cash and cash equivalents	204,452	(8,758)	25,148	—	220,842
Cash and cash equivalents:
Beginning of year	101,175	202,621	217,457	—	521,253

End of year	$305,627	$193,863	$242,605	$—	$742,095

CINEMARK USA, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data, unaudited)

	March 31,	December 31,
	2013	2012
Assets
Current assets
Cash and cash equivalents	$723,831	$742,095
Inventories	10,825	12,571
Accounts receivable	55,695	57,122
Current income tax receivable	765	7,129
Current deferred tax asset	17,571	14,397
Prepaid expenses and other	9,254	11,278
Accounts receivable from parent	6,424	—

Total current assets	824,365	844,592
Theatre properties and equipment	2,321,703	2,284,129
Less accumulated depreciation and amortization	1,017,064	979,171

Theatre properties and equipment, net	1,304,639	1,304,958
Other assets
Goodwill	1,151,495	1,150,811
Intangible assets—net	329,714	330,741
Investment in NCM	85,568	78,123
Investment in DCIP	24,564	23,012
Investment in marketable securities—RealD	15,896	13,707
Investments in and advances to affiliates	3,829	1,237
Long-term deferred tax asset	13,847	13,187
Deferred charges and other assets—net	106,902	102,044

Total other assets	1,731,815	1,712,862

Total assets	$3,860,819	$3,862,412

Liabilities and equity
Current liabilities
Current portion of long-term debt	$8,824	$9,546
Current portion of capital lease obligations	11,582	11,064
Current income tax payable	19,045	8,891
Current liability for uncertain tax positions	5,707	14,900
Accounts payable and accrued expenses	275,454	292,790

Total current liabilities	320,612	337,191
Long-term liabilities
Long-term debt, less current portion	1,752,960	1,754,464
Capital lease obligations, less current portion	143,160	139,107
Long-term deferred tax liability	163,890	177,960
Long-term liability for uncertain tax positions	20,860	19,575
Deferred lease expenses	39,212	38,297
Deferred revenue—NCM	249,061	241,305
Other long-term liabilities	55,128	58,301

Total long-term liabilities	2,424,271	2,429,009
Commitments and contingencies (see Note 19)
Equity
Cinemark USA, Inc.’s stockholder’s equity:
Class A common stock, $0.01 par value: 10,000,000 shares authorized, 1,500 shares issued and outstanding	—	—
Class B common stock, no par value: 1,000,000 shares authorized, 239,893 shares issued and 182,648 shares outstanding	49,543	49,543
Treasury stock, 57,245 Class B shares at cost	(24,233)	(24,233)
Additional paid-in-capital	1,198,806	1,192,106
Accumulated deficit	(85,477)	(94,425)
Accumulated other comprehensive loss	(34,024)	(37,698)

Total Cinemark USA, Inc.’s stockholder’s equity	1,104,615	1,085,293
Noncontrolling interests	11,321	10,919

Total equity	1,115,936	1,096,212

Total liabilities and equity	$3,860,819	$3,862,412

The accompanying notes are an integral part of the condensed consolidated financial statements.

CINEMARK USA, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In thousands, unaudited)

	Three months ended March 31,
	2013	2012
Revenues
Admissions	$349,414	$373,793
Concession	172,396	179,820
Other	25,963	25,205

Total revenues	547,773	578,818
Cost of operations
Film rentals and advertising	179,992	195,415
Concession supplies	28,000	28,451
Salaries and wages	58,469	58,492
Facility lease expense	69,618	68,562
Utilities and other	68,752	66,509
General and administrative expenses	37,212	33,561
Depreciation and amortization	39,032	36,816
Impairment of long-lived assets	844	185
(Gain) loss on sale of assets and other	(342)	836

Total cost of operations	481,577	488,827

Operating income	66,196	89,991
Other income (expense)
Interest expense	(32,606)	(32,133)
Interest income	803	1,767
Foreign currency exchange gain	1,330	1,865
Distributions from NCM	6,103	8,031
Equity in income of affiliates	2,421	1,790

Total other expense	(21,949)	(18,680)

Income before income taxes	44,247	71,311
Income taxes	10,831	28,121

Net income	$33,416	$43,190
Less: Net income attributable to noncontrolling interests	468	772

Net income attributable to Cinemark USA, Inc.	$32,948	$42,418

The accompanying notes are an integral part of the condensed consolidated financial statements.

CINEMARK USA, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, unaudited)

	Three months ended March 31,
	2013	2012
Net income	$33,416	$43,190
Other comprehensive income, net of tax
Unrealized gain due to fair value adjustments on interest rate swap agreements, net of taxes of $428 and $375	776	710
Unrealized gain due to fair value adjustments on available-for-sale securities, net of taxes of $833 and $2,550	1,356	4,249
Amortization of accumulated other comprehensive loss on terminated interest rate swap agreement	—	988
Foreign currency translation adjustments	1,586	15,799

Total other comprehensive income, net of tax	3,718	21,746

Total comprehensive income, net of tax	37,134	64,936
Comprehensive income attributable to noncontrolling interests	(512)	(682)

Comprehensive income attributable to Cinemark USA, Inc.	$36,622	$64,254

The accompanying notes are an integral part of the condensed consolidated financial statements.

CINEMARK USA, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, unaudited)

	Three Months Ended March 31,
	2013	2012
Operating activities
Net income	$33,416	$43,190
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	38,070	35,787
Amortization of intangible and other assets and unfavorable leases	962	1,029
Amortization of long-term prepaid rents	650	534
Amortization of debt issue costs	1,386	1,197
Amortization of deferred revenues, deferred lease incentives and other	(2,552)	(2,212)
Amortization of accumulated other comprehensive loss related to interest rate swap agreement	—	988
Fair value change in interest rate swap agreements not designated as hedges	—	(268)
Amortization of bond discount	247	226
Impairment of long-lived assets	844	185
Share based awards compensation expense	3,248	3,140
(Gain) loss on sale of assets and other	(342)	836
Deferred lease expenses	890	1,123
Deferred income tax expenses	(19,165)	(2,358)
Equity in income of affiliates	(2,421)	(1,790)
Distributions from equity investees	2,290	2,658
Changes in assets and liabilities and other	(14,981)	13,068

Net cash provided by operating activities	42,542	97,333
Investing activities
Additions to theatre properties and equipment	(36,889)	(46,984)
Proceeds from sale of theatre properties and equipment and other	8,006	39
Acquisition of theatre in U.S.	—	(14,080)
Investment in DCIP and other	(2,312)	(309)

Net cash used for investing activities	(31,195)	(61,334)
Financing activities
Dividends paid to parent	(24,000)	(23,750)
Payroll taxes paid as a result of restricted stock withholdings	(3,254)	(2,700)
Repayments of long-term debt	(2,381)	(3,034)
Payments on capital leases	(2,645)	(2,277)
Other	3,341	(227)

Net cash used for financing activities	(28,939)	(31,988)
Effect of exchange rate changes on cash and cash equivalents	(672)	2,970

Increase (decrease) in cash and cash equivalents	(18,264)	6,981
Cash and cash equivalents:
Beginning of period	742,095	521,253

End of period	$723,831	$528,234

Supplemental information (see Note 16)

The accompanying notes are an integral part of the condensed consolidated financial statements.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

1. The Company and Basis of Presentation

Cinemark USA, Inc. and subsidiaries (the “Company”) is a leader in the motion picture exhibition industry, with theatres in the United States (“U.S.”), Brazil, Mexico, Argentina, Chile, Colombia, Peru, Ecuador, Honduras, El Salvador, Nicaragua, Costa Rica, Panama and Guatemala. The Company also managed additional theatres in the U.S., Brazil, and Colombia during the three months ended March 31, 2013.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements. In the opinion of management, all adjustments, consisting principally of normal recurring adjustments, considered necessary for a fair presentation have been included. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates. Majority-owned subsidiaries that the Company has control of are consolidated while those affiliates of which the Company owns between 20% and 50% and does not control are accounted for under the equity method. Those affiliates of which the Company owns less than 20% are generally accounted for under the cost method, unless the Company is deemed to have the ability to exercise significant influence over the affiliate, in which case the Company would account for its investment under the equity method. The results of these subsidiaries and affiliates are included in the condensed consolidated financial statements effective with their formation or from their dates of acquisition. Intercompany balances and transactions are eliminated in consolidation.

These condensed consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto for the year ended December 31, 2012, included in the Annual Report on Form 10-K filed March 19, 2013 by the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Operating results for the three months ended March 31, 2013 are not necessarily indicative of the results to be achieved for the full year.

2. New Accounting Pronouncements

In July 2012, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, an amendment to FASB ASC Topic 350, Intangibles—Goodwill and Other (“ASU 2012-02”). The update provides an entity with the option first to assess qualitative factors in determining whether it is more likely than not that the indefinite-lived intangible asset is impaired. After assessing the qualitative factors, if an entity determines that it is not more likely than not that the indefinite-lived intangible asset is impaired, the entity is not required to take further action. If an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption was permitted. The adoption of ASU 2012-02 did not have a significant impact on our condensed consolidated financial statements.

During February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 amended existing guidance by requiring additional disclosure either on the face of the income statement or in the notes to the financial statements of significant amounts reclassified out of accumulated other comprehensive income. ASU 2013-02 requires prospective adoption and affects financial statement disclosures only. For public entities, the new disclosure requirements are effective for fiscal years, and interim periods within those years,

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

beginning after December 15, 2012. The adoption of ASU 2013-02 did not have a significant impact on our condensed consolidated financial statements.

3. Income Taxes

During the three months ended March 31, 2013, the Company recorded income tax expense of approximately $10,831, which resulted in an approximate effective tax rate of 24.5%. The effective tax rate reflects the impact of items related to the Company’s Mexico subsidiaries.

4. Long-Term Debt Activity

Amended Senior Secured Credit Facility

On December 18, 2012, Cinemark USA, Inc. amended and restated its senior secured credit facility to include a seven year $700,000 term loan and a five year $100,000 revolving credit line, referred to herein as the Amended Senior Secured Credit Facility. The proceeds from the Amended Senior Secured Credit Facility, combined with a portion of the proceeds from the 5.125% Senior Notes discussed below, were used to refinance the Company’s former senior secured credit facility. The term loan under the Amended Senior Secured Credit Facility matures in December 2019. The revolving credit line matures in December 2017. Quarterly principal payments in the amount of $1,750 are due on the term loan through September 2019, with the remaining principal of $652,750 due on December 18, 2019.

5.125% Senior Notes

On December 18, 2012, Cinemark USA, Inc. issued $400,000 aggregate principal amount of 5.125% senior notes due 2022, at par value, referred to herein as the 5.125% Senior Notes. A portion of the proceeds were used to refinance a portion of the former senior secured credit facility and the remainder is expected to be used to fund the purchase price for the Rave Acquisition (see Note 5) and for general corporate purposes. Interest on the 5.125% Senior Notes is payable on June 15 and December 15 of each year, beginning June 15, 2013. The notes mature on December 15, 2022.

Fair Value of Long-Term Debt

The Company estimates the fair value of its long-term debt primarily using quoted market prices, which fall under Level 2 of the U.S. GAAP fair value hierarchy as defined by FASB Accounting Standards Codification (“ASC”) Topic 820-10-35, Fair Value Measurement. The carrying value of the Company’s long-term debt was $1,761,784 and $1,764,010 as of March 31, 2013 and December 31, 2012, respectively. The fair value of the Company’s long-term debt was $1,849,446 and $1,851,246 as of March 31, 2013 and December 31, 2012, respectively.

5. Acquisitions and Dispositions

Acquisition of Rave Theatres

During November 2012, the Company entered into an asset purchase agreement with Rave Real Property Holdco, LLC and certain of its subsidiaries, Rave Cinemas, LLC and RC Processing, LLC (collectively “Rave”), pursuant to which the Company will acquire 32 theatres with 483 screens located in 12 states. The estimated purchase price is approximately $240,000. The purchase price, the amount of which is subject to certain closing date adjustments, will consist of cash consideration and the assumption of certain liabilities. The transaction is expected to close during the second quarter of 2013, subject to the satisfaction of customary closing conditions for transactions of this type, including Department of Justice or Federal Trade Commission antitrust approval.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

Disposition of Mexico Subsidiaries

During February 2013, the Company entered into a stock purchase agreement with Grupo Cinemex, S.A. De C.V. pursuant to which the Company will sell its Mexican subsidiaries, which consist of 31 theatres and 290 screens. The sales price, which will be paid in Mexican pesos and is subject to certain closing date adjustments, will be approximately $130,000, based on the exchange rate at March 31, 2013. The transaction, which is subject to review by the Mexican Federal Competition Commission, is expected to close during the second half of 2013.

6. Equity

Below is a summary of changes in stockholder’s equity attributable to Cinemark USA, Inc., noncontrolling interests and total equity for the three months ended March 31, 2013 and 2012:

	Cinemark USA, Inc. Stockholder’s Equity	Noncontrolling Interests	Total Equity
Balance at January 1, 2013	$1,085,293	$10,919	$1,096,212
Share based awards compensation expense	3,248	—	3,248
Tax benefit related to restricted stock vesting	3,452	—	3,452
Dividends paid to parent	(24,000)	—	(24,000)
Dividends paid to noncontrolling interests	—	(110)	(110)
Net income	32,948	468	33,416
Fair value adjustments on interest rate swap agreements designated as hedges, net of taxes of $428	776	—	776
Fair value adjustments on available-for-sale securities, net of taxes of $833	1,356	—	1,356
Foreign currency translation adjustments	1,542	44	1,586

Balance at March 31, 2013	$1,104,615	$11,321	$1,115,936

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

	Cinemark USA, Inc. Stockholder’s Equity	Noncontrolling Interests	Total Equity
Balance at January 1, 2012	$1,014,531	$10,762	$1,025,293
Share based awards compensation expense	3,140	—	3,140
Tax benefit related to restricted stock vesting	1,361	—	1,361
Dividends paid to parent	(23,750)	—	(23,750)
Dividends paid to noncontrolling interests	—	(110)	(110)
Net income	42,418	772	43,190
Fair value adjustments on interest rate swap agreements designated as hedges, net of taxes of $375	710	—	710
Amortization of accumulated other comprehensive loss on terminated swap agreement	988	—	988
Fair value adjustments on available-for-sale securities, net of taxes of $2,550	4,249	—	4,249
Foreign currency translation adjustments	15,889	(90)	15,799

Balance at March 31, 2012	$1,059,536	$11,334	$1,070,870

7. Investment in National CineMedia

The Company has an investment in National CineMedia, LLC (“NCM”). NCM operates a digital in-theatre network in the U.S. for providing cinema advertising and non-film events. Upon joining NCM, the Company entered into an Exhibitor Services Agreement with NCM (“ESA”), pursuant to which NCM provides advertising, promotion and event services to our theatres. As described further in Note 4 to the Company’s financial statements as included in its 2012 Annual Report on Form 10-K, on February 13, 2007, National CineMedia, Inc. (“NCM, Inc.”), an entity that serves as the sole manager of NCM, completed an IPO of its common stock. In connection with the NCM Inc. initial public offering, the Company amended its operating agreement and the ESA. Following the NCM, Inc. IPO, the Company does not recognize undistributed equity in the earnings on its original NCM membership units (referred to herein as the Company’s Tranche 1 Investment) until NCM’s future net earnings, less distributions received, surpass the amount of the excess distribution. The Company recognizes equity in earnings on its Tranche 1 Investment only to the extent it receives cash distributions from NCM. The Company recognizes cash distributions it receives from NCM on its Tranche 1 Investment as a component of earnings as Distributions from NCM. The Company believes that the accounting model provided by ASC 323-10-35-22 for recognition of equity investee losses in excess of an investor’s basis is analogous to the accounting for equity income subsequent to recognizing an excess distribution.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

Below is a summary of activity with NCM included in the Company’s condensed consolidated financial statements:

	Investment in NCM	Deferred Revenue	Distributions from NCM	Equity in Earnings	Other Revenue	Cash Received
Balance as of January 1, 2013	$78,123	$(241,305)
Receipt of common units due to annual common unit adjustment	8,869	(8,869)	$—	$—	$—	$—
Revenues earned under ESA (1)	—	—	—	—	(1,817)	1,817
Receipt of excess cash distributions	(1,798)	—	(4,776)	—	—	6,574
Receipt under tax receivable agreement	(492)	—	(1,327)	—	—	1,819
Equity in earnings	866	—	—	(866)	—	—
Amortization of deferred revenue	—	1,113	—	—	(1,113)	—

Balance as of and for the period ended March 31, 2013	$85,568	$(249,061)	$(6,103)	$(866)	$(2,930)	$10,210

(1)

Amount includes the per patron and per digital screen theatre access fees due to the Company, net of amounts due to NCM for on-screen advertising time provided to the Company’s beverage concessionaire of approximately $2,435.

During the three months ended March 31, 2013 and 2012, the Company recorded equity earnings of approximately $866 and $716, respectively.

Pursuant to a Common Unit Adjustment Agreement dated as of February 13, 2007 between NCMI and the Company, AMC Entertainment, Inc. (“AMC”) and Regal Entertainment Group (“Regal”), which we refer to collectively as the Founding Members, annual adjustments to the common membership units are made primarily based on increases or decreases in the number of theatre screens operated and theatre attendance generated by each Founding Member. To account for the receipt of additional common units under the Common Unit Adjustment Agreement, the Company follows the guidance in FASB ASC 323-10-35-29 (formerly EITF 02-18, “Accounting for Subsequent Investments in an Investee after Suspension of Equity Loss Recognition”) by analogy, which also refers to AICPA Technical Practice Aid 2220.14, which indicates that if a subsequent investment is made in an equity method investee that has experienced significant losses, the investor must determine if the subsequent investment constitutes funding of prior losses. The Company concluded that the construction or acquisition of new theatres that has led to the common unit adjustments equates to making additional investments in NCM. The Company evaluated the receipt of the additional common units in NCM and the assets exchanged for these additional units and have determined that the right to use its incremental new screens would not be considered funding of prior losses. The Company accounts for these additional common units, which it refers to herein as its Tranche 2 Investment, as a separate investment than its Tranche 1 Investment. The common units received are recorded at fair value as an increase in the Company’s investment in NCM with an offset to deferred revenue. The deferred revenue is amortized over the remaining term of the ESA. The Company’s Tranche 2 Investment is accounted for following the equity method, with undistributed equity earnings related to its Tranche 2 Investment included as a component of earnings in equity in income of affiliates and distributions received related to its Tranche 2 Investment are recorded as a reduction of its investment basis. In the event that a common unit adjustment is determined to be a negative number, the Founding Member can elect to either transfer and surrender to NCM the number of common units equal to all or part of such Founding Member’s common unit adjustment or to pay to NCM an amount equal to such Founding Member’s common unit adjustment calculated in accordance with the Common Unit Adjustment Agreement. If the Company then elects to surrender common units as part of a negative common unit adjustment, the Company would record a reduction to deferred revenue at the then fair value of the common units surrendered and a reduction of the

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

Company’s Tranche 2 Investment at an amount equal to the weighted average cost for Tranche 2 common units, with the difference between the two values recorded as a gain or loss on sale of assets and other.

During March 2013, NCM performed its annual common unit adjustment calculation under the Common Unit Adjustment Agreement. As a result of the calculation, the Company received an additional 588,024 common units of NCM, each of which is convertible into one share of NCM, Inc. common stock. The Company recorded the additional common units received at fair value as part of its Tranche 2 Investment with a corresponding adjustment to deferred revenue of approximately $8,869. The deferred revenue will be recognized over the remaining term of the ESA, which is approximately 23 years. As of March 31, 2013, the Company owned a total of 18,682,668 common units of NCM, representing an ownership interest of approximately 16%.

Below is summary financial information for NCM for the year ended December 27, 2012 (financial information was not yet available for the three months ended March 29, 2013).

Year Ended December 27, 2012
Gross revenues	$448,760
Operating income	$191,839
Net earnings	$101,013

8. Investment in Digital Cinema Implementation Partners

On February 12, 2007, the Company, AMC and Regal entered into a joint venture known as Digital Cinema Implementation Partners LLC (“DCIP”) to facilitate the implementation of digital cinema in the Company’s theatres and to establish agreements with major motion picture studios for the financing of digital cinema. On March 10, 2010, the Company signed a master equipment lease agreement and other related agreements (collectively the “agreements”) with Kasima LLC (“Kasima”), which is an indirect subsidiary of DCIP and a related party to the Company. As of March 31, 2013, the Company had a 33% voting interest in DCIP and a 24.3% economic interest in DCIP.

The Company has a variable interest in Kasima through the terms of its master equipment lease agreement; however, the Company has determined that it is not the primary beneficiary of Kasima, as the Company does not have the ability to direct the activities of Kasima that most significantly impact Kasima’s economic performance. The Company accounts for its investment in DCIP and its subsidiaries under the equity method of accounting. During the three months ended March 31, 2013 and 2012, the Company recorded equity income of $1,552 and $1,099, respectively, relating to this investment.

Below is a summary of changes in the Company’s investment in DCIP for the three months ended March 31, 2013:

Investment in
DCIP
Balance as of January 1, 2013	$23,012
Equity in income	1,552

Balance as of March 31, 2013	$24,564

The digital projection systems that are leased from Kasima are under an operating lease with an initial term of twelve years that contains ten one-year fair value renewal options. The equipment lease agreement also contains a fair value purchase option. Under the equipment lease agreement, the Company pays minimum annual

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

rent of one thousand dollars per digital projection system for the first six and a half years from the effective date of the agreement and minimum annual rent of three thousand dollars per digital projection system beginning at six and a half years from the effective date through the end of the lease term. The Company is also subject to various types of other rent if such digital projection systems do not meet minimum performance requirements as outlined in the agreements. Certain of the other rent payments are subject to either a monthly or an annual maximum. As of March 31, 2013, the Company had 3,515 digital projection systems being leased under the master equipment lease agreement with Kasima. The Company recorded equipment lease expense of approximately $1,966 and $1,929 during the three months ended March 31, 2013 and 2012, respectively, which is included in utilities and other costs on the condensed consolidated statements of income.

Below is summary financial information for DCIP for the year ended December 31, 2012 (financial information for the three months ended March 31, 2013 was not yet available).

Year Ended
December 31, 2012
Revenues	$166,017
Operating income	$102,663
Net income	$36,752

9. Investment in Marketable Securities – RealD

Under its license agreement with RealD, during 2010 and 2011, the Company earned an aggregate of 1,222,780 options to purchase shares of common stock upon installation of a certain number of 3-D systems as outlined in the license agreement. Upon vesting in these options, the Company recorded an investment in RealD with an offset to deferred lease incentive liability. During March 2011, the Company exercised all of its options to purchase shares of common stock in RealD for $0.00667 per share.

The Company accounts for its investment in RealD as a marketable security. The Company has determined that its RealD shares are available-for-sale securities in accordance with ASC Topic 320-10-35-1, therefore unrealized holding gains and losses are reported as a component of accumulated other comprehensive loss until realized.

As of March 31, 2013, the Company owned 1,222,780 shares in RealD, with an estimated fair value of $15,896, which is based on the closing price of RealD’s common stock on March 28, 2012, and falls under Level 1 of the U.S. GAAP fair value hierarchy as defined by ASC Topic 820-10-35. During the three months ended March 31, 2013, the Company recorded an unrealized holding gain of approximately $2,189, before taxes, as a component of accumulated other comprehensive loss on the condensed consolidated balance sheet.

Below is a summary of changes in the Company’s investment in RealD for the three months ended March 31, 2013:

Investment in
RealD
Balance as of January 1, 2013	$13,707
Unrealized holding gain	2,189

Balance as of March 31, 2013	$15,896

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

10. Share Based Awards

Stock Options—A summary of stock option activity and related information for Cinemark Holdings, Inc. stock options that are held by the Company’s employees for the three months ended March 31, 2013 is as follows:

	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at January 1, 2013	22,022	$7.63
Exercised	(744)	$7.63

Outstanding at March 31, 2013	21,278	$7.63	$464

Options exercisable at March 31, 2013	21,278	$7.63	$464

All outstanding stock options were fully vested as of April 2, 2009. There were no stock options granted or forfeited during the three months ended March 31, 2013. The total intrinsic value of options exercised during the three months ended March 31, 2013 was $15. The Company recognized a tax benefit of approximately $6 during the three months ended March 31, 2013 related to these stock option exercises. Options outstanding at March 31, 2013 have an average remaining contractual life of approximately two years.

Restricted Stock—During the three months ended March 31, 2013, Cinemark Holdings, Inc. granted 185,821 shares of restricted stock to employees of the Company. The fair value of the restricted stock granted was determined based on the market value of Cinemark Holdings, Inc.’s common stock on the date of grant, which was $29.44 per share. The Company assumed forfeiture rates ranging from 0% to 5% for the restricted stock awards. Certain of the restricted stock granted vests over three years based on continued service and the remaining restricted stock granted vests over four years based on continued service. The recipients of restricted stock are entitled to receive dividends and to vote their respective shares, however the sale and transfer of the restricted shares is prohibited during the restriction period.

Below is a summary of restricted stock activity for the three months ended March 31, 2013:

	Shares of Restricted Stock	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2013	1,534,163	$18.85
Granted	185,821	$29.44
Vested	(408,140)	$14.91

Outstanding at March 31, 2013	1,311,844	$21.58

Unvested restricted stock at March 31, 2013	1,311,844	$21.58

The Company receives an income tax deduction upon vesting of the restricted stock awards. The total fair value of shares that vested during the three months ended March 31, 2013 was $11,893. The Company recognized a tax benefit of approximately $3,618 during the three months ended March 31, 2013 related to these vested shares.

The Company recorded compensation expense of $2,386 and $2,359 and Cinemark Holdings, Inc. recorded an additional $202 and $175 related to restricted stock awards during the three months ended March 31, 2013 and

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

2012, respectively. As of March 31, 2013, the remaining unrecognized compensation expense related to restricted stock awards was $20,949 and the weighted average period over which this remaining compensation expense will be recognized is approximately two years.

Restricted Stock Units—During the three months ended March 31, 2013, Cinemark Holdings, Inc. granted restricted stock units representing 115,107 hypothetical shares of common stock to employees of the Company. The restricted stock units vest based on a combination of financial performance factors and continued service. The financial performance factors are based on an implied equity value concept that determines an internal rate of return (“IRR”) during the three fiscal year period ending December 31, 2015 based on a formula utilizing a multiple of Adjusted EBITDA subject to certain specified adjustments as defined in the restricted stock unit award agreement. The financial performance factors for the restricted stock units have a threshold, target and maximum level of payment opportunity. If the IRR for the three year period is at least 8.5%, which is the threshold, one-third of the restricted stock units vest. If the IRR for the three year period is at least 10.5%, which is the target, two-thirds of the restricted stock units vest. If the IRR for the three year period is at least 12.5%, which is the maximum, 100% of the restricted stock units vest. Grantees are eligible to receive a ratable portion of the common stock issuable if the IRR is within the targets previously noted. All payouts of restricted stock units that vest will be subject to an additional one year service requirement and will be paid in the form of common stock if the participant continues to provide services through March 2017, which is the fourth anniversary of the grant date. Restricted stock unit award participants are eligible to receive dividend equivalent payments if and at the time the restricted stock unit awards vest.

Below is a table summarizing the potential number of shares that could vest under restricted stock unit awards granted during the three months ended March 31, 2013 at each of the three target levels of financial performance (excluding forfeiture assumptions):

	Number of Shares	Value at
	Vesting	Grant
at IRR of at least 8.5%	38,366	$1,129
at IRR of at least 10.5%	76,741	$2,259
at IRR of at least 12.5%	115,107	$3,389

Due to the fact that the IRR for the three year performance period could not be determined at the time of grant, the Company estimated that the most likely outcome is the achievement of the mid-point IRR level. The fair value of the restricted stock unit awards was determined based on the market value of Cinemark Holdings, Inc.’s common stock on the date of grant, which was $29.44 per share. The Company assumed a forfeiture rate of 5% for the restricted stock unit awards. If during the service period, additional information becomes available to lead the Company to believe a different IRR level will be achieved for the three-year performance period, the Company will reassess the number of units that will vest for the grant and adjust its compensation expense accordingly on a prospective basis over the remaining service period.

There were no forfeitures of restricted stock unit awards during the three months ended March 31, 2013. The Company recorded compensation expense of $862 and $781 related to restricted stock unit awards during the three months ended March 31, 2013 and 2012, respectively.

During the three months ended March 31, 2013, 279,697 restricted stock unit awards vested. Upon vesting, each restricted stock unit was converted into one share of Cinemark Holdings, Inc.’s common stock. In addition, Cinemark Holdings, Inc. paid approximately $889 in dividends on the vested restricted stock units, which represented dividends declared by Cinemark Holdings, Inc. that had accumulated on the awards since they were

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

granted in 2009. The fair value of the restricted stock unit awards that vested during the three months ended March 31, 2013 was approximately $8,234. The Company recognized a tax benefit of approximately $3,458 during the three months ended March 31, 2013 related to these vested awards.

As of March 31, 2013, the remaining unrecognized compensation expense related to the outstanding restricted stock unit awards was $6,202. The weighted average period over which this remaining compensation expense will be recognized is approximately two years. As of March 31, 2013, the Company had restricted stock units outstanding that represented a total of 830,081 hypothetical shares of common stock, assuming the maximum IRR level is achieved for each of the grants.

11. Interest Rate Swap Agreements

The Company is currently a party to three interest rate swap agreements that qualify for cash flow hedge accounting. The fair values of the interest rate swaps are recorded on the Company’s condensed consolidated balance sheet as an asset or liability with the effective portion of the interest rate swaps’ gains or losses reported as a component of accumulated other comprehensive loss and the ineffective portion reported in earnings. The changes in fair values are reclassified from accumulated other comprehensive loss into earnings in the same period that the hedged items affect earnings. For the three months ended March 31, 2013 and 2012, the Company reclassified approximately $1,412 and $3,107, respectively, from accumulated other comprehensive loss into earnings.

The valuation technique used to determine fair value is the income approach and under this approach, the Company uses projected future interest rates as provided by counterparties to the interest rate swap agreements and the fixed rates that the Company is obligated to pay under these agreements. Therefore, the Company’s measurements use significant unobservable inputs, which fall in Level 3 of the U.S. GAAP hierarchy as defined by FASB ASC Topic 820-10-35. There were no changes in valuation techniques during the period and no transfers in or out of Level 3. See Note 15 for a summary of unrealized gains or losses recorded in accumulated other comprehensive loss and earnings.

Below is a summary of the Company’s current interest rate swap agreements designated as cash flow hedges as of March 31, 2013:

Nominal Amount	Effective Date	Pay Rate	Receive Rate	Expiration Date	Current Liability (1)	Long- Term Liability (2)	Estimated Total Fair Value at March 31, 2013
$175,000	December 2010	1.3975%	1-Month LIBOR	September 2015	1,915	2,575	4,490
$175,000	December 2010	1.4000%	1-Month LIBOR	September 2015	1,950	2,608	4,558
$100,000	November 2011	1.7150%	1-Month LIBOR	April 2016	1,434	2,506	3,940

$450,000					$5,299	$7,689	$12,988

(3)	Included in accounts payable and accrued expenses on the condensed consolidated balance sheet as of March 31, 2013.
(4)	Included in other long-term liabilities on the condensed consolidated balance sheet as of March 31, 2013.

The Company amortized approximately $988 to interest expense during the three months ended March 31, 2012 related to a previously terminated interest rate swap agreement. The accumulated other comprehensive loss related to the terminated interest rate swap agreement became fully amortized in August 2012. See Note 14 for additional information about the Company’s fair value measurements related to its interest rate swap agreements.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

12. Goodwill and Other Intangible Assets

The Company’s goodwill was as follows:

	U.S. Operating Segment	International Operating Segment	Total
Balance at January 1, 2013 (1)	$956,997	$193,814	$1,150,811
Foreign currency translation adjustments	—	684	684

Balance at March 31, 2013 (1)	$956,997	$194,498	$1,151,495

(1)	Balances are presented net of accumulated impairment losses of $214,031 for the U.S. operating segment and $27,622 for the international operating segment.

The Company evaluates goodwill for impairment on an annual basis during the fourth quarter or whenever events or changes in circumstances indicate the carrying value of goodwill might exceed its estimated fair value. The Company evaluates goodwill for impairment at the reporting unit level and has allocated goodwill to the reporting unit based on an estimate of its relative fair value. The Company considers the reporting unit to be each of its sixteen regions in the U.S. and each of its eight countries internationally (Honduras, El Salvador, Nicaragua, Costa Rica, Panama and Guatemala are considered one reporting unit). Goodwill impairment is evaluated using a two-step approach requiring the Company to compute the fair value of a reporting unit and compare it with its carrying value. If the carrying value of the reporting unit exceeds the estimated fair value, a second step is performed to measure the potential goodwill impairment. Significant judgment is involved in estimating cash flows and fair value. Management’s estimates, which fall under Level 3 of the U.S. GAAP fair value hierarchy as defined by FASB ASC Topic 820-10-35, are based on historical and projected operating performance, recent market transactions and current industry trading multiples. Fair value is determined based on a multiple of cash flows, which was seven and a half times for the evaluation performed during the fourth quarter of 2012.

No events or changes in circumstances occurred during the three months ended March 31, 2013 that indicated the carrying value of goodwill might exceed its estimated fair value.

Intangible assets consisted of the following:

	January 1, 2013	Amortization	Other (1)	March 31, 2013
Intangible assets with finite lives:
Gross carrying amount	$71,921	$—	$(1,175)	$70,746
Accumulated amortization	(51,354)	(1,048)	810	(51,592)

Total net intangible assets with finite lives	$20,567	$(1,048)	$(365)	$19,154
Intangible assets with indefinite lives:
Tradename	310,174	—	386	310,560

Total intangible assets—net	$330,741	$(1,048)	$21	$329,714

(1)	Consists primarily of foreign currency translation adjustments.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

Estimated aggregate future amortization expense for intangible assets is as follows:

For the nine months ended December 31, 2013	$3,150
For the twelve months ended December 31, 2014	3,644
For the twelve months ended December 31, 2015	3,351
For the twelve months ended December 31, 2016	3,128
For the twelve months ended December 31, 2017	2,498
Thereafter	3,383

Total	$19,154

13. Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment indicators on a quarterly basis or whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable.

The Company considers actual theatre level cash flows, future years budgeted theatre level cash flows, theatre property and equipment carrying values, amortizing intangible asset carrying values, the age of a recently built theatre, competitive theatres in the marketplace, the impact of recent ticket price changes, available lease renewal options and other factors considered relevant in its assessment of impairment of individual theatre assets. Long-lived assets are evaluated for impairment on an individual theatre basis, which the Company believes is the lowest applicable level for which there are identifiable cash flows. The impairment evaluation is based on the estimated undiscounted cash flows from continuing use through the remainder of the theatre’s useful life. The remainder of the useful life correlates with the available remaining lease period, which includes the probability of renewal periods for leased properties and a period of approximately twenty years for fee owned properties. If the estimated undiscounted cash flows are not sufficient to recover a long-lived asset’s carrying value, the Company then compares the carrying value of the asset group (theatre) with its estimated fair value. When estimated fair value is determined to be lower than the carrying value of the asset group (theatre), the asset group (theatre) is written down to its estimated fair value. Significant judgment is involved in estimating cash flows and fair value. Management’s estimates, which fall under Level 3 of the U.S. GAAP fair value hierarchy as defined by FASB ASC Topic 820-10-35, are based on historical and projected operating performance, recent market transactions and current industry trading multiples. Fair value is determined based on a multiple of cash flows, which was six and a half times for the evaluations performed during the three months ended March 31, 2013 and 2012. As of March 31, 2013, the estimated aggregate fair value of the long-lived assets impaired during the three months ended March 31, 2013 was $794.

The long-lived asset impairment charges recorded during each of the periods presented are specific to theatres that were directly and individually impacted by increased competition, adverse changes in market demographics or adverse changes in the development or the conditions of the areas surrounding the theatre.

	Three Months Ended
	March 31,
	2013	2012
United States theatre properties	$119	$66
International theatre properties	725	119

Subtotal	$844	$185
Intangible assets	—	—

Impairment of long-lived assets	$844	$185

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

14. Fair Value Measurements

The Company determines fair value measurements in accordance with FASB ASC Topic 820, which establishes a fair value hierarchy under which an asset or liability is categorized based on the lowest level of input significant to its fair value measurement. The levels of input defined by FASB ASC Topic 820 are as follows:

Level 1	–	quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date;

Level 2	–	other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3	–	unobservable and should be used to measure fair value to the extent that observable inputs are not available.

Below is a summary of assets and liabilities measured at fair value on a recurring basis by the Company under FASB ASC Topic 820 as of March 31, 2013:

	Carrying	Fair Value
Description	Value	Level 1	Level 2	Level 3
Interest rate swap liabilities—current (see Note 11)	$(5,299)	$—	$—	$(5,299)
Interest rate swap liabilities—long term (see Note 11)	$(7,689)	$—	$—	$(7,689)
Investment in RealD (see Note 9)	$15,896	$15,896	$—	$—

Below is a summary of assets and liabilities measured at fair value on a recurring basis by the Company under FASB ASC Topic 820 as of December 31, 2012:

	Carrying	Fair Value
Description	Value	Level 1	Level 2	Level 3
Interest rate swap liabilities—current (see Note 11)	$(5,503)	$—	$—	$(5,503)
Interest rate swap liabilities—long term (see Note 11)	$(8,689)	$—	$—	$(8,689)
Investment in RealD (see Note 9)	$13,707	$13,707	$—	$—

Below is a reconciliation of the beginning and ending balance for liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Liabilities
	2013	2012
Beginning balances—January 1	$14,192	$16,576
Total gain included in accumulated other comprehensive loss	(1,204)	(1,085)
Total gain included in earnings	—	(268)

Ending balances—March 31	$12,988	$15,223

The Company also uses fair value measurements on a nonrecurring basis in the impairment evaluations of its long-lived assets (see Note 12 and Note 13). There were no changes in valuation techniques during the period. There were no transfers in or out of Level 1, Level 2 or Level 3 during the three months ended March 31, 2013.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

15. Foreign Currency Translation

The accumulated other comprehensive loss account in stockholder’s equity of $37,698 and $34,024 at December 31, 2012 and March 31, 2013, respectively, includes cumulative foreign currency adjustments of $31,331 and $29,789, respectively, from translating the financial statements of the Company’s international subsidiaries, and also includes the change in fair values of the Company’s interest rate swap agreements that are designated as hedges and the change in fair value of the Company’s available-for-sale securities.

All foreign countries where the Company has operations are non-highly inflationary and the local currency is the same as the functional currency in all of the locations. Thus, any fluctuation in the currency results in a cumulative foreign currency translation adjustment recorded to accumulated other comprehensive loss.

Below is a summary of the impact of translating the March 31, 2013 financial statements of certain of the Company’s international subsidiaries:

	Exchange Rate as of		Total Assets at March 31, 2013	Other Comprehensive Income (Loss) For The Three Months Ended March 31, 2013
Country	March 31, 2013	December 31, 2012
Brazil	2.03	2.05	$334,374	$2,860
Mexico	12.33	13.02	$118,434	4,821
Argentina	5.14	4.91	$129,019	(4,294)
Colombia	1,832.20	1,768.23	$46,193	(1,244)
Peru	2.65	2.56	$38,223	(1,252)
All other				651

				$1,542

16. Supplemental Cash Flow Information

The following is provided as supplemental information to the condensed consolidated statements of cash flows:

	Three Months Ended
	March 31,
	2013	2012
Cash paid for interest	$11,019	$15,876
Cash paid for income taxes, net of refunds received	$16,692	$4,045
Noncash investing and financing activities:
Change in accounts payable and accrued expenses for the acquisition of theatre properties and equipment (1)	$(2,050)	$(9,711)
Theatre properties acquired under capital lease	$6,985	$3,569
Change in fair market values of interest rate swap agreements, net of taxes	$776	$978
Investment in NCM—receipt of common units (see Note 7)	$8,869	$9,137
Change in fair market value of available-for-sale securities, net of taxes (see Note 9)	$1,356	$4,249

(1)	Additions to theatre properties and equipment included in accounts payable as of December 31, 2012 and March 31, 2013 were $4,685 and $6,735, respectively.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

17. Segments

The Company manages its international market and its U.S. market as separate reportable operating segments, with the international segment consisting of operations in Brazil, Mexico, Argentina, Chile, Colombia, Peru, Ecuador, Honduras, El Salvador, Nicaragua, Costa Rica, Panama and Guatemala. Each segment’s revenue is derived from admissions and concession sales and other ancillary revenues, primarily screen advertising. The measure of segment profit and loss the Company uses to evaluate performance and allocate its resources is Adjusted EBITDA, as defined in the reconciliation table below. The Company does not report asset information by segment because that information is not used to evaluate the performance of or allocate resources between segments.

Below is a breakdown of selected financial information by reportable operating segment:

	Three Months Ended March 31,
	2013	2012
Revenues
U.S.	$366,363	$411,225
International	184,193	169,875
Eliminations	(2,783)	(2,282)

Total revenues	$547,773	$578,818

Adjusted EBITDA
U.S.	$80,443	$104,621
International	36,178	36,035

Total Adjusted EBITDA	$116,621	$140,656

Capital expenditures
U.S.	$6,156	$19,694
International	30,733	27,290

Total capital expenditures	$36,889	$46,984

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

The following table sets forth a reconciliation of net income to Adjusted EBITDA:

	Three Months Ended
	March 31,
	2013	2012
Net income	$33,416	$43,190
Add (deduct):
Income taxes	10,831	28,121
Interest expense (1)	32,606	32,133
Other income (2)	(4,554)	(5,422)
Depreciation and amortization(3)	39,032	36,816
Impairment of long-lived assets	844	185
(Gain) loss on sale of assets and other	(342)	836
Deferred lease expenses	890	1,123
Amortization of long-term prepaid rents	650	534
Share based awards compensation expense	3,248	3,140

Adjusted EBITDA	$116,621	$140,656

(1)	Includes amortization of debt issue costs.
(2)

Includes interest income, foreign currency exchange gain and equity in income of affiliates and excludes distributions from NCM. Distributions from NCM are reported entirely within the U.S. operating segment.

(3)	Includes amortization of favorable/unfavorable leases.

Financial Information About Geographic Areas

Below is a breakdown of selected financial information by geographic area:

	Three Months Ended
	March 31,
	2013	2012
Revenues
U.S.	$366,363	$411,225
Brazil	82,117	78,398
Other international countries	102,076	91,477
Eliminations	(2,783)	(2,282)

Total	$547,773	$578,818

	March 31, 2013	December 31, 2012
Theatre Properties and Equipment-net
U.S.	$925,482	$940,922
Brazil	205,652	190,990
Other international countries	173,505	173,046

Total	$1,304,639	$1,304,958

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

18. Related Party Transactions

The Company manages theatres for Laredo Theatre, Ltd. (“Laredo”). The Company is the sole general partner and owns 75% of the limited partnership interests of Laredo. Lone Star Theatres, Inc. owns the remaining 25% of the limited partnership interests in Laredo and is 100% owned by Mr. David Roberts, Lee Roy Mitchell’s son-in-law. Lee Roy Mitchell is Cinemark Holdings, Inc.’s Chairman of the Board and directly and indirectly owns approximately 9% of Cinemark Holdings, Inc.’s common stock. Under the agreement, management fees are paid by Laredo to the Company at a rate of 5% of annual theatre revenues up to $50,000 and 3% of annual theatre revenues in excess of $50,000. The Company recorded $118 and $124 of management fee revenues during the three months ended March 31, 2013 and 2012, respectively. All such amounts are included in the Company’s condensed consolidated financial statements with the intercompany amounts eliminated in consolidation.

The Company leases 18 theatres and one parking facility from Syufy Enterprises, LP (“Syufy”) or affiliates of Syufy. Raymond Syufy is one of Cinemark Holdings, Inc.’s directors and is an officer of the general partner of Syufy. Of these 19 leases, 16 have fixed minimum annual rent. The three leases without minimum annual rent have rent based upon a specified percentage of gross sales as defined in the lease with no minimum annual rent. For the three months ended March 31, 2013 and 2012, the Company paid total rent of approximately $5,809 and $4,425, respectively, to Syufy.

The Company has paid certain fees and expenses on behalf of its parent, Cinemark Holdings, Inc., and Cinemark Holdings, Inc. has paid income taxes and other items on behalf of the Company. The net receivable from Cinemark Holdings, Inc. as of March 31, 2013 and December 31, 2012 was $6,424 and $0, respectively.

19. Commitments and Contingencies

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of its business operations, such as personal injury claims, employment matters, landlord-tenant disputes, patent claims and contractual disputes, some of which are covered by insurance. The Company believes its potential liability with respect to proceedings currently pending is not material, individually or in the aggregate, to the Company’s financial position, results of operations and cash flows.

20. Condensed Consolidating Financial Information of Subsidiary Guarantors

As of March 31, 2013, the Company had outstanding $470,000 aggregate principal amount of 8.625% senior notes due 2019, or the 8.625% Senior Notes, $400,000 aggregate principal amount of 5.125% senior notes due 2022, or the 5.125% Senior Notes, and $200,000 aggregate principal amount of 7.375% senior subordinated notes due 2021, or the Senior Subordinated Notes (collectively the “Notes”). The condensed consolidating financial statement information for the three months ended March 31, 2012 have been recast to reflect the subsidiary guarantors as of December 31, 2012. These Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by the following subsidiaries of Cinemark USA, Inc.:

Sunnymead Cinema Corp., Cinemark Properties, Inc., Greeley Holdings, Inc., Trans Texas Cinema, Inc., Inc., Cinemark Partners I, Inc., Multiplex Services, Inc., CNMK Investments, Inc., CNMK Texas Properties, LLC., Cinemark Concessions LLC, Century Theatres, Inc., Marin Theatre Management, LLC, Century Theatres NG, LLC, Cinearts LLC, Cinearts Sacramento, LLC, Corte Madera Theatres, LLC, Novato Theatres, LLC, San Rafael Theatres, LLC, Northbay Theatres, LLC, Century Theatres Summit Sierra, LLC and Century Theatres Seattle, LLC.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following supplemental condensed consolidating financial information presents:

1.	Condensed consolidating balance sheet information as of December 31, 2012 and March 31, 2013, condensed consolidating statements of income information for the three months ended March 31, 2012 and 2013, condensed consolidating statements of comprehensive income information for the three months ended March 31, 2012 and 2013 and condensed consolidating statements of cash flows information for the three months ended March 31, 2012 and 2013.

2.	Cinemark USA, Inc. (the “Parent” and “Issuer”), combined Guarantor Subsidiaries and combined Non-Guarantor Subsidiaries with their investments in subsidiaries accounted for using the equity method of accounting and therefore, the Parent column reflects the equity income of its Guarantor Subsidiaries and Non-Guarantor Subsidiaries, which are also separately reflected in the stand-alone Guarantor Subsidiaries and Non-Guarantor Subsidiaries column. Additionally, the Guarantor Subsidiaries column reflects the equity income (loss) of its Non-Guarantor Subsidiaries, which are also separately reflected in the stand-alone Non-Guarantor Subsidiaries column.

3.	Elimination entries necessary to consolidate the Parent and all of its Subsidiaries.

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION

DECEMBER 31, 2012

	Parent	Subsidiary	Subsidiary
	Company	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)
Assets
Current assets
Cash and cash equivalents	$305,627	$193,863	$242,605	$—	$742,095
Other current assets	52,358	14,599	76,834	(41,294)	102,497
Accounts receivable from parent and/or subsidiaries	338,278	—	—	(338,278)	—

Total current assets	696,263	208,462	319,439	(379,572)	844,592
Theatre properties and equipment—net	341,091	580,595	383,272	—	1,304,958
Investment in subsidiaries	1,087,263	423,812	—	(1,511,075)	—
Other assets	1,185,478	140,192	393,670	(6,478)	1,712,862

Total assets	$3,310,095	$1,353,061	$1,096,381	$(1,897,125)	$3,862,412

Liabilities and equity
Current liabilities
Current portion of long-term debt	$7,000	$—	$2,546	$—	$9,546
Current portion of capital lease obligations	2,070	6,682	2,312	—	11,064
Accounts payable and accrued expenses	119,057	84,235	150,044	(36,755)	316,581
Accounts payable to parent or subsidiaries	—	273,776	64,502	(338,278)	—

Total current liabilities	128,127	364,693	219,404	(375,033)	337,191
Long-term liabilities
Long-term debt, less current portion	1,754,464	—	—		1,754,464
Capital lease obligations, less current portion	28,182	85,765	25,160	—	139,107
Other long-term liabilities and deferrals	314,029	83,590	148,836	(11,017)	535,438

Total long-term liabilities	2,096,675	169,355	173,996	(11,017)	2,429,009
Commitments and contingencies
Equity
Cinemark USA, Inc.’s stockholder’s equity:
Common stock	49,543	457,368	10,218	(467,586)	49,543
Other stockholder’s equity	1,035,750	361,645	681,844	(1,043,489)	1,035,750

Total Cinemark USA, Inc. stockholder’s equity	1,085,293	819,013	692,062	(1,511,075)	1,085,293
Noncontrolling interests	—	—	10,919	—	10,919

Total equity	1,085,293	819,013	702,981	(1,511,075)	1,096,212

Total liabilities and equity	$3,310,095	$1,353,061	$1,096,381	$(1,897,125)	$3,862,412

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION

MARCH 31, 2013

	Parent	Subsidiary	Subsidiary
	Company	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)
Assets
Current assets
Cash and cash equivalents	$287,560	$211,615	$224,656	$—	$723,831
Other current assets	46,898	14,185	59,253	(26,226)	94,110
Accounts receivable from parent and/or subsidiaries	362,569	—	—	(356,145)	6,424

Total current assets	697,027	225,800	283,909	(382,371)	824,365
Theatre properties and equipment—net	332,055	574,425	398,159	—	1,304,639
Investment in subsidiaries	1,132,854	434,286	—	(1,567,140)	—
Other assets	1,185,442	139,085	412,192	(4,904)	1,731,815

Total assets	$3,347,378	$1,373,596	$1,094,260	$(1,954,415)	$3,860,819

Liabilities and equity
Current liabilities
Current portion of long-term debt	$7,000	$—	$1,824	$—	$8,824
Current portion of capital lease obligations	2,127	7,191	2,264	—	11,582
Accounts payable and accrued expenses	147,785	66,838	106,999	(21,416)	300,206
Accounts payable to parent or subsidiaries	—	275,688	80,457	(356,145)	—

Total current liabilities	156,912	349,717	191,544	(377,561)	320,612
Long-term liabilities
Long-term debt, less current portion	1,752,960	—	—		1,752,960
Capital lease obligations, less current portion	27,630	90,635	24,895	—	143,160
Other long-term liabilities and deferrals	305,261	83,039	149,565	(9,714)	528,151

Total long-term liabilities	2,085,851	173,674	174,460	(9,714)	2,424,271
Commitments and contingencies
Equity
Cinemark USA, Inc.’s stockholder’s equity:
Common stock	49,543	457,368	10,218	(467,586)	49,543
Other stockholder’s equity	1,055,072	392,837	706,717	(1,099,554)	1,055,072

Total Cinemark USA, Inc. stockholder’s equity	1,104,615	850,205	716,935	(1,567,140)	1,104,615
Noncontrolling interests	—	—	11,321	—	11,321

Total equity	1,104,615	850,205	728,256	(1,567,140)	1,115,936

Total liabilities and equity	$3,347,378	$1,373,596	$1,094,260	$(1,954,415)	$3,860,819

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF INCOME INFORMATION

THREE MONTHS ENDED MARCH 31, 2012

	Parent	Subsidiary	Subsidiary
	Company	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)
Revenues	$160,850	$249,596	$175,885	$(7,513)	$578,818
Cost of operations
Theatre operating expenses	126,725	168,888	129,329	(7,513)	417,429
General and administrative expenses	4,186	17,694	11,681	—	33,561
Depreciation and amortization	8,770	14,218	13,828	—	36,816
Impairment of long-lived assets	22	44	119	—	185
(Gain) loss on sale of assets and other	312	586	(62)	—	836

Total cost of operations	140,015	201,430	154,895	(7,513)	488,827

Operating income	20,835	48,166	20,990	—	89,991
Other income (expense)
Interest expense	(28,776)	(2,606)	(790)	39	(32,133)
Distributions from NCM	1,383	—	6,648	—	8,031
Equity in income of affiliates	51,018	14,908	1,790	(65,926)	1,790
Other income	44	15	3,612	(39)	3,632

Total other income	23,669	12,317	11,260	(65,926)	(18,680)

Income before income taxes	44,504	60,483	32,250	(65,926)	71,311
Income taxes	2,086	17,320	8,715	—	28,121

Net income	42,418	43,163	23,535	(65,926)	43,190
Less: Net income attributable to noncontrolling interests	—	—	772	—	772

Net income attributable to Cinemark USA, Inc.	$42,418	$43,163	$22,763	$(65,926)	$42,418

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF INCOME INFORMATION

THREE MONTHS ENDED MARCH 31, 2013

	Parent	Subsidiary	Subsidiary
	Company	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)
Revenues	$142,781	$224,204	$189,614	$(8,826)	$547,773
Cost of operations
Theatre operating expenses	117,543	154,419	141,695	(8,826)	404,831
General and administrative expenses	5,366	18,006	13,840	—	37,212
Depreciation and amortization	8,732	15,436	14,864	—	39,032
Impairment of long-lived assets	34	85	725	—	844
(Gain) loss on sale of assets and other	215	(142)	(415)	—	(342)

Total cost of operations	131,890	187,804	170,709	(8,826)	481,577

Operating income	10,891	36,400	18,905	—	66,196
Other income (expense)
Interest expense	(28,453)	(2,478)	(1,675)	—	(32,606)
Distributions from NCM	125	—	5,978	—	6,103
Equity in income of affiliates	45,762	19,361	2,421	(65,123)	2,421
Other income	18	3	2,112	—	2,133

Total other income	17,452	16,886	8,836	(65,123)	(21,949)

Income before income taxes	28,343	53,286	27,741	(65,123)	44,247
Income taxes	(4,605)	13,210	2,226	—	10,831

Net income	32,948	40,076	25,515	(65,123)	33,416
Less: Net income attributable to noncontrolling interests	—	—	468	—	468

Net income attributable to Cinemark USA, Inc.	$32,948	$40,076	$25,047	$(65,123)	$32,948

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME INFORMATION

THREE MONTHS ENDED MARCH 31, 2012

	Parent	Subsidiary	Subsidiary
	Company	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)
Net income	$42,418	$43,163	$23,535	$(65,926)	$43,190
Other comprehensive income, net of tax
Unrealized gain due to fair value adjustments on interest rate swap agreements, net of taxes of $375	710	—	—	—	710
Unrealized gain due to fair value adjustments on available-for-sale securities, net of taxes of $2,550	4,249	—	—	—	4,249
Amortization of accumulated other comprehensive loss on terminated interest rate swap agreement	988	—	—	—	988
Foreign currency translation adjustments	15,889	—	15,799	(15,889)	15,799

Total other comprehensive income, net of tax	21,836	—	15,799	(15,889)	21,746

Total comprehensive income, net of tax	$64,254	$43,163	$39,334	$(81,815)	$64,936
Comprehensive income attributable to noncontrolling interests	—	—	(682)	—	(682)

Comprehensive income attributable to Cinemark USA, Inc.	$64,254	$43,163	$38,652	$(81,815)	$64,254

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME INFORMATION

THREE MONTHS ENDED MARCH 31, 2013

	Parent	Subsidiary	Subsidiary
	Company	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)
Net income	$32,948	$40,076	$25,515	$(65,123)	$33,416
Other comprehensive income, net of tax
Unrealized gain due to fair value adjustments on interest rate swap agreements, net of taxes of $428	776	—	—	—	776
Unrealized gain due to fair value adjustments on available-for-sale securities, net of taxes of $833	1,356	—	—	—	1,356
Foreign currency translation adjustments	1,542	—	1,586	(1,542)	1,586

Total other comprehensive income, net of tax	3,674	—	1,586	(1,542)	3,718

Total comprehensive income, net of tax	$36,622	$40,076	$27,101	$(66,665)	$37,134
Comprehensive income attributable to noncontrolling interests	—	—	(512)	—	(512)

Comprehensive income attributable to Cinemark USA, Inc.	$36,622	$40,076	$26,589	$(66,665)	$36,622

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION

THREE MONTHS ENDED MARCH 31, 2012

	Parent	Subsidiary	Subsidiary
	Company	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)
Operating activities
Net income	$42,418	$43,163	$23,535	$(65,926)	$43,190
Adjustments to reconcile net income to cash provided by operating activities	(42,173)	3,061	14,261	65,926	41,075
Changes in assets and liabilities and other	35,515	(21,574)	(873)	—	13,068

Net cash provided by operating activities	35,760	24,650	36,923	—	97,333
Investing activities
Additions to theatre properties and equipment	(12,214)	(7,196)	(27,574)	—	(46,984)
Proceeds from sale of theatre properties and equipment	—	7	32	—	39
Acquisition of theatre in U.S.	—	(14,080)	—	—	(14,080)
Net transactions with affiliates	2,413	2	—	(2,415)	—
Other	—	—	(309)	—	(309)

Net cash used for investing activities	(9,801)	(21,267)	(27,851)	(2,415)	(61,334)
Financing activities
Dividends paid to parent	(23,750)	—	(2,415)	2,415	(23,750)
Payroll taxes paid as a result of restricted stock withholdings	—	(2,700)	—	—	(2,700)
Repayments of other long-term debt	(2,311)	—	(723)	—	(3,034)
Payments on capital leases	(442)	(1,390)	(445)	—	(2,277)
Other	(227)	—	—	—	(227)

Net cash used for financing activities	(26,730)	(4,090)	(3,583)	2,415	(31,988)
Effect of exchange rate changes on cash and cash equivalents	—	—	2,970	—	2,970

Increase (decrease) in cash and cash equivalents	(771)	(707)	8,459	—	6,981
Cash and cash equivalents:
Beginning of year	101,175	202,621	217,457	—	521,253

End of year	$100,404	$201,914	$225,916	$—	$528,234

CINEMARK USA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION

THREE MONTHS ENDED MARCH 31, 2013

	Parent	Subsidiary	Subsidiary
	Company	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)
Operating activities
Net income	$32,948	$40,076	$25,515	$(65,123)	$33,416
Adjustments to reconcile net income to cash provided by operating activities	(56,550)	(1,072)	16,606	65,123	24,107
Changes in assets and liabilities and other	27,255	(18,939)	(23,297)	—	(14,981)

Net cash provided by operating activities	3,653	20,065	18,824	—	42,542
Investing activities
Additions to theatre properties and equipment	(692)	(5,397)	(30,800)	—	(36,889)
Proceeds from sale of theatre properties and equipment and other	52	7,943	11	—	8,006
Net transactions with affiliates	1,713	2	—	(1,715)	—
Other	—	—	(2,312)	—	(2,312)

Net cash provided by (used for) investing activities	1,073	2,548	(33,101)	(1,715)	(31,195)
Financing activities
Dividends paid to parent	(24,000)	—	(1,715)	1,715	(24,000)
Repayments of long-term debt	(1,750)	—	(631)	—	(2,381)
Payments on capital leases	(494)	(1,607)	(544)	—	(2,645)
Other	3,451	(3,254)	(110)	—	87

Net cash used for financing activities	(22,793)	(4,861)	(3,000)	1,715	(28,939)
Effect of exchange rate changes on cash and cash equivalents	—	—	(672)	—	(672)

Increase (decrease) in cash and cash equivalents	(18,067)	17,752	(17,949)	—	(18,264)
Cash and cash equivalents:
Beginning of year	305,627	193,863	242,605	—	742,095

End of year	$287,560	$211,615	$224,656	$—	$723,831

UNAUDITED SUPPLEMENTAL SCHEDULES

As required by the indentures governing the 5.125% Senior Notes and the 7.375% Senior Subordinated Notes (collectively the “Notes”), the Company has included in this filing, financial information for its subsidiaries that have been designated as unrestricted subsidiaries as defined by the indentures. As required by the indentures governing the Notes, the Company has included a condensed consolidating balance sheet and condensed consolidating statements of income, comprehensive income and cash flows for the Company and its subsidiaries. These supplementary schedules separately identify the Company’s restricted subsidiaries and unrestricted subsidiaries as required by the indentures.

CINEMARK USA, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION

MARCH 31, 2013

(In thousands)

	Restricted	Unrestricted
	Group	Group	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$609,979	$113,852	$—	$723,831
Other current assets	130,337	(29,803)	—	100,534

Total current assets	740,316	84,049	—	824,365
Theatre properties and equipment, net	1,304,639	—	—	1,304,639
Other assets	1,646,382	112,452	(27,019)	1,731,815

Total assets	$3,691,337	$196,501	$(27,019)	$3,860,819

Liabilities and equity
Current liabilities
Current portion of long-term debt	$8,824	$—	$—	$8,824
Current portion of capital lease obligations	11,582	—	—	11,582
Accounts payable and accrued expenses	300,206	—	—	300,206

Total current liabilities	320,612	—	—	320,612
Long-term liabilities
Long-term debt, less current portion	1,752,960	—	—	1,752,960
Capital lease obligations, less current portion	143,160	—	—	143,160
Other long-term liabilities and deferrals	423,634	104,517	—	528,151

Total long-term liabilities	2,319,754	104,517	—	2,424,271
Commitments and contingencies
Equity	1,050,971	91,984	(27,019)	1,115,936

Total liabilities and equity	$3,691,337	$196,501	$(27,019)	$3,860,819

Note: “Restricted Group” and “Unrestricted Group” are defined in the Indentures for the senior notes and senior subordinated notes.

CINEMARK USA, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF INCOME INFORMATION

THREE MONTHS ENDED MARCH 31, 2013

(In thousands)

	Restricted Group	Unrestricted Group	Eliminations	Consolidated
Revenues	$547,773	$—	$—	$547,773
Cost of operations
Theatre operating costs	404,831	—	—	404,831
General and administrative expenses	37,212	—	—	37,212
Depreciation and amortization	39,032	—	—	39,032
Impairment of long-lived assets	844	—	—	844
Gain on sale of assets and other	(342)	—	—	(342)

Total cost of operations	481,577	—	—	481,577

Operating income	66,196	—	—	66,196
Other income (expense)	(30,369)	8,420	—	(21,949)

Income before income taxes	35,827	8,420	—	44,247
Income taxes	7,673	3,158	—	10,831

Net income	28,154	5,262	—	33,416
Less: Net income attributable to noncontrolling interests	468	—	—	468

Net income attributable to Cinemark USA, Inc.	$27,686	$5,262	$—	$32,948

Note: “Restricted Group” and “Unrestricted Group” are defined in the Indentures for the senior notes and senior subordinated notes.

CINEMARK USA, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME INFORMATION

THREE MONTHS ENDED MARCH 31, 2013

(In thousands)

	Restricted Group	Unrestricted Group	Eliminations	Consolidated
Net income	$28,154	$5,262	$—	$33,416
Other comprehensive income, net of tax
Unrealized gain due to fair value adjustments on interest rate swap agreements, net of taxes of $428	776	—	—	776
Unrealized gain due to fair value adjustments on available-for-sale securities, net of taxes of $833	1,356	—	—	1,356
Foreign currency translation adjustments	1,586	—	—	1,586

Total other comprehensive income, net of tax	3,718	—	—	3,718

Total comprehensive income, net of tax	31,872	5,262	—	37,134
Comprehensive income attributable to noncontrolling interests	(512)	—	—	(512)

Comprehensive income attributable to Cinemark USA, Inc.	$31,360	$5,262	$—	$36,622

Note: “Restricted Group” and “Unrestricted Group” are defined in the Indentures for the senior notes and senior subordinated notes.

CINEMARK USA, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION

THREE MONTHS ENDED MARCH 31, 2013

(In thousands)

	Restricted Group	Unrestricted Group	Eliminations	Consolidated
Operating activities
Net income	$28,154	$5,262	$—	$33,416
Adjustments to reconcile net income to cash provided by operating activities	24,238	(131)	—	24,107
Changes in assets and liabilities	(18,270)	3,289	—	(14,981)

Net cash provided by operating activities	34,122	8,420	—	42,542
Investing activities
Additions to theatre properties and equipment	(36,889)	—	—	(36,889)
Proceeds from sale of theatre properties and equipment and other	8,006	—	—	8,006
Investment in DCIP and other	—	(2,312)	—	(2,312)

Net cash used for investing activities	(28,883)	(2,312)	—	(31,195)
Financing activities
Dividends paid to parent	(24,000)	—	—	(24,000)
Repayments of long-term debt	(2,381)	—	—	(2,381)
Payments on capital leases	(2,645)	—	—	(2,645)
Other	87	—	—	87

Net cash used for financing activities	(28,939)	—	—	(28,939)
Effect of exchange rate changes on cash and cash equivalents	(672)	—	—	(672)

Increase (decrease) in cash and cash equivalents	(24,372)	6,108	—	(18,264)
Cash and cash equivalents:
Beginning of year	634,351	107,744	—	742,095

End of year	$609,979	$113,852	$—	$723,831

Note: “Restricted Group” and “Unrestricted Group” are defined in the Indentures for the senior notes and senior subordinated notes.

$530,000,000

Cinemark USA, Inc.

4.875% Senior Notes due 2023

PROSPECTUS

July 9, 2013